MIZUHO

Channel to Discovery

082-34906

3-31-06
AR/S

RECEIVED
2006 SEP 15 A 8:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE





SUPPL

Annual Report 2006

(April 2005~ March 2006)

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

dw
9/15

Mizuho Financial Group, Inc.

Financial Highlights of Mizuho Financial Group, Inc. (Consolidated)

For the Fiscal Years ended March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Total Income	¥ 3,732,166	¥ 3,455,653	$ 31,771,232
Total Expenses	2,752,024	2,512,594	23,427,462
Income before Income Taxes and Minority Interests	980,142	943,059	8,343,770
Net Income	649,903	627,383	5,532,510
Cash Dividends*	81,421	79,929	693,122

*Non-consolidated basis.

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Total Assets	¥ 149,612,794	¥ 143,076,236	$ 1,273,625,558
Securities	37,702,957	36,047,035	320,958,179
Loans and Bills Discounted	65,408,672	62,917,336	556,811,715
Deposits	82,367,125	80,368,058	701,175,838
Total Shareholders' Equity	4,804,993	¥ 3,905,726	$ 40,904,007

For the Fiscal Years ended March 31,	Yen 2006	Yen 2005	U.S. dollars 2006
Per Share of Common Stock			
Net Income	¥ 55,157.14	¥ 54,625.61	$ 469.54
Cash Dividends per Share*			
Common Stock	4,000	3,500	34.05
Preferred Stock			
Second Series Class II Preferred Stock	/	8,200	/
Third Series Class III Preferred Stock	/	14,000	/
Fourth Series Class IV Preferred Stock	47,600	47,600	405.21
Sixth Series Class VI Preferred Stock	42,000	42,000	357.54
Seventh Series Class VII Preferred Stock	—	11,000	—
Eighth Series Class VIII Preferred Stock	/	8,000	/
Ninth Series Class IX Preferred Stock	/	—	/
Tenth Series Class X Preferred Stock	/	5,380	/
Eleventh Series Class XI Preferred Stock	20,000	20,000	170.26
Twelfth Series Class XI Preferred Stock	/	—	/
Thirteenth Series Class XIII Preferred Stock	30,000	30,000	255.38

*Non-consolidated basis.

At March 31,	2006	2005
Capital Adequacy Ratio		
Risk-based Capital Ratio (BIS Capital Ratio)	11.62%	11.91%

Ratings

	R&I		JCR		Moody's		Standard & Poor's		Fitch	
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Mizuho Financial Group, Inc.	A	a–1	—	—	—	P–1	A–	—	A	F1
Mizuho Corporate Bank, Ltd.	A+	a–1	AA–	—	A1	P–1	A	A–1	A	F1
Mizuho Bank, Ltd.	A+	a–1	AA–	—	A1	P–1	A	A–1	A	F1
Mizuho Trust & Banking Co., Ltd.	A+	a–1	A+	—	A1	P–1	A	A–1	A	F1
Mizuho Securities Co., Ltd.	A+	a–1	AA–	J–1+	A1*	P–1*	—	—	—	—

*Credit ratings for EMTN programme (Joint Medium-term Note Programme with Mizuho International, based on keepwell agreement with Mizuho Corporate Bank).

(As of August 25, 2006)



Mizuho Financial Group

1-5-5, Otemachi, Chiyoda-ku,
Tokyo 100-0004
Japan
TEL: #81-3-5224-2026

September 2006

Dear Sirs/Mesdames:

As the group holding company of Mizuho Corporate Bank, Ltd., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and other group subsidiaries, we at Mizuho Financial Group, Inc. are very pleased to send to you our annual report for fiscal 2005 (period ended March 31, 2006).

As you will read in the report, we began to implement our business strategy, the "Channel to Discovery" Plan, in April 2005, with the objective of winning the even-stronger support of our customers. As a result of this initiative, we recorded a steady increase in income and further improved our financial soundness during fiscal 2005. Along with this development, we are pleased to report that in July 2006 we completed the repayment of all public funds.

We plan to continue contributing to society through various measures, such as offering products and services that meet the needs of our customers and engaging in CSR activities that aim for harmonious coexistence with society.

We hope that this report serves to enhance your understanding of the Mizuho Financial Group. If you have any questions or comments regarding this report, please do not hesitate to contact Corporate Communications of Mizuho Financial Group, Inc. at +81-3-5224-2026 (fax +81-3-5224-1055) or send an e-mail message to Ms. Nakamura at naoko.nakamura@mizuhofg.co.jp.

Sincerely yours,

2006 Mizuho Financial Group Annual Report

2 A Message from the President & CEO of Mizuho Financial Group, Inc.

4 Summary of Financial Results for Fiscal 2005

Mizuho Corporate Bank, Ltd.
6 Aiming to Become "One World-Class Company"

Mizuho Bank, Ltd.
8 Our Goal is to Have Our Customers Say "I Want to Deal with Mizuho"

10 Securities, Trust and Asset Management Business Strategies

12 Pursuing the "Channel to Discovery" Plan

16 Business Outline of Mizuho

18 Office Network of Mizuho

20 Business Approaches Adopted by Each Global Group

44 Brand Strategy

46 Management Structure of Mizuho

50 Internal Control Systems of Mizuho

67 Financial Analysis of Mizuho [Under Japanese GAAP]

99 Financial Data of Mizuho Financial Group, Inc. [Under Japanese GAAP]

147 Non-Consolidated Financial Statements of Mizuho Financial Group, Inc. and Four Subsidiaries [Under Japanese GAAP]

159 Senior Executives of Mizuho

160 Office Network of Mizuho

163 Investor Information on Mizuho Financial Group, Inc.

All figures contained in this report are calculated using accounting principles generally accepted in Japan ("Japanese GAAP").

Forward-Looking Statements

This document contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as "aim," "anticipate," "believe," "endeavor," "estimate," "expect," "intend," "may," "plan," "probability," "project," "risk," "seek," "should," "strive," "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and the effect of changes in general economic conditions in Japan.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

A Message from the President & CEO of Mizuho Financial Group, Inc.



We began to implement our business strategy, the "Channel to Discovery" Plan, in April 2005, with the objectives of winning the even-stronger support of our customers and creating a world-leading financial group. Under this plan, we are steadily implementing two key strategic initiatives—the Business Portfolio Strategy and the Corporate Management Strategy.

As a result of these initiatives, we recorded consolidated net income of ¥649.9 billion for fiscal 2005 representing a further gain over the previous fiscal year. We also achieved additional improvement in financial soundness.

Along with sustained profitability and increased

Three Global Groups Offer Services to Meet the Specific Needs of Each Customer Segment

As part of our Business Portfolio Strategy, we realigned our businesses into three global groups to provide services customized to suit the needs of particular customer segments. The Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group leverage their strengths and capabilities and take initiatives to offer the best financial products, services and solutions to our customers.

The principal companies in the Global Corporate Group are Mizuho Corporate Bank and Mizuho Securities. This group works to meet the requirements of major corporations and multinationals by further strengthening our syndicated loan business, where Mizuho maintains a strong presence as a market leader, and implementing other strategies to further increase our global presence by expanding and enhancing the capabilities of our overseas network. In addition to these initiatives, the Global Corporate Group continues to enhance such businesses as corporate banking, securities and investment banking.

In the Global Retail Group, its core company Mizuho Bank works to further strengthen our capabilities for meeting the needs of individual customers, especially in the fields of consulting and lending services, while also working to improve the attractiveness to customers of our membership service platform called the Mizuho Mileage Club. For small and medium-sized enterprises and middle market corporations, it supplies significant funds for meeting sound loan demands, and proactively promotes solutions businesses.

In the Global Asset & Wealth Management Group, Mizuho Trust & Banking works to further strengthen the capabilities of its trust and asset management businesses and cooperates even more closely with other group companies. In addition, in October 2005, we established Mizuho Private Wealth Management, a subsidiary that offers full-fledged private banking services.

Improving Management Transparency and Promoting CSR Activities

The other strategic initiative supporting the "Channel to Discovery" Plan is the Corporate Management Strategy. One of the key elements of this strategy is to increase transparency in corporate governance to further enhance the confidence that investors have in our group. In line with this strategy, we are moving ahead steadily with the preparations, including enhancement of our management controls, for our listing on the New York Stock Exchange as soon as feasible.

In our corporate social responsibility (CSR) activities, we implemented environmental initiatives, provided support for financial education, and engaged in other

financial soundness, I am pleased to report that in July 2006 we completed the repayment of all public funds totaling ¥2,949.0 billion, that had been provided to us in March 1998 and March 1999. Supported by these public funds for a period of more than eight years, we were able to focus on making our business revitalization a success. We sincerely appreciate your understanding and continued support over this period.

In the following sections, I would like to explain our group's management strategies and accomplishments in more detail.

activities. Our *CSR Report* provides details on these activities. We also moved forward with initiatives to strengthen our corporate brand strategy.

Solid Progress in Increasing Profitability and Further Improvements in Financial Strength

As a consequence of our efforts mentioned above, in fiscal 2005, we recorded a steady increase in income in such areas as retail banking, which was our growth business area, solutions businesses, and overseas businesses. Regarding general and administrative expenses, we allocated our management resources aggressively in growth areas, while further reducing existing costs.

Moreover, we made additional progress in improving our financial soundness and established top-level financial strength among the Japanese mega banks. The non-performing loan ratio as of the end of March 2006 was 1.41%, representing a further decline from the previous fiscal year-end. Consolidated net deferred tax assets also significantly decreased.

As mentioned earlier, consolidated net income of the group increased to ¥649.9 billion, and net income per share of common stock also showed a steady rise. In view of these financial results, we decided to increase the year-end cash dividend per share for fiscal 2005 to ¥4,000 and made dividend payments on preferred stock as prescribed. The consolidated BIS capital adequacy ratio was maintained at a sufficient level of 11.62% as of the end of March 2006.

Along with our success in securing stable profits and improving our financial soundness, during fiscal 2005, we repurchased preferred stock of public funds of ¥866.4 billion. In July 2006, we repurchased preferred stock of public funds of ¥600.0 billion and completed the repayment of all public funds.

In November 2005, we conducted an offering of 763,000 shares of common stock (¥531.6 billion) of Mizuho Financial Group, Inc. (MHFG), held by its subsidiary Mizuho Financial Strategy Co., Ltd. (MHFS), formerly known as Mizuho Holdings, Inc. In July 2006, we repurchased and cancelled 131,800 shares of common stock (¥129.9 billion) of MHFG held by MHFS. With respect to the remaining common stock of MHFG held by MHFS after the above offering as well as the repurchase and cancellation, we intend to repurchase and cancel them after fiscal 2006, taking into consideration our financial condition.

Fulfilling Our Social Responsibilities while Recognizing the Public Role of Our Business

We will move ahead proactively with the steady implementation of our "Channel to Discovery" Plan. Backed by the support of our customers, we will work to enhance our corporate value by strengthening our competitiveness and profitability.

At the same time, recognizing the public nature of our business as a financial institution, we plan to continue contributing to society through various measures, such as offering products and services that meet the needs of our customers and engaging in CSR activities that aim for harmonious coexistence with society, while endeavoring to increase our corporate value. We look forward to your continuing support as we make further progress toward our objectives.

July 2006



Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.

Summary of Financial Results for Fiscal 2005

Based on our business strategy called the "Channel to Discovery" Plan, we advanced into a new phase in our management strategies and focused on increasing our top-line profits as well as implementing disciplined capital management. As a consequence, we recorded consolidated net income of ¥649.9 billion.

Summary of Income Analysis

Our consolidated gross profits increased by ¥9.3 billion compared with the previous fiscal year. If we exclude the effect of the disposition of unrealized losses on bond portfolios in March 2006 (¥138.5 billion for "Three Banks": Mizuho Corporate Bank (MHCB), Mizuho Bank (MHBK) and Mizuho Trust & Banking (MHTB)), which we carried out in light of such factors as interest rate trends, consolidated gross profits increased by 7.4% compared with the previous fiscal year. The factors accounting for the increase in consolidated gross profits were the increase in income from Customer Groups and the steady growth in profits of our group companies.

In addition, due to the recording of reversal of reserves for possible losses on loans and net gains related to stock, consolidated net income amounted to ¥649.9 billion. If we exclude a special factor in the previous fiscal year (i.e., the effect of the ¥308.4 billion Supreme Court judgment regarding Japan Housing Loan, Inc.), consolidated net income virtually increased by approximately ¥330.0 billion.

○ **Steady Enhancement of Top-Line Growth**

As for non-interest income, net fee and commission income on a Three Banks basis increased by ¥63.3 billion, or 20.0%, compared with the previous fiscal year.

This increase was attributed to the considerable increase in fee income related to investment trusts and individual annuities in our business with individual customers as a result of our efforts to enhance our consulting functions. In our business with corporate customers, our solutions, foreign exchange, and overseas businesses showed solid growth. So did the trust and asset management businesses of MHTB. On a consolidated basis, net fee and commission income increased by ¥83.3 billion compared with the previous fiscal year, due to enhancement of group synergies.

Net interest income decreased compared with the previous fiscal year, due to the effects of the decrease in interest margins caused by tougher competition in lending businesses and the decrease in the average balance of our domestic loans. However, in addition to the steady increase in overseas loans, there was a turnaround in our domestic loans to both small and medium-sized enterprises (SMEs) and individual customers, and they continued to increase. The main factors contributing to the turnaround and growth in domestic loans were the steady increases in loans to middle credit risk corporations, our housing loans and loans to individuals in alliance with Orient Corporation, all of which are areas where we have placed significant focus.

Increase in Net Fee and Commission Income



(Billions of yen)
600
400
200
0
Consolidated
The Three Banks
+ 46.0
+ 83.3
+ 46.5
+ 63.3
Fiscal 2003
Fiscal 2004
Fiscal 2005

	Fiscal 2003	Fiscal 2004	Fiscal 2005
Consolidated	¥426.6 bn.	¥472.6 bn.	¥555.9 bn.
The Three Banks	¥268.5 bn.	¥315.1 bn.	¥378.4 bn.

Increase in Loan Balance (The Three Banks)



(Trillions of yen)
65
60
55
0
Overseas & offshore
Domestic
September 2004
March 2005
September 2005
March 2006

	September 2004	March 2005	September 2005	March 2006
Loan balance*1	¥64.1 tn.	¥62.6 tn.	¥63.5 tn.	¥65.0 tn.
Loans to SMEs and individual customers*2	¥37.2 tn.	¥37.3 tn.	¥36.6 tn.	¥38.5 tn.

*1 Excluding trust account and loans to MHFG
*2 Including trust account

As for general and administrative expenses (G&A expenses), "strategic expenses" were incurred to implement measures for enhancing future top-line growth. "base expenses," on the other hand, further decreased due primarily to the decrease in IT-related expenses, including the effects of the completion of MHBK's IT systems integration. As a result, total G&A expenses on a Three Banks basis decreased by ¥18.1 billion compared with the previous fiscal year.

Decrease in G&A Expenses (The Three Banks)



(Billions of yen)
900
800
700
0
-28.2
-18.1
-52.0
Strategic expenses ¥33.9 bn.
Base expenses ¥777.0 bn.
Fiscal 2003
Fiscal 2004
Fiscal 2005
G&A Expenses ¥857.4 bn.
¥829.1 bn.
¥810.9 bn.

Combined with the aforementioned good profit performance, our fully diluted earnings per share (EPS) was ¥46,234 and return on equity (ROE) was 14.9%, both of which were sustained at high levels.

Superior Financial Soundness

At MHFG, the ratio of consolidated net deferred tax assets to Tier 1 capital decreased significantly to 6.4%, and the non-performing loan ratio on a Three Banks basis decreased to 1.41%, showing that our financial soundness remains at a top level among Japanese mega banks.

MHFG's consolidated BIS capital adequacy ratio was maintained at a sufficient level of 11.62%.

Disciplined Capital Management

○ Repayment of Public Funds

We repurchased and cancelled preferred stock of public funds of ¥616.4 billion (on an issued-price basis) in August 2005, ¥250.0 billion (ditto) in October 2005, and ¥600.0 billion (ditto) in July 2006. We completed the repayment of all public funds, the original amount of which was ¥2,949.0 billion, including the subordinated bonds of public funds which we redeemed in full during fiscal 2004.

○ Secondary Offering of Common Stock of Mizuho Financial Group, Inc. (MHFG)

To enhance our capital base, in November 2005, by way of a global offering, we conducted an offering of 763,000 shares of common stock (¥531.6 billion) of MHFG, held by its subsidiary Mizuho Financial Strategy (MHFS), formerly known as Mizuho Holdings. In July 2006, we repurchased and cancelled 131,800 shares of common stock (¥129.9 billion) of MHFG held by MHFS.

With respect to the remaining common stock (approximately 261,000 shares) of MHFG held by MHFS after the above offering as well as repurchase and cancellation, we intend to repurchase and cancel them after fiscal 2006, taking into consideration our financial condition.

○ Issuance of Preferred Securities

In March 2006, through our overseas special purpose subsidiaries, we issued approximately ¥140.0 billion of preferred securities, which increased our group's Tier 1 capital and contributed to enhancing our capital base to support our future growth.

Mizuho Corporate Bank, Ltd.

Aiming to Become "One World-Class Company"



Combining Commercial and Investment Banking, and Expanding it Globally

Since commencing operations over four years ago, we have worked successfully to materially resolve our non-performing loan (NPL) issues and strengthen our financial position. We have also worked consistently to develop our business model, promoting our "originate to distribute" business model based on asset turnover and strengthening our capabilities in investment banking. During the current fiscal year as well, we aim to be the bank that is "constantly evolving," responding swiftly and nimbly to changes in the business environment, and to implement our business model globally.

A New Kind of Bank Needed in Wholesale Finance

In wholesale finance, Japanese banks have traditionally operated under a business model involving raising funds from deposits and lending to corporations. However, after experiencing the collapse of the bubble economy and the onset of deflationary conditions, the Japanese economy and its industries have undergone major structural transformation. Today, Japanese industries have embraced the IT revolution, become global, and learned lessons from being burdened with NPLs. Also, the requirements of clients for financial services have become more sophisticated and diverse. This means that the roles we as financial institutions must play are also undergoing major change.

In view of these various developments, we believe that one of the most important roles that banks must play is to serve the function of powerful risk intermediaries. In other words, banks must in effect perform the role of risk processing plants. They must take the credit risk inherent in the businesses and projects that clients undertake, break this risk down and process or transform it using sophisticated financial technologies, then allocate this risk across a broad range of investors. By strengthening our capabilities for performing these functions, it will be possible to offer fund-raising services for businesses that would have been difficult for traditional banking institutions to undertake previously, and, ultimately, these enhanced risk-processing capabilities may contribute to new economic growth.

Moreover, there is a strong need for banks to evolve toward a business model that is based on their ability to offer various financial and business solutions to their clients. We believe that for us to be a bank that clients come to proactively for services, or in other words, for us to be the bank that clients call first to draw on our capabilities in finance, we must have an in-depth understanding of economic and industry trends, as well as cutting-edge financial technology, plus the ability to offer sophisticated solutions that respond to the broad range of management needs and financial requirements of our clients.

Our Investment Bank Declaration: We Will Combine Commercial and Investment Banking

Building on this understanding of the business environment, our fundamental strategy is to establish a "Global Corporate Banking Group" whose business model is constantly evolving. The core element of this strategy lies in the significance of the two words, "Corporate Banking," which requires the combination of commercial banking and investment banking.

Leveraging our relationships with clients developed through our strong commercial banking base, we offer

our clients advanced solutions and products that contribute to enhancing their corporate value. These include syndicated loans, M&A deals, leveraged finance, project finance, cash management, and many other services. Moreover, as the "Group" in "Global Corporate Banking Group" suggests, Mizuho has a full range of services, including securities and trust services, that enable us to offer a seamless package of financial services.

In parallel with our drive to strengthen our capabilities in investment banking, we are also working proactively to enhance the sophistication of our portfolio management. By working to maximize the value of our portfolio through the dispersal of risk and proactive control of credit risk, we are improving our capabilities for strategic risk-taking. Through these initiatives, we are committed to substantially strengthening the risk intermediary functions that banks should have as the shift to market-oriented indirect financing becomes more pronounced.

We announced our "Investment Bank Declaration" as our motto in fall 2005 to express our commitment to establishing the business model I have just described.

Our Global Declaration: We Will Substantially Enhance Our Global Presence

We are also aiming to apply this business model at the global level. Markets in virtually all industries are expanding, propelled by the growth in worldwide demand. Moreover, industrial realignments are under way at the global level in many industries, and companies are making major capital investments outside their home markets. We are working to substantially improve our capabilities for offering solutions worldwide for our clients who are expanding their activities around the world.

To promote the globalization of our activities, we implemented major reforms in our organization and structure on March 31, 2006. Previously, Japanese banks conducted operations within the general framework of "domestic business promotion" and "overseas business promotion." Now, with the objective of creating an organization appropriate for us, as a bank conducting business activities transcending national boundaries, we eliminated the distinction between "domestic" and "overseas." Under the new organization, divisions performing specialized functions conduct both domestic and international operations in a seamless framework. Further, to continue to bolster our global network, we opened branches in New Delhi in May 2006 and in Wuxi, China, in June 2006.

We plan to significantly accelerate these initiatives, with the goal of establishing our next business model, which can be summarized via our intention to "structure a true investment bank on our strong commercial banking foundations, then expand it globally." Our Global Declaration means we are aiming to become "one world-class company."

I would like to report that in July 2006 we have fully repaid the public funds provided to us. We sincerely appreciate your understanding and continued support over the years.

We have positioned the current year as a time for beginning and accelerating full-scale programs that will put us on course toward becoming a top global banking institution. We are working to ensure that all the senior executives and staff share this objective, promote our evolving business model, and commit themselves to realizing the high levels of competitiveness and profitability as well as enhanced sophistication of management expertise that will enable us to take our place among the top global banks. As we move toward these objectives, we look forward to your continued support.

July 2006



Hiroshi Saito
President & CEO
Mizuho Corporate Bank, Ltd.

Our Goal is to Have Our Customers Say "I Want to Deal with Mizuho"



A Year for Taking the Next Steps in Cementing Long-Term Relationships with Our Customers

The Year in Perspective: Shifting Fully to the Offensive

As the core bank of the Global Retail Group, under Mizuho's "Channel to Discovery" Plan, which was announced in April 2005, Mizuho Bank positioned fiscal 2005 as a year for making major leaps forward in growth to reach the medium-term goal of becoming the best bank in Japan's middle and retail markets in terms of both customer satisfaction and profitability.

About 26 million individual customers have accounts with us, and approximately 100,000 small and medium-sized enterprises (SMEs) and middle-market corporations have borrowings from us. The financial needs of both individuals and companies are becoming increasingly diverse and sophisticated. We intend to respond to these needs with carefully tailored, speedy services based on improved cooperation among Mizuho group companies and, therefore, have shifted from a strategy of preparing the foundations for growth to a proactive offensive to promote our business and management reforms.

○ Business Reforms

The three principal pillars of our business reforms are strengthening our core businesses, enhancing profitability in the mass-retail sector and rebuilding our channel network.

To strengthen our core businesses, in individual customer transactions, we are focusing on developing a consulting structure that will allow us to provide appropriate advice for customers who purchase investment products. We are also responding broadly to customers' loan needs by expanding our Housing Loan Business Promotion Centers and entering a tie-up with consumer loan company Orient Corporation.

In corporate banking, we are stepping up our activities to respond broadly to the financing needs of SMEs and middle-market corporations, including the promotion of new transactions to meet the broad range of financing needs in these segments. We are also actively offering business solutions, including planning and assistance for passing family businesses to the next generation, M&A advisory services, and helping our corporate customers to find new opportunities through our "business matching" services.

In the mass-retail area, we are planning to continue to enhance the attractiveness of our Mizuho Mileage Club membership services, including offering reduced fees on certain services, and to expand Club-related services that are even more closely in tune with the daily lives of our customers. As a result of these activities, the number of members has exceeded 1.9 million. Also, in March 2006, we entered tie-ups in the mobile phone credit card settlement business with NTT DoCoMo and UC Card. We also began to offer services for the Mizuho Suica Card, which we issue under a tie-up with East Japan Railway Company, and which combines the features of an IC ATM card, a credit card, railway tickets, and e-money.

Moreover, to provide security for our customers, we are strongly encouraging customers to upgrade to IC ATM cards, which offer enhanced security in transactions. In this connection, in February 2006, the Depositor Protection Law went into effect in Japan, but, prior to this, in November 2005, we began to compensate customers for their losses due to the falsification or theft of their ATM cards.

To rebuild our channel network, we are creating a new channel and branch structure that will allow us to

provide tailor-made services to meet customer needs. In addition, we opened a new type of office in March 2006 in the Roppongi Hills business, commercial, and residential district of Tokyo dedicated to offering services to individual customers, and our plans call for opening about 100 such offices throughout Japan going forward.

Among other activities, together with Orient Corporation, in December 2005 we created a finance scheme for supporting SMEs and middle-market corporations that proactively promote environmental initiatives. Under this system, as part of our corporate social responsibility (CSR) activities, working together with Orient Corporation, we provide financing at substantially reduced interest rates for corporate customers who are working to make their activities and products more environment-friendly.

○ Management Reform

The three main pillars of our management reforms are realigning our cost structure, reviewing the allocation of our management resources, and making reforms in our human resources management structure.

In cost reform, the positive effects of our computer system integration, which was completed in fiscal 2004, are becoming apparent, and we are continuing to conduct thorough reviews of all our operations, while steadily moving forward with cost reductions. Going forward, while making further efforts to reduce costs, in line with our strategy of improving customer services, we are allocating management resources aggressively to develop services for our customers and make improvements in our cost ratios.

Our reforms in human resources include strengthening our training regime and assigning personnel to positions that are best suited to their abilities. In addition, we are actively recruiting experienced professionals. For example, we are training an increasing number of financial consultants (FCs) who can give advice in response to all kinds of customer consulting needs. As a result, the number of our FCs reached 2,000 in fiscal 2005. In corporate activities, we have increased the staff of the Mizuho Business Finance Center, which specializes in lending to small-scale businesses, to approximately 600 to offer supportive and responsive services.

Working to Build Long-Term Relationships of Trust with Our Customers

We regret that in January 2006, one of our former employees was arrested for alleged improper conduct in misappropriating deposits of our customers. In February 2006, another employee, who held the position of section chief in one of our branches, was also arrested on suspicion of leaking personal information of customers outside the Bank. We regard these incidents with greatest seriousness and wish to express our deepest apologies again, first to our customers and more broadly to the general public.

Since these incidents were discovered, we have worked to substantially expand and strengthen our internal control systems and implement bank-wide initiatives to prevent the recurrence of such unethical conduct, including efforts to nurture a corporate culture that reinforces compliance and internal controls.

During the current fiscal year, we are working to achieve maximum results from the business reforms we are implementing and setting our management course to focus on thinking first and foremost on building long-term relationships of trust with our customers. In addition, we are endeavoring to make further major improvements in services, ensure full compliance with laws and regulations, and implement a more-proactive program of CSR activities.

I would like to report that in July 2006 we have fully repaid the public funds provided to us. We sincerely appreciate your understanding and continued support for many years.

The senior executives and staff of the Mizuho Bank are committed to working together as one to devote their fullest efforts to offer services that are convenient and provide security to our customers. Our goal is to hear our customers say, and really mean, "I want to deal with Mizuho."

As we work toward our strategic objectives, we look forward to your continuing support.

July 2006



Seiji Sugiyama
President & CEO
Mizuho Bank, Ltd.

Securities, Trust and Asset Management Business Strategies

Basic Strategy for the Securities Business

In addition to pursuing integrated banking and securities operations based on customer segmentation, the group's three securities companies—Mizuho Securities (MHSC), Mizuho Investors Securities (MHIS) and Shinko Securities—make the most of their capabilities and advantages in order to ensure that the group can maximize its comprehensive strengths.

Integrated Banking and Securities Operations

With the aim of pursuing greater synergies by strengthening cooperation between group banks and securities companies, MHSC, which plays a part in the Global Corporate Group, was positioned under the umbrella of MHCB, and MHIS was positioned under the umbrella of MHBK in the Global Retail Group, in accordance with customer segmentation. This resulted in the creation of a framework for providing comprehensive solutions that make the most of the respective functions of the banks and securities companies.

More specifically, MHCB utilizes the investment banking function as well as the bond and equity-related capabilities of MHSC to provide a broad range of new and more specialized products and services for customers. MHBK offers its customers MHIS's bond and equity-related functions and, by jointly developing branches with MHIS, gives customers the convenience of "one-stop shopping."

Strengths and Characteristics of the Group's Three Securities Companies

Mizuho Securities

MHSC is a wholesale securities company that offers high-quality, specialized solutions in response to the wide-ranging needs of domestic and international institutional investors, corporations, financial institutions and public sector entities.

It occupies a top position among the major securities companies in the area of bond underwriting, and boasts a strong presence in bond sales as well. In the equity-related business, it offers a full range of services and has raised its market standing to a position close to that of the major securities companies.

It has already established a top-level presence in the area of M&A and other financial advisory services for Japanese customers, and has a track record in structured finance that puts it among the market leaders in Japan.

MHSC also aims to satisfy the diversified needs of customers who are active at home and abroad by offering seamless domestic and overseas business services through its network of overseas securities subsidiaries.

Mizuho Investors Securities

MHIS is working to proactively strengthen cooperation among group companies through establishing a network of 100 joint branches with MHBK and promoting a securities sales agency business with MHBK, starting a trust business with MHTB as an agent, as well as an IPO business with group companies. With this as its operational base, MHIS responds to customers' asset investment needs by offering various securities-related solutions, and to their funding needs by offering stock and bond underwriting services and consulting business in connection with their capital structure planning. In this way, it aims to become the customer's first choice as the most trusted securities company by providing carefully-tailored, high-quality products and securities services in a speedy manner.

Shinko Securities

Shinko Securities is a comprehensive securities company with a nationwide network that offers a full range of services from underwriting to brokerage. Through dynamic and efficient cooperation with group companies, it uses its full-line functions to provide middle market/retail customers with a wide selection of financial products and services. In May 2006, Shinko Securities, in conjunction with MHBK, started to handle wrap accounts through its securities sales agent, a first in Japan.

The three group securities companies aim to make the most of their strengths and characteristics, and maximize synergies to develop a group presence that matches that of other major securities companies.

Basic Strategy for the Trust Business

We recognize that the trust business is a growth sector and are working to deliver the best solutions to customers through MHTB, which offers a full range of trust services, and Trust & Custody Services Bank (TCSB), which offers high-level custody services in its role within the Global Asset & Wealth Management Group. MHTB quickly and accurately responds to the increasingly diversified and sophisticated needs of today's customers by offering various products and services together with group companies through the agent system and with external entities through business tie-ups, and also by holding joint seminars.

Mizuho Trust & Banking

MHTB aims to become the most trusted trust bank by accurately meeting the diversified needs of customers through original products and services that draw on the high level of expertise and rich know-how it has built up over many years.

MHTB responds to the asset management and investment needs of a wide range of individual customers by offering consulting services in connection with assets in general, including financial assets and real estate. It also offers asset investment products such as "Always" and "Chochiku no Tatsujin," which are money trusts based on securitized automobile loan assets, and asset management products such as "Asset Management Trusts" for centralized management of financial assets.

In the area of testamentary trusts, MHTB's experienced professionals have earned an excellent reputation for their carefully-tailored services. MHTB is offering services to an even larger number of customers through its network of agents at MHBK, and has one of the highest balances of such trusts in the sector. For corporate customers, MHTB cooperates with group companies in offering optimal solutions in such areas as real estate, securitization, pensions, the stock transfer agency business and asset management. In particular, through its sophisticated consulting services, MHTB supports customers in formulating effective business strategies to deal with management issues arising from changes in accounting systems and revisions to the Company Law.

MHTB will continue to identify customers' needs and to satisfy them by proactively developing new products and services, and creating new trust business.

Trust & Custody Services Bank

Based on its advanced systems infrastructure and highly transparent internal control systems, TCSB provides financial institutions, institutional investors and other customers with high-quality, high value-added trust and custody services, and outsourcing for comprehensive asset administration services. TCSB also responds to customers' high-level custody requirements through participation in the "account-management institution business" developed in response to securities settlement systems and infrastructure reform in Japan, and through the provision of securities lending services.

Basic Strategy for the Asset Management Business

In the investment trust and pensions markets, we aim to become one of the world's leading players in terms of both quality of services and assets under management.

Our asset management companies, Dai-Ichi Kangyo Asset Management, Fuji Investment Management and DLIBJ Asset Management, all make the most of their individual specialties in offering high-quality products and services to both group and non-group customers. In the distribution of investment trusts, they offer a widely varied line-up of products designed to meet the increasingly complex and sophisticated needs of customers.

In the Japanese defined contribution pension business, we are channeling our total resources into providing solutions for corporate management issues by supporting the formation of assets for individuals to enjoy in their retirement.

Pursuing the "Channel to Discovery" Plan

·Outline of the "Channel to Discovery" Plan

Business Portfolio Strategy

We have realigned our business into three global groups according to our customers' needs. These groups are the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. We provide the most suitable products, services and solutions to our customers by maximizing the advantages of each group.

Management Structure of Mizuho



Mizuho Financial Group, Inc. (MHFG)
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd. (MHCB)
Mizuho Bank, Ltd. (MHBK)
Mizuho Trust & Banking Co., Ltd. (MHTB)
Mizuho Private Wealth Management Co., Ltd.(MHPW)
Mizuho Financial Strategy Co., Ltd. (MHFS)
Mizuho Research Institute Ltd. (MHRI)
Mizuho Information & Research Institute, Inc. (MHIR)
Mizuho Securities Co., Ltd. (MHSC)
Mizuho Investors Securities Co., Ltd. (MHIS)
Trust & Custody Services Bank, Ltd. (TCSB)
Asset management companies (DKA, FIMCO, DIAM)
Shinko Securities Co., Ltd.
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.

The Global Corporate Group

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large, global corporations.

The Global Retail Group

The Global Retail Group provides top-level products and services on a global scale, with close cooperation with leading domestic and international companies in response to the diversified and globalized needs of individuals as well as small and medium-sized enterprises and middle-market corporations in Japan.

The Global Asset & Wealth Management Group

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates

MHFS: An advisory company pertaining to management control and corporate revitalization for financial institutions.

MHRI: A think tank.

MHIR: An IT-related company.

Management focus has moved into a phase that will seek to gain the support of customers. Hence, in April 2005, Mizuho launched its business strategy, the "Channel to Discovery" Plan. As action plans under this strategy, we developed the "Business Portfolio Strategy" as well as the "Corporate Management Strategy."

Corporate Management Strategy

We developed the following strategies to realize corporate management befitting a world-leading financial group.

- MHFG is preparing for listing on the New York Stock Exchange (NYSE) as early as is feasible in order to further improve the transparency of its corporate governance and increase its investors' trust.
- We promote corporate social responsibility (CSR) activities by positioning CSR as one of the main pillars of our group business strategy for the creation of new corporate value and the achievement of sustainable growth.
- We are enhancing our branding strategy to establish the Mizuho brand in order to win solid social trust.

Promoting a New Medium-Term Business Plan

We will improve the level of gross profits by drastically devoting management resources to new strategic measures in response to customers' needs. We will also continue with intensive rationalization of existing businesses.

The above description of our mid-term business plan contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements do not represent any guarantee by management of future performance and are subject to risks, uncertainties and assumptions, including those enumerated under "Forward-Looking Statements" on page 1. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. We do not intend to update our forward-looking statements, whether as a result of new information, future events or otherwise.

Overview of the Medium-Term Business Plan

(Billions of yen)

Resolution of financial issues / Establish a stable earning base supported by customers

	Fiscal 2007 (Plan)		Fiscal 2005	
	Consolidated Net Income	Net Business Profits	Consolidated Net Income	Net Business Profits
MHFG	650.0	*2 1,180.0	649.9	*2 889.2
Global Corporate Group	*1 290.0	*2 460.0	*1 572.7	*2 435.1
Global Retail Group	*1 290.0	*2 630.0	*1 157.5	*2 365.7
Global Asset & Wealth Management Group	*1 40.0	*2 90.0	*1 41.2	*2 88.3

*1 Aggregated figures of core banking subsidiary and securities subsidiary (non-consolidated).
*2 Figures of core banking subsidiary (non-consolidated).

○ Progress of "Channel to Discovery" Plan

April 2005

○ MHBK entered into separate business collaborations with two of the best U.S. super-regional banks, Wachovia and Wells Fargo respectively.

○ MHTB entered into a business collaboration with The Bank of New York, a global leader in the trust banking business. MHBK also entered into a business collaboration with The Bank of New York in the area of distribution of investment trust products in Japan.

July 2005

○ MHBK started to sell the investment funds "Mizuho Wachovia U.S. Investment Grade Corporate Bond Fund," and "Mizuho Wells Fargo Emerging Markets Equity Open."



Mizuho sees CSR as an indispensable part of its activities to achieve sustainable growth along with society.

It has adopted a proactive approach to CSR centered on the following priorities. Please refer to Mizuho's *CSR REPORT 2005* for details of the Mizuho's approach to CSR.

Involvement in Environmental Awareness

By recognizing the immediate importance of curbing and alleviating environmental impact as a globally shared challenge, we are seeking to provide financial services that are in line with environmental preservation policies, such as measures to prevent global warming, while at the same time reducing our own consumption of resources.

Supporting Financial Education

We support financial education programs for the development of the next generation so they can acquire financial knowledge and the ability to resolve the issues they may face in their daily lives.

Enhancement of Corporate Governance

We are further enhancing corporate governance in order to sustain maximum fairness and integrity in our corporate activities and thus win high levels of acceptance in the global financial and capital markets.

Highly Responsive Communications

We are realizing responsive communications between stakeholders such as customers, shareholders, local communities and employees.

Promotion of Group-Wide Approach to CSR

The group's holding company, MHFG, promotes an integrated group-wide approach to CSR with a view to further developing the existing CSR activities of the group companies.

CSR REPORT 2005 Published

In February 2006, we published the *CSR REPORT 2005* with a view to promoting broader stakeholder understanding of the group's CSR policy and activities. The next edition, *CSR REPORT 2006*, is due to be published in the fall of 2006.

The report is available at MHFG's website, but a printed copy is also available at your request.



http://www.mizuho-fg.co.jp/activity/report/index.html

September 2005

○ MHBK and MHTB started to sell the "Mizuho BNY US Bank Loan Fund."

October 2005

○ In pursuit of further synergies in the retail market business, the two strategic retail subsidiaries, UC Card and Mizuho Capital, were reorganized as subsidiaries of MHBK.

○ We reorganized Mizuho Holdings (MHHD) into MHFS, a new advisory company that provides advice to financial institutions. MHFS integrated MHHD's expertise in group management as a bank holding company, with Mizuho Advisory's expertise in the area of corporate revitalization.

○ Four financial subsidiaries specializing in corporate revitalization terminated operations, and MHCB, MHBK and MHTB merged their own subsidiaries.

Mizuho Exhibit at Eco-Products 2005

In December 2005, we set up an exhibit at the Eco-Products 2005 held at Tokyo Big Sight, Japan's largest environment-related exhibition.

Out of the many visitors to our booth, some 800 people cooperated in completing a questionnaire. We will make use of the opinions received from these visitors in promoting our work with the environment.



Lectures Held at Universities

In fiscal 2006, lectures will be held at Hitotsubashi University, Waseda University, and Keio University. Senior executives and employees of Mizuho's group companies working at the cutting edge of the finance business are to lecture on comprehensive financial knowledge based on actual experience.

Joint Research on Financial Education Inaugurated

In April 2006, Mizuho and Tokyo Gakugei University initiated joint research into specific methods for promoting financial education in forms that are suitable for school education and society.



Brand Strategy

We are developing various kinds of communication activities under the group's unified Brand Slogan, "Channel to Discovery."

Brand Slogan

Channel to Discovery

The slogan expresses the role Mizuho will play, not only to realize today's dreams, but also to discover new possibilities that lie ahead and to create a better future.

"Discovery" stands for Mizuho's customers discovering their dreams and new possibilities, and "Channel" stands for the role Mizuho will play in providing the ways and means to its customers so that they can realize their dreams and new possibilities.

November 2005	January 2006	February 2006	July 2006
○ MHPW, private banking services company, started its operation.	○ As part of strengthening our branding strategy, we developed communication activities including commercials on television.	○ We issued *CSR Report 2005* in order to introduce our CSR policies and activities.	○ We completed the repayment of all public funds.

Business Outline of Mizuho

We precisely and swiftly provide products, services and business solutions to meet the diversified financial needs of our customers by actively pursuing group synergies.

Mizuho Corporate Bank (MHCB)

MHCB focuses its business on corporate finance, primarily serving large corporations (such as those listed on the first sections of domestic stock exchanges), financial institutions and their group companies, public sector entities, and overseas corporations including subsidiaries of Japanese companies.

Mizuho Bank (MHBK)

MHBK serves primarily individuals, SMEs, and middle-market corporations, and local governments in Japan.


Securities Business

Mizuho Securities (MHSC)

A wholesale securities company whose customers are institutional investors, corporations, financial institutions and public corporations.


Trust and Asset Management Business

Mizuho Trust & Banking (MHTB)

A trust bank that possesses strengths in both the corporate and individual markets.


Other Businesses

UC Card

A leader among credit card companies in Japan.

Mizuho Research Institute (MHRI)

A think tank.


Overseas Subsidiaries

Banking Subsidiaries
Derivatives Subsidiaries
Securities Subsidiaries
Trust Banking Subsidiaries
Asset Management Subsidiaries

Mizuho Investors Securities (MHIS)
A securities company that focuses on serving the group's customers.

Shinko Securities
A comprehensive securities company that focuses on the middle and retail markets.

Trust & Custody Services Bank (TCSB)
A highly specialized trust bank focusing on the custody business.

Defined Contribution Plan Services (DCPS)
An entity that specializes in managing defined contribution pension plans.

Dai-Ichi Kangyo Asset Management (DKA)
An asset management company.

Fuji Investment Management (FIMCO)
An asset management company.

DLIBJ Asset Management (DIAM)
An asset management company.

Mizuho Private Wealth Management (MHPW)
A private banking services company.

Mizuho Trust Realty Company
A real estate agency.

Mizuho Credit Guarantee
A credit guarantee and real estate research company.

Mizuho Capital
A principal venture capital company.

Mizuho Factors
A factoring company.

Mizuho Information & Research Institute (MHIR)
An IT-related company.

Mizuho-DL Financial Technology
A research and development company of financial technology.

Mizuho Financial Strategy (MHFS)
An advisory company for financial institutions.

Office Network of Mizuho

We utilize our office network, which covers every prefecture in Japan as well as major overseas cities, to respond to our customers' diversified and globalizing financial needs while supporting the smooth progress of economic activities.

International Network (As of July 31, 2006)

MHCB
- ● Overseas Branches and Relevant Offices
- ● Overseas Representative Offices
- Major Overseas Subsidiaries and Relevant Offices

MHSC
- Overseas Subsidiaries
- ▲ Overseas Representative Offices

MHTB
- Overseas Subsidiaries
- ■ Overseas Representative Offices

Brussels
London
Beijing
Amsterdam
Tianjin
Düsseldorf
Frankfurt
Wuxi
Dalian
Nanjing
Seoul
Luxembourg
Paris
Vienna
Wuhan
Xiamen
Zurich
Tehran
Shenzhen
New Delhi
Shanghai
Bahrain
Guangzhou
Taipei
Hong Kong
Mumbai
Kaohsiung
Hanoi
Manila
Bangkok
Ho Chi Minh
Kuala Lumpur
Singapore
Sydney
Labuan
Jakarta


Toronto
Chicago
New York
Los Angeles
Atlanta
Houston
Cayman
Mexico
São Paulo

Domestic Network (As of July 31, 2006)

MHCB
Head Office and Branches: 18

MHBK
Head Office and Branches: 375
Sub-branches: 72
Agencies: 47

MHSC
Head Office and Department: 2

MHTB
Head Office and Branches: 37
Sub-branch: 1

Global Corporate Group
— Approaches to Large and Global Corporations, and Other Entities —



Business Environment and Overview of the Global Corporate Group

The self-sustaining recovery trend in the Japanese economy is becoming more apparent as the turnaround spreads from the manufacturing sector to the non-manufacturing sector and hence to consumer spending. Moreover, as the global economy takes a turn for the better, and markets for various industries expand as a result of surging worldwide demand, there are signs of a global industrial realignment that transcends national boundaries. Under these conditions, customers among large and global corporations and other entities expect financial institutions to do more than simply resolve their financial issues in areas such as funding and financial efficiency. Indeed, their needs have expanded to include restructuring existing businesses, advancing into new business sectors, overseas strategies, risk management and numerous other management issues.

For a financial group to enhance its competitiveness in satisfying these needs, it is essential to offer sophisticated, cutting-edge solutions that combine financial functions such as securities and trusts, as well as banking.

To respond to the needs of large and global corporations and other entities, the Global Corporate Group provides highly specialized, cutting-edge solutions by leveraging its comprehensive financial capabilities and promoting close cooperation between the global corporate banking sector and the wholesale securities sector.

Key Group Companies

● Mizuho Corporate Bank

MHCB provides optimal solutions to the increasingly diverse and sophisticated needs of customers in the areas of both finance and business strategies, focusing its efforts on serving major corporations (such as those listed on the first section of domestic stock exchanges), financial institutions and their group companies, public sector entities, and overseas corporations including subsidiaries of Japanese corporations.

More specifically, it is revamping its organization to dramatically strengthen its ability to provide financial solutions through competitive services at the global level. In addition to taking full advantage of the functions of the group companies of Mizuho such as MHBK, MHSC and MHTB, it is working in broadly-based cooperation with foreign investment banks and various types of investment funds as it pursues a "deal after deal" marketing strategy that offers customers cutting-edge financial solutions on a continuous, multi-faceted basis.

● Mizuho Securities

MHSC is a wholesale securities company that offers high-quality, specialized solutions in response to the wide-ranging needs of domestic and overseas institutional investors, corporations, financial institutions and public sector entities.

It already occupies a top position in the domestic investment banking business in such areas as debt, equity, M&A and structured finance, but is working hard to offer more enhanced services that maximize its comprehensive strengths through inter-operational tie-ups and a more customer-oriented operating structure.

It is also proactively strengthening its global operations by promoting greater integration with the operations of overseas offices, establishing representative offices in China, and entering tie-ups with a U.S. investment bank in M&A operations.

Performance and Highlights

Performance

Income from business with customers rose sharply due to higher profits from the solutions business and transactions with Japanese companies in the international business sector, as well as substantial increases in income from non-Japanese customers through MBOs and other transactions in Europe. MHSC also set a new record for income as it took advantage of the favorable market environment.

(Billions of yen)

	Fiscal 2005	
	Net Income	Net Business Profits
Global Corporate Group	572.7*1	435.1*2

*1: Aggregated figures of core banking subsidiary and securities subsidiary (non-consolidated).
*2: Aggregated figures of core banking subsidiary (non-consolidated).

Highlights

●MHCB

- Implemented thoroughgoing cross-divisional realignments of all internal and external operating structures to improve its ability to provide world-class services.
- Established the Houston Representative Office and the Atlanta Representative Office of the New York Branch, the New Delhi Branch, the Wuxi Branch, and the Brussels Branch of Mizuho Corporate Bank Nederland.
- Claimed the number five spot in Thomson Financial's world ranking of project finance arrangers.
- Acted as lead arranger in numerous large leveraged finance and MBO deals in Japan and overseas.
- Maintained top domestic share in the syndicated loan sector in fiscal 2005.

●MHSC

- Posted record ordinary profits on both a consolidated and a non-consolidated basis.
- Established the International Business Promotion Group and opened representative offices in Beijing and Shanghai.
- Formed a strategic alliance with U.S. investment bank Evercore Partners to offer cross-border M&A advisory services.

"Investment Bank Declaration" and "Global Declaration"

In the fall of 2005, MHCB unveiled its new slogan, the "Investment Bank Declaration," following the progress it made as a financial institution with its base in corporate finance in achieving a business model that promotes and combines its commercial and investment banking operations. From fiscal 2006, it has launched a new slogan, the "Global Declaration." This new slogan indicates the direction MHCB intends to take in the future, which is to build on the strong foundations of commercial banking and establish "true" investment banking, and to expand it globally.

Strategic Reorganization

In order to reinforce its business model and further promote the globalization of the bank overall, MHCB instituted major changes in its organization and structure at the end of March 2006. Traditionally, Japanese banks tend to be organized so that domestic and overseas divisions operate separately. In an attempt to transform its organization into something that better suits a financial institution that is expanding its business activities on a global scale, however, MHCB decided to completely change its approach so that all business promotion and development will be carried out on a bank-wide scale at the global level by divisions with specific functional expertise.

These globalization measures cover not only profit-generating divisions such as business promotion, investment banking and transaction banking divisions, but also corporate divisions such as IT, systems and operations divisions. In other words, all domestic and international banking operations will be integrated on a cross-divisional basis. These efforts to promote globalization will enable MHCB to provide customers with advanced financial solutions of a higher level of sophistication than ever before.

Solutions for Management and Financial Needs

Solutions Business Helps Raise Corporate Value

As a bank that is "constantly evolving," MHCB is putting a great deal of effort into offering solutions that help raise its customers' corporate value.

Employing a "strategic advisory service-based solutions business approach" as their code of behavior, MHCB's relationship managers offer global financial solutions that bring together the group's financial functions in the form of group-wide relationship managers. These cover M&A, various forms of securitization, syndicated loans, pensions and CMS, as well as the full line of services available through the combination of banking, securities, trust and other specialist functions of Mizuho.

In other words, they engage in a "deal after deal" marketing approach whereby they offer timely strategic advice on maximizing customers' corporate value with solutions provided on an ongoing, multi-faceted basis created by

Combining CB (Commercial Banking) and IB (Investment Banking) Functions


Strategic advisory functions from the perspective of enhancing customers' corporate value
Build long-term relationships through the CB business
Lending, settlement (domestic/foreign exchange, deposits), corporate retail, trusts, etc.
Use synergy to expand scope of business
Enhance customers' corporate value through the IB business
M&A, financial solutions, etc.
Create and supplement the CB business using the IB business

taking into consideration the viewpoints of managers of corporate customers.

This business style is unique in that it combines the features of strategic consulting companies and foreign investment banks, and is designed to enable MHCB to become a strategic building partner to its customers through solutions business promotion.

Solutions for Financial Institutions and Public Sector Entities

○ Financial Institutions

As customers from the financial sector turn to more aggressive management stances, MHCB has been proposing appropriate solutions that offer a more robust approach than ever from the viewpoint of financial strategies and risk management. In order to respond to customers' increasingly sophisticated investment needs, MHCB investment proposals have come to embrace new products and investment instruments, including cross-border syndicated loans, and investment products incorporating tailor-made investment trusts and derivatives. By offering advanced financial technologies, products and other forms of know-how, it is strengthening its efforts to open up new business frontiers as a partner that can be relied on.

MHCB also seeks to channel the financial functions of Mizuho's group companies into proposing high-quality advisory services and solutions to management issues associated with strengthening customers' financial structures, such as capital management, the removal of assets from the balance sheet and alliance strategies.

○ Public Sector Entities

In recent years, special public corporation reforms, government FILP (Fiscal Investment and Loan Program) reforms and other reforms affecting the public sector have gotten underway in earnest. As a result, the needs of public sector entities have become more diverse and sophisticated than ever. In response, MHCB endeavors to propose optimal solutions that bring together the sophisticated expertise and know-how of Mizuho's group companies. In the area of diversifying financial needs, examples include the arrangement of syndicated loans and asset securitization, as well as advisory entrustment and the proposal of derivative products to meet increasingly complex risk management needs.

The public and corporate bond business has gone through a number of institutional reforms, including the introduction of the Book-entry Transfer System for "Corporate Bonds" of JASDEC (Japan Securities Depositary Center) and the new Company Law of Japan. Against this background, MHCB has drawn on its powerful performance and rich experience as a leading bank to support issuers in procuring stable supplies of funds.

New Global Expansion

○ Strategic Reinforcement of Office Network

In light of the increasing global expansion of its customers' business, MHCB is proactively extending its global network in order to provide high-quality support.

With the opening of the Houston Representative Office in August 2005 and the Atlanta Representative Office in February 2006, it rapidly expanded its coverage of the U.S. from three offices to five, in the process establishing a framework that can offer much closer service support than before. In rapidly growing India, one of the pillars of the "BRICs economies"—Brazil, Russia, India and China—MHCB opened a branch in New Delhi in May 2006, adding to its Mumbai Branch to strengthen its support for Japanese companies that are increasingly active on the sub-continent. It subsequently opened a branch in Wuxi, China, in June, and another in Brussels*, Belgium, in July.

In September 2006, it is scheduled to open a branch in Ho Chi Minh City, its second in Vietnam. The bank will continue to carefully analyze medium-term trends in economic conditions and customers' activities, with a view to maintaining its flexible, proactive branch network development strategy.

*The Brussels Branch belongs to Mizuho Corporate Bank Nederland, a wholly owned subsidiary of MHCB.

○ Solutions for Global Companies

MHCB helps enhance customers' corporate value by proactively providing global-based solutions, not only to Japanese companies but also to customers centered in the North American and European markets who are engaged in global business activities. In doing so, it makes strategic use of relationships with external financial institutions to offer solutions that include syndicated loans, project finance, leveraged finance, structured trade finance and various other advanced products.

It holds a top-tier position in the European MBO market, for example. It has also established a strong track record in North America and Europe in proactively putting together securitization products such as CDOs (Collateralized Debt Obligations) that use advanced financial technology. MHCB is also introducing technologies nurtured in advanced markets into Japan and using them in developing solutions that can satisfy its customers' needs more precisely.

From Corporate Revitalization to Credit Engineering

As it steadily resolved its non-performing loan (NPL) issues, MHCB established the Credit Engineering Division in April 2005 to bring together the highly specialized know-how it accumulated during the corporate revitalization process, and is moving rapidly to promote its credit engineering business.

The new division is actively engaged in promoting and backing up businesses that focus more on enhancing customers' corporate value and improving their market confidence. It offers high value-added investment bank-like skills in setting up business revitalization schemes, calculating corporate value and supporting feasibility studies on refinancing and capital management measures. It has also arranged Japan's first high-yield CLOs (Collateral Loan Obligations) and provided support for an exit strategy of preferred stock.

In keeping with its aim of becoming a partner to its customers in creating new corporate value, MHCB makes use of MHSC and other Mizuho resources while at the same time working in broad-based cooperation with foreign investment banks and various types of equity funds.

Aiming for Greater Strength in Top-Level Products on a Global Scale

Promoting Investment Bank-Type Finance

○ Leveraged Finance and MBOs

Amidst rapid growth in Japan's M&A business in recent years, MHCB has endeavored to help customers raise their corporate value through business restructuring by promoting leveraged finance, primarily non-recourse finance based on the cashflows of the target companies. In the LBO/MBO sectors in particular, it provides advisory services and arrange finance in connection with large-scale business restructuring involving sell-offs of business divisions and subsidiaries, and similar deals. It has also adopted a proactive approach to crossborder deals, and has the best track record in the sector for global leveraged finance transactions.

Group companies Mizuho Corporate Advisory and Mizuho Capital Partners provide advisory services in connection with MBOs and financial strategies, as well as investments through an MBO fund. In December 2005, it set up Japan's first mezzanine fund in order to satisfy the increasingly sophisticated financial requirements of customers.

○ Real Estate Finance

As a leading player in the real estate finance business, MHCB has accumulated advanced expertise in arranging total financial packages using everything from senior debt to mezzanine finance and equity investment, and in putting

together large-scale development finance projects associated with urban renewal, such as the Tokyo Midtown Project for redeveloping the site once occupied by the Defense Agency.

Amidst the rapid changes affecting the Japanese real estate market and market globalization, it is endeavoring to provide customers with optimal solutions by drawing on its strong record and rich experience in real estate finance, its real estate-related advisory functions and its links with overseas branches.

○ Structured Finance

MHCB supports its customers' financial strategies by arranging securitization programs to satisfy their funding needs and remove assets from the balance sheet in order to improve their management indices.

It offers several securitization solutions for customers with a variety of assets including future receivables, accounts and notes receivables, and intellectual property rights. It uses syndication methods to satisfy investors' needs for sophisticated, specialist products and solutions.

To provide a wide range of finance solutions, it offers inventory finance and other forms of asset-based lending, and comprehensive balance sheet management covering both the asset and the liability sides.

○ Project Finance

By its nature, project finance has to be tailored to reflect the very diverse business structures of individual projects, and requires sophisticated skills and a rich store of knowledge. With its team of highly experienced staff members operating at the global level, MHCB occupies an important position in this sector, claiming the number five spot in the world ranking of arrangers compiled by Thomson Financial.

It offers business risk-mitigating solutions to customers who invest in projects by providing limited recourse-based finance for resource development, power generation and other infrastructure improvement projects in Japan and overseas, and for PFI projects in Japan in line with the shift from the public to the private sector.

Performance as an Arranger of Project Finance
(January 2005-December 2005)

Ranking	Company name	Amount (millions of U.S. dollars)	No. of transactions
1	Royal Bank of Scotland	8,891.0	54
2	BNP Paribas	7,647.6	48
3	Societe Generale	7,214.3	37
4	Calyon	6,902.3	59
5	**Mizuho Financial Group**	5,530.1	38
6	Caja Madrid	3,838.5	16
7	Mitsubishi Tokyo UFJ Financial Group	3,633.3	44
8	West LB	3,620.3	36
9	Dexia	3,545.9	31
10	RBC Capital Markets	3,512.9	11

Source: Thomson Financial

Taking the Syndication Business to the Next Phase

Japan's syndicated loan markets have grown rapidly in recent years, and MHCB plays a leading role in driving market growth and providing high value-added services by making active use of the syndication function to meet a variety of corporate financial needs in all sectors. Examples include cross-border syndicated loans ("Ninja loans") for foreign companies and sovereign entities raising funds in the Japanese market, large LBO deals using M&A finance, and financial solutions for total debt restructuring aimed at increasing corporate value. The loan trading market is essential for MHCB's "originate to distribute" business model based on asset turnover, and MHCB is contributing to its development by compiling an impressive record in arranging numerous "high-liquidity loans"

Trends in Japan's Syndicated Loan Market and Mizuho's Share


(Trillions of yen)
30
25
20
15
10
5
0
Arrangement of Syndicated Loans in Japan (Fiscal 2005)
Mizuho's Share: 37%
Fiscal 1998
Fiscal 1999
Fiscal 2000
Fiscal 2001
Fiscal 2002
Fiscal 2003
Fiscal 2004
Fiscal 2005

Sources: Fiscal 1998 – Fiscal 2002: IFR database
Fiscal 2003 – Fiscal 2005: Bank of Japan statistics
(Market share calculated by MHCB)

and other deals. Through its commitment to a proactive involvement in the syndication business as a means of satisfying the needs of both corporate customers and financial institutions, MHCB is seeking new modes of corporate finance that go beyond traditional methodologies.

In order to provide appropriate solutions for customers developing their global businesses in a wide range of sectors, it has strengthened the cooperation between its offices in North America, Europe and Asia, and has worked on strengthening its global syndication system still further. It has also encouraged organic linkage within its Global Investment Banking Group, providing comprehensive solutions that focus both on corporate assets and liabilities, thereby contributing to the creation of a true market with a deeper multi-layered structure in its ongoing role as a market leader in market-oriented indirect financing.

Acceleration of Sophisticating Portfolio Management

MHCB is making progress in enhancing the sophistication of its portfolio management, recognizing it as one of the important pillars of its "originate to distribute" business model alongside its syndication business. Specifically, its Global Portfolio Management Unit plays a key role in streamlining and improving risk-returns of the bank's overall credit portfolio and makes use of the secondary loan trading market to strategically buy or sell loans in response to changes in the status of the entire portfolio and the macro economic situation. In other words, it makes investments to diversify credit risk and eliminates excess concentration of credit risk inherent in loans.

As an investment bank capable of providing loans, it will endeavor to strengthen its strategic risk-taking capabilities and to maximize portfolio value by controlling credit risk in a dynamic and proactive fashion without curtailing its ability to originate loans.

Promoting the Transaction Business at the Global Level

○ e-Business

The Mizuho Advanced CMS cash management system, as a core solution product, offers pooling, agency payment services and other solutions for managing funds. In addition to Mizuho Global CMS, MHCB has been offering sophisticated fund management services at the global level to customers with overseas offices through its cross-border pooling service since fiscal 2005.

Mizuho's CMS Network


Mizuho e-Business Site
Mizuho Advanced CMS
Fund Management Services
Best Receiver
Firm Banking
Improving the efficiency of overseas fund operations
Overseas subsidiaries
Check balances and move funds in overseas accounts from domestic head office
Overseas affiliates
Overseas affiliates
Overseas regional headquarters
Branches
Centralizing fund management at head office
Customer's head office
Overseas subsidiaries
Overseas affiliates
Subsidiaries
Various products to improve efficiency of fund operations
Branches
Subsidiaries
Mizuho Global CMS
Improving the efficiency of domestic fund operations

○ **Exchange and Trade Finance**

Specialist divisions, domestic branches and overseas offices cooperate in business promotion by proposing global-based solutions. MHCB is also developing a new trade finance business through currency options, NDF and other forms of exchange hedges, responses to large bond deals using syndication, trade receivable finance, structured trade finance, commodity finance and ECA finance.

○ **External "Yen" Settlement**

MHCB continues to invest in systems with a view to enhancing service levels and making its operations divisions more reliable and efficient. In line with progress in fund and securities settlement reform, it is pushing forward proactively with foreign exchange settlement, CLS, custody operations, securities settlement and other proxy services with a view to supporting customers' external "yen" settlement and establishing its stable earnings base.

○ **Pensions and Trust Business**

MHCB offers comprehensive solutions to its customers who are considering restructuring their pension scheme, centered on defined contribution pension products, cooperating with MHTB, TCSB, DCPS and asset management companies within Mizuho.

MHCB also acts as an agent for MHTB to deliver trust products to its customers.

Boosting Sales and Trading Capabilities

In the sales and trading business, MHCB is working to consolidate its market reputation as a top-level "solutions provider" by offering risk hedging schemes employing derivatives and optimal solutions that use cutting-edge financial technologies to satisfy customers' diversified financial and business risk control needs.

MHCB has established a position as a top global player alongside the leading Western investment banks in the interest rate and exchange-related derivative segments, earning top five placings in *Risk* magazine's "Corporate End-User Survey 2006" in four areas—yen interest rates, yen FRA, dollar/yen currency swaps, and dollar/yen exchange forwards.

MHCB has expanded its product line-up from basic items like interest rates and foreign exchange to oil, metals, weather and other commodity derivatives, and ultra-long-term, low-liquidity currency derivatives. It is also strengthening its tie-up with Mizuho-DL Financial Technology, a group company specializing in the development of financial technology, and is introducing sophisticated risk control methodologies that incorporate dynamic foreign exchange hedging—a statistical/probabilistic exchange risk hedging method that eliminates market views and arbitrariness—and loans that incorporate commodity derivatives to take care of areas that are not covered by existing risk management methods.

For local currency transactions in countries around the world, it continues to expand its product range, strengthen its trading capabilities and offer high-quality solutions to increasingly globalized customers, thus maintaining its efforts to become the most relied on "first call bank."

Foreign Exchange Division Featured on TV

The activities of MHCB's Foreign Exchange Division were featured in a program entitled ***NHK Special: Simultaneous Three-point Documentary—the Clash of Money Speculators***, which was broadcast by NHK (the public broadcaster) on January 8, 2006.



(Courtesy of NHK)

Debt-Related Business

Debt Financing

MHSC has sustained its sector-leading performance as a result of its powerful bond-selling capabilities, and its ability to set prices to reflect customer demand with precision and respond rapidly to changes in the market. Through its proposals for dealing with rating enhancement strategy, disclosure and related issues, it will continue to use accurate analyses of market trends and cutting-edge financial technologies in formulating proposals for optimized funding plans according to customers' needs.

Domestic SB League Table (Including yen-denominated foreign bond, and excluding municipal bond bank debenture, self-led issues and retail targeted)

* Lead managing amount basis. Total Amount of Issues: ¥8,588.3 billion (April 2005-March 2006)

Ranking	Company name	Underwriting (billions of yen)	Market share (%)
1	**Mizuho Securities**	1,688.2	19.66
2	Nomura Securities	1,654.6	19.27
3	Daiwa Securities SMBC	1,508.4	17.56

Source: Calculated by MHSC based on data of I-N Information Systems

Sales and Trading

As a leading player in the bond market, MHSC provides products that suit its customers' investment strategies, engaging proactively in market-making and offering high-quality information.

In the area of research, it continues to offer individual market analyses and maintain steady efforts to satisfy customers' individual needs through portfolio diagnostic services and consulting services that can offer efficient investment approaches based on a birds-eye view of the balance sheet. As the securities company with the number-one research division in Japan, it has also earned an extremely good reputation among institutional investors.

It will continue to enhance its market presence by arranging and proposing a variety of high value-added products.

Equity-Related Business

Equity Financing

Backed by superior financial technology and enormous equity-selling power at home and overseas, MHSC is steadily improving its performance by dealing with customers' funding needs through public and other stock offerings and sales, and convertible bond-type corporate bonds with stock purchase warrants. It has also been quick to propose new finance schemes that take changes in Japanese legislation and taxation systems into account, draws up proposals pertaining to capital management for maximizing customers' corporate value, and supports IR activities.

Domestic Public Offering League Table

* Underwriting basis, including REITs. Total Amount of Issues: ¥4,698.9 billion (April 2005-March 2006)

Ranking	Company name	Underwriting (billions of yen)	Market share (%)
1	Nomura Securities	1,092.9	23.26
2	Daiwa Securities SMBC	1,048.9	22.32
3	Nikko Citigroup	712.4	15.16
4	**Mizuho Securities**	370.3	7.88
5	Mitsubishi UFJ Securities	302.6	6.44

Source: Calculated by MHSC based on data of I-N Information Systems

It has put together a team with rich experience in the area of IPOs to establish a system for providing advice on the most appropriate capital management and other aspects of preparing for IPOs, as well as full-scale support for disclosure and the compilation of due diligence materials. It also provides customers with high-level solutions to issues arising after the IPO, including IR, growth strategies and capital management measures.

Sales and Trading

MHSC is extending the range of stocks the research division covers, offering high value-added IR services, and working through its global network to secure trading orders for sales of Japanese stocks, thereby steadily increasing its presence in terms of broker rankings.

Looking ahead, it will devote more effort to further developing its global business by strengthening its sales efforts towards overseas institutional investors and by trading in foreign stocks. It also responds appropriately to customers' increasingly sophisticated requirements by drawing on its broadly based domestic and overseas strengths in sales, research, trading and execution, and its abilities to develop products that utilize derivatives.

Investment Banking

M&A Advisory Services

MHSC has established a top-level presence in the area of M&A and is regularly placed among the upper echelons of the M&A advisory rankings in terms of the number of advisory deals handled. Drawing on its advanced sectoral knowledge and know-how to satisfy customers' business and financial management strategies, it provides advice on mergers, stock-for-stock exchanges, corporate splits, acquisitions and sales, business tie-ups, capital strategies, corporate revitalization and sell-offs of NPLs.

In February 2006, it formed a strategic alliance with U.S. investment bank Evercore Partners in the area of M&A, in order to strengthen its overseas presence and improve its position for handling cross-border deals.

Looking ahead, it will reinforce its ability to put forward and execute proposals in line with customers' business strategies, and create new business opportunities while striving to further expand its M&A business.

M&A Advisory Ranking (Japanese target, any acquirer nation, deals completed)

* League table based on number of deals (January 2005-December 2005)

Ranking	Advisor	No. of transactions	Amount (millions of U.S. dollars)
1	Nomura	131	77,862
2	Mitsubishi UFJ Financial Group	130	52,771
3	**Mizuho Financial Group**	96	7,122

Source: Thomson Financial

Structured Finance

MHSC has used its personnel resources and know-how to compile an impressive record that puts it among the market leaders in Japan in real estate (J-REITs, private funds, etc.), monetary claims (lease claims, credit claims, housing loans, etc.) and other areas of securitization, as well as lease finance and other aspects of structured finance.

Overall ABS Bookrunner League Table
(ABSs backed by assets in Japan: Domestic public and private bonds and Eurobonds)

* Settlement date basis (April 2005 - March 2006)

Ranking	Company name	No. of issues	Amount (billions of yen)	Market share (%)
1	**Mizuho Financial Group**	19	752.5	22.5
2	Daiwa Securities SMBC	12	722.6	21.7
3	Nomura Securities	8	473.1	14.2

Source: Thomson Financial

*Figures for Mizuho Financial Group are the aggregate figures for MHSC and its overseas securities subsidiaries

Looking ahead, it will continue to meet customers' various needs by proactively tackling all aspects of the asset securitization business while developing new financial technologies and utilizing principal investment.

Global Operations

As the core company responsible for the securities operations of the Global Corporate Group, MHSC has set up securities subsidiaries in key overseas markets in the U.K., the U.S., Hong Kong and Switzerland. To satisfy the diverse needs of globally expanding customers, it is working to realign its global investment banking business organization by promoting stronger integration among its domestic and overseas offices.

To strengthen its securities operations in Asia, it opened its first Chinese representative offices in Beijing and Shanghai in September 2005, and established the International Business Promotion Group.

To Prevent Recurrence of Placement of Erroneous Orders

With respect to the erroneous stock order placed by MHSC in December 2005, MHSC reiterates its deepest apology to all related parties for any inconvenience this incident had caused. In its efforts to restore market credibility, MHSC is working to prevent any recurrence of such an incident by making systems improvements and conducting a thorough review of its operating procedures, as well as substantially strengthening its management controls.

Business Approaches Adopted by Each Global Group

Global Retail Group

— Targeting Individuals, SMEs and Middle-Market Corporations —



Business Environment and Overview of the Global Retail Group

○ The Environment Facing Individual Customers

Against the background of progressive deregulation, prolonged low interest rates, an aging society with falling birthrates and other changes in the Japanese social structure, personal asset investment needs have diversified and their focus has shifted dramatically from savings to investments. In light of these changes, banks are increasingly expected to offer one-stop services to satisfy customers' diverse requirements, from consulting functions to products ranging from banking, trusts, securities and insurance through multiple channels. Meanwhile, it would be no exaggeration to say that one of the banks' social missions is to ensure the greater convenience and safety of settlement functions, which are key elements of the social infrastructure.

○ The Environment Facing SMEs and Middle-Market Corporations

Although improvements in corporate earnings and other factors show that business conditions have entered a recovery trend, the Japanese economy must promote the creation and development of SMEs and middle-market corporations with growth potential and venture businesses with a revolutionary, challenging spirit to instill a new sense of vitality into the Japanese economy. Banks are strongly required to respond to these corporate customers' needs for stable lending services and management issue resolution.

With the close cooperation of the group companies of Mizuho and leading domestic and international companies, the Global Retail Group provides top-level products and services on a global scale in response to the increasingly diversified and globalized needs of individuals, SMEs and middle-market companies.

Key Group Companies

● Mizuho Bank

MHBK's primary customers are individuals, SMEs and middle-market corporations.

MHBK sees asset management consulting and personal loans as the key business areas for individual customers, and is working to strengthen its business promotion organization and ability to offer products by cooperating with securities companies and trust banks, as well as training financial consultants and developing competitive new products.

It is also encouraging customers to deepen, expand and consolidate their banking transactions with MHBK by offering highly convenient products and services such as the "Mizuho Mileage Club," which allows them to accumulate points according to their usage of MHBK services, and an expanded channel network. MHBK has also adopted a more proactive approach to reinforcing security by introducing biometric identification (finger vein recognition) for ATM transactions and other measures.

As for the needs of SMEs and middle-market corporations for funding and resolution of management issues, it makes use of the financial functions and networks of Mizuho and business tie-ups to offer optimal products, services and solutions to customers ranging from those who are just starting up in business to those who seek to expand.

● Mizuho Investors Securities

In line with its aspirations to become "the securities company that customers know and trust most," MHIS is working with MHBK to establish joint branches and promote securities sales agency business while cooperating with Mizuho's group companies to satisfy wide-ranging securities transaction needs in areas like IPOs.

● UC Card

Through its strategic tie-up with Credit Saison, UC Card has built the strongest business structure in the credit card sector by becoming the first company in Japan to specialize in both the management business of affiliated merchants and the processing business, offering highly convenient and innovative services.

● Mizuho Capital

Mizuho Capital ranks among the top domestic venture capital companies in performance, making full use of its rich pool of know-how and Mizuho's domestic and overseas network in its proactive approach to investment and consulting.

Performance and Highlights

Performance

In the business with customers, there was a steady increase in fee income from investment trust sales and solutions-related business. A strong performance by MHIS also contributed to higher income.

(Billions of yen)

	Fiscal 2005	
	Net Income	Net Business Profits
Global Retail Group	157.5*1	365.7*2

*1: Aggregated figures of core banking subsidiary and securities subsidiary (non-consolidated).
*2: Aggregated figures of core banking subsidiary (non-consolidated).

Highlights

●MHBK

Approaches to Individual Customers

- Membership of the "Mizuho Mileage Club" topped the 1.9 million mark in June 2006.
- A new-type office was opened in Roppongi Hills.
- The consulting system was further strengthened with the deployment of 2,000 financial consultants.
- "Mizuho Orico Card Loans" were launched.
- The number of IC cash cards exceeded 3.0 million.

Approaches to SMEs and Middle-Market Corporations

- Lending increased by ¥620 billion (including private bond issues).
- The number of offices of Mizuho Business Financial Center reached 100, with a staff of 600.
- Reorganization of the Corporate Banking Group strengthened the solution support framework.

It is also establishing "Comprehensive Reception and Information Desks" and deploying "Lobby Concierges" to assist customers in completing their business at branches more smoothly.

Cooperation with Securities Company and Trust Bank

MHBK is moving ahead with tie-ups with the group companies of Mizuho and the online securities company, Monex Securities.

There was further progress in setting up MHIS consultation booths ("Planet Booths") in the lobbies of MHBK branches, and as of the end of March 2006, the number of branches with these booths had reached 73. MHBK is thus able to respond to a wide range of asset investment needs by introducing MHIS through these joint branches.

MHBK also offers an online securities sales agency service through Internet channels in an alliance with Monex Securities. From February 2006, this service was further enhanced by allowing mileage points to be accumulated for the Mizuho Mileage Club through agency sales of securities, etc., via the Internet.

MHBK also handles a variety of MHTB trust products at all of its branches using the agent system for trust banking businesses.

MHBK has worked to upgrade its services in the testamentary trusts business by preparing a guidebook designed to answer the needs that customers increasingly face as a result of the aging society, with information on inheritance procedures, notifications, etc.

Expanding Asset Management Products

To support customers' asset investment needs, MHBK is endeavoring to expand its product line-up of investment trusts, individual annuity insurance and foreign currency deposits.

Following the third stage lifting of the ban on over-the-counter sales of insurance by banks in December 2005, MHBK initiated sales of lump-sum payment whole life insurance and lump-sum payment endowment insurance at all branches throughout Japan.

In the area of investment trusts, it also started handling the following products for the first time: the Nomura Small Cap Stock Open, which focuses on diversified investment in small-cap Japanese stocks, and the World 8 Asset Fund (stable course, allocation course, growth course; also known as "World Suite") which focuses on diversified investment in Japanese and foreign stocks, bonds and REITs. In the area of individual annuity insurance, it deals in the "Nenkin Kiko" fixed annuity insurance and the "Tanoshimi Life" annuity funding-guaranteed type variable personal pension insurance. It also offers products that promise good yields on a yen basis through riders, such as "Mizuho Yen Time Deposits with Rider." MHBK is striving to satisfy customers' diversifying asset management needs by using campaigns and other means to expand its business in JGBs for individual investors.

"Special Consulting Program for Retirees" Launched

MHBK has drawn up the "Special Consulting Program for Retirees" for members of the generation who are facing a new start in life, and since June 2006, has been enhancing its services to enable customers to live more prosperous, more fruitful lives.

It offers various services, starting with "Money Life Simulations" whereby it provides various estimates of pension receipts and future cash flow, etc., while consulting with customers. It has also launched the "Retirement Allowance Investment Plan," which offers a 1% preferential interest rate on the special rate already available on "Mizuho Money Plan Set" 3-month yen time deposits, and the "Money Life Information Delivery" service, which offers basic knowledge on retirement allowances and the latest useful money life information on a regular basis.

Targeting SMEs and Middle-Market Corporations

By strengthening its efforts to create a larger and more stable profit base for the future, as well to further promote its solutions businesses, MHBK aims to become the top bank in terms of both share of transactions with SMEs and middle-market corporations, and of providing solutions for them.

Promoting Lending

MHBK is working proactively to increase lending with a view to creating a stronger, more stable profit base.

Its positive efforts to boost its share of lending in fiscal 2005 resulted in an increase of approximately ¥620 billion, including private bond issues. As a result of efforts to increase its specialist staff, new transactions with new customers resulted in a one-year increase of approximately ¥1,160 billion, including private bond issues, in fiscal 2005.

MHBK will be positive in taking risks without relying on collateral and adhere to a proactive approach to meeting customers' funding demands by expanding the "Partner Series" of unsecured loan products and by offering various fund procurement schemes as a means of satisfying the varied needs of SMEs and middle-market corporations, including the ¥1 trillion "Super Wide" strategic loan fund.

Alliance with Orient Corporation

Launching New Loan Products for SMEs

MHBK is making use of the credit enhancement capabilities offered by Orico and the debt servicer know-how offered by Japan Collection Service, a member of the Orico group, to develop a number of loan products for SME customers. On an execution basis, it has already extended approximately ¥350 billion in loans.

This was realized by the development of several breakthrough products that manage risk for the entire product portfolio, including "Mizuho Long Partner," which provides unsecured working capital for up to seven years, "Mizuho Rising Partner," which provides loans to SMEs with growth potential, and "Mizuho Quick Partner," an unsecured loan product that uses a rapid automatic credit-scoring model for applications. Of these, "Mizuho Long Partner" responds to the needs of companies planning IPOs. So long as they meet certain criteria, it is now possible to eliminate the need to obtain guarantees from a customer's representative director.

MHBK intends to respond speedily to the financing needs of corporate customers by developing more unsecured loan products in cooperation with Orico.

Sales Performance of Three Products Developed by Mizuho


(Billions of yen)
(No. of deals)
400
300
200
100
0
6,000
4,500
3,000
1,500
0
Amount (execution basis)
No. of transactions
July 2003
February 2004
December
November 2005
March 2006
"Mizuho Quick Partner" launched
"Mizuho Support 30" launched
"Mizuho Rising Partner" launched
"Mizuho Long Partner" launched

Approach to Small-Scale Companies

MHBK is proactively engaged in the lending business, and has concentrated its overall lending operations for small-scale companies in Mizuho Business Financial Center, a subsidiary specializing in lending.

The number of offices of Mizuho Business Financial Center reached 100 during fiscal 2005, and its staff reached 600, most of them veterans who are well-versed in the lending business. Making the most of these resources, MHBK works proactively to satisfy the funding needs of small-scale customers through loans with guarantees from the Credit Guarantee Corporation and the "Mizuho Quick Partner" unsecured loan product.

Becoming the Top Bank in Providing Solutions for SMEs and Middle-Market Corporations

Further Promoting the Solutions Business

A team of approximately 350 MHBK professionals specializing in corporate banking is working together with its branches to provide solutions that make the most of the bank's expertise as a specialist in transactions with SMEs and middle-market corporations.

The solutions offered are very diverse, ranging from financing deals in areas like structured finance and syndicated loans to solutions associated with business strategies such as business inheritance, M&As and business matching, and advisory services on overseas expansion.

In March 2006, MHBK reorganized its Corporate Banking Group to enable it to offer solutions to customers' varied management issues and needs more rapidly. Specifically, this involved establishing the Corporate Finance Division, which centralizes various solutions functions, and the ALC Advisory Division, which supports management strategies in order to bring together group know-how and offer more precise solutions than ever. The Comprehensive Solutions Strategy Team has also been established in the ALC Advisory Division to offer strategic, comprehensive proposals in response to the management issues of upper-middle corporations with advanced solutions needs.

Business Matching

MHBK is proactively engaged in business matching services for introducing customers of Mizuho who best satisfy the business needs of other customers. These include introducing new sales and purchasing partners, and partner companies for developing new products or business diversification.

"Business Matching Forums" are designed to bring corporate customers together to engage in individual business negotiations, and have been extremely well received.

Defined Contribution Pensions

Environmental changes that are occurring with the scheduled abolition of the preferential tax treatment connected with the Tax Qualified Pension System and Reserve for Employee Retirement Benefits have presented customers with the need to restructure their corporate pension schemes. In response, the Corporate Planning Division's Defined Contribution Pension Office offers integrated services extending from feasibility studies to actual introduction, management and administration. These services cover pension consulting centered on defined contribution pension schemes, support for introducing these schemes, investment products and aftercare for policyholders.

MHBK also provides support for various defined contribution pension schemes to suit a variety of requirements, including the Mizuho "SogoGata (comprehensive package)" DC Plan for SMEs and the "Mizuho Personal DC Plan" for individuals.

Mobilizing Group Strengths

○ Support for New Businesses

In the new business market, MHBK's know-how is far superior to that of other banks, and it proactively offers finance to corporate customers possessing core technologies with promising business potential, even if they are recently established venture firms.

○ IPO Support

MHBK responds to the needs of customers planning IPOs through dynamic collaboration with other group companies of Mizuho: Mizuho Capital serves as a venture capital investor and provides advice on going public; MHIS provides broadly based support as a securities company; and MHTB provides advisory and stock transfer agency services.

○ Responding to Business Inheritance Needs

In October 2005, MHBK set up the Corporate Consulting Office within the Corporate Banking Group to strengthen its ability to deal with important customer management issues, such as the inheritance of management rights and business restructuring. In cooperation with MHTB and Mizuho Management Advisory, it offers the best possible solutions to customers' needs in such areas as business inheritance.

○ Support for Overseas Expansion

In order to satisfy the needs of Japanese companies that are increasingly active in China and other Asian markets, specialist staff who are well-versed in overseas business provide assistance in customers' local projects through the group's overseas network, which is the most extensive of any Japanese bank. Its specialist staff cooperate with the relevant divisions to offer wide-ranging solutions pertaining to customers' overseas business operations, including the CMS, solutions to risk mitigation needs, and operational support for foreign exchange and foreign trade.

Securities Sales Agency Business

Now that MHBK handles securities sales agency business aimed at corporate customers, the bank itself is able to respond proactively to customers' diversifying investment needs by engaging in solicitation and agency businesses in connection with structured bonds and other instruments that were once the exclusive province of securities companies.

The Asset Management Office for Corporate proposes solutions to corporate customers' investment needs, and its highly expert staff offers both securities, investment trusts and other products to suit customers' requirements.

Business Approaches Adopted by Each Global Group

Global Asset & Wealth Management Group
— Dealing with Customers' Demands for Asset Management and Administration —



Business Environment and Overview of the Global Asset & Wealth Management Group

Against the background of an aging society and reforms to legislative and accounting systems, the need for asset management and administration is increasing among individuals and corporates alike.

In the world of trusts, moreover, restrictions limiting the assets that could be placed in trust were abolished by revisions to the Trust Business Law in December 2004. At the same time, entities other than financial institutions are now allowed to enter the trust business, and the scope for adopting the agent system for trust banking businesses has been expanded. This has led to a steady increase in the number of opportunities to offer solutions that make use of trust functions.

The Global Asset & Wealth Management Group provides world-class products and services to meet diverse and sophisticated customer needs in the areas of trust and custody services as well as private banking services.

Key Group Companies

● Mizuho Trust & Banking

Trust banks may engage in trust business and related operations as well as banking business. One particular feature that sets trust banks apart from other banks is their asset management function, which allows them to manage and administer customers' assets.

MHTB offers a full range of trust services to individual and corporate customers, and is working on strengthening its asset administration divisions, handling pensions, asset management, real estate, securitization and stock transfer agency business.

● Trust & Custody Services Bank

TCSB is a highly specialized trust bank focusing on asset management services, offering high-quality, high value-added trust and custody services to financial institutions and institutional investors.

● Asset Management Companies

Mizuho's asset management companies Dai-Ichi Kangyo Asset Management, Fuji Investment Management and DLIBJ Asset Management constantly pursue optimal investment results in both the investment trust and the investment advisory businesses as they strive to respond accurately to customers' increasingly diverse and sophisticated asset management needs.

● Mizuho Private Wealth Management

As a full-fledged private banking services company, MHPW provides optimal, high-quality comprehensive and integrative products and services tailored to the needs of individual customers.

Performance and Highlights

Performance

The group achieved steady profit growth as a result of its efforts to strengthen its asset management business further.

(Billions of yen)

	Fiscal 2005	
	Net Income	Net Business Profits
Global Asset & Wealth Management Group	41.2	88.3

*: Figures of core banking subsidiary (non-consolidated).

Highlights

●MHTB

- The number of testamentary trusts entrusted to MHTB increased steadily, reaching 11,504 contracts as of the end of March 2006.
- The balance entrusted to the "Noteless" lump-sum accounts receivable trust scheme exceeded ¥1 trillion.
- The balance of securitized assets (real estate) under administration increased by ¥1 trillion to ¥4.2 trillion.

●Asset Management Companies

- Received commendations from numerous investment trust evaluation organizations.

●MHPW

- Started operations in November 2005.

Expanding the Trust Market

The trust system involves the transfer of assets from one party (the entruster) to someone the entruster trusts (the trustee), who is then entrusted with the management and administration of said assets on behalf of the entruster in accordance with certain objectives (the trust objectives).

Today's trust system is said to have been introduced into Japan during the Meiji era (1868-1912), and the Trust Law and the Trust Business Law were enacted in 1922. In the 80 or so years since, money held in trusts, securities held in trusts and other forms of trusts have made an enormous contribution to the lives of the Japanese people.

In December 2004, the system underwent the largest change in its history when the revised Trust Business Law was passed. This abolished restrictions that had originally limited the assets that could be placed in trust to six categories, including money and land, and made it possible to place intellectual property rights such as copyright in trust. For all practical purposes, only financial institutions were originally allowed to participate in the trust business, but it has now been opened up to ordinary business corporations and the scope for adopting the agent system for trust banking businesses has been expanded. This means the trust mechanism has come into much more general use and the trust market is expected to grow further.

MHTB sees expansion of the trust market as a new business opportunity and will provide Mizuho's customers with sophisticated trust solutions.

Sophisticated Solutions

Testamentary Trusts

In contemporary Japan, the advent of an aging society with falling birthrates and heightened awareness of individual rights have fueled an increase in the number of inheritance problems. Each year, more and more customers are making use of the trust banks' testamentary trust business as a means of preventing these inheritance problems from arising. MHTB's testamentary trust business covers three services: consent to allow the bank to undertake the execution of wills so that their provisions are fulfilled; will custody trust services; and entrustment by all heirs to allow the bank to act as their agent in the inheritance and thus the distribution of the estate. As of the end of March 2006, 11,504 customers had entrusted MHTB with their wills, thereby placing the futures of their families in its hands where asset inheritance is concerned.

Testamentary Trusts Entrusted


(No. of deals)
12,000
11,500
11,000
10,500
10,000
0
March 2004
March 2005
March 2006

Securitization of Monetary Claims and Other Claims

MHTB makes full use of its trust functions in developing asset financing schemes on an order-made basis, and proposing them to its customers.

Utilizing the high-level structuring capabilities it has built up on the basis of its strong track record, MHTB offers various solutions to customer needs for fund procurement, cutbacks in assets and liabilities, and better financial indices. As a result, the balance of monetary claims in trust rose by approximately ¥1.2 trillion to ¥6.6 trillion. In particular,

the balance of funds in the "Noteless" lump-sum accounts exceeded ¥1 trillion. "Noteless" is a product whereby accounts receivable are accepted in trust from customers in such a way as to provide them with a service that allows due-date collections and pre-maturity conversion into funds of the receivables in question.

At the same time, it provides investors with new investment instruments in the form of asset securitization products. Since its launch in July 2002, the "Chochiku no Tatsujin" automobile loan securitization product for individuals (results-based dividend type money held in trust) has been well-received because it focuses on balancing safety with profitability, and its outstanding sales have increased steadily, topping the ¥630 billion mark as of the end of March 2006.

Securitized Monetary Claims and Other Claims


(Trillions of yen)
7
6
5
0
March 2004
March 2005
March 2006

Real Estate Securitization

In recent years, real estate securitization has come into increasingly active use because of the need to overhaul strategies relating to real estate holdings in response to changes in the business environment. These include the growing need to make more efficient use of assets, the diversification of fund investment and procurement needs, and changes in the accounting system.

Fully utilizing the know-how it has built up over many years, MHTB is engaged in a wide range of securitization deals involving office buildings and commercial facilities. At the same time, it is proactively engaged in real estate development methods that utilize securitization mechanisms. MHTB's capabilities and performance in arranging real estate securitization deals have earned high marks among Japanese and overseas rating agencies and investors. As of the end of March 2006, it boasted the highest balance of securitized assets under administration as a trustee with a total in excess of ¥4.2 trillion.

It will put forward sophisticated proposals that will satisfy all real estate needs by making the most of the overall strengths generated through the combination of its arrangement capabilities and financial functions.

Securitized Assets (Real Estate) under Administration as Trustee


(Trillions of yen)
5
4
3
0
March 2004
March 2005
March 2006

Pensions Business

The move to reform corporate pensions triggered by the introduction of accounting standards for retirement benefits is now underway in earnest following the passage of the Defined Benefit Corporate Pension Law and the Defined Contribution Pension Law. As Japan's structural reforms progress, and responses to globalization become more necessary, corporate pension schemes are increasingly in need of drastic reform as companies reassess their human resource programs, strengthen their measures against financial risk, and move ahead with corporate realignments.

MHTB responds to customers' broad-based needs as a pension trustee offering full services ranging from pension planning and consultation to pension asset management. In cooperation with Mizuho Pension Research Institute, MHTB provides ALM consultation and risk management services through highly experienced professionals equipped with the best know-how in the business.

As a "Best Solutions Partner" in the area of corporate pensions, MHTB will continue to offer appropriate high-quality services and products.

Retirement Benefit Funds under Administration as Trustee (Solely operated designated money trust + Pension trust + Pension specified money trust)


(Trillions of yen)
18
16
14
0
March 2004
March 2005
March 2006

TCSB Number One in Terms of Outstanding Assets under Management

In cooperation with the group companies of Mizuho, TCSB has worked to expand its transactions with financial institutions and institutional investors. As a result, the balance of assets under management reached ¥189 trillion as of the end of March 2006, putting it in the number one position among trust banks specializing in asset management services. It will continue to exploit the economies of scale that result from its strong base of assets under management to provide high-quality, high value-added custody services that match the needs of its customers.

TCSB's Assets under Administration


(Trillions of yen)
200
150
100
0
March 2004
March 2005
March 2006

Mizuho's Asset Management Performance Rated Highly

Mizuho's asset management companies have earned an excellent reputation among investment trust evaluation organizations for their investment expertise and unique product characteristics.

By offering investment products that make the most of the expertise of each company, they will continue to satisfy customers' asset management needs.

Mizuho's Asset Management Companies and Awards Received

Dai-Ichi Kangyo Asset Management	Morningstar Japan Award "Fund of the Year 2005" • Excellent Funds in Domestic Equity/Hybrid
Fuji Investment Management	Lipper Fund Awards Japan 2006 • Best Fund Management Company (Bond)
DLIBJ Asset Management	Morningstar Japan Award "Fund of the Year 2005" • Best Fund in Fixed Income • Excellent Funds in Global Equity/Hybrid Lipper Fund Awards Japan 2006 • Best Fund Management Company (Overall)

Full-Scale Private Banking Services

Mizuho offers the best solutions to individual customers' diversified asset management and administration needs.

In November 2005, the newly established firm, Mizuho Private Wealth Management, Japan's first full-fledged private banking services company, started operations providing comprehensive and integrative services similar to those available in the U.S. and Europe to the extent permitted under Japanese laws and regulations.

Based on the open-architecture concept of "providing customers with the best around the globe," it will seek to offer products and services of the highest level.

With regard to non-financial services, it will provide premium services to meet customers' diverse needs in relation to art, automobiles and similar areas, in collaboration with prestigious companies, as well as high-quality solutions in connection with areas such as philanthropy and concierge services.

Brand Strategy

We are pursuing a strategy to transform the Mizuho name into a brand that befits a leading global financial services group.

Under this branding strategy, we will make a clear declaration of the kind of value we can provide to customers. This is our Brand Promise.

Our Promise, however, is mere words and is not enough on its own to win customer approval for our efforts to provide value. In order to fulfill our Brand Promise, therefore, we will share and put into practice the strengths and challenges embodied in the expression "enterprising, open, and leading-edge" in our daily work activities.

Brand Promise

To customers ranging from domestic retail, corporate to international,
Mizuho Financial Group is comprised of enterprising, spirited professionals
who use creative and original methods to respond to customer needs today,
while helping them achieve a bright future tomorrow.

Because we want to play a meaningful role in our customers' lives
by always being available to them, we offer a full range of leading-edge products and services
designed to help them achieve their goals and make their lives more enjoyable and gratifying.

Brand Strength

Enterprising

"Enterprising" means we have the passion and power to help customers find the right path.

We think creatively about our business and each of us is empowered to make a difference in our customers' lives. We keep focused on our customer needs and continuously strive to help them achieve their dreams.

We act enterprising all the time.

Open

"Open" means we are flexible and are open to new ideas and new ways to serve our customers.

We listen sincerely to our customers and treat them with fairness and kindness any time we have the chance.

We want to be open all the time.

Leading-edge

"Leading-edge" means we have the foresight to "light the future."

In other words, each of us should anticipate how society and customers change. As a result of this, we introduce the most advanced and unique products and services to better serve our customers. Because of our innovative mindset, we help our customers achieve a better and brighter future.

We want to be leading-edge all the time.

We believe we will only achieve our aspiration to become "A financial partner that helps customers shape their future and achieve their dreams" when our customers truly feel we are "enterprising, open, and leading-edge" and have fulfilled our Brand Promise.

We will continue to declare our Brand Promise through various kinds of communications activities under the group's unified Brand Slogan, "Channel to Discovery."

Brand Vision

"A financial partner that helps customers shape their future and achieve their dreams."

Brand Slogan

Channel to Discovery

The slogan expresses the role Mizuho will play, not only to realize today's dreams, but also to discover new possibilities that lie ahead and to create a better future.

"Discovery" stands for Mizuho's customers discovering their dreams and new possibilities, and "Channel" stands for the role Mizuho will play in providing the ways and means to its customers so that they can realize their dreams and new possibilities.

Management Framework

Group Management Framework

MHFG, as the financial holding company, is working to strengthen the group's comprehensive financial services capabilities by directly managing our principal banking subsidiaries and other core group companies* and maximizing the benefits of customer segmentation based on legally separate subsidiaries, thereby realizing synergies within the group and enhancing the specialization of individual group companies.

Group companies meanwhile carry out their businesses in their respective sectors in line with the basic policies set by MHFG.

MHFG's Corporate Governance Structure

We devote our efforts to making our corporate management more transparent and efficient and carrying out our business activities with integrity and fairness in conformity with social standards. To this end, we position compliance as one of the fundamental principles of sound business management and comply strictly with all laws, ordinances, rules and regulations.

Board of Directors and Corporate Auditors

MHFG's board of directors sets management policies, determines important matters for MHFG and its group companies, and supervises the manner in which directors and executive officers fulfill their duties. Outside directors participate in board meetings from a position that is independent of the actual execution of duties to strengthen the management and monitoring functions of the board of directors.

To ensure transparency and objectivity in personnel matters relating to the board of directors and directors' remuneration, MHFG has established two advisory bodies: the nominating committee and the compensation committee, both of which include outside directors.

MHFG has adopted a corporate auditor system whereby corporate auditors monitor whether operational execution by directors is legal by attending board meetings and expressing their views.

Execution of Duties

In respect to execution of duties, MHFG has adopted the executive officer system in order to separate the managerial auditing function from the execution of duties, and clarify lines of authority and responsibility. The chief executive officer controls MHFG's overall business with ultimate responsibility for execution of duties. In addition to establishing the executive management committee as an advisory body to the chief executive officer to serve as a forum for discussing important issues concerning the execution of duties of MHFG, MHFG has set up business policy committees including the compliance committee, the information security management committee and the disclosure committee to facilitate the discussion and coordination of company-wide issues of concern to the executive officers.

MHFG has also set up the internal audit committee to fulfill an internal audit function under the chairmanship of the chief executive officer by checking whether operational execution is appropriate from the viewpoint of audit. Outside specialists (one lawyer and one accountant) participate in the internal audit committee as special members to reinforce its expertise and objectivity.

*Principal banking subsidiaries and other core group companies:
MHCB, MHBK, MHTB, MHSC, MHIS, TCSB, DKA, FIMCO, DIAM, MHRI, MHIR, MHFS, MHPW

Management Structure of Mizuho


General Meeting of Shareholders
Corporate Auditors (*2) ; Board of Corporate Auditors
Board of Directors (*1)
Nominating Committee
Compensation Committee
Executive Management Committee
Chief Executive Officer
Internal Audit Committee
Business Policy Committees

*1. Three of the nine directors are outside directors.
*2. Three of the five corporate auditors are outside auditors.

(As of June 27, 2006)

Profit Management System

Profit Management System Based on Legally Separate Subsidiaries in Accordance with Customer Segmentation and Business Functions

We have adopted the basic policy of reinforcing our financial strength by vigorously increasing profitability and cutting costs. Centered on MHFG, we conduct profit management for the group based primarily on our principal banking subsidiaries and other core group companies.

More specifically, we have clarified the strategic positions of our principal banking subsidiaries and other core group companies within the group on the basis of our group business portfolio strategy and, having ensured their autonomy and independence while bringing them closer together through the unifying force of MHFG, we are seeking to maximize group corporate value.

Based on our principal banking subsidiaries and other core group companies, MHFG is making efforts to optimize its business portfolio, managing profits through the following:

- formulating plans for net business profits and net income, and carrying out performance management,
- allocating management resources such as personnel, investment and risk capital, and
- risk controls and profitability assessments based on allocation of risk capital.

Further, our principal banking subsidiaries and certain other core group companies establish their own profit plans for and manage the performance of their respective company's business group/units based on the management policy, overall profit plans and resource allocations drawn up by MHFG.

The above group companies have also introduced the allocation of risk capital among each company's business groups/units, which is one of the most important management frameworks of the group. Each group company engages in business activities within the limits of that risk capital and RAROC is then used as a performance index to evaluate the return on allocated risk capital.

Basically, the group companies have adopted a common profit management system and framework, but in actual operations, each takes a flexible and swift approach best suited for its individual business models.

Consolidated Profit Management

While each principal banking subsidiary or core group company works to enhance its own profitability, we manage their profits on a consolidated basis as a means of building an optimal business portfolio that is balanced for the entire group.

Specifically, in addition to our principal banking subsidiaries and other core group companies, we formulate profit plans and manage performance for the strategically important subsidiaries and include their profits with those of our principal banking subsidiaries and other core group companies.

Allocation of Risk Capital

In an environment where the financial sector faces progressive deregulation and globalization, and financial technology is growing in sophistication, financial institutions must strengthen their profitability while managing various types of risk.

Based on MHFG's business portfolio strategy, we have built a management structure under which optimized business activities are conducted within the limits of allocations of risk capital drawn from equity capital and other sources.

Under this framework, RAROC is used as an index to evaluate performance in terms of return on allocated risk capital at the level of the holding company and our principal banking subsidiaries and other core group companies. Our aim as a group is to improve capital efficiency by allocating resources more efficiently based on the results of these evaluations.

Glossary

▶ **RAROC (Risk-Adjusted Return on Capital)**

RAROC is a measure of the profitability of allocated capital and is used as an index for assessing capital efficiency. RAROC is calculated by dividing risk-adjusted profits (profits adjusted to reflect statistically expected risk) by capital.


Risk capital allocation
Allocation of risk capital to our principal banking subsidiaries and other core group companies
Management resources allocation function
Risk-based profitability assessments
Risk control function
Management to preserve allocated risk capital

Human Resources System

Vision for Human Resources: ROE on Human Resources Investment

The group and its employees have set a shared vision for human resources as follows:

"We promote the 'ROE' principle for human resources with a view to lasting value creation and creating an attractive and fulfilling working environment for employees."

In this vision, "ROE" stands for the following:


ROE on Human Resources Investment
Responsibility:
Observe the principles of independent judgment and self-accountability.
Opportunity:
Provide equal opportunity.
Employability:
Develop expertise to enhance competitiveness.

Establishing a Corporate Culture Full of Vitality

We have established the following five values as the group's common code of conduct. These values, serving as the axis of our personnel evaluation system used by general managers, along with the 360-degree employee performance evaluation*, are being instilled in all employees of the group.

(1) Possessing a "customer-first" corporate objective.
(2) Facing the challenges of innovation.
(3) Being rational and fair in making decisions.
(4) Placing importance on speed.
(5) Being accountable for all actions.

*Personnel evaluation scheme whereby personal evaluations of managers involve subordinates and persons from other divisions with whom they have close working relationships.

Optimizing the Uniqueness of Group Companies and Synergies

Employees are employed by one of the group companies (MHFG, MHCB, MHBK, MHTB, MHSC, MHIR) with the aim of creating a group of specialists that can deliver maximum innovativeness and speed.

At the same time, facilitated by the group's common compensation system (group-wide common platform for human resources), we are able to maximize group synergy through cross-company personnel transfers to place the right person in the right job.

Common Platform for Human Resources


MHFG
MHCB
MHBK
MHTB
MHSC
MHIR
Management-class platform
Reflect the independence of each group company through market pricing, risk/return structure and value-added.
Promote cross-company personnel exchanges using a portable retirement benefits system, etc., while maintaining the culture and autonomy of each group company.
Proactive personnel exchanges across group companies.
Common Platform
Welfare benefits platform
(Health insurance association, employees' pension funds, cafeteria plan, etc.)
Human resources framework platform
(Job groups, job grades, job application system, etc.)

Promoting the "Professional Career Path"

We have put in place multi-featured compensation systems that meet the needs of employees and the increasingly fluid labor market.

One example is the promotion of the "Professional Career Path," with a salary system that is in line with market standards.

Rejuvenating the Organization and Pursuing Specialization

In January 2003, we launched an internal job application system for branch general manager positions to encourage the quick development and advancement of younger employees. As of May 31, 2006, we achieved a dynamic rejuvenation of the organization by selecting 52 applicants in their thirties and appointing them as branch general managers.

We also introduced a group-wide "job application system" and a "rookies' job request system" for young employees who have not experienced personnel transfers to encourage employees to acquire greater specialization in which employees can apply for specific positions throughout the group. We intend to strengthen this scheme further by expanding the number of positions available for the "job application system."

Positive Action Initiatives

With the aims of invigorating our organization by proactively recruiting women, and of improving the morale of female employees, we are taking joint measures in our approach to positive action*.

*Initiatives that a company adopts proactively and autonomously in order to eliminate gender discrimination in recruitment and to promote the utilization of womens' capabilities to the fullest extent possible.

Note: Contents appearing in this section describe the group's human resources system in Japan.

(As of June 27, 2006)

Compliance Structure

Basic Compliance Policy

We are acutely conscious at all times of our social responsibilities and public mission as Japan's leading comprehensive financial services group. We, therefore, work to ensure that we observe all laws and regulations, and pursue corporate activities in a fair and honest manner that conform to the norms accepted by society.

Placing thoroughgoing compliance as one of the fundamental principles of sound business management, each group company pursues compliance and establishes its own compliance structure in line with the basic policies indicated by MHFG.

Compliance Structure

The chief executive officer of MHFG, MHCB and MHBK each generally oversees compliance matters of the respective company, and such chief executive officers also head their respective compliance committees at which important matters concerning compliance are discussed. The three companies also have individual compliance divisions under the chief compliance officer. These divisions are responsible for compliance planning and implementation and control overall compliance management at the respective company. At the level of each organizational unit (such as branches and divisions) at the three companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance.

MHFG has established the Internal Controls and Audit Hotline, a system designed for obtaining concerns regarding questionable accounting or auditing matters from in and outside the company.

Other core group companies such as MHTB and MHSC have also established compliance structures adapted to the characteristics of their respective businesses.

MHFG monitors the status of compliance of the group through reports submitted by our principal banking subsidiaries and other core group companies and adopts appropriate responses when necessary. Compliance at subsidiaries of our principal banking subsidiaries and other core group companies is monitored and managed by their respective parent.

Compliance Activities

We have established the Mizuho Code of Conduct, which sets forth clear and concrete standards of ethical behavior, and distributed it to all directors, senior management and employees of the group so that they are well aware of its content and act accordingly.

Each of our group companies has also prepared a compliance manual, which serves as a practical guidebook for the rigorous compliance enforcement and clarifies the laws and regulations that the group companies must observe in pursuing their business activities and the compliance activities they are required to follow.

We conduct compliance training for directors, senior management and employees so that they are fully acquainted with the contents of the manual. We monitor the status of compliance levels through primary self-assessments by individual organizational units and secondary assessments by the internal audit division of each company.

Every fiscal year, each of our group companies establishes a compliance program, which contains concrete measures for compliance enforcement such as measures related to the management of the compliance framework, training and assessments. Progress regarding the implementation of the compliance program is monitored every six months.

Compliance Structure


MHFG
Board of Directors
Chief Executive Officer (CEO),
Compliance Committee
(Chairman: Chief Executive Officer (CEO))
Chief Compliance Officer (CCO)
(Compliance and Legal Affairs Division)
Every organizational unit
Head of each unit
Compliance Officer/
Compliance Administrator
MHCB, MHBK, and other
core group companies
Subsidiaries of the above group companies

"Internal Controls and Audit Hotline"
—A system designed for obtaining concerns regarding questionable accounting or auditing matters—

Reporting Items:
MHFG has established a hotline to receive reports from in and outside the company in connection with problems concerning internal controls and audits of accounts and financial reports.
Contact Point:
This hotline has been established within an external law office. Please use conventional mail or e-mail for reporting.
Conventional mail:
6F Nikko Ichibancho Bldg., Ichibancho 13-banchi, Chiyoda-ku, Tokyo 102-0082
Mizuho Accounting Hotline, c/o Ohta Ishii Law Office
E-mail : mizuho-kaikei@ohta-ishii.com

- When reported matters are within the scope of the reporting items, MHFG will do reasonable efforts to investigate the facts behind the information received and report back on the results.
- Anonymous tips are also acceptable, but there are cases where it will not be possible to fully satisfy the intentions behind such tips owing to constraints on investigations and the inability to report back.
- Information on persons making such reports is not disclosed to third parties except in cases where the assent of the person in question has been obtained or such disclosure is required under laws and ordinances, etc.

(As of June 27, 2006)

Information Security Management System

Basic Approach

As the advanced information-telecommunication society evolves and use of information increases exponentially, appropriate protection of the informational assets held by a company becomes a social responsibility, while appropriate usage of the same assets becomes the foundation of the company's competitiveness. As a provider of comprehensive financial services in Japan and abroad, we believe that appropriate protection and use of informational resources are extremely important issues.

We are striving to strengthen our information security management system, defining information security management as all acts associated with the appropriate protection and use of group informational assets. This includes adopting information security management measures to ensure the confidentiality, integrity and availability of our informational assets, and responding to requests for disclosure from "data subjects" (the people to whom specific information pertains) concerning personal information.

Overview of the Information Security Management System

We have clarified the group management system as well as management methods for information security management, and each company has drawn up its own regulations concerning information security management. We are also building an information security management system, stipulating that the compliance departments of the individual companies are to act as information security management departments.

The chief executive officer of MHFG appoints a chief information security officer who supervises planning, proposals and implementation in connection with overall group information security management, and the information security management committee handles discussions and coordination of cross-divisional issues relating to overall group information security management. In addition, the Information Security Management Office has been established within the Compliance and Legal Affairs Division to specialize in information security management and provide centralized monitoring and control of the information security management situation at our principal banking subsidiaries and other core group

companies. The information security management situation at subsidiaries of our principal banking subsidiaries and other core group companies is monitored and managed by our principal banking subsidiaries and other core group companies themselves. In every organizational unit, the head of each unit is also responsible for information security management, and an information security management officer is appointed to check on how information is handled and ensure that personnel are fully aware of and well trained in safety management measures.

Based on this information security management system, we have drawn up and published the Privacy Policy Regarding Customer Information* that complies with Japan's Law Concerning the Protection of Personal Information. We are also building a system to deal with requests for disclosure, and strengthening our safety management measures.

*The Privacy Policy Regarding Customer Information includes the policy and procedures for management of customer information. Our group companies have each established privacy policies regarding customer information, which are published on their individual websites and via other disclosure tools.

Information Security Management System



Board of Directors
MHFG
Chief Executive Officer (CEO)
Executive Management Committee
Information Security Management Committee
Chief Information Security Officer (Division in charge: Information Security Management Division, Compliance and Legal Affairs Division)
Every organizational unit
Head of each unit
Information Security Officer
MHCB, MHBK, and other core group companies
Subsidiaries of the above group companies

MHFG Acquires Certification for Information Security Management

In September 2005, MHFG obtained certification of Information Security Management Systems for all divisions of the company under the "Conformity Assessment Scheme for ISMS (Ver. 2.0)", the national standard, and the "BS7799-2", the British standard. MHFG is striving to strengthen its information management procedures by promoting efforts to obtain a broader range of credentials. This includes encouraging our principal banking subsidiaries and other core group companies to acquire certification in specific operational sectors.

(As of June 27, 2006)

Strengthening Disclosure Controls and Procedures

Basic Principles

We aim to win the highest regard of our shareholders and the market and to earn the trust of society as Japan's leading comprehensive financial services group. For this reason, we place one of the highest management priorities on continuing to disclose information to our customers, shareholders, and investors both in and outside Japan in a fair, timely and appropriate manner, in order that they may form proper judgments and appraisals of the group. To achieve this aim, we observe applicable domestic and international laws and regulations as well as stock exchange rules relating to corporate disclosure, and we establish and implement appropriate Disclosure Controls and Procedures.

Outline of Disclosure Controls and Procedures

● Establishment and Implementation of Disclosure Controls and Procedures

Our Disclosure Controls and Procedures are established to observe applicable domestic and international laws and regulations as well as stock exchange rules and to implement fair, timely and appropriate corporate disclosure. The Disclosure Controls and Procedures are the process carried out by directors, officers and employees of our group and include internal controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. We have established the basic principles underlying our Disclosure Controls and Procedures as well as our internal rules related to Disclosure Controls and Procedures that govern the management framework for the entire group including group companies, and we endeavor to establish, implement and continuously improve our Disclosure Controls and Procedures. Our disclosure committee is the principal management body that is responsible for discussing and exploring matters relating to Disclosure Controls and Procedures.

● Evaluation of Effectiveness of Disclosure Controls and Procedures

Our Disclosure Controls and Procedures are documented, and evaluation of the overall effectiveness of our Disclosure Controls and Procedures is conducted regularly by reviewing the contents of such documentation and their implementation. In addition, evaluation of the effectiveness and appropriateness of Disclosure Controls and Procedures is conducted through internal audits.

● Others

We established a "Code of Ethics for Financial Professionals" to be observed by all directors and executive officers, as well as all managers and other employees within our group who engage in financial reporting, accounting or disclosure. We have also developed the "Internal Controls and Audit Hotline", a system designed for obtaining concerns regarding questionable accounting or auditing matters from both inside and outside the group (Please refer to page 51).

Moreover, we established "Disclosure Policy" which includes basic principles regarding disclosure and framework of disclosure controls and procedures, and announce on our website as well as this annual report.

Disclosure Controls and Procedures System


MHFG
Board of Directors
Chief Executive Officer (CEO)
Disclosure Committee
Chief Financial Officer (in charge of Disclosure Controls and Procedures) and Other Heads of Groups
Every organizational unit
Head of each unit
Disclosure Control Officer
MHCB, MHBK, and other core group companies
Subsidiaries of the above group companies

(As of June 27, 2006)

Risk Management Structure

Commitment to Risk Management

Basic Approach

Progress in financial deregulation and internationalization has led to rapid growth in the diversity and complexity of banking operations, exposing financial institutions to various risks, including credit, market operations, information technology, legal, settlement and other risks. We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures.

MHFG maintains basic policies for risk management established by our board of directors that are applicable to the entire group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.

Risk Management Structure

Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while MHFG controls risk management for the group as a whole. MHFG regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintains its own system for managing various types of risk, regularly receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management.

Approach to Basel II

Current regulations for international standards of the health of banks, first implemented in 1992, will be revised in light of developments in risk management methods. These amended regulations, known as "Basel II", are scheduled to be implemented in Japan beginning March 2007.

These regulations focus on three main points. The first is minimum capital requirements relating to risk which should be maintained by banks, with respect to which the calculation method for credit risk will be changed and operational risk will be added. The second is a regulatory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure.

Based on the principles of Basel II, we are moving forward with preparations to implement the prescribed procedures by the time of effectiveness.

Risk Management Structure



Manage overall group risk
MHFG
Set risk management policies.
Give instructions concerning risk management.
Report on the risk management situation.
Manage risk of core group companies
Principal banking subsidiaries and other core group companies
MHCB
MHBK
MHTB
, etc.
Give instructions concerning risk management.
Report on the risk management situation.
Subsidiaries managed by the principal banking subsidiaries and other core group companies

General Concept of Risk Management

Basic Approach

We classify our risk exposures according to the various kinds of risk, including credit risk, market risk, liquidity risk and operational risk, and manage each type of risk according to its characteristics.

In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses to keep risk within limits that are managerially acceptable in both qualitative and quantitative terms.

In line with the basic policies relating to overall risk management laid down by MHFG, companies within the group identify risk broadly and take a proactive and sophisticated approach to risk management, including methodologies for operations that involve exposures to multiple categories of risk such as settlement and trust businesses.

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group's overall risk exposure and have implemented measures to keep such risks within the group's financial base in accordance with the risk capital allocation framework.

More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders' equity and other measures of financial strength. To ensure the ongoing financial health of MHFG, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the board of directors and other committees of each company. Risk capital is allocated to MHCB, MHBK, MHSC and MHTB by risk category, and is further allocated within their respective business units based on established frameworks.

Credit Risk Management

Basic Approach

We define credit risk as the group's exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets and off-balance-sheet instruments, as a result of deterioration in a counterparty's financial position. We have established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex due to financial deregulation, internationalization and the growing sophistication of transactions.

MHFG manages credit risk for the group as a whole. More specifically, we have adopted two different but mutually complementary approaches toward credit risk management. The first of these is to curb losses arising

Allocation of Risk Capital


MHFG
The group's financial strength
The group's risk exposure
Capital account, etc.
Principal banking subsidiaries and other core group companies' risk exposure*
MHCB
MHBK
MHTB
MHSC
Other risk exposure
*Including risk exposures of the subsidiaries of the core group companies.
(Example)
MHCB
Risk limits, etc., based on risk capital are set, and controls are imposed on each type of risk.
Allocated risk capital
Credit risk
Market risk
Equity risk
Operational risk
Group companies, etc.
Allocation to each business unit
MHBK
MHTB
MHSC

from the emergence of credit risk by controlling the entire process for each individual transaction, from granting credit to recovery, on the basis of our assessment of the credit quality of the counterparties involved. The second is to manage the portfolio using statistical methods to measure the potential for credit risk in order to identify such risk and devise appropriate responses.

Credit Risk Management Structure

● Credit Risk Management of MHFG

Our board of directors determines the group's basic credit risk management policies. In addition, the portfolio management committee of MHFG discusses and coordinates basic credit risk policy and overall credit portfolio management and monitoring for the group. The chief risk officer of MHFG is responsible for matters relating to credit risk management planning and operations. The Risk Management Division and the Credit Risk Management Division of MHFG jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit Risk Management Structure


MHFG
Board of Directors
Chief Executive Officer (CEO)
Executive Management Committee
Portfolio Management Committee
Head of Risk Management Group (CRO)
Risk Management Division, Credit Risk Management Division
•Set risk management policies
•Give instructions concerning risk management
•Report on the risk management situation
Principal banking subsidiaries and other core group companies
MHCB
MHBK
MHTB
MHSC
Other core group companies
The Three Banks
Board of Directors
Chief Executive Officer
Executive Management Committee
Business Policy Committees
Senior executives responsible for risk management
Divisions responsible for credit risk management (Risk Management Division, Credit Risk Management Division)

● Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by MHFG. Each company's board of directors determines key matters pertaining to credit risk.

MHCB, MHBK and MHTB (principal banking subsidiaries) have each established business policy committees to discuss and coordinate overall management of their individual credit portfolios and transaction policies towards obligors. The senior executive officer of each principal banking subsidiary responsible for risk management oversees matters relating to credit risk management planning and operations. The credit risk management division of each principal banking subsidiary is responsible for credit management and credit risk measuring and monitoring, and such division regularly presents reports regarding the risk management situation of such banking subsidiary to MHFG. Individual credit examination divisions approve individual transactions in accordance with the lines of authority set forth in the basic policies for credit risk management. To provide checks and balances, each of our principal banking subsidiaries have also established credit review divisions to function as internal auditors that are independent of the business divisions.

● Individual Credit Management

Our principal banking subsidiaries use a unified credit rating system and credit risk measurement tools to ascertain and monitor the status of their portfolios. They are also improving their credit decisions and post-transaction management functions by examining individual transactions from these viewpoints, providing internal audits and risk management guidance to individual business promotion offices. MHSC and other core group companies follow credit risk management procedures that suit the characteristics of their respective business sectors.

● Credit Business Regulations

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit business regulations. Seeking to fulfill the bank's public and social role, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

Connection between Credit Ratings, Definition of Obligor Classifications of Self-Assessments, Claims Disclosed under the FRL and Non-Accrual, Past Due & Restructured Loans

Definition of Obligor Classifications of Self-Assessment	Credit Ratings (Major Category)	Definition of Ratings	Category I (Non-Categorized)	Category II	Category III	Category IV (Non-Collateralized)	Claims Disclosed under the FRL	Non-Accrual, Past Due & Restructured Loans
Normal Obligors	A1–A3	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	All credit given to Normal Obligors.				Normal Claims	
	B1–B2	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.						
	C1–C3	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.						
	D1–D3	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.						
Watch Obligors	E1	Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.	Credit to obligors which has pledged collateral or is covered by guarantees, considered of high quality, such as deposit collateral.	Credit given to Watch Obligors other than those included in Category I.				
	E2 R						Claims for Special Attention	Restructured Loans
								Loans Past Due for 3 Months or More
Intensive Control Obligors	F1	Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).		Credit to obligors which is covered by general collateral, such as real estate and guarantees.	Credit given to Intensive Control Obligors other than those included in Category I and Category II.		Claims with Collection Risk	Non-Accrual Delinquent Loans
Substantially Bankrupt Obligors	G1	Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.			The difference between the assessed value and market value of collateral on credit to Bankrupt and Substantially Bankrupt Obligors (i.e., the portion of loans for which final collection problems or losses are anticipated).	Credit to Bankrupt and Substantially Bankrupt Obligors, other than those in Category I, Category II and Category III (credit that is judged to be unrecoverable or without value).	Claims against Bankrupt and Substantially Bankrupt Obligors, and equivalent	
Bankrupt Obligors	H1	Obligors who have already gone bankrupt, from both a legal and/or formal perspective.						Loans to Bankrupt Obligors

Method for Write-Offs and Reserves

Normal Obligors	Calculate the value of estimated loss based on the probability of failure over the coming year for loans by credit rating and appropriate it for the General Reserve for Possible Losses on Loans.
Watch Obligors	Calculate the estimated loss on loans based on the probability of failure over the next three years and appropriate it for the General Reserve for Possible Losses on Loans. Further, in regard to Special Attention Obligors, for obligors with large claims more than a certain amount, if the cash flow from the return of principal and interest payments can reasonably be estimated, set up a reserve under the DCF method.
Intensive Control Obligors	Provide an amount for Specific Reserve for Possible Losses on Loans as calculated by one of the following methods after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims: a) an amount calculated based on the overall ability of the obligor to pay, or b) the estimated loss calculated on the basis of the balance and the probability of failure over the next three years. Further, for obligors with large claims more than a certain amount, if the cash flow from the return of principal and interest payments can reasonably be estimated, set up a reserve under the DCF method.
Substantially Bankrupt Obligors	Provide the entire balance after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims for Specific Reserve for Possible Losses on Loans, or write-off the entire balance.
Bankrupt Obligors	

Credit Rating

One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of a 16-grade unified credit rating system. In principle, credit ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal periodend financial results of the obligors, as well as special reviews as required whenever a obligor's credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider credit ratings to be an initial phase of the self-assessment process regarding the quality of our claims, such credit ratings are closely linked to the obligor classifications and are an integral part of the process for determining the reserves and write-offs

in our self-assessment of claims (Please refer to Connection between Credit Ratings, Definition of Obligor Classifications of Self-Assessments, Claims Disclosed under the FRL and Non-Accrual, Past Due & Restructured Loans).

Self-Assessment, Write-Offs and Reserves

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including reserves and write-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including reserves and write-offs. Specifically, the credit risk management division of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative divisions specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments.

Credit Screening

Prevention of new non-performing loans through routine credit management is important in maintaining the quality of our overall loan assets.

Credit decisions involve analysis and screening of each potential transaction within the relevant business division. In case the screening exceeds the authority of the division, the credit division at headquarters carries out the screening. The credit division has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business division.

In addition, in the case of obligors with low credit ratings and high downside risks, the business division and credit division jointly clarify their credit policy and in appropriate cases assist obligors at an early stage in working towards rehabilitation.

Collection and Disposal of Non-Performing Loans

With respect to collection and disposal of non-performing loans, a specialist unit is designed to pursue corporate revitalization or collection efforts as appropriate.

Specifically, this typically involves business transfers, mergers and acquisitions, obtaining funding from business revitalization funds and the bulk sale of non-performing loans. In addition, we concentrate our loan collection needs into Mizuho Servicing, our subsidiary that specializes in performing collection services for our group companies.

Portfolio Management

Expected Loss and Unexpected Loss

We measure portfolio-based credit risk using statistical methods to calculate the risks related to losses due to problem loans. We use the following two key measurements to quantify such risk: "expected loss," or the average amount of loss forecast for the next 12 months, and "unexpected loss," or the maximum excess amount in the case where losses exceed the expected loss.

In establishing transaction guidelines for credit transactions, we endeavor to match returns with the risk involved. Because actual credit losses must ultimately be absorbed by shareholders' equity, we monitor credit portfolios from various viewpoints and, where necessary, impose restrictions so that the credit risk amount is covered by the corresponding risk capital range.

Expected Loss and Unexpected Loss Amounts


Frequency
Average
This amount depends on the confidence interval. For example, if the confidence interval is set at 99%, it is the 9,900th smallest loss figure out of 10,000 trials.
Loss amount
Maximum loss amounts
Expected loss amounts
Unexpected loss amounts

Risk Control Methods

We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is "credit concentration risk," which stems from granting excessive credit to certain individual counterparties. The other type is "chain-reaction default risk," which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We manage these risks in line with our specific guidelines for each. The individual risk management

Allocation of Risk Capital and Control of Credit Risk



Allocation of risk capital
≧
Unexpected loss amounts
Credit concentration risk
Chain reaction default risk
① Individual company ratings-based credit guidelines
Control
② Corporate group-based credit guidelines
③ Geographical area/country-based credit guidelines
④ Industrial sector-based credit guidelines
MHCB: Sets ①, ②, ③, ④
MHBK: Sets ①, ②, ④
MHTB: Sets ①, ②
Equivalent to credit concentration risk amounts
Equivalent to chain reaction default risk amounts

divisions of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees (Please refer to Allocation of Risk Capital and Control of Credit Risk).

● Portfolios of Our Principal Banking Subsidiaries and Certain Other Core Group Companies

MHCB's credit portfolio is notable for its international diversification between Japanese public companies and other major Japanese enterprises and overseas corporations. MHBK's portfolio is diversified among relatively small accounts centered on individuals, domestic corporations including mainly small and medium-sized enterprises (SEMs) and middle-market corporations, public sector entities and other customers in Japan. While retaining the principal features of each of the two banking subsidiaries' respective portfolios, we aim to reduce

MHCB's Credit Portfolio



Other
Asia
Europe
Japan
North America

MHBK's Credit Portfolio



Other
Individuals
Domestic SMEs and middle-market corporations
Public sector entities

expected losses while simultaneously utilizing sophisticated financial tools based on which they make strategic acquisitions and sales of assets. While closely monitoring the potential for unexpected losses, they also aim to raise overall group capital efficiency, boost profitability and shareholder value, and enhance the sophistication of their credit risk management.

To control credit concentration in certain companies, MHTB and MHSC have set credit limits according to their customers' creditworthiness and control their portfolios in an appropriate manner by adhering to these limits.

Market and Liquidity Risk Management

Basic Approach

We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices and foreign exchange rates. Our definition includes the risk of losses incurred when it becomes impossible to execute transactions in the market because of market confusion or losses arising from transactions at prices that are significantly less favorable than usual. We define liquidity risk as the risk of losses arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise the necessary funds or that forces us to raise funds at significantly higher interest rates than usual.

MHFG manages market and liquidity risk for the group as a whole.

Market Risk Management Structure

● Market Risk Management of MHFG

Our board of directors determines key matters pertaining to market risk management policies. The ALM & market risk management committee of MHFG broadly discusses and coordinates matters relating to basic asset and liability

management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes. The chief risk officer of MHFG is responsible for matters relating to market risk management planning and operations. The Risk Management Division of MHFG is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management.

The Risk Management Division assesses and manages overall market risk of the group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the chief executive officer on a daily basis and to our board of directors and the executive management committee of MHFG on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations according to the risk profiles of our principal banking subsidiaries and other core group companies. For trading and banking activities, we set limits for VaR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

Market and Liquidity Risk Management Structure


MHFG
Board of Directors
Chief Executive Officer (CEO)
Executive Management Committee
ALM & Market Risk Management Committee
Head of Risk Management Group (CRO)
Risk Management Division
•Set risk management policies
•Approve limits
•Give instructions concerning risk management
•Report on the risk management situation
•Apply for limits
Principal banking subsidiaries and other core group companies
MHCB
MHBK
MHTB
MHSC
Other core group companies
Principal banking subsidiaries and other core group companies
Board of Directors
Chief Executive Officer (CEO)
Executive Management Committee
ALM & Market Risk Management Committee
Senior executives responsible for risk management
Risk Management Division
Offices
Middle Offices
Front Offices

These limits are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee, then determined by the chief executive officer. Various factors are taken into account including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and MHSC which account for most of the group's exposure to market risk have formulated their basic policies in line with the basic policies determined by MHFG. Their boards of directors determine important matters relating to market risk management while their chief executive officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & market risk management committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management and propose responses to emergencies such as sudden market changes. The chief risk officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common group risk capital allocation framework, the above-mentioned subsidiaries manage market risk by setting limits according to the risk capital allocated to market risk by MHFG.

These companies have established specialized company-wide market risk management divisions to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits and formulate and implement plans relating to market risk management. The risk management divisions of each company submit reports on the status of market risk management to their respective chief executive officers and top management on a daily basis, and to their board of directors and executive management committee on a regular basis. They

also provide regular reports to MHFG. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress tests and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Liquidity Risk Management Structure

◎ Liquidity Risk Management of MHFG

Our liquidity risk management structure is generally the same as the market risk management structure described above. However, the head of the Financial Control & Accounting Group of MHFG is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the chief executive officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the chief executive officer. We have established classifications for the cash flow conditions affecting the group, ranging from "normal" to "cause for concern" and "critical," and have established procedures for dealing with cases which are deemed to fall into the "cause for concern" or "critical" categories.

◎ Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

The liquidity risk management structures of MHCB, MHBK, MHTB and MHSC and other group companies are generally the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and conducting liquidity risk management, while the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market. As with MHFG, the above-mentioned companies have established classifications for the cash flow affecting them, ranging from "normal" to "cause for concern" and "critical," and have established procedures for cases which are deemed to fall into the "cause for concern" or "critical" categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & market risk management committee and other business policy committees, the executive management committee and the chief executive officer of each subsidiary.

Status of MHFG'S Market Risk

◎ Back Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2006, and the corresponding paired distribution of profits and losses:

MHFG's Fiscal 2005 Back Testing


Assumptive profit or loss (billions of yen)
6.0
4.0
2.0
0
(2.0)
(4.0)
(6.0)
0
1.0
2.0
3.0
4.0
5.0
6.0
VaR (billions of yen)

Note: The data related to the common stock position held between December 8, 2005 and December 12, 2005 as a result of an erroneous order with the Tokyo Stock Exchange made by Mizuho Securities on December 8, 2005 is not included in the VaR and assumptive profits and losses in the graph above.

We had no cases where profits/losses exceeded value-at-risk during the period, and this confirms that our internal value-at-risk models are reasonably accurate in measuring our group's market risk exposure.

Stress Testing

Because the value-at-risk method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions.

The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. The table below shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

MHFG's Fiscal 2005 Stress Testing

At March 31, 2006 (billions of yen)

Assumed maximum losses	
Maximum loss result calculated by stress testing	20.7

Outlier Framework (Basel II)

The Basel Committee on Banking Supervision plans to apply new capital adequacy requirements. As part of the new requirements, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are estimated and compared with the sum of Tier I and Tier II capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier I and Tier II capital, we will be deemed an "outlier" and may be required to reduce the banking book risk or adopt other responses. In preparation for the introduction of the new requirements, we are reviewing our capital adequacy requirements and measuring losses arising from our banking book each month as part of its stress tests.

MHFG's Fiscal 2005 Estimates under the Outlier Framework

(billions of yen)

	Amount of loss	Broadly-defined capital	Loss ratio to capital
At March 31, 2005	429.6	8,020.2	5.4%
At March 31, 2006	161.3	8,993.2	1.8%
Effect of yen interest rate	94.0		
Effect of dollar interest rate	52.8		
Effect of euro interest rate	7.8		

Notes: 1. In the above estimations, a part of demand deposits without fixed intervals for amending applicable interest rates are deemed core deposits and are treated accordingly in the calculation.
2. For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

The table below shows the results of estimates of losses in the banking book as of March 31, 2006 in cases where interest rate fluctuations occur under stress conditions. The results of estimates of losses in the banking book show that they are 1.8% of broadly-defined capital. In particular, the table shows a considerable reduction in the estimate of losses as a percentage of capital compared to the previous fiscal year as a result of our reducing the risks relating to increasing yen interest rate levels. Since the amount of risk on the banking book is therefore well within controllable limits, we do not fall under the "outlier" category.

Value-At Risk

We use the value-at-risk (VaR) method, supplemented with stress testing, as our principal tool to measure market risk. The value-at-risk method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading Activities

VaR related to our trading activities is based on the following:

- variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;
- confidence interval: one-tailed 99.0%;
- holding period of one day; and
- historical observation period of one year.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2005 and 2006 and as of March 31, 2005 and 2006:

MHFG's VaR by Risk Category (Trading Activities)

(billions of yen)

	Fiscal 2004			
	Average	Maximum	Minimum	At March 31
Interest rate	1.9	3.7	0.9	1.2
Foreign exchange	1.1	2.8	0.3	0.6
Equities	0.9	1.5	0.6	0.9
Commodities	0.1	0.6	0.0	0.1
Total	**2.9**	4.3	**2.0**	**2.2**

	Fiscal 2005			
	Average	Maximum	Minimum	At March 31
Interest rate	1.7	2.7	1.1	2.4
Foreign exchange	1.1	1.8	0.3	0.9
Equities	1.4	3.2	0.5	3.0
Commodities	0.2	1.7	0.0	0.1
Total	**3.2**	**5.5**	**2.0**	**5.1**

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2006:

MHFG's Fiscal 2005 VaR (Trading Activities)



(VaR, billions of yen)
6.0
5.0
4.0
3.0
2.0
1.0
0
05.04.01
05.04.15
05.04.29
05.05.13
05.05.27
05.06.10
05.06.24
05.07.08
05.07.22
05.08.05
05.08.19
05.09.02
05.09.16
05.09.30
05.10.14
05.10.28
05.11.11
05.11.25
05.12.09
05.12.23
06.01.06
06.01.20
06.02.03
06.02.17
06.03.03
06.03.17
06.03.31

The following table shows VaR figures of our trading activities for the fiscal years indicated:

MHFG's VaR (Trading Activities)

(billions of yen)

	Fiscal 2003	Fiscal 2004	Fiscal 2005
Maximum	4.7	4.3	5.5
Minimum	1.4	2.0	2.0
Average	3.1	2.9	3.2
The number of cases where profits/losses exceeded VaR	5 cases	no cases	no cases

Note: The data related to the common stock position held between December 8, 2005 and December 12, 2005 as a result of an erroneous order with the Tokyo Stock Exchange made by Mizuho Securities on December 8, 2005 is not included in the VaR and assumptive profits and losses in the graph above.

Non-Trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategic equity portfolio for the year ended March 31, 2006. We attribute the reduction of VaR during the last few months amid rising yen interest rates to our effective risk management activities.

MHFG's Fiscal 2005 VaR (Banking Activities)



(VaR, billions of yen)
(%)
VaR
JGB Yield (5-Year)
350
300
250
200
150
100
50
0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
05.04.01
05.04.15
05.04.29
05.05.13
05.05.27
05.06.10
05.06.24
05.07.08
05.07.22
05.08.05
05.08.19
05.09.02
05.09.16
05.09.30
05.10.14
05.10.28
05.11.11
05.11.25
05.12.09
05.12.23
06.01.06
06.01.20
06.02.03
06.02.17
06.03.03
06.03.17
06.03.31

The following table shows the VaR figures relating to our banking activities denominated in yen for the fiscal years indicated:

MHFG's VaR (Banking Activities)

(billions of yen)

	Fiscal 2003	Fiscal 2004	Fiscal 2005
Maximum	317.4	301.5	247.2
Minimum	78.9	186.1	152.8
Average	198.5	235.8	213.9

We also conduct interest sensitivity analyses of interest risk, our main source of market risk. The following table shows sensitivity to yen interest risk in our banking activities as of the dates indicated. As shown in the table, we have reduced overall sensitivity to the risk of future increases in interest rates. Interest rate sensitivity (10 BPV) shows how much net present value varies when interest rates rise by 10 basis (0.1%), and it explains the impact of interest rate movements on net present value when short- and long-term interest rates behave differently.

MHFG's Interest Sensitivity by Maturity

At March 31, (billions of yen)

	2005	2006	Change
1 year or less	(5)	(7)	(2)
Over 1 year, up to and including 5 years	(34)	(14)	20
Over 5 years	(5)	(6)	(1)
Total	(44)	(27)	17

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. MHCB, MHBK, MHTB, MHSC, MHIS and TCSB each manage operational risk in an appropriate manner pursuant to risk management policies determined by MHFG.

MHFG, MHCB, MHBK, MHTB and MHSC share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks which arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

Operational Risk Management Structure


MHFG
Board of Directors
Chief Executive Officer (CEO)
Executive Management Committee
Senior executives responsible for each type of risk management
Operational risk management (Risk Management Division)
IT risk management division
Operations risk management division
Divisions responsible for each type of risk management
•Set risk management policies
•Give instructions concerning risk management
•Report on the risk management situation
Principal banking subsidiaries and other core group companies
MHCB, MHBK, MHTB, MHSC, etc.

(As of June 27, 2006)

Glossary

▶ **Control Self-Assessments**

An autonomous method of risk management in which risk inherent in operations is identified and, after evaluating and monitoring risks that remains despite implementing risk control, the necessary measures are implemented to reduce risk.

Operations Risk Management

Operations risk is the risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

In line with our basic policies regarding operations risk management, we have established a structure for improving operations by identifying and adopting appropriate measures for mitigating operations risk. More specifically, we have established clearly defined procedures for handling operations and periodically checking the status of operational processes. We have strengthened central operational guidance and oversight and are working to improve the operational expertise of staff and the risk management capabilities of managers. We are also implementing other policies, including the introduction of information technology, office automation and centralization to ensure efficient operations that reduce human error. Further, we are improving the effectiveness of our emergency responses by holding drills and taking other steps to minimize the impact of any possible system failure or disaster on our customers.

Information Technology Risk Management

Information technology risk is the risk that customers may suffer service disruptions, or that customers or the group may incur losses arising from system defects such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems.

In line with our basic policies regarding system risk management as well as our information security policy, we continue to make determined efforts to ensure the stability of our information technology operations and the protection and safety of informational assets relating to systems. More specifically, we are pushing ahead with various efforts, identifying and evaluating information technology-related risk, implementing risk mitigation measures based on these evaluations, ensuring ongoing

project management in such areas as process management in systems development and quality control and strengthening security to prevent information leaks. Further, we are improving the effectiveness of our emergency responses by improving our backup systems and holding drills and taking other steps to minimize the impact of any possible system failures or disasters on customers.

Reputational Risk Management

Reputational risk is the risk of incurring tangible or intangible losses as a result of damage to our credibility or the credibility of the Mizuho brand when market participants learn about, or the media reports on, various adverse events, including those that are inaccurate or false.

MHFG has established a framework under which, in the event it receives reports from companies within the group concerning information that may have a serious impact on group management, it identifies and manages the reputational risk for the group as a whole on an integrated basis and responds to such reputational risk in a manner appropriate to its scale and nature.

Each of our group companies also works to identify rumors swiftly and minimize possible losses by devising appropriate responses depending on the urgency and possible impact of the situation.

(As of June 27, 2006)

Internal Audit Structure

Basic Approach

Internal audits are designed as an integrated process, independent from other business operations, for evaluating the extent to which internal control achieves its objectives in key areas, including appropriate risk management, efficient and effective business operations, reliable financial reporting and compliance with laws, regulations and internal rules. We conduct internal audits from an objective and comprehensive standpoint, independent of operational reporting lines, and offer advice, guidance and remedial recommendations in connection with any problems that may be identified. Through this process, internal audits assist the boards of directors of each of our group companies to fulfill their managerial duties efficiently and effectively.

In line with the Basic Policy for Internal Audit established by MHFG, our principal banking subsidiaries and other core group companies conduct internal audits, which include the auditing of their respective subsidiaries. In addition, with respect to the management of risks applicable across the group, we coordinate group-wide internal audits to assess the risk management status of the group as a whole.

Internal Audit Management Structure

● MHFG

MHFG's internal audit committee determines all important matters concerning internal audits. The committee is chaired by our president and chief executive officer and is independent of our other business operations.

Our internal audit committee monitors and manages internal audits at our principal banking subsidiaries and other core group companies through internal audit reports submitted by such subsidiaries. Our internal audit committee discusses and makes decisions regarding internal audits at our principal banking subsidiaries and other core group companies and submits the results, together with the results of their examination of their internal audit reports, to our board of directors.

● MHCB and MHBK

MHCB and MHBK have also established internal audit committees that are independent of their other business operations.

MHCB and MHBK have established internal audit divisions and credit review divisions to conduct internal

audits at their respective domestic and overseas business offices, head office divisions and group companies. Specifically, the internal audit divisions assess the suitability and effectiveness of business activities associated with compliance and risk management. The credit review divisions audit credit ratings and the status of credit management in addition to auditing the self-assessment of assets to verify the accuracy and suitability of matters deemed necessary to assure the soundness of assets.

● Other Core Group Companies

MHTB, MHSC and our other core group companies have also established effective and efficient internal audit structures adapted to the characteristics of their respective businesses.

Internal Audit Management Structure


MHFG
Board of Directors
Chief Executive Officer (CEO)
(Chairman of Internal Audit Committee)
Internal Audit Committee
Every organizational unit
Audit
Head of Internal Audit Group
(Division in charge: Internal Audit Division)
Management by MHFG
Advice, guidance and remedial recommendations
Report the results of internal audit, etc.
MHCB, MHBK, and other core group companies
Subsidiaries of the above group companies

Financial Analysis of Mizuho [Under Japanese GAAP]

Key Indicators of Mizuho Financial Group, Inc. 68

Financial and Economic Environment 70

Results for the Fiscal Year ended March 31, 2006 72

Status of Asset Quality 84

Key Indicators of Mizuho Financial Group, Inc.

Key Indicators of Mizuho Financial Group, Inc. (Consolidated)

Billions of yen

As of or for the Fiscal Years ended March 31,	2006	2005	2004	2003
Total Income	¥ 3,732.1	¥ 3,455.6	¥ 3,342.9	¥ 3,441.8
Net Income (Loss)	649.9	627.3	406.9	(2,377.1)
Total Shareholders' Equity	4,804.9	3,905.7	3,644.3	2,861.0
Total Assets	149,612.7	143,076.2	137,750.0	134,032.7
Deposits	82,367.1	80,368.0	77,487.4	72,222.6
Debentures	6,606.3	7,795.0	9,459.5	11,696.3
Loans and Bills Discounted	65,408.6	62,917.3	66,205.8	69,210.0
Securities	37,702.9	36,047.0	32,071.6	23,816.5
Total Shareholders' Equity per Share (Yen) (Note 1)	274,906.95	131,016.15	61,980.34	(20,376.71)
Net Income (Loss) per Share (Yen) (Note 1)	55,157.14	54,625.61	36,153.27	(254,524.65)
Diluted Net Income per Share (Yen) (Note 1) (Note 2)	46,234.51	37,719.13	18,754.94	—
Capital Adequacy Ratio (BIS Capital Ratio)	11.62%	11.91%	11.35%	9.53%
Net Return on Equity	26.3%	54.3%	135.2%	(183.7)%
PER (Times) (Note 2)	17.45 x	9.28 x	12.39 x	— x
Cash Flow from Operating Activities	(1,669.1)	4,418.0	6,014.9	(2,196.1)
Cash Flow from Investing Activities	(99.2)	(3,788.1)	(7,402.2)	(206.3)
Cash Flow from Financing Activities	(446.6)	(557.7)	(130.9)	(394.0)
Cash and Cash Equivalents at the end of the fiscal year	3,387.9	5,602.0	5,529.6	7,048.5

Notes: 1. "Total Shareholders' Equity per Share," "Net Income (Loss) per Share" and "Diluted Net Income per Share" are calculated in accordance with "Accounting Standard for Earnings per Share" (Financial Accounting Standard No. 2) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Financial Accounting Standards Implementation Guidance No. 4).
2. "Diluted Net Income per Share" and "PER" for the fiscal year ended March 31, 2003 are not required to be disclosed due to loss position.

Key Indicators of Mizuho Financial Group, Inc. (Non-Consolidated)

Billions of yen

As of or for the Fiscal Years ended March 31,	2006	2005	2004	2003
Operating Income	¥ 128.9	¥ 26.4	¥ 25.7	¥ 0.9
Net Income	790.2	30.8	9.9	0.0
Common Stock and Preferred Stock	1,540.9	1,540.9	1,540.9	1,540.9
Number of Shares Issued and Outstanding				
Common Stock	12,003,995.49 shares	12,003,995.49 shares	11,926,964.67 shares	10,582,426.71 shares
First Series Class I Preferred Stock	/	/	33,000 shares	33,000 shares
Second Series Class II Preferred Stock	/	100,000 shares	100,000 shares	100,000 shares
Third Series Class III Preferred Stock	/	100,000 shares	100,000 shares	100,000 shares
Fourth Series Class IV Preferred Stock	150,000 shares	150,000 shares	150,000 shares	150,000 shares
Sixth Series Class VI Preferred Stock	150,000 shares	150,000 shares	150,000 shares	150,000 shares
Seventh Series Class VII Preferred Stock	/	125,000 shares	125,000 shares	125,000 shares
Eighth Series Class VIII Preferred Stock	/	125,000 shares	125,000 shares	125,000 shares
Ninth Series Class IX Preferred Stock	/	33,000 shares	140,000 shares	140,000 shares
Tenth Series Class X Preferred Stock	/	140,000 shares	140,000 shares	140,000 shares
Eleventh Series Class XI Preferred Stock	943,740 shares	943,740 shares	943,740 shares	943,740 shares
Twelfth Series Class XI Preferred Stock	/	/	5,500 shares	101,500 shares
Thirteenth Series Class XIII Preferred Stock	36,690 shares	36,690 shares	36,690 shares	36,690 shares
Total Shareholders' Equity	2,752.3	2,986.2	3,533.4	3,545.8
Total Assets	4,793.0	3,178.6	3,600.0	3,595.6
Total Shareholders' Equity per Share (Yen) (Note 1)	94,861.81	41,782.20	46,670.33	46,568.86
Dividends per Share (Yen) (Interim Dividends per Share) (Yen)				
Common Stock	4,000	3,500	3,000	—
First Series Class I Preferred Stock	/	/	22,500	22,500
Second Series Class II Preferred Stock	/	8,200	8,200	8,200
Third Series Class III Preferred Stock	/	14,000	14,000	14,000
Fourth Series Class IV Preferred Stock	47,600	47,600	47,600	47,600
Sixth Series Class VI Preferred Stock	42,000	42,000	42,000	42,000
Seventh Series Class VII Preferred Stock	—	11,000	11,000	11,000
Eighth Series Class VIII Preferred Stock	/	8,000	8,000	8,000
Ninth Series Class IX Preferred Stock	/	—	17,500	17,500
Tenth Series Class X Preferred Stock	/	5,380	5,380	5,380
Eleventh Series Class XI Preferred Stock	20,000	20,000	20,000	165
Twelfth Series Class XI Preferred Stock	/	—	2,500	21
Thirteenth Series Class XIII Preferred Stock	30,000	30,000	30,000	247
(Common Stock	(—	(—	(—	(/
First Series Class I Preferred Stock	/	/	—	/
Second Series Class II Preferred Stock	/	—	—	/
Third Series Class III Preferred Stock	/	—	—	/
Fourth Series Class IV Preferred Stock	—	—	—	/
Sixth Series Class VI Preferred Stock	—	—	—	/
Seventh Series Class VII Preferred Stock	—	—	—	/
Eighth Series Class VIII Preferred Stock	/	—	—	/
Ninth Series Class IX Preferred Stock	/	—	—	/
Tenth Series Class X Preferred Stock	/	—	—	/
Eleventh Series Class XI Preferred Stock	—	—	—	/
Twelfth Series Class XI Preferred Stock	/	—	—	/
Thirteenth Series Class XIII Preferred Stock)	—)	—)	—)	/)
Net Income (Loss) per Share (Yen) (Note 1)	63,040.65	(588.84)	(2,846.42)	(8,663.01)
Diluted Net Income per Share (Yen) (Note 1) (Note 2)	53,235.99	—	—	—
PER (Times) (Note 2)	15.27x	— x	— x	— x
Dividend Propensity (Note 3)	6.34%	—%	—%	—%

Notes: 1. "Total Shareholders' Equity per Share," "Net Loss per Share" and "Diluted Net Income per Share" are calculated in accordance with "Accounting Standard for Earnings per Share" (Financial Accounting Standard No. 2) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Financial Accounting Standards Implementation Guidance No. 4).

2. "Diluted Net Income per Share" and "PER" for the fiscal years ended March 31, 2003, 2004 and 2005 are not required to be disclosed due to loss position.

3. Dividend Propensity: Cash Dividends Declared per Share (Common Stock) / Net Income per Share (Common Stock). Dividend Propensity is not required to be disclosed due to non-payment of dividends for common stock for the fiscal year ended March 31, 2003, and due to loss position of earnings per share for the fiscal years ended March 31, 2004 and 2005.

Financial and Economic Environment

Economic Conditions in Japan and Overseas

A look at world economic conditions in fiscal 2005 shows that although there was concern that the U.S. economy would be affected by rising oil prices and hurricane damage, business conditions remained strong thanks to firm growth in consumer spending and capital expenditure, while prices were stable as a result of phased increases in interest rates. In Europe, business conditions gradually recovered as the euro's weakness boosted exports. In China, there was concern that the strong renminbi might have a negative impact, but the economy was firm as consumer spending grew on the back of improving employment conditions. Other Asian economies also expanded as exports posted high growth.

Relatively high growth in exports also helped Japanese companies to maintain strong performances. Higher domestic and overseas demand contributed to relatively high sustained growth in capital expenditure, too. Against this background, consumer spending recovered and business conditions remained firm as a result of ongoing improvements in employment conditions. Domestic corporate goods prices continued to rise as a result of higher global commodity prices, while consumer prices turned slightly upwards over the fiscal year-end. As a result of these developments, the Bank of Japan abandoned its quantitative easing policy in March 2006.

Financial Sector

In Japan's financial markets, fiscal 2005 brought sustained increases in stock prices as the global economy expanded, corporate earnings improved and foreign investors maintained their proactive investment stance. Over the fiscal year-end, expectations of an end to deflation and moves to abandon the quantitative easing policy resulted in an upward trend in long-term interest rates. In the foreign exchange markets, the yen remained weak throughout the fiscal year as interest rate differentials expanded on the back of interest rate hikes in the U.S. and Europe.

In the financial sector, NPL disposals and most of the other issues that needed to be resolved have been cleared up and strategic business tie-ups are accelerating. There was also progress in deregulation including reviewing the bank agent system. In light of these environmental changes, ensuring competitive advantage and further strengthening profitability are all matters of considerable importance for financial institutions.

Trends in Interest Rates in Japan


(%)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
(%)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
(0.05)
Newly Issued Government Bond Yield (10-Year) (left scale)
Long-Term Prime Rate (left scale)
Short-Term Prime Rate (left scale)
Euroyen TIBOR (3-month) (right scale)
Call Rate (Uncollateralized overnight) (right scale)
Jan. 2005
Apr. 2005
July 2005
Oct. 2005
Jan. 2006
Apr. 2006

Trends in TOPIX and Yen / Dollar Exchange Rate


(Point)
1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
(Yen / Dollar)
125
120
115
110
105
100
TOPIX (left scale)
Yen / Dollar Exchange Rate
(right scale)
Jan. 2005
Apr. 2005
July 2005
Oct. 2005
Jan. 2006
Apr. 2006

Results for the Fiscal Year ended March 31, 2006

Consolidated Accounts of Mizuho Financial Group, Inc. (MHFG)

1. Scope of Consolidation and Application of the Equity Method

Companies

At March 31,	2006	2005	Change
Number of consolidated subsidiaries	130	118	12
Number of affiliates under the equity method	19	20	(1)

The number of MHFG's consolidated subsidiaries increased by 12 to 130, and the number of affiliates under the equity method decreased by 1 to 19 from the end of the previous fiscal year.

The major consolidated subsidiaries are Mizuho Corporate Bank, Ltd. (MHCB), Mizuho Bank, Ltd. (MHBK), Mizuho Trust & Banking Co., Ltd. (MHTB) and Mizuho Securities Co., Ltd. (MHSC). The major affiliates under the equity method are The Chiba Kogyo Bank, Ltd. and Shinko Securities Co., Ltd.

2. Consolidated Profits and Losses

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Consolidated Gross Profits	¥ 2,002.4	¥ 1,993.0	¥ 9.3
Net Interest Income	1,062.6	1,106.4	(43.7)
Fiduciary Income	78.8	63.2	15.5
Net Fee and Commission Income	555.9	472.6	83.3
Net Trading Income	204.9	165.0	39.8
Net Other Operating Income	100.0	185.7	(85.6)
General and Administrative Expenses	1,095.2	1,091.3	3.8
Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans)	84.7	231.9	(147.2)
Net Gains related to Stocks	231.5	210.3	21.1
Equity in Income from Investments in Affiliates	9.1	1.4	7.7
Other	(83.0)	61.4	(144.4)
Income before Income Taxes and Minority Interests	**980.1**	**943.0**	**37.0**
Income Taxes–Current	64.0	41.0	22.9
Income Taxes–Refund	—	21.2	(21.2)
Income Taxes–Deferred	185.0	235.2	(50.1)
Minority Interests in Net Income	81.1	60.6	20.5
Net Income	**649.9**	**627.3**	**22.5**
Net Income per Share of Common Stock (Yen)	**55,157.14**	**54,625.61**	**531.53**
Credit-related Costs	**¥ (53.2)**	**¥ 93.9**	**¥ (147.1)**
(Reference) Consolidated Net Business Profits	**¥ 922.5**	**¥ 912.5**	**¥ 9.9**

Notes: 1. Net Gains related to Stocks for the fiscal year ended March 31, 2006 include gains on disposition of investment in a subsidiary of ¥42.4 billion.

2. Credit-related Costs = Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.

3. Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments.

(1) Consolidated Gross Profits

Consolidated Gross Profits for fiscal 2005 were ¥2,002.4 billion, increasing by ¥9.3 billion from the previous fiscal year. Net Interest Income was ¥1,062.6 billion, decreasing by ¥43.7 billion from the previous fiscal year resulting from a decrease in loan margins caused by increasingly fierce competition among domestic lenders and other factors, and a decrease in the average balance of domestic Loans and Bills Discounted. Net Fee and Commission Income was ¥555.9 billion, increasing by ¥83.3 billion from the previous fiscal year. This was as a result of increases in fee income related to investment trusts and individual annuities, fees related to our solutions business and fees and commissions from overseas business, etc. Net Trading Income was ¥204.9 billion, increasing by ¥39.8 billion from the previous fiscal year, while Net Other Operating Income was ¥100.0 billion, decreasing by ¥85.6 billion from the previous fiscal year. This decrease was as a result of disposition of unrealized losses on our bonds portfolio of ¥138.5 billion in the second half of fiscal 2005, in light of such factors as current trends in domestic and U.S. interest rates. Excluding this disposition of unrealized losses, Consolidated Gross Profits for fiscal 2005 increased by 7.4% from the previous fiscal year.

(2) General and Administrative Expenses

General and Administrative Expenses for fiscal 2005 amounted to ¥1,095.2 billion, increasing by ¥3.8 billion from the previous fiscal year. This includes the effect of the decrease of "Base Expenses" which are mainly IT-related due to the completion of Mizuho Bank's IT systems integration, while there was an initial outlay relating to "Strategy Expenses" in responding to measures to increase top-line profits, as well as an increase in expenses associated with an expansion of business operations of securities subsidiaries.

(3) Credit-Related Costs

Credit-related Costs for fiscal 2005 actually showed a gain of ¥53.2 billion, showing significant improvement of ¥147.1 billion from the previous fiscal year. This was mainly due to a decrease in costs related to write-offs with the near-completion of the removal of NPLs from the balance sheet and as a result of reversal of reserves for possible losses on loans, etc., with the strengthening of the Group's asset quality.

(4) Net Gains related to Stocks and Equity in Income from Investments in Affiliates

With the continuing progress in decreasing our stock holdings to alleviate the risk of stock holdings, as well as the effective credit and alternative investments (stock-related) which were made as part of an attempt at diversification of profit sources of market-related income, Net Gains related to Stocks amounted to ¥231.5 billion (including Gains on Disposition of Investments in Subsidiary of ¥42.4 billion), increasing by ¥21.1 billion from the previous fiscal year.

Equity in Income from Investments in Affiliates amounted to ¥9.1 billion, increasing by ¥7.7 billion from the previous fiscal year as a result of a strong business performance by our affiliates under the equity method.

(5) Other

Other decreased by ¥144.4 billion to record a loss of ¥83.0 billion. Major components are as follows:

- Reversal of reserve for possible losses on loans of ¥142.2 billion
- Gains on disposition of premises and equipment of ¥22.1 billion
- Recovery on written-off loans of ¥5.3 billion
- Reversal of reserve for contingent liabilities from future transactions of ¥0.0 billion
- Losses on sales of bonds related to Japanese Government Bonds, etc., resulting from revision of the bond portfolio strategies, to mitigate the risk of rising interest rates in the first half of the fiscal 2005, of ¥85.3 billion
- Losses on impairment of fixed assets of ¥22.3 billion
- Losses on disposition of premises and equipment of ¥18.4 billion
- Provision for reserve for contingent liabilities from securities transactions of ¥0.5 billion

(6) Income Taxes and Minority Interests in Net Income

Income Taxes - Current amounted to ¥64.0 billion, and Income Taxes - Deferred amounted to ¥185.0 billion.

Minority Interests in Net Income amounted to ¥81.1 billion.

(7) Net Income

After reflecting the above, Net Income amounted to ¥649.9 billion, increasing by ¥22.5 billion from the previous fiscal year.

Use and Source of Funds (Consolidated)

Billions of yen

For the Fiscal Years ended March 31,	Average balance 2006	Average balance 2005	Average balance Change	Interest 2006	Interest 2005	Interest Change
Use of Funds	¥ 119,336.2	¥ 112,846.2	¥ 6,489.9	¥ 1,935.0	¥ 1,584.4	¥ 350.6
Due from Banks	1,412.1	1,719.8	(307.6)	50.8	29.7	21.1
Call Loans and Bills Purchased	616.8	1,271.5	(654.7)	9.9	5.0	4.8
Receivables under Resale Agreements	6,124.3	4,937.6	1,186.7	260.1	110.2	149.8
Guarantee Deposits Paid under Securities Borrowing Transactions	7,438.8	7,603.1	(164.3)	3.8	3.6	0.2
Securities	37,856.8	33,073.0	4,783.8	456.7	290.6	166.0
Loans and Bills Discounted	62,453.0	63,767.4	(1,314.3)	1,071.8	1,065.1	6.6
Source of Funds	¥ 119,713.4	¥ 115,568.6	¥ 4,144.8	¥ 872.3	¥ 477.9	¥ 394.4
Deposits	78,504.6	76,900.8	1,603.7	273.0	125.9	147.1
Debentures	7,266.9	8,590.0	(1,323.1)	48.2	68.6	(20.4)
Call Money and Bills Sold	9,146.1	8,764.4	381.6	6.4	2.9	3.4
Payables under Repurchase Agreements	11,174.9	8,902.5	2,272.4	383.1	154.0	229.1
Guarantee Deposits Received under Securities Lending Transactions	6,900.8	7,156.4	(255.6)	24.2	12.7	11.5
Commercial Paper	444.7	1,066.8	(622.0)	0.2	1.0	(0.7)
Borrowed Money	2,581.2	2,135.3	445.9	23.2	26.5	(3.3)

%

For the Fiscal Years ended March 31,	Yield 2006	Yield 2005	Yield Change
Use of Funds	1.62%	1.40%	0.21%
Due from Banks	3.60	1.72	1.87
Call Loans and Bills Purchased	1.61	0.39	1.21
Receivables under Resale Agreements	4.24	2.23	2.01
Guarantee Deposits Paid under Securities Borrowing Transactions	0.05	0.04	0.00
Securities	1.20	0.87	0.32
Loans and Bills Discounted	1.71	1.67	0.04
Source of Funds	0.72%	0.41%	0.31%
Deposits	0.34	0.16	0.18
Debentures	0.66	0.79	(0.13)
Call Money and Bills Sold	0.07	0.03	0.03
Payables under Repurchase Agreements	3.42	1.72	1.69
Guarantee Deposits Received under Securities Lending Transactions	0.35	0.17	0.17
Commercial Paper	0.06	0.09	(0.03)
Borrowed Money	0.90	1.24	(0.34)

Net Fee and Commission Income (Consolidated)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Net Fee and Commission Income	¥ 555.9	¥ 472.6	¥ 83.3
Fee and Commission Income	¥ 650.5	¥ 566.1	¥ 84.4
Deposits, Debentures and Lending Business	143.4	126.0	17.3
Securities-related Business	135.2	105.3	29.9
Remittance Business	116.1	113.7	2.4
Trust-related Business	55.2	45.4	9.8
Agency Business	49.6	40.0	9.5
Guarantee Business	28.1	25.6	2.5
Safe Custody and Safety Deposit Box Business	6.5	6.6	(0.0)
Fee and Commission Expenses	¥ 94.6	¥ 93.4	¥ 1.1
Remittance Business	30.5	28.9	1.5

3. Consolidated Assets, Liabilities and Shareholders' Equity

Billions of yen

At March 31,	2006	2005	Change
Total Assets	**¥ 149,612.7**	**¥ 143,076.2**	**¥ 6,536.5**
Cash and Due from Banks	5,016.2	6,808.9	(1,792.7)
Trading Assets	10,007.1	11,047.6	(1,040.4)
Securities	37,702.9	36,047.0	1,655.9
Loans and Bills Discounted	65,408.6	62,917.3	2,491.3
Total Liabilities	**143,448.6**	**138,042.1**	**5,406.5**
Deposits	82,367.1	80,368.0	1,999.0
Debentures	6,606.3	7,795.0	(1,188.7)
Call Money and Bills Sold	9,466.0	8,359.9	1,106.1
Minority Interests	**1,359.1**	**1,128.3**	**230.7**
Total Shareholders' Equity	**¥ 4,804.9**	**¥ 3,905.7**	**¥ 899.2**
Net Unrealized Gains on Other Securities, net of Taxes	1,279.2	538.0	741.1

(1) Assets and Liabilities

Consolidated total assets as of March 31, 2006 amounted to ¥149,612.7 billion, increasing by ¥6,536.5 billion from the end of the previous fiscal year.

Securities were ¥37,702.9 billion, increasing by ¥1,655.9 billion from the end of the previous fiscal year. This reflected mainly an increase in non-Japanese bonds.

The balance of Loans and Bills Discounted amounted to ¥65,408.6 billion, increasing by ¥2,491.3 billion from the end of the previous fiscal year. This was due to the facts that since fiscal 2004, the balance of Loans and Bills Discounted overseas has been increasing after the declining trend bottomed out and that the balance of Loans and Bills Discounted for domestic Small and Medium-sized Enterprises (SMEs) and individual customers has also been increasing.

With respect to NPLs, further efforts to improve MHFG's financial soundness resulted in a consolidated balance of Disclosed Claims under the Financial Reconstruction Law amounting to ¥1,087.5 billion, decreasing by ¥499.5 billion from the end of the previous fiscal year.

Net deferred tax assets were ¥295.7 billion, decreasing by ¥707.1 billion from the end of the previous fiscal year as a result of recording taxable income and the increased amount of Unrealized Gains on Other Securities, with the continued conservative strict assessment of asset recoverability.

Deposits (excluding Negotiable Certificates of Deposit (NCDs)) amounted to ¥73,007.9 billion, increasing by ¥3,508.4 billion from the end of the previous fiscal year. NCDs (included in Deposits) amounted to ¥9,359.1 billion, decreasing by ¥1,509.3 billion from the end of the previous fiscal year.

(2) Consolidated Capital Adequacy Ratio (BIS Capital Ratio)

While MHFG repurchased and cancelled public funds of preferred shares amounting to ¥692.9 billion (¥616.4 billion on an issued-price basis) in August 2005, and ¥250.7 billion (¥250.0 billion on an issued-price basis) in October 2005, we aimed for a strengthening of the capital base, by steadily accumulating the retained earnings accompanied with the record of Net Income of ¥649.9 billion, by a global offering of MHFG shares in the possession of our subsidiary (¥531.6 billion in total amount), and by issuing preferred securities (approximately ¥140.0 billion).

Furthermore, positively influenced by the increase of unrealized gains on securities and other factors, Capital as of the end of fiscal 2005 amounted to ¥8,993.2 billion, increasing by ¥973.0 billion from the end of the previous fiscal year.

The Risk-adjusted Assets balance was ¥77,338.3 billion, increasing by ¥10,013.3 billion from the end of the previous fiscal year due to the increase in assets and further efforts to expand top-line profits after entering into the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS Capital Ratio) decreased by 0.29% from the end of the previous fiscal year to 11.62%.

Fair Value of Other Securities (Consolidated)

Billions of yen

At March 31, 2006	Acquisition cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*2 gains (losses)
Other Securities*1	¥ 30,285.2	¥ 32,435.0	¥ 2,575.9	¥ 426.2	¥ 2,149.7
Stocks	2,991.1	5,453.5	2,492.7	30.3	2,462.3
Bonds	20,369.9	20,109.3	1.1	261.7	(260.6)
Other	6,924.1	6,872.0	82.0	134.0	(52.0)

Billions of yen

At March 31, 2005	Acquisition cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*2 gains (losses)
Other Securities*1	¥ 30,554.5	¥ 31,551.2	¥ 1,232.6	¥ 235.9	¥ 996.7
Stocks	3,087.9	4,197.5	1,174.3	64.7	1,109.6
Bonds	22,170.2	22,094.0	15.8	92.0	(76.2)
Other	5,296.3	5,259.6	42.3	79.0	(36.6)

Billions of yen

Change	Acquisition cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized gains (losses)
Other Securities	¥ (269.2)	¥ 883.8	¥ 1,343.3	¥ 190.3	¥ 1,153.0
Stocks	(96.7)	1,256.0	1,318.3	(34.3)	1,352.7
Bonds	(1,800.3)	(1,984.7)	(14.7)	169.6	(184.4)
Other	1,627.8	1,612.4	39.6	55.0	(15.3)

*1 In addition to the balances shown in the above table, Other Securities include securities which do not have readily determinable fair values such as unlisted stock of ¥807.8 billion and non-publicly offered bonds of ¥2,018.7 billion as of March 31, 2006.

*2 Net unrealized gains (losses) include ¥(51.6) billion and ¥54.0 billion recognized in the income statements of March 31, 2006 and 2005, respectively, by applying the fair-value hedge method and other. As a result, the base amount to be recorded directly to Shareholders' Equity after tax and consolidation adjustments as of March 31, 2006 and 2005 were ¥2,201.4 billion and ¥942.6 billion, respectively.

(Reference)
Unrealized Gains (Losses) on Other Securities (the base amount to be recorded directly to Shareholders' Equity after tax and consolidation adjustments)

For certain Other Securities (which have readily determinable fair values), unrealized gains (losses) were recognized in the income statement by applying the fair-value hedge method and other. They were excluded from unrealized gains (losses) on Other Securities. These adjusted unrealized gains (losses) were the base amount, which was to be recorded directly to Shareholders' Equity after tax and consolidation adjustments.

The base amount was as follows:

Billions of yen

At March 31,	2006	2005	Change
Other Securities	¥ 2,201.4	¥ 942.6	¥ 1,258.7
Stocks	2,462.3	1,109.6	1,352.7
Bonds	(234.4)	(130.2)	(104.1)
Other	(26.4)	(36.6)	10.1

Consolidated Capital Adequacy Ratio (BIS Capital Ratio)

%, Billions of yen

At March 31,		2006	2005	Change
Capital Adequacy Ratio		**11.62%**	**11.91%**	**(0.29)%**
Tier 1 Capital Ratio		**5.89%**	**6.19%**	**(0.30)%**
Tier 1 Capital	(A)	**¥ 4,555.9**	**¥ 4,172.0**	**¥ 383.8**
Common Stock and Preferred Stock		1,540.9	1,540.9	—
New Stock Subscription		—	—	—
Capital Surplus		411.1	1,022.5	(611.4)
Retained Earnings		1,417.5	972.5	444.9
Minority Interest in Consolidated Subsidiaries		1,280.5	1,079.2	201.3
Preferred Stock issued by Overseas SPC		*1,095.7*	*927.9*	*167.7*
Unrealized Losses on Other Securities		—	—	—
Treasury Stock Subscription		—	—	—
Treasury Stock		(46.8)	(394.5)	347.7
Foreign Currency Translation Adjustments		(47.4)	(48.6)	1.2
Goodwill Equivalent		(0.0)	(0.0)	0.0
Consolidation Differences Equivalent		—	—	—
Tier 2 Capital	(B)	**4,554.0**	**3,956.4**	**597.5**
45% of Unrealized Gains on Other Securities		994.6	426.0	568.6
45% of Revaluation Reserve for Land		131.0	150.7	(19.6)
General Reserve for Possible Losses on Loans		615.7	637.3	(21.5)
Debt Capital		2,812.5	2,742.3	70.1
Perpetual Subordinated Debt and Other Debt Capital		*776.3*	*854.3*	*(77.9)*
Subordinated Debt and Redeemable Preferred Stock		*2,036.2*	*1,888.0*	*148.1*
Deductions from Capital	(C)	**116.7**	**108.2**	**8.4**
Capital	(A)+(B)-(C)	**¥ 8,993.2**	**¥ 8,020.2**	**¥ 973.0**
Risk-adjusted Assets		**¥ 77,338.3**	**¥ 67,324.9**	**¥ 10,013.3**
Assets Exposed to Credit Risk		75,523.4	66,391.5	9,131.8
On-balance sheet Items		67,910.0	60,702.4	7,207.6
Off-balance sheet Items		7,613.3	5,689.1	1,924.1
Market Risk Equivalent (Divided by 8%)		1,814.8	933.4	881.4
(Reference) Market Risk Equivalent		145.1	74.6	70.5

Aggregated Figures of the Three Banks

For an early achievement of corporate revitalization, loans and stocks of customers in need of revitalization/restructuring held by MHCB, MHBK and MHTB were transferred to their financial subsidiaries for corporate revitalization in July 2003.

MHCB, MHBK and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005, in consequence of the termination of the "Corporate Revitalization Project."

Aggregated figures of the Three Banks are as follows:

		Before March 31, 2003	At March 31, 2004 and 2005 / For the Fiscal Years ended March 31, 2004 and 2005	At March 31, 2006 / For the Fiscal Year ended March 31, 2006
Aggregated figures of the Three Banks	Profits and Losses	MHCB MHBK MHTB	MHCB + Mizuho Corporate, Ltd. + Mizuho Global, Ltd. MHBK + Mizuho Project, Ltd. MHTB + Mizuho Asset, Ltd.	MHCB + Mizuho Corporate, Ltd. + Mizuho Global, Ltd. MHBK + Mizuho Project, Ltd. MHTB + Mizuho Asset, Ltd.
	Assets, Liabilities and Shareholders' Equity	MHCB MHBK MHTB	MHCB + Mizuho Corporate, Ltd. + Mizuho Global, Ltd. MHBK + Mizuho Project, Ltd. MHTB + Mizuho Asset, Ltd.	MHCB MHBK MHTB

1. Differences between Consolidated Figures and Aggregated Figures of the Three Banks

Billions of yen, %

	2006				2005			
For the Fiscal Years ended March 31,	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)
Gross Profits	**¥ 2,002.4**	**¥ 1,698.8**	**¥ 303.5**	**84.8%**	**¥ 1,993.0**	**¥ 1,626.4**	**¥ 366.6**	**81.6%**
Net Interest Income	1,062.6	1,112.0	(49.4)	104.6	1,106.4	1,028.1	78.3	92.9
Fiduciary Income	78.8	77.9	0.8	98.8	63.2	62.8	0.4	99.2
Net Fee and Commission Income	555.9	378.4	177.5	68.0	472.6	315.1	157.5	66.6
Net Trading Income	204.9	33.4	171.4	16.3	165.0	43.8	121.1	26.5
Net Other Operating Income	100.0	96.9	3.0	96.9	185.7	176.5	9.1	95.0
Credit-related Costs	**(53.2)**	**(63.9)**	**10.7**	**120.1**	**93.9**	**61.2**	**32.6**	**65.2**
Net Income	**¥ 649.9**	**¥ 732.9**	**¥ (83.0)**	**112.7%**	**¥ 627.3**	**¥ 582.5**	**¥ 44.7**	**92.8%**

Note: Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.

Billions of yen, %

	2006				2005			
At March 31,	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)	MHFG (Consolidated) (a)	Aggregated Figures of the Three Banks (b)	(a) – (b)	(b) / (a)
Total Assets	**¥ 149,612.7**	**¥138,454.1**	**¥11,158.6**	**92.5%**	**¥ 143,076.2**	**¥ 135,561.5**	**¥7,514.6**	**94.7%**
Securities	37,702.9	38,148.8	(445.8)	101.1	36,047.0	39,192.0	(3,144.9)	108.7
Loans and Bills Discounted	65,408.6	65,984.7	(576.0)	100.8	62,917.3	62,647.1	270.1	99.5

2. Aggregated Profits and Losses

(the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Domestic Gross Profits	¥ 1,358.0	¥ 1,214.7	¥ 143.3
International Gross Profits	340.7	411.6	(70.9)
Gross Profits	**1,698.8**	**1,626.4**	**72.4**
Net Interest Income	1,112.0	1,028.1	83.9
Fiduciary Income	77.9	62.8	15.1
Net Fee and Commission Income	378.4	315.1	63.3
Net Trading Income	33.4	43.8	(10.4)
Net Other Operating Income	96.9	176.5	(79.5)
Net Gains (Losses) related to Bonds	*(104.1)*	*9.6*	*(113.8)*
General and Administrative Expenses (excluding Non-recurring Losses)	810.9	829.1	(18.1)
Expense Ratio	47.69%	50.89%	(3.19)%
Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	**889.2**	**800.0**	**89.2**
Excluding Net Gains (Losses) related to Bonds	993.4	790.3	203.1
Reversal of General Reserve for Possible Losses on Loans	0.2	155.2	(154.9)
Net Business Profits	**888.1**	**952.4**	**(64.3)**
Net Non-recurring Gains (Losses)	47.4	(154.1)	201.6
Net Gains related to Stocks	199.7	193.8	5.8
Expenses related to Portfolio Problems	(115.4)	(456.6)	341.2
Other	(36.8)	108.6	(145.4)
Income before Income Taxes	**935.6**	**798.2**	**137.3**
Income Taxes–Current	0.6	0.6	(0.0)
Income Taxes–Refund	—	21.2	(21.2)
Income Taxes–Deferred	202.0	236.2	(34.2)
Net Income	**¥ 732.9**	**¥ 582.5**	**¥ 150.3**
Credit-related Costs	**¥ (63.9)**	**¥ 61.2**	**¥ (125.2)**

Notes: 1. Dividends from the financial subsidiaries for corporate revitalization of ¥120.0 billion for the fiscal year ended March 31, 2006 are included due to the simple aggregation of the three banks (non-consolidated) and their financial subsidiaries for corporate revitalization.
2. Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans) of MHTB exclude the amounts of Credit Costs for Trust Accounts.
3. Credit-related Costs = Expenses related to Portfolio Problems + Reversal of General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts.

Breakdown of Gross Profits (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Net Interest Income	**¥ 1,112.0**	**¥ 1,028.1**	**¥ 83.9**
Domestic Operations	957.1	866.2	90.9
International Operations	154.8	161.8	(6.9)
Fiduciary Income	**77.9**	**62.8**	**15.1**
Domestic Operations	77.9	62.8	15.1
International Operations	/	/	/
Net Fee and Commission Income	**378.4**	**315.1**	**63.3**
Domestic Operations	308.8	257.0	51.7
International Operations	69.5	58.0	11.5
Net Trading Income	**33.4**	**43.8**	**(10.4)**
Domestic Operations	70.8	16.7	54.1
International Operations	(37.3)	27.1	(64.5)
Net Other Operating Income	**96.9**	**176.5**	**(79.5)**
Domestic Operations	(56.7)	11.9	(68.6)
International Operations	153.7	164.5	(10.8)
Gross Profits	¥ 1,698.8	¥ 1,626.4	¥ 72.4

Breakdown of Net Interest Income (MHCB and MHBK excluding Financial Subsidiaries for Corporate Revitalization)

Billions of yen, %

For the Fiscal Years ended March 31,	Average balance 2006	Average balance 2005	Average balance Change	Yield 2006	Yield 2005	Yield Change
Total						
Use of Funds	¥ 107,830.7	¥ 105,591.5	¥ 2,239.1	1.60%	1.30%	0.30 %
Loans and Bills Discounted	58,420.9	57,668.6	752.2	1.61	1.58	0.03
Securities	38,039.3	34,036.2	4,003.0	1.54	0.90	0.63
Source of Funds	110,678.4	109,216.4	1,462.0	0.61	0.38	0.22
Deposits and Debentures	85,596.8	84,158.4	1,438.3	0.38	0.23	0.14
Interest Margins	/	/	/	0.99	0.91	0.07
Loan and Deposit Margin	/	/	/	1.23	1.34	(0.11)
Domestic Operations						
Use of Funds	88,004.3	89,710.5	(1,706.1)	1.12	1.01	0.11
Loans and Bills Discounted	51,663.5	52,379.0	(715.4)	1.29	1.43	(0.13)
Securities	30,109.8	28,917.6	1,192.2	0.94	0.45	0.49
Source of Funds	91,611.2	93,485.4	(1,874.1)	0.10	0.12	(0.02)
Deposits and Debentures	74,694.4	75,117.9	(423.5)	0.08	0.10	(0.02)
Interest Margins	/	/	/	1.02	0.88	0.13
Loan and Deposit Margin	/	/	/	1.20	1.32	(0.11)
International Operations						
Use of Funds	20,771.1	16,904.3	3,866.8	3.57	2.74	0.82
Loans and Bills Discounted	6,757.3	5,289.6	1,467.7	4.09	3.04	1.05
Securities	7,929.4	5,118.6	2,810.7	3.79	3.47	0.32
Source of Funds	20,012.0	16,754.2	3,257.7	2.93	1.83	1.09
Deposits and Debentures	10,902.4	9,040.5	1,861.8	2.43	1.28	1.14
Interest Margins	/	/	/	0.63	0.90	(0.26)
Loan and Deposit Margin	/	/	/	1.66	1.75	(0.09)

Breakdown of Net Fee and Commission Income (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Net Fee and Commission Income	¥ 378.4	¥ 315.1	¥ 63.3
Fee and Commission Income	¥ 480.0	¥ 422.2	¥ 57.8
Deposits, Debentures and Lending Business	138.8	118.8	20.0
Remittance Business	116.3	113.9	2.4
Securities-related Business	61.5	43.7	17.8
Agency Business	29.3	29.9	(0.5)
Guarantee Business	25.8	20.9	4.9
Safe Custody and Safety Deposit Box Business	6.5	6.6	(0.1)
Fee and Commission Expenses	¥ 101.6	¥ 107.1	¥ (5.4)
Remittance Business	30.5	29.1	1.4

Breakdown of Net Other Operating Income (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Net Other Operating Income	¥ 96.9	¥ 176.5	¥ (79.5)
Total	¥ 96.9	¥ 176.5	¥ (79.5)
Profits on Foreign Exchange Transactions	219.4	156.0	63.4
Net Gains (Losses) related to Bonds	(104.1)	9.6	(113.8)
Domestic Operations	(56.7)	11.9	(68.6)
Net Losses related to Bonds	(57.7)	(4.5)	(53.2)
International Operations	153.7	164.5	(10.8)
Profits on Foreign Exchange Transactions	219.4	156.0	63.4
Net Gains (Losses) related to Bonds	(46.3)	14.2	(60.6)

Breakdown of General and Administrative Expenses (excluding Non-recurring Losses) (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Personnel Expenses	¥ 243.7	¥ 245.7	¥ (1.9)
Non-personnel Expenses	518.9	531.3	(12.3)
Miscellaneous Taxes	48.2	52.1	(3.8)
Total	¥ 810.9	¥ 829.1	¥ (18.1)

Breakdown of Net Non-Recurring Losses (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Net Gains related to Stocks	¥ 199.7	¥ 193.8	¥ 5.8
Gains on Sales	238.2	257.2	(18.9)
Losses on Sales	(6.3)	(13.1)	6.8
Losses on Devaluation	(28.5)	(47.6)	19.1
Provision for Reserve for Possible Losses on Investments	—	(2.9)	2.9
Gains (Losses) on Derivatives other than for Trading	(3.6)	0.3	(4.0)
Expenses related to Portfolio Problems	(115.4)	(456.6)	341.2
Other	(36.8)	108.6	(145.4)
Net Non-recurring Gains (Losses)	¥ 47.4	¥ (154.1)	¥ 201.6

(Reference) Breakdown of Credit-Related Costs (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Credit-related Costs	¥ (63.9)	¥ 61.2	¥ (125.2)
Credit Costs for Trust Accounts	1.4	2.7	(1.3)
Reversal of General Reserve for Possible Losses on Loans	(10.7)	(332.6)	321.8
Losses on Write-offs of Loans	36.9	163.6	(126.6)
Provision for (Reversal of) Specific Reserve for Possible Losses on Loans	(135.3)	160.3	(295.7)
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	(2.4)	(3.0)	0.6
Provision for Reserve for Contingencies	35.4	8.5	26.9
Other Losses on Sales of Loans	10.7	61.7	(50.9)

3. Aggregated Assets, Liabilities and Shareholders' Equity

Assets and Liabilities (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2006	2005	Change
Total Assets	**¥ 138,454.1**	**¥ 135,561.5**	**¥ 2,892.5**
Cash and Due from Banks	6,085.4	9,818.5	(3,733.0)
Call Loans	2,641.5	2,296.1	345.3
Securities	38,148.8	39,192.0	(1,043.1)
Loans and Bills Discounted	65,984.7	62,647.1	3,337.5
Total Liabilities	**132,815.9**	**127,996.5**	**4,819.3**
Deposits	84,253.0	83,336.2	916.7
Debentures	6,674.1	7,894.5	(1,220.4)
Call Money	7,676.8	6,603.6	1,073.1
Bills Sold	3,246.9	3,342.4	(95.5)
Total Shareholders' Equity	**5,638.2**	**7,565.0**	**(1,926.8)**
Net Unrealized Gains on Other Securities, net of Taxes	1,252.4	523.7	728.6

Balance of Housing and Consumer Loans (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2006	2005	Change
Housing and Consumer Loans	¥ 11,774.1	¥ 11,833.0	¥ (58.8)
Housing Loans for Owner's Residential Housing	*9,225.6*	*9,140.4*	*85.1*

Loans to Both Small and Medium-Sized Enterprises (SMEs) and Individual Customers (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, %

At March 31,	2006	2005	Change
Loans to Both SMEs and Individual Customers	¥ 39,531.7	¥ 37,307.8	¥ 2,223.8
Percentage of Loans to Both SMEs and Individual Customers, of Total Domestic Loans	65.1%	62.4%	2.6%

Notes: 1. Loans as of March 31, 2006 include loans to MHFG of ¥965.0 billion from MHCB (¥342.0 billion) and MHBK (¥623.0 billion).
2. Above figures do not include loans booked at overseas offices and offshore loans.
3. The definition of SMEs is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below. (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry)

Fair Value of Other Securities (the Three Banks) (Banking Accounts)

Billions of yen

At March 31, 2006	Acquisition cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*2 gains (losses)
Other Securities*1	¥ 29,824.5	¥ 31,882.6	¥ 2,484.8	¥ 426.6	¥ 2,058.1
Stocks	3,017.2	5,383.6	2,398.7	32.3	2,366.4
Bonds	20,216.0	19,956.0	1.1	261.1	(259.9)
Other	6,591.2	6,542.9	84.8	133.2	(48.3)

Billions of yen

At March 31, 2005	Acquisition cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized*2 gains (losses)
Other Securities*1	¥ 30,042.9	¥ 30,979.4	¥ 1,171.2	¥ 234.7	¥ 936.5
Stocks	3,077.1	4,127.9	1,115.4	64.5	1,050.8
Bonds	22,029.6	21,953.6	16.0	92.0	(75.9)
Other	4,936.2	4,897.8	39.7	78.1	(38.3)

Billions of yen

Change	Acquisition cost	Fair value	Gross unrealized Gains	Gross unrealized Losses	Net unrealized gains (losses)
Other Securities	¥ (218.4)	¥ 903.2	¥ 1,313.5	¥ 191.9	¥ 1,121.6
Stocks	(59.9)	1,255.6	1,283.3	(32.2)	1,315.6
Bonds	(1,813.5)	(1,997.5)	(14.8)	169.1	(184.0)
Other	1,655.0	1,645.1	45.1	55.0	(9.9)

*1 In addition to the balances shown in the above table, Other Securities includes securities which do not have readily determinable fair values.

*2 Net unrealized gains (losses) include ¥(51.6) billion and ¥54.0 billion recognized in the income statements of March 31, 2006 and 2005, respectively, by applying the fair-value hedge method and other. As a result, the base amount to be recorded directly to Shareholders' Equity after tax adjustments as of March 31, 2006 and 2005 were ¥2,109.8 billion and ¥882.4 billion, respectively.

(Reference)

Unrealized Gains (Losses) on Other Securities (the base amount to be recorded directly to Shareholders' Equity after tax adjustments)

For certain Other Securities (which have readily determinable fair values), unrealized gains (losses) were recognized in the income statement by applying the fair-value hedge method and other. They were excluded from unrealized gains (losses) on Other Securities. These adjusted unrealized gains (losses) were the base amount, which was to be recorded directly to Shareholders' Equity after tax adjustments.

The base amount was as follows:

Billions of yen

At March 31,	2006	2005	Change
Other Securities	¥ 2,109.8	¥ 882.4	¥ 1,227.3
Stocks	2,366.4	1,050.8	1,315.6
Bonds	(233.8)	(130.0)	(103.8)
Other	(22.7)	(38.3)	15.6

Status of Asset Quality

Loans and stocks of customers in need of revitalization/restructuring held by MHCB, MHBK and MHTB were transferred to their financial subsidiaries for corporate revitalization in July 2003.

MHCB, MHBK and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005, in consequence of the termination of the Corporate Revitalization Project.

○ Disposal of Non-performing Loans (NPLs) in the Fiscal Year ended March 31, 2006

Credit-related Costs resulted in reversal of reserves for possible losses of ¥53.2 billion due to the steady improvement of asset quality as a result of corporate business recovery and other factors.

Credit-related Costs in the aggregated figures of the Three Bank resulted in reversal of reserves for possible losses of ¥63.9 billion.

○ Outstanding Balance of NPLs

Status of Disclosed Claims

The Three Banks' aggregated figures of Disclosed Claims under the Financial Reconstruction Law (FRL) decreased by ¥442.8 billion from the end of the previous fiscal year to ¥1,052.8 billion. The classifications of those loans are shown in the table on page 88.

Of the total, Claims with Collection Risk or worse claims decreased by ¥529.2 billion to ¥486.1 billion as a result of measures for corporate revitalization and removal of NPLs from the balance sheet.

At the same time, Claims for Special Attention increased by ¥86.4 billion to ¥566.7 billion, mainly due to the improved classification of some portion of Claims with Collection Risk as a result of the steady progress in revitalization.

NPL Ratio

The aggregated NPL ratio for the Three Banks at the end of March 2006 decreased to 1.41%, coming under the 2% mark.

○ Treatment of NPLs

Centralized management of recovery and final disposal of NPLs by a specialized division facilitate continued efforts to revitalize corporations and collect debts through a disposal of collateral.

The division works to strengthen management and collection systems and realize efficient and expeditious disposals by utilizing schemes for corporate revitalization including transfer of business and M&A and bulk sales of NPLs.

Mizuho Saiken Kaishu Co., Ltd., a servicer of the group, mainly collects NPLs for the group banks and affiliated companies.

○ Activities in Corporate Revitalization

The group considers support for corporate revitalization to be an important mission for a financial institution. The group is doing its utmost to provide such support including verification of business plans of corporations tackling revitalization and provision of advice pertaining to reconstruction measures.

Since launching its Corporate Revitalization Project in July 2003, the group has made steady progress in the corporate reconstruction of its customers through corporate splits and transfer of operations, and improving customers' financial position by underwriting their preferred shares or using DES (Debt Equity Swaps). As a result, necessary measures were taken for each of the approximately 1,000 companies that were transferred to MHFG's financial subsidiaries for corporate revitalization, allowing the group to bring the project to an end one year ahead of the initial target period of within three years.

○ Results of Removal of NPLs from the Balance Sheet

The group has proceeded with through collection and final disposal of NPLs as well as improvement in the classification of claims through corporate revitalization.

The group has taken these measures actively to improve asset quality and removed ¥828.9 billion in NPLs in fiscal 2005. As a result, the removal ratio for NPLs amount categorized as problem assets before fiscal 2004 has exceeded approximately 90% as of the end of March in 2006, including the amount which was in the process of being removed from the balance sheet, so removal from the balance sheet is almost complete.

The group will steadily proceed with removal of NPLs.

○ Credit-Related Costs

Credit-Related Costs (Consolidated)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Credit-related Costs	¥ (53.2)	¥ 93.9	¥ (147.1)
Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans)	84.7	231.9	(147.2)
Losses on Write-offs of Loans	*37.1*	*161.4*	*(124.2)*
Reversal of Reserves for Possible Losses on Loans, etc.	(139.3)	(140.7)	1.3
Credit Costs for Trust Accounts	1.4	2.7	(1.3)

Credit-Related Costs (the Three Banks)

Billions of yen

For the Fiscal Years ended March 31,	2006	2005	Change
Credit-related Costs	¥ (63.9)	¥ 61.2	¥ (125.2)
Credit Costs for Trust Accounts	1.4	2.7	(1.3)
Reversal of General Reserve for Possible Losses on Loans	(10.7)	(332.6)	321.8
Losses on Write-offs of Loans	36.9	163.6	(126.6)
Provision for (Reversal of) Specific Reserve for Possible Losses on Loans	(135.3)	160.3	(295.7)
Reversal of Reserve for Possible Losses on Loans to Restructuring Countries	(2.4)	(3.0)	0.6
Provision for Reserve for Contingencies	35.4	8.5	26.9
Other Losses on Sales of Loans	10.7	61.7	(50.9)

○ Overview of Disclosure of NPLs at March 31, 2006 (the Three Banks) (Banking Accounts)

Billions of yen

1. Self-Assessment

Obligor \ Categorization	Non-Categorization	Category II	Category III	Category IV (Non-Collateralized)
Bankrupt and Substantially Bankrupt Obligors 130.8	130.8 (Collateral, Guarantees, etc.: 117.0; Reserve for Possible Losses: 13.8)		**Reserve Ratio 100%**	**Direct Write-offs**
Intensive Control Obligors 355.2	311.8 (Collateral, Guarantees, etc.: 194.6; Reserve for Possible Losses: 117.2)		43.4 **Reserve Ratio 72.9%**	
Watch Obligors: Claims for Special Attention 566.6 (Special Attention Obligors)	**Reserve Ratio against Uncovered Portion 33.9%** (Collateral, Guarantees, etc.: 200.1; Reserve for Possible Losses: 124.5)			
Watch Obligors: Other Watch Obligors				
Normal Obligors				
Total 74,190.4				

Claims against Special Attention Obligors (Note 1)
- Coverage Ratio: 59.5%
- Reserve Ratio for Uncovered Portion: 34.3%
- Reserve Ratio against Entire Claim: 21.1%

Reserve Ratio against Total Claims
- Other Watch Obligors: 11.35%
- Normal Obligors: 0.11%

2. Disclosed Claims under the FRL

Disclosed Claims under the FRL	
Claims against Bankrupt and Substantially Bankrupt Obligors 130.8	**Coverage Ratio 100%**
Claims with Collection Risk 355.2	**Coverage Ratio 87.7%**
Claims for Special Attention 566.6	**Coverage Ratio 57.2%**
Total Coverage Ratio 72.8%	
Total 1,052.8	

3. Non-Accrual, Past Due & Restructured Loans

Non-Accrual, Past Due & Restructured Loans
Loans to Bankrupt Obligors 28.7
Non-Accrual Delinquent Loans 432.5
25.1 (Note 2)
Loans Past Due for 3 Months or More 13.9
Restructured Loans 552.3
Total 1,027.6

Notes: 1. Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to claims for Special Attention.
2. The difference between total Non-Accrual, Past Due and Restructured Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

○ Status of Disclosed Claims under the Financial Reconstruction Law (FRL)

Disclosed Claims under the FRL (Consolidated)

(Consolidated)

Billions of yen

At March 31,	2006	2005	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 156.9	¥ 251.6	¥ (94.6)
Claims with Collection Risk	362.9	859.0	(496.1)
Claims for Special Attention	567.7	476.5	91.1
Total	**¥ 1,087.5**	**¥ 1,587.1**	**¥ (499.5)**

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2006	2005	Change
Amount of Partial Direct Write-offs	¥ 805.2	¥ 1,042.5	¥ (237.2)

(Trust Accounts)

Billions of yen

At March 31,	2006	2005	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ —	¥ 2.8	¥ (2.8)
Claims with Collection Risk	—	1.5	(1.5)
Claims for Special Attention	0.0	5.3	(5.3)
Total	**¥ 0.0**	**¥ 9.6**	**¥ (9.6)**

(Consolidated and Trust Accounts)

Billions of yen

At March 31,	2006	2005	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 156.9	¥ 254.4	¥ (97.4)
Claims with Collection Risk	362.9	860.5	(497.6)
Claims for Special Attention	567.7	481.8	85.8
Total	**¥ 1,087.6**	**¥ 1,596.8**	**¥ (509.2)**

Disclosed Claims under the FRL (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2006	2005	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	¥ 130.8	¥ 209.5	¥ (78.6)
Claims with Collection Risk	355.2	805.8	(450.5)
Claims for Special Attention	566.7	480.2	86.4
Subtotal	**1,052.8**	**1,495.6**	**(442.8)**
Normal Claims	73,236.0	67,600.3	5,635.6
Total	¥ 74,288.8	¥ 69,095.9	¥ 5,192.8

Notes: 1. Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
2. Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans of 3.2 billion and 4.0 billion for March 31, 2006 and 2005, respectively, are not included in the above figures for Trust Accounts.

Billions of yen

	2006	2005	Change
Amount of Partial Direct Write-offs	¥ 725.0	¥ 865.4	¥ (140.4)

Ratio of Disclosed Claims under the FRL (the Three Banks) (Banking Accounts and Trust Accounts)

%

At March 31,	2006	2005	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	0.17%	0.30%	(0.12)%
Claims with Collection Risk	0.47	1.16	(0.68)
Claims for Special Attention	0.76	0.69	0.06
Subtotal	**1.41**	**2.16**	**(0.74)**
Normal Claims	98.58	97.83	0.74
Total	100.00%	100.00%	/

Note: Above figures are presented net of partial direct write-offs.

Disclosed Claims under the FRL and Coverage Amount (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2006	2005	Change
Claims against Bankrupt and Substantially Bankrupt Obligors	**¥ 130.8**	**¥ 206.7**	**¥ (75.8)**
Collateral, Guarantees, and equivalent	117.0	185.4	(68.3)
Reserves for Possible Losses	13.8	21.2	(7.4)
Claims with Collection Risk	**355.2**	**804.2**	**(449.0)**
Collateral, Guarantees, and equivalent	194.6	313.0	(118.4)
Reserves for Possible Losses	117.2	370.4	(253.2)
Claims for Special Attention	**566.6**	**474.9**	**91.7**
Collateral, Guarantees, and equivalent	200.1	152.6	47.5
Reserves for Possible Losses	124.5	95.9	28.6
Total	¥ 1,052.8	¥ 1,485.9	¥ (433.1)
Collateral, Guarantees, and equivalent	511.7	651.0	(139.2)
Reserves for Possible Losses	255.6	487.6	(232.0)

Note: Above figures are presented net of partial direct write-offs.

Coverage on Disclosed Claims under the FRL (the Three Banks) (Banking Accounts)

Billions of yen, %

At March 31,	2006	2005	Change
Coverage Amount	¥ 767.3	¥ 1,138.7	¥ (371.3)
Reserves for Possible Losses	255.6	487.6	(232.0)
Collateral, Guarantees, and equivalent	511.7	651.0	(139.2)
Coverage Ratio	72.8%	76.6%	(3.7)%
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	100.0	—
Claims with Collection Risk	87.7	84.9	2.7
Claims for Special Attention	57.2	52.3	4.9
(Claims against Special Attention Obligors)	59.5	54.0	5.5
Reserve Ratio against Non-collateralized Claims			
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0%	100.0%	—%
Claims with Collection Risk	72.9	75.4	(2.4)
Claims for Special Attention	33.9	29.7	4.2
(Claims against Special Attention Obligors)	34.3	31.9	2.4
(Reference) Reserve Ratio			
Claims against Special Attention Obligors	21.11%	21.56%	(0.44)%
Claims against Watch Obligors excluding Claims against Special Attention Obligors	11.35	8.28	3.06
Claims against Normal Obligors	0.11	0.11	0.00

Note: Above figures are presented net of partial direct write-offs.

○ Status of Non-Accrual, Past Due & Restructured Loans (Consolidated)

(Consolidated)

Non-Accrual, Past Due & Restructured Loans

Billions of yen

At March 31,	2006	2005	Change
Loans to Bankrupt Obligors	¥ 32.8	¥ 89.7	¥ (56.9)
Non-Accrual Delinquent Loans	454.7	971.8	(517.1)
Loans Past Due for Three Months or More	13.9	27.7	(13.7)
Restructured Loans	553.3	448.5	104.8
Total	**¥ 1,054.9**	**¥ 1,537.9**	**¥ (483.0)**

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2006	2005	Change
Amount of Partial Direct Write-offs	¥ 782.7	¥ 1,015.4	¥ (232.6)

Ratio to Total Loans

%

At March 31,	2006	2005	Change
Loans to Bankrupt Obligors	0.05%	0.14%	(0.09)%
Non-Accrual Delinquent Loans	0.69	1.54	(0.84)
Loans Past Due for Three Months or More	0.02	0.04	(0.02)
Restructured Loans	0.84	0.71	0.13
Non-Accrual, Past Due & Restructured Loans / Total Loans	**1.61%**	**2.44%**	**(0.83)%**

Note: Above figures are presented net of partial direct write-offs.

Reserves for Possible Losses on Loans

Billions of yen

At March 31,	2006	2005	Change
Reserves for Possible Losses on Loans	¥ 814.1	¥ 1,146.7	¥ (332.6)
General Reserve for Possible Losses on Loans	615.7	637.3	(21.5)
Specific Reserve for Possible Losses on Loans	194.9	503.9	(309.0)
Reserve for Possible Losses on Loans to Restructuring Countries	3.4	5.5	(2.0)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2006	2005	Change
Amount of Partial Direct Write-offs	¥ 805.6	¥ 1,042.7	¥ (237.1)

Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

%

At March 31,	2006	2005	Change
After Partial Direct Write-offs	77.18%	74.56%	2.61%

Note: Reserve Ratio = Reserves for Possible Losses on Loans / Total Non-Accrual, Past Due & Restructured Loans.

(Trust Accounts)

Non-Accrual, Past Due & Restructured Loans

Billions of yen

At March 31,	2006	2005	Change
Loans to Bankrupt Obligors	¥ —	¥ 1.2	¥ (1.2)
Non-Accrual Delinquent Loans	—	3.2	(3.2)
Loans Past Due for Three Months or More	—	0.0	(0.0)
Restructured Loans	0.0	5.1	(5.0)
Total	**¥ 0.0**	**¥ 9.6**	**¥ (9.6)**

Ratio to Total Loans

%

At March 31,	2006	2005	Change
Loans to Bankrupt Obligors	—%	0.29%	(0.29)%
Non-Accrual Delinquent Loans	—	0.73	(0.73)
Loans Past Due for Three Months or More	—	0.02	(0.02)
Restructured Loans	0.03	1.18	(1.14)
Non-Accrual, Past Due & Restructured Loans / Total Loans	**0.03%**	**2.23%**	**(2.19)%**

(Consolidated and Trust Accounts)

Non-Accrual, Past Due & Restructured Loans

Billions of yen

At March 31,	2006	2005	Change
Loans to Bankrupt Obligors	¥ 32.8	¥ 91.0	¥ (58.1)
Non-Accrual Delinquent Loans	454.7	975.1	(520.3)
Loans Past Due for Three Months or More	13.9	27.8	(13.8)
Restructured Loans	553.4	453.6	99.7
Total	**¥ 1,054.9**	**¥ 1,547.6**	**¥ (492.6)**

Note: Above figures are presented net of partial direct write-offs.

Ratio to Total Loans

%

At March 31,	2006	2005	Change
Loans to Bankrupt Obligors	0.05%	0.14%	(0.09)%
Non-Accrual Delinquent Loans	0.69	1.53	(0.84)
Loans Past Due for Three Months or More	0.02	0.04	(0.02)
Restructured Loans	0.84	0.71	0.12
Non-Accrual, Past Due & Restructured Loans / Total Loans	**1.61%**	**2.44%**	**(0.83)%**

Note: Above figures are presented net of partial direct write-offs.

○ Status of Non-Accrual, Past Due & Restructured Loans (the Three Banks)

(Banking Accounts and Trust Accounts)

Non-Accrual, Past Due & Restructured Loans

Billions of yen

At March 31,	2006	2005	Change
Loans to Bankrupt Obligors	¥ 28.7	¥ 85.3	¥ (56.5)
Non-Accrual Delinquent Loans	432.5	895.3	(462.8)
Loans Past Due for Three Months or More	13.9	27.8	(13.8)
Restructured Loans	552.3	452.1	100.2
Total	**¥ 1,027.6**	**¥ 1,460.6**	**¥ (432.9)**

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2006	2005	Change
Amount of Partial Direct Write-offs	¥ 703.5	¥ 840.1	¥ (136.6)

Ratio to Total Loans

%

At March 31,	2006	2005	Change
Loans to Bankrupt Obligors	0.04%	0.13%	(0.09)%
Non-Accrual Delinquent Loans	0.65	1.41	(0.76)
Loans Past Due for Three Months or More	0.02	0.04	(0.02)
Restructured Loans	0.83	0.71	0.11
Non-Accrual, Past Due & Restructured Loans / Total Loans	**1.55%**	**2.31%**	**(0.76)%**

Note: Above figures are presented net of partial direct write-offs.

Reserves for Possible Losses on Loans

Billions of yen

At March 31,	2006	2005	Change
Reserves for Possible Losses on Loans	**¥ 703.7**	**¥ 980.6**	**¥ (276.8)**
General Reserve for Possible Losses on Loans	568.2	579.4	(11.2)
Specific Reserve for Possible Losses on Loans	132.0	395.6	(263.6)
Reserve for Possible Losses on Loans to Restructuring Countries	3.4	5.5	(2.0)

Note: Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Billions of yen

	2006	2005	Change
Amount of Partial Direct Write-offs	¥ 725.1	¥ 865.6	¥ (140.4)

Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

%

At March 31,	2006	2005	Change
After Partial Direct Write-offs	68.48%	67.58%	0.89%

Note: Reserve Ratio = Reserves for Possible Losses on Loans / Total Non-Accrual, Past Due & Restructured Loans.

○ Status of Loans by Industry

Outstanding Balances by Industry (Consolidated)

Billions of yen, %

At March 31,	2006 Outstanding Balance	2006 Composition	2005 Outstanding Balance	2005 Composition	Change Outstanding Balance	Change Composition
Domestic Total (excluding Loans Booked Offshore)	**¥ 58,465.2**	**100.00%**	**¥ 58,265.6**	**100.00%**	**¥ 199.6**	**/**
Manufacturing	7,364.0	12.60	7,511.0	12.89	(146.9)	(0.29)%
Agriculture	41.6	0.07	44.2	0.08	(2.6)	(0.01)
Forestry	1.1	0.00	1.3	0.00	(0.1)	0.00
Fishery	4.2	0.01	6.0	0.01	(1.8)	0.00
Mining	131.9	0.23	136.8	0.24	(4.8)	(0.01)
Construction	1,465.9	2.51	1,621.7	2.78	(155.7)	(0.27)
Utilities	949.0	1.62	988.3	1.70	(39.2)	(0.08)
Communication	775.2	1.33	884.0	1.52	(108.8)	(0.19)
Transportation	2,903.2	4.97	2,966.1	5.09	(62.8)	(0.12)
Wholesale & Retail	6,426.3	10.99	6,909.0	11.86	(482.6)	(0.87)
Finance & Insurance	6,760.6	11.56	6,457.3	11.08	303.3	0.48
Real Estate	6,989.0	11.95	6,585.8	11.30	403.1	0.65
Service Industries	10,388.6	17.77	9,889.1	16.97	499.5	0.80
Local Government	540.2	0.92	430.2	0.74	109.9	0.18
Other	13,723.8	23.47	13,834.3	23.74	(110.4)	(0.27)
Overseas Total (including Loans Booked Offshore)	**6,943.3**	**100.00**	**4,651.6**	**100.00**	**2,291.7**	**/**
Governments	250.5	3.61	157.7	3.39	92.8	0.22
Financial Institutions	1,379.5	19.87	642.8	13.82	736.7	6.05
Other	5,313.2	76.52	3,851.0	82.79	1,462.1	(6.27)
Total	**¥ 65,408.6**	**/**	**¥ 62,917.3**	**/**	**¥ 2,491.3**	**/**

Note: Domestic Total = MHFG and its domestic consolidated subsidiaries (excluding their overseas offices).
Overseas Total = Overseas offices of MHFG's domestic consolidated subsidiaries and MHFG's overseas consolidated subsidiaries.

Outstanding Balances by Industry (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, %

At March 31,	2006 Outstanding Balance	2006 Composition	2005 Outstanding Balance	2005 Composition	Change Outstanding Balance	Change Composition
Domestic Total (excluding Loans Booked Offshore)	**¥ 60,685.2**	**100.00%**	**¥ 59,700.4**	**100.00%**	**¥ 984.8**	**/**
Manufacturing	7,389.2	12.18	7,550.7	12.65	(161.5)	(0.47)%
Agriculture	41.6	0.07	44.2	0.07	(2.6)	0.00
Forestry	1.1	0.00	1.3	0.00	(0.1)	0.00
Fishery	4.2	0.01	6.0	0.01	(1.8)	0.00
Mining	131.9	0.22	138.1	0.23	(6.2)	(0.01)
Construction	1,472.7	2.43	1,646.9	2.76	(174.2)	(0.33)
Utilities	949.1	1.56	1,057.2	1.77	(108.1)	(0.21)
Communication	779.3	1.28	892.2	1.50	(112.9)	(0.22)
Transportation	2,967.7	4.89	3,027.1	5.07	(59.3)	(0.18)
Wholesale & Retail	6,441.8	10.61	6,929.1	11.61	(487.3)	(1.00)
Finance & Insurance	8,136.2	13.41	6,982.9	11.70	1,153.2	1.71
Real Estate	7,059.4	11.63	6,598.2	11.05	461.2	0.58
Service Industries	10,399.3	17.14	9,945.3	16.66	454.0	0.48
Local Government	587.7	0.97	478.5	0.80	109.1	0.17
Other	14,323.5	23.60	14,401.9	24.12	(78.3)	(0.52)
Overseas Total (including Loans Booked Offshore)	**6,302.3**	**100.00**	**4,192.9**	**100.00**	**2,109.3**	**/**
Governments	247.7	3.93	154.8	3.69	92.8	0.24
Financial Institutions	1,281.3	20.33	632.2	15.08	649.1	5.25
Other	4,773.2	75.74	3,405.8	81.23	1,367.3	(5.49)
Total	**¥ 66,987.5**	**/**	**¥ 63,893.4**	**/**	**¥ 3,094.1**	**/**

Note: Loans to Finance & Insurance sector as of March 31, 2006 include loans to MHFG of ¥965.0 billion from MHCB (¥342.0 billion) and MHBK (¥623.0 billion).

Disclosed Claims under the FRL by Industry and Coverage Ratio (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, %

At March 31,	2006		2005		Change	
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	¥ 1,002.3	73.0%	¥ 1,425.8	77.3%	¥ (423.5)	(4.3)%
Manufacturing	95.3	73.7	116.2	78.7	(20.9)	(4.9)
Agriculture	0.4	85.3	0.7	93.0	(0.2)	(7.6)
Forestry	0.0	100.0	—	—	0.0	100.0
Fishery	0.0	72.3	0.0	100.0	0.0	(27.6)
Mining	0.0	100.0	—	—	0.0	100.0
Construction	46.7	73.4	97.5	82.2	(50.7)	(8.7)
Utilities	0.1	100.0	1.0	100.0	(0.8)	—
Communication	6.0	70.1	11.8	68.4	(5.7)	1.7
Transportation	217.9	67.4	76.8	68.5	141.1	(1.1)
Wholesale & Retail	177.8	61.4	335.1	69.1	(157.3)	(7.6)
Finance & Insurance	4.9	55.6	8.3	76.1	(3.3)	(20.5)
Real Estate	176.0	85.9	294.7	85.7	(118.7)	0.1
Service Industries	129.7	63.8	275.9	68.9	(146.2)	(5.0)
Local Government	—	—	—	—	—	—
Other	147.1	88.2	207.5	90.5	(60.3)	(2.3)
Overseas Total (including Loans Booked Offshore)	50.4	69.7	69.7	61.8	(19.2)	7.9
Governments	2.9	17.5	10.5	24.4	(7.5)	(6.8)
Financial Institutions	7.5	93.4	0.6	100.0	6.9	(6.5)
Other	39.9	69.1	58.5	68.0	(18.6)	1.0
Total	¥ 1,052.8	72.8%	¥ 1,495.6	76.6%	¥ (442.8)	(3.7)%

Non-Accrual, Past Due and Restructured Loans by Industry (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2006	2005	Change
Domestic Total (excluding Loans Booked Offshore)	¥ 981.9	¥ 1,396.0	¥ (414.0)
Manufacturing	91.9	113.4	(21.5)
Agriculture	0.4	0.7	(0.2)
Forestry	0.0	—	0.0
Fishery	0.0	—	0.0
Mining	0.0	—	0.0
Construction	46.0	92.0	(46.0)
Utilities	0.1	0.3	(0.1)
Communication	6.0	11.7	(5.7)
Transportation	217.7	76.0	141.7
Wholesale & Retail	176.6	331.9	(155.3)
Finance & Insurance	4.9	8.3	(3.3)
Real Estate	174.7	291.8	(117.0)
Service Industries	128.8	274.8	(145.9)
Local Government	—	—	—
Other	134.4	194.6	(60.2)
Overseas Total (including Loans Booked Offshore)	45.7	64.6	(18.9)
Governments	2.9	10.5	(7.5)
Financial Institutions	6.7	—	6.7
Other	35.9	54.1	(18.1)
Total	¥ 1,027.6	¥ 1,460.6	¥ (432.9)

○ Status of Loans by Nationality of Borrowers

Loans to Foreign Governments, and equivalent, by Country (Consolidated)

Billions of yen, %

At March 31,	2006
Indonesia	¥ 25.2
Others (5 Countries)	0.0
Total	¥ 25.3
Ratio to Total Assets	0.01%

Billions of yen, %

At March 31,	2005
Indonesia	¥ 41.1
Others (5 Countries)	0.3
Total	¥ 41.4
Ratio to Total Assets	0.02%

Note: Listed are loans to the government and related agents in restructuring countries for which Reserves for Possible Losses on Loans to Restructuring Countries are accounted as stipulated under the Japanese Institute of Certified Public Accountants (JICPA) Banking Audit Committee Report No. 4.

Balance of Loans to Restructuring Countries (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen, Number of countries

At March 31,	2006	2005	Change
Loan Amount	¥ 33.8	¥ 51.4	¥ (17.5)
Number of Restructuring Countries	5	6	(1)

Notes: 1. Loans are subject to Reserve for Possible Losses on Loans to Restructuring Countries under JICPA Banking Audit Commitee Report No. 4.

2."Number of Restructuring Countries" indicates the number of countries whose loans are subject to the above Reserve and are accounted for on the balance sheets of the Three Banks.

Outstanding Balances and Non-Accrual, Past Due and Restructured Loans by Nationality of Borrowers (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	2006		2005		Change	
At March 31,	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	¥ 1,872.6	¥ 14.4	¥ 1,335.8	¥ 26.0	¥ 536.8	¥ (11.5)
China	348.5	2.3	268.9	0.4	79.5	1.8
Thailand	273.2	1.6	211.6	4.8	61.5	(3.2)
Hong Kong	323.1	1.4	204.0	2.3	119.1	(0.9)
Central and South America	1,156.9	0.7	903.8	2.9	253.1	(2.1)
North America	1,894.6	36.1	1,544.7	38.6	349.9	(2.4)
Eastern Europe	29.1	—	39.4	—	(10.2)	—
Western Europe	1,836.2	8.9	933.0	7.5	903.1	1.4
Other	550.4	1.3	401.9	26.5	148.4	(25.2)
Total	¥ 7,340.1	¥ 61.6	¥ 5,158.9	¥ 101.7	¥ 2,181.2	¥ (40.0)

○ Results of Removal of NPLs from the Balance Sheet

Outstanding Balances of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL) (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Before September 30, 2002	At March 31, 2003	At September 30, 2003	At March 31, 2004	At September 30, 2004	At March 31, 2005	At September 30, 2005 (a)	At March 31, 2006 (b)	Change (b)-(a)
Amount Categorized as below before September 30, 2002	¥ 6,630.3	¥ 1,070.7	¥ 773.6	¥ 429.7	¥ 302.6	¥ 122.2	¥ 83.5	¥ 49.7	¥ (33.7)
of which the amount in the process of being removed from the balance sheet	*751.8*	*399.8*	*323.8*	*194.2*	*137.2*	*65.7*	*44.1*	*16.3*	*(27.7)*
Claims against Bankrupt and Substantially Bankrupt Obligors	1,994.3	526.0	420.6	236.9	172.8	71.3	45.6	18.2	(27.3)
Claims with Collection Risk	4,636.0	544.7	353.0	192.7	129.7	50.8	37.9	31.5	(6.4)
Amount Newly Categorized as below during the Second Half of Fiscal 2002		809.5	603.5	321.0	187.8	49.0	38.8	24.6	(14.1)
of which the amount in the process of being removed from the balance sheet		*57.0*	*74.0*	*45.2*	*32.6*	*15.9*	*14.2*	*5.6*	*(8.5)*
Claims against Bankrupt and Substantially Bankrupt Obligors		89.1	82.1	83.4	62.9	30.8	25.1	16.1	(9.0)
Claims with Collection Risk		720.3	521.4	237.6	124.9	18.1	13.7	8.5	(5.1)
Amount Newly Categorized as below during the First Half of Fiscal 2003			390.3	192.0	95.3	37.0	18.1	11.4	(6.6)
of which the amount in the process of being removed from the balance sheet			*40.9*	*23.4*	*20.8*	*11.3*	*5.8*	*2.9*	*(2.8)*
Claims against Bankrupt and Substantially Bankrupt Obligors			45.7	28.1	23.5	9.5	6.3	3.0	(3.3)
Claims with Collection Risk			344.5	163.9	71.8	27.4	11.7	8.4	(3.3)
Amount Newly Categorized as below during the Second Half of Fiscal 2003				525.9	161.1	60.4	28.6	17.3	(11.2)
of which the amount in the process of being removed from the balance sheet				*83.7*	*62.7*	*25.8*	*10.5*	*4.0*	*(6.4)*
Claims against Bankrupt and Substantially Bankrupt Obligors				87.3	75.1	31.2	13.1	5.6	(7.4)
Claims with Collection Risk				438.5	86.0	29.1	15.4	11.6	(3.7)
Amount Newly Categorized as below during the First Half of Fiscal 2004					515.7	72.3	46.3	35.5	(10.8)
of which the amount in the process of being removed from the balance sheet					*39.9*	*25.6*	*17.6*	*14.9*	*(2.7)*
Claims against Bankrupt and Substantially Bankrupt Obligors					65.8	26.3	20.8	17.5	(3.3)
Claims with Collection Risk					449.9	46.0	25.5	17.9	(7.5)
Amount Newly Categorized as below during the Second Half of Fiscal 2004						674.1	499.7	114.8	(384.9)
of which the amount in the process of being removed from the balance sheet						*24.1*	*22.6*	*13.9*	*(8.6)*
Claims against Bankrupt and Substantially Bankrupt Obligors						40.1	22.8	38.2	15.3
Claims with Collection Risk						634.0	476.8	76.6	(400.2)
Amount Newly Categorized as below during the First Half of Fiscal 2005							148.9	81.6	(67.2)
of which the amount in the process of being removed from the balance sheet							*23.0*	*12.1*	*(10.9)*
Claims against Bankrupt and Substantially Bankrupt Obligors							27.5	15.8	(11.7)
Claims with Collection Risk							121.4	65.8	(55.5)
Amount Newly Categorized as below during the Second Half of Fiscal 2005								150.8	150.8
of which the amount in the process of being removed from the balance sheet								*14.4*	*14.4*
Claims against Bankrupt and Substantially Bankrupt Obligors								16.2	16.2
Claims with Collection Risk								134.5	134.5
Total	/	¥ 1,880.2	¥ 1,767.6	¥ 1,468.7	¥ 1,262.8	¥ 1,015.3	¥ 864.2	¥ 486.1	¥ (378.0)
of which the amount in the process of being removed from the balance sheet	/	*456.9*	*438.8*	*346.6*	*293.4*	*168.7*	*138.0*	*84.4*	*(53.6)*
Claims against Bankrupt and Substantially Bankrupt Obligors	/	615.1	548.6	435.9	400.2	209.5	161.4	130.8	(30.6)
Claims with Collection Risk	/	1,265.0	1,218.9	1,032.8	862.5	805.8	702.7	355.2	(347.4)

Progress in Removal from the Balance Sheet (Accumulated Removal Amount and Removal Ratio) (the Three Banks) (Banking Accounts and Trust Accounts)

	Amount Newly Categolized	Balance at March 31, 2006	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio
	Billions of yen			%	
As of September 30, 2002	¥ 6,630.3	¥ 49.7	¥ 6,580.6	99.2%	99.4%
Second Half of Fiscal 2002	809.5	24.6	784.8	96.9	97.6
First Half of Fiscal 2003	390.3	11.4	378.8	97.0	97.8
Second Half of Fiscal 2003	525.9	17.3	508.5	96.7	97.4
First Half of Fiscal 2004	515.7	35.5	480.2	93.1	96.0
Second Half of Fiscal 2004	674.1	114.8	559.3	82.9	85.0
First Half of Fiscal 2005	148.9	81.6	67.2	45.1	53.3
Second Half of Fiscal 2005	150.8	150.8	/	/	/
Total	¥ 9,845.8	¥ 486.1	¥ 9,359.7	/	/

Note: Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

Breakdown of Reasons for Removal from the Balance Sheet (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Newly Categorized as Claims against Bankrupt and Substantially Bankrupt Obligors or Claims with Collection Risk							Amount Removed from BS in the Second Half of Fiscal 2005
	Accumulated as of September 30, 2002	Second Half of Fiscal 2002	First Half of Fiscal 2003	Second Half of Fiscal 2003	First Half of Fiscal 2004	Second Half of Fiscal 2004	First Half of Fiscal 2005	
Liquidation	¥ (31.8)	¥ (1.3)	¥ (0.8)	¥ (4.4)	¥ (1.6)	¥ (0.5)	¥ (0.0)	¥ (40.7)
Restructuring	(10.3)	(24.3)	(0.2)	(7.7)	(0.4)	(0.4)	(12.3)	(55.8)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	(3.1)	(3.1)
Loan Sales	(17.9)	(0.9)	(3.9)	(3.6)	(8.2)	(9.9)	(2.9)	(47.6)
Direct Write-off	61.7	26.1	2.1	18.2	9.4	(69.1)	(2.6)	45.8
Other	(35.2)	(13.7)	(3.8)	(13.7)	(9.9)	(304.8)	(46.1)	(427.3)
Debt Recovery	(33.6)	(11.5)	(2.8)	(12.4)	(7.1)	(114.3)	(35.0)	(217.0)
Improvement in Business Performance	(1.6)	(2.2)	(0.9)	(1.2)	(2.7)	(190.4)	(11.0)	(210.2)
Total	¥ (33.7)	¥ (14.1)	¥ (6.6)	¥ (11.2)	¥ (10.8)	¥ (384.9)	¥ (67.2)	¥ (528.9)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

	Breakdown of Amount Removed							Accumulated Amount Removed from BS from Second Half of Fiscal 2000
	Before March 31, 2003*	First Half of Fiscal 2003	Second Half of Fiscal 2003	First Half of Fiscal 2004	Second Half of Fiscal 2004	First Half of Fiscal 2005	Second Half of Fiscal 2005	
Liquidation	¥ (962.2)	¥ (20.6)	¥ (129.5)	¥ (27.3)	¥ (160.3)	¥ (28.5)	¥ (40.7)	¥ (1,369.4)
Restructuring	(994.5)	(46.4)	(320.8)	(139.5)	(98.6)	(12.5)	(55.8)	(1,668.4)
Improvement in Business Performance due to Restructuring	(121.2)	(6.4)	(43.9)	(0.5)	(2.9)	(1.0)	(3.1)	(179.4)
Loan Sales	(2,637.6)	(116.0)	(411.9)	(254.1)	(502.5)	(153.2)	(47.6)	(4,123.3)
Direct Write-off	1,761.8	19.3	519.6	128.6	363.0	99.2	45.8	2,937.6
Other	(2,605.8)	(332.6)	(438.1)	(428.7)	(520.0)	(203.8)	(427.3)	(4,956.6)
Debt Recovery	/	(224.2)	(313.7)	(160.7)	(291.4)	(148.5)	(217.0)	/
Improvement in Business Performance	/	(108.3)	(124.4)	(267.9)	(228.6)	(55.2)	(210.2)	/
Total	¥ (5,559.7)	¥ (502.9)	¥ (824.7)	¥ (721.7)	¥ (921.6)	¥ (300.0)	¥ (528.9)	¥ (9,359.7)

* From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2002.

Write-Offs of Loans (the Three Banks) (Banking Accounts)

Billions of yen

At March 31,	2006	2005	Change
Write-offs of Loans	¥ 36.9	¥ 163.6	¥ (126.6)

Principal Amounts of NPLs Sold (the Three Banks) (Banking Accounts and Trust Accounts)

Billions of yen

At March 31,	2006	2005	Change
Principal Amounts of NPLs Sold	¥ 231.0	¥ 831.4	¥ (600.3)
Sales of Loans to RCC	15.1	42.7	(27.5)
Other Sales	215.9	788.7	(572.8)

Note: RCC is the abbreviation for the Resolution and Collection Corporation.

Debt Forgiveness (the Three Banks) (Banking Accounts and Trust Accounts)

Number of cases, Billions of yen

At March 31,	2006	2005	Change
Number of Cases of Debt Forgiveness	15	15	—
Book Value	¥ 32.6	¥ 132.7	¥ (100.1)

Note: The above figures do not include debt forgiveness following legal bankruptcy procedures.

Financial Data of Mizuho Financial Group, Inc. *[Under Japanese GAAP]*

Report of Independent Auditors	100
Consolidated Financial Statements	101
Notes to Consolidated Financial Statements	106

Report of Independent Auditors



The Board of Directors
Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and consolidated subsidiaries (the "Company") as of March 31, 2006 and 2005, and the related consolidated income statements, consolidated statements of shareholders' equity and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and consolidated subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon

Ernst & Young ShinNihon

June 27, 2006

Consolidated Financial Statements

Consolidated Balance Sheets

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Assets			
Cash and Due from Banks (Notes 12, 33 and 38)	¥ 5,016,216	¥ 6,808,965	$ 42,702,105
Call Loans and Bills Purchased	938,435	397,507	7,988,727
Receivables under Resale Agreements	5,976,043	5,004,683	50,872,931
Guarantee Deposits Paid under Securities Borrowing Transactions	8,643,570	8,680,334	73,581,085
Other Debt Purchased (Note 38)	2,476,132	1,007,826	21,078,852
Trading Assets (Notes 4, 12 and 38)	10,007,149	11,047,601	85,188,983
Money Held in Trust (Note 38)	49,898	28,679	424,772
Securities (Notes 5, 12 and 38)	37,702,957	36,047,035	320,958,179
Loans and Bills Discounted (Notes 6 and 12)	65,408,672	62,917,336	556,811,715
Foreign Exchange Assets (Notes 7 and 12)	809,205	716,907	6,888,612
Other Assets (Notes 8 and 12)	6,463,242	5,577,985	55,020,371
Premises and Equipment (Notes 9, 12 and 24)	955,888	1,028,082	8,137,301
Deferred Debenture Charges (Note 10)	267	303	2,281
Deferred Tax Assets (Note 35)	423,572	1,036,907	3,605,790
Customers' Liabilities for Acceptances and Guarantees (Note 23)	5,556,929	3,928,176	47,305,095
Reserves for Possible Losses on Loans (Note 11)	(814,178)	(1,146,797)	(6,930,949)
Reserve for Possible Losses on Investments	(1,208)	(5,300)	(10,292)
Total Assets	**¥ 149,612,794**	**¥ 143,076,236**	**$ 1,273,625,558**
Liabilities, Minority Interests and Shareholders' Equity			
Liabilities			
Deposits (Notes 12 and 13)	¥ 82,367,125	¥ 80,368,058	$ 701,175,838
Debentures (Note 14)	6,606,305	7,795,073	56,238,234
Call Money and Bills Sold (Notes 12 and 15)	9,466,054	8,359,912	80,582,737
Payables under Repurchase Agreements (Note 12)	10,079,585	8,357,544	85,805,614
Guarantee Deposits Received under Securities Lending Transactions (Note 12)	7,301,540	7,635,035	62,156,638
Commercial Paper (Note 16)	50,000	1,397,200	425,641
Trading Liabilities (Note 4)	7,880,634	7,942,784	67,086,362
Borrowed Money (Notes 12 and 17)	2,768,811	2,634,433	23,570,368
Foreign Exchange Liabilities (Note 7)	389,638	292,905	3,316,921
Short-term Bonds (Note 18)	1,385,100	260,300	11,791,096
Bonds and Notes (Note 19)	2,488,498	2,356,972	21,184,116
Due to Trust Accounts	1,354,889	1,367,569	11,533,921
Other Liabilities (Notes 12 and 20)	5,382,931	5,092,621	45,823,887
Reserve for Bonus Payments	35,374	34,475	301,135
Reserve for Employee Retirement Benefits (Note 21)	38,616	37,137	328,739
Reserve for Contingencies	45,567	10,108	387,908
Reserves under Special Laws (Note 22)	2,352	1,834	20,025
Deferred Tax Liabilities (Note 35)	127,847	34,016	1,088,342
Deferred Tax Liabilities for Revaluation Reserve for Land (Note 24)	120,873	135,984	1,028,976
Acceptances and Guarantees (Note 23)	5,556,929	3,928,176	47,305,095
Total Liabilities	**143,448,677**	**138,042,144**	**1,221,151,593**
Minority Interests	**1,359,122**	**1,128,364**	**11,569,958**
Shareholders' Equity			
Common Stock and Preferred Stock (Note 25)	1,540,965	1,540,965	13,117,945
Capital Surplus	411,160	1,022,571	3,500,136
Retained Earnings	1,498,143	1,048,530	12,753,412
Revaluation Reserve for Land, net of Taxes (Note 24)	170,384	198,945	1,450,450
Net Unrealized Gains on Other Securities, net of Taxes (Note 38)	1,279,216	538,027	10,889,732
Foreign Currency Translation Adjustments	(48,062)	(48,757)	(409,148)
Treasury Stock (Note 25)	(46,814)	(394,555)	(398,520)
Total Shareholders' Equity	**4,804,993**	**3,905,726**	**40,904,007**
Total Liabilities, Minority Interests and Shareholders' Equity	**¥ 149,612,794**	**¥ 143,076,236**	**$ 1,273,625,558**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Income Statements

	Millions of yen		Thousands of U.S. dollars (Note 1)
For the Fiscal Years ended March 31,	2006	2005	2006
Income			
Interest Income (Note 26)	¥ 1,935,048	¥ 1,584,415	$ 16,472,706
Fiduciary Income	78,843	63,253	671,183
Fee and Commission Income	650,549	566,120	5,538,006
Trading Income (Note 27)	211,029	165,059	1,796,458
Other Operating Income (Note 28)	354,481	341,506	3,017,638
Other Income (Note 30)	502,212	735,297	4,275,241
Total Income	**3,732,166**	**3,455,653**	**31,771,232**
Expenses			
Interest Expenses (Note 26)	872,403	477,983	7,426,605
Fee and Commission Expenses	94,614	93,492	805,435
Trading Expenses (Note 27)	6,088	—	51,830
Other Operating Expenses (Note 29)	254,408	155,781	2,165,732
General and Administrative Expenses	1,095,243	1,091,348	9,323,601
Other Expenses (Note 31 and 32)	429,265	693,989	3,654,259
Total Expenses	**2,752,024**	**2,512,594**	**23,427,462**
Income before Income Taxes and Minority Interests	**980,142**	**943,059**	**8,343,770**
Income Taxes:			
Current	64,038	41,045	545,149
Refund	—	21,228	—
Deferred	185,035	235,227	1,575,173
Minority Interests in Net Income	81,164	60,630	690,938
Net Income	**¥ 649,903**	**¥ 627,383**	**$ 5,532,510**

Per Share of Common Stock

	Yen		U.S. dollars (Note 1)
At March 31,	2006	2005	2006
Shareholders' Equity	¥ 274,906.95	¥ 131,016.15	$ 2,340.23
Net Income:			
Basic	55,157.14	54,625.61	469.54
Diluted	46,234.51	37,719.13	393.59
Cash Dividends	4,000.00	3,500.00	34.05

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Millions of yen

For the Fiscal Years ended March 31, 2006 and 2005	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Revaluation Reserve for Land, net of Taxes	Net Unrealized Gains on Other Securities, net of Taxes	Foreign Currency Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Balance at April 1, 2004	¥ 1,540,965	¥ 1,262,526	¥ 462,594	¥ 231,739	¥ 392,772	¥ (112,067)	¥ (134,134)	¥ 3,644,396
Change during the period								
Transactions of Treasury Stock (Common Stock)	—	28	—	—	—	—	(460)	(432)
Repurchase of Preferred Stock	—	—	—	—	—	—	(499,931)	(499,931)
Cancellation of Preferred Stock	—	(239,971)	—	—	—	—	239,971	—
Effect of the Change in Foreign Exchange Rate	—	—	—	—	—	63,309	—	63,309
Net Change in Unrealized Gains on Other Securities, net of Taxes	—	—	—	—	145,255	—	—	145,255
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	32,833	(32,833)	—	—	—	—
Transfer from Deferred Tax Liabilities Related to Land Revaluation	—	—	—	39	—	—	—	39
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(11)	—	—	—	—	—	(11)
Cash Dividends	—	—	(74,280)	—	—	—	—	(74,280)
Net Income	—	—	627,383	—	—	—	—	627,383
Total Change during the period	—	(239,954)	585,936	(32,794)	145,255	63,309	(260,420)	261,330
Balance at March 31, 2005	¥ 1,540,965	¥ 1,022,571	¥ 1,048,530	¥ 198,945	¥ 538,027	¥ (48,757)	¥ (394,555)	¥ 3,905,726
Change during the period								
Merger	—	74,290	(74,290)	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	25,858	—	—	—	—	25,858
Cash Dividends	—	—	(75,883)	—	—	—	—	(75,883)
Net Income	—	—	649,903	—	—	—	—	649,903
Repurchase of Treasury Stock	—	—	—	—	—	—	(944,321)	(944,321)
Disposition of Treasury Stock	—	441,972	—	—	—	—	88,416	530,388
Cancellation of Treasury Stock	—	(1,127,672)	(75,976)	—	—	—	1,203,648	—
Other	—	—	—	—	—	—	(2)	(2)
Change during the period (net)	—	—	—	(28,560)	741,189	695	—	713,323
Total Change during the period	—	(611,410)	449,612	(28,560)	741,189	695	347,740	899,266
Balance at March 31, 2006	¥ 1,540,965	¥ 411,160	¥ 1,498,143	¥ 170,384	¥1,279,216	¥ (48,062)	¥ (46,814)	¥ 4,804,993

Thousands of U.S. dollars (Note 1)

For the Fiscal Year ended March 31, 2006	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Revaluation Reserve for Land, net of Taxes	Net Unrealized Gains on Other Securities, net of Taxes	Foreign Currency Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2005	$13,117,945	$ 8,704,959	$ 8,925,945	$1,693,582	$ 4,580,127	$ (415,067)	$(3,358,774)	$33,248,717
Change during the period								
Merger	—	632,417	(632,417)	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	220,129	—	—	—	—	220,129
Cash Dividends	—	—	(645,985)	—	—	—	—	(645,985)
Net Income	—	—	5,532,510	—	—	—	—	5,532,510
Repurchase of Treasury Stock	—	—	—	—	—	—	(8,038,830)	(8,038,830)
Disposition of Treasury Stock	—	3,762,425	—	—	—	—	752,672	4,515,097
Cancellation of Treasury Stock	—	(9,599,665)	(646,770)	—	—	—	10,246,435	—
Other	—	—	—	—	—	—	(23)	(23)
Change during the period (net)	—	—	—	(243,132)	6,309,605	5,919	—	6,072,392
Total Change during the period	—	(5,204,823)	3,827,467	(243,132)	6,309,605	5,919	2,960,254	7,655,290
Balance at March 31, 2006	$13,117,945	$ 3,500,136	$12,753,412	$1,450,450	$10,889,732	$ (409,148)	$ (398,520)	$40,904,007

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

For the Fiscal Years ended March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
I. Cash Flow from Operating Activities			
Income before Income Taxes and Minority Interests	¥ 980,142	¥ 943,059	$ 8,343,770
Depreciation	119,417	129,567	1,016,579
Losses on Impairment of Fixed Assets	22,360	67,143	190,352
Amortization of Consolidation Differences	68	426	585
Equity in Income from Investments in Affiliates	(9,161)	(1,429)	(77,993)
Decrease in Reserves for Possible Losses on Loans	(333,202)	(703,361)	(2,836,486)
Increase (Decrease) in Reserve for Possible Losses on Investments	(5,042)	4,324	(42,930)
Increase (Decrease) in Reserve for Contingencies	35,459	(122,631)	301,861
Increase (Decrease) in Reserve for Bonus Payments	633	(4,157)	5,390
Increase in Reserve for Employee Retirement Benefits	1,330	5,143	11,326
Interest Income—accrual basis	(1,935,048)	(1,584,415)	(16,472,706)
Interest Expenses—accrual basis	872,403	477,983	7,426,605
Gains on Securities	(39,952)	(243,429)	(340,106)
Gains on Money Held in Trust	(437)	(306)	(3,728)
Foreign Exchange Losses (Gains)—net	(241,237)	6,646	(2,053,606)
Gains on Disposal of Premises and Equipment	(3,723)	(5,334)	(31,700)
Net Decrease (Increase) in Trading Assets	1,122,067	(2,982,338)	9,551,953
Net Increase (Decrease) in Trading Liabilities	(124,224)	1,848,161	(1,057,499)
Net Decrease (Increase) in Loans and Bills Discounted	(2,266,529)	3,334,370	(19,294,540)
Net Increase in Deposits	1,955,474	2,873,864	16,646,587
Net Decrease in Debentures	(1,188,767)	(1,664,440)	(10,119,757)
Net Increase in Borrowed Money (excluding Subordinated Borrowed Money)	161,779	877,030	1,377,200
Net Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(399,103)	81,198	(3,397,493)
Net Increase in Call Loans, etc.	(2,722,165)	(16,245)	(23,173,286)
Net Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	36,770	(709,725)	313,019
Net Increase (Decrease) in Call Money, etc.	2,552,697	(164,974)	21,730,637
Net Increase (Decrease) in Commercial Paper	(1,347,200)	559,400	(11,468,460)
Net Decrease in Guarantee Deposits Received under Securities Lending Transactions	(333,495)	(526,766)	(2,838,985)
Net Increase in Foreign Exchange Assets	(91,837)	(107,737)	(781,793)
Net Increase (Decrease) in Foreign Exchange Liabilities	96,563	(59,235)	822,026
Net Increase in Short-term Bonds (Liabilities)	1,124,800	80,300	9,575,211
Net Increase in Bonds and Notes	104,042	86,320	885,696
Net Increase (Decrease) in Due to Trust Accounts	(12,680)	7,037	(107,944)
Interest and Dividend Income—cash basis	1,940,172	1,622,787	16,516,321
Interest Expenses—cash basis	(879,807)	(458,667)	(7,489,633)
Other—net	(618,666)	905,750	(5,266,591)
Subtotal	(1,426,099)	4,555,314	(12,140,118)
Cash Paid in Income Taxes	(243,028)	(137,303)	(2,068,856)
Net Cash Provided by (Used in) Operating Activities	**(1,669,128)**	**4,418,011**	**(14,208,974)**

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
II. Cash Flow from Investing Activities			
Payments for Purchase of Securities	(66,512,317)	(69,640,865)	(566,206,836)
Proceeds from Sale of Securities	30,852,118	34,321,694	262,638,277
Proceeds from Redemption of Securities	35,572,415	31,505,073	302,821,281
Payments for Increase in Money Held in Trust	(50,347)	(19,605)	(428,599)
Proceeds from Decrease in Money Held in Trust	29,433	19,104	250,561
Payments for Purchase of Premises and Equipment	(58,263)	(71,486)	(495,983)
Proceeds from Sale of Premises and Equipment	67,722	98,715	576,512
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(25)	(734)	(217)
Net Cash Used in Investing Activities	**(99,262)**	**(3,788,105)**	**(845,004)**
III. Cash Flow from Financing Activities			
Proceeds from Issuance of Subordinated Borrowed Money	278,000	140,000	2,366,562
Repayments of Subordinated Borrowed Money	(307,054)	(41,914)	(2,613,895)
Proceeds from Issuance of Subordinated Bonds	367,177	462,674	3,125,713
Payments for Redemption of Subordinated Bonds	(386,515)	(570,886)	(3,290,330)
Proceeds from Investments in Minority Shareholders	141,857	75,010	1,207,602
Cash Dividends Paid	(75,725)	(74,280)	(644,636)
Cash Dividends Paid to Minority Shareholders	(50,478)	(47,915)	(429,714)
Payments for Repurchase of Treasury Stock	(944,321)	(500,476)	(8,038,830)
Proceeds from Sale of Treasury Stock	530,388	60	4,515,097
Net Cash Used in Financing Activities	**(446,671)**	**(557,729)**	**(3,802,431)**
IV. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	**928**	**220**	**7,908**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(2,214,133)**	**72,397**	**(18,848,501)**
VI. Cash and Cash Equivalents at the beginning of the fiscal year	**5,602,062**	**5,529,664**	**47,689,305**
VII. Cash and Cash Equivalents at the end of the fiscal year (Note 33)	**¥ 3,387,929**	**¥ 5,602,062**	**$ 28,840,804**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Mizuho Financial Group, Inc. ("MHFG") and its consolidated subsidiaries in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP") which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements which were previously filed with the Director General of the Kanto Local Finance Bureau are reclassified for the convenience of readers outside Japan. In addition, the consolidated statements of shareholders' equity are presented and included in the consolidated financial statements, though they are not required to be filed with the Director General of the Kanto Local Finance Bureau. The notes to the consolidated financial statements include information which is not required under Japanese GAAP but is presented herein as additional information.

The amounts indicated in millions of yen are rounded down by truncating the figures below one million. Totals may not add up exactly because of such truncation. Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S dollars at that rate or any other rate.

2. Principles of Consolidation

(1) Scope of Consolidation

The consolidated financial statements include the accounts of MHFG and its subsidiaries (collectively, the "Group"), including Mizuho Corporate Bank, Ltd. ("MHCB"), Mizuho Bank, Ltd. ("MHBK"), Mizuho Trust & Banking Co., Ltd. ("MHTB"), Mizuho Securities Co., Ltd. ("MHSC") and certain other subsidiaries. The number of consolidated subsidiaries as of March 31, 2006 and 2005 was 130 and 118, respectively. In the fiscal year ended March 31, 2006, Mizuho Private Wealth Management Co., Ltd. and 20 other companies were newly consolidated on their establishment and for other reasons, and Mizuho Project, Ltd. and 8 other companies were excluded from the scope of consolidation as a result of mergers and other reasons.

The consolidated financial statements for the fiscal years ended March 31, 2006 do not include the accounts of Mizuho Advisory, Inc. and certain other subsidiaries, as they are considered immaterial in terms of the respective group ownership of Total Assets, Net Income / Net Loss and Retained Earnings.

The number of affiliates under the equity method as of March 31, 2006 and 2005 was 19 and 20, respectively. Investments in affiliates include The Chiba Kogyo Bank, Ltd., Shinko Securities Co., Ltd., Japan Mortgage Co., Ltd. and certain other affiliates. In the fiscal year ended March 31, 2006, Japan Energy Investment, Inc. was newly included in the scope of the equity-method affiliates as a result of establishment, and TVC Finance Company Limited and one other company were excluded from the scope of the equity-method affiliates as a result of liquidation and other reasons. Non-consolidated subsidiaries, including Mizuho Advisory, Inc. and certain other affiliates, are not under the equity method; as they are not significant to the consolidated financial statements of MHFG.

In consolidation, all significant intercompany accounts and transactions have been eliminated. In addition, all significant unrealized profit included in assets resulting from transactions within the Group has been eliminated.

The accounting standards applicable to the consolidated financial statements require a company to consolidate all subsidiaries of which the company controls the operations, irrespective of whether or not the company owns a majority of their shares. Control is considered to exist where the company has (a) the power to appoint or remove the majority of the Board of Directors or an equivalent governing body, and/or (b) the power to cast the majority of the votes at a meeting of the Board of Directors or an equivalent governing body.

(2) Year-end Dates of Consolidated Subsidiaries

The accompanying consolidated financial statements include the accounts of subsidiaries whose fiscal year-ends are other than March 31. Fiscal year-ends of such subsidiaries are principally December 31.

Consolidated subsidiaries with fiscal year-ends of the day before the last business day of June, of September 30 and of October 31, performed tentative closings and prepared financial statements as of and for the period ended December 31.Other consolidated subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates. The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

(3) Amortization of Difference between Acquisition Cost and Underlying Interests

In principle, the difference between the fair value of net assets and the acquisition cost of acquired subsidiaries is being amortized over a period up to 20 years under the straight-line method, and the unamortized balance is recorded as "Consolidation Differences" on the consolidated balance sheets. If these amounts have no material impact on the consolidated financial statements of MHFG, they are charged or credited to income in the fiscal year of occurrence.

3. Summary of Significant Accounting Policies

(1) Trading Assets and Trading Liabilities

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet.

Securities and other short-term credit instruments held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, forward contracts and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and monetary claims between the beginning and the end of the fiscal year and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

(2) Securities

In accordance with "Accounting Standard for Financial Instruments" (the Business Accounting Deliberation Council, January 22, 1999), MHFG classifies securities, excluding those of investments in non-consolidated subsidiaries and affiliates, into three categories based upon management's intent. These securities are accounted for as follows:

(i) Trading securities are carried at market value and included in Trading Assets.

(ii) Bonds held to maturity are stated at amortized cost, determined by the moving average method.

(iii)Other securities are securities which are not classified as either trading securities or bonds held to maturity. Other securities which have readily determinable fair value are stated at fair value with changes in net unrealized gains or losses, net of applicable income taxes after excluding gains and losses as a result of fair-value hedge method and other, included directly in shareholders' equity. Fair value of stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other securities which do not have readily determinable fair values are stated at acquisition cost or amortized cost as determined by the moving average method.

In addition, investments in non-consolidated subsidiaries and affiliates which are not under the equity method are stated at acquisition cost as determined by the moving average method.

Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as Securities above.

Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year ("devaluation"), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost) unless it is deemed that there is a possibility of a recovery in the fair value, the fair value is taken

as the amount recorded. The amount of devaluation was ¥3,259 million ($27,745 thousand) and ¥355 million for the fiscal years ended March 31, 2006 and 2005, respectively.

The criteria for determining whether a security's fair value has "significantly deteriorated" are outlined as follows:

Security whose fair value is 50% or less of the acquisition cost

Security whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

(3) Securities Lending and Borrowing Transactions

Unsecured securities loaned that allow borrowers to sell, amounted to ¥23,862 million ($203,135 thousand) and ¥28,605 million as of March 31, 2006 and 2005, respectively, and were included in stocks in Securities and trading securities in Trading Assets.

Securities loaned that do not allow borrowers to sell amounted to ¥570 million ($4,852 thousand) as of March 31, 2006, and were included in Securities.

A portion of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral have the right to sell or repledge out of which securities repledged were ¥7,143,008 million ($60,807,090 thousand) and ¥4,242,038 million as of March 31, 2006 and 2005, respectively, securities re-loaned were ¥255 million ($2,173 thousand) and ¥2,355 million as of March 31, 2006 and 2005,respectively, and securities neither repledged nor re-loaned were ¥4,999,963 million ($42,563,750 thousand) and ¥5,911,831 million as of March 31, 2006 and 2005, respectively.

(4) Bills Discounted

In accordance with "Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks" (the Japanese Institute of Certified Public Accountants ("JICPA") Industry Audit Committee Report No. 24), bills discounted are accounted for as financing transactions, although the banking subsidiaries have rights to sell or pledge certain bankers' acceptances, commercial bills, documentary bills and foreign exchange bills. The principal amount of these bills amounted to ¥889,999 million ($7,576,397 thousand) and ¥930,853 million as of March 31, 2006 and 2005, respectively.

(5) Derivatives

Derivative transactions are valued at fair value with changes in fair value included in current income. Derivatives qualifying as hedges are mainly accounted for using either the fair-value hedge method or the deferral method of hedge accounting (see the following note).

(6) Hedge Accounting

Consolidated subsidiaries apply the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps as hedge accounting methods.

The portfolio hedge for large-volume, small-value financial assets and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for the method stipulated in "Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks"(JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge for large-volume, small-value financial assets and liabilities is assessed as follows:

(i) for hedging activities to offset market fluctuation risks, bracketing both the hedging instruments, such as interest-rate swaps, and hedged instruments, such as deposits and loans, in the same maturity bucket, and assessing the effectiveness between hedging and hedged instruments.

(ii) for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedged instruments and that of the hedging instruments.

Deferred hedge gains/losses recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on "Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial

Instruments for Banks" (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and other instruments are controlled on a macro-basis using derivatives transactions. These deferred hedge gains/losses are amortized as interest income or interest expenses over the average remaining maturity of the respective hedging instruments.

Until the fiscal year ended March 31, 2004, the deferred method has been applied to the hedge of interest rate risk associated with various financial assets and liabilities. In response to the price fluctuations in the bond market, effective the fiscal year ended March 31, 2005, the fair-value hedge method has been applied to derivative transactions which hedge fluctuations in bond prices of Other Securities so that the effect of these hedge transactions will be presented more fairly in the financial statements. As a result of the application of the fair-value hedge method, Interest Income decreased by ¥3,810 million, Other Operating Expenses increased by ¥7,297 million and Other Expenses increased by ¥14,412 million, and, as a consequence, Income before Income Taxes and Minority Interests decreased by ¥25,520 million for the fiscal year ended March 31, 2005 as compared with the corresponding amounts under the previously applied method. In addition, Other Assets decreased by ¥79,471 million, deferred tax assets increased by ¥21,898 million, and Net Unrealized Gains on Other Securities, net of Taxes decreased by ¥32,052 million for the fiscal year ended March 31, 2005. A certain domestic consolidated banking subsidiary has not yet changed its hedge accounting method in the fiscal year ended March 31, 2005.

Since it was expected that significant losses would be incurred at maturity for hedge accounting due to changes in interest rate trends during the fiscal year ended March 31, 2005, deferred hedge losses of ¥67,089 million were charged to Other Expenses.

The unamortized amounts of gross deferred hedge losses on the macro-hedges were ¥363,399 million ($3,093,549 thousand) and ¥556,029 million as of March 31, 2006 and 2005, respectively. The unamortized amounts of gross deferred hedge gains on the macro-hedges were ¥357,446 million ($3,042,878 thousand) and ¥545,978 million as of March 31, 2006 and 2005, respectively.

Domestic consolidated banking subsidiaries and a certain domestic consolidated trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities as stipulated in "Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary assets and liabilities denominated in foreign currency are equivalent.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other securities in foreign currency (except for Japanese bonds and foreign bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the income statement or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos.24 and 25.

(7) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic banking subsidiaries and a domestic trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the above transactions, are translated into Japanese yen primarily at the exchange rates in effect at each balance sheet date.

(8) Premises and Equipment

Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method with the following range of useful lives:

Buildings	3 years to 50 years
Equipment	2 years to 20 years

(9) Software

Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(10) Impairment of Fixed Assets

Until the fiscal year ended March 31, 2004, for fixed assets whose net realizable value was substantially lower than their book value, the difference between the net realizable value and the book value had been written down. However, as permitted by "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (the Business Accounting Deliberation Council, August 9, 2002)) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (the Accounting Standards Board of Japan ("ASBJ") Guidelines No. 6, October 31, 2003), effective the fiscal year beginning April 1, 2004, the impairment accounting was adopted early in accordance with the standard and guidelines. As a result, Income before Income Taxes and Minority Interests decreased by ¥39,318 million for the fiscal year ended March 31, 2005.

As fixed assets are carried on the consolidated balance sheet net of accumulated depreciation in accordance with the "Banking Law Enforcement Regulations" (Ministry of Finance Ordinance No. 10, 1982), the accumulated impairment losses are also directly deducted from each asset balance.

A certain domestic subsidiary recognized the estimated unrecoverable amount of its investment in its branch premises as Losses on Impairment of Fixed Assets. For the purposes of identifying impaired assets, the assets of an individual branch are grouped as a unit. The relevant domestic subsidiary calculates the recoverable amount by measuring value in use, applying a discount rate of 8.8%, for the fiscal year ended March 31, 2005.

Domestic banking subsidiaries, a certain domestic trust banking subsidiary and certain subsidiaries recognize Losses on Impairment of Fixed Assets for branch premises to be closed, idle assets, and assets to be disposed of. For the purposes of identifying impaired assets in such cases, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. Net realizable value is calculated based on the valuation by road rating with reasonable adjustments to compensate for sites with long depth, etc., and on the appraisal value, etc., less estimated cost of disposal.

(11) Deferred Charges

- Bond issuance costs are expensed as incurred.
- Bond discounts are capitalized and amortized under the straight-line method over the term of the bond.
- Deferred Debenture Charges are amortized as follows:

 Debenture discounts are amortized over the term of the debenture.

 Debenture issuance costs are amortized over the term of the debentures, up to the maximum period permitted under the Enforcement Regulations of the Commercial Code of Japan.

(12) Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and provisions:

- For credit extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Commercial Code or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposal of collateral and the amounts recoverable under guarantees.
- For credit extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt ("Intensive Control Obligor"), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposal of collateral and the amounts recoverable under guarantees.

- For credit extended to Intensive Control Obligors and Obligors with Restructured Loans (defined in Note 6 below) and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows:
 (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which method the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and
 (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.
 - For credit extended to other obligors, reserves are maintained at rates derived from historical credit loss experience, etc.
 - Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

 All credit is assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of loans to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective loan balances. The total directly written-off amounts were ¥805,616 million ($6,858,062 thousand) and ¥1,042,790 million as of March 31,2006 and 2005, respectively.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience for general claims and the estimation for each individual loan for other claims.

(13) Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other relevant factors concerning the investee company.

(14) Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(15) Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the required amount based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Prior service cost and unrecognized actuarial gains (losses) are recognized mainly as follows:

Prior service cost (Gains on plan amendment): Recognized as income or expenses in the period of occurrence.

Unrecognized actuarial gains (losses): Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

Unrecognized net obligation at the date of initial application of the accounting standard for employee retirement benefits has been recognized equally as an expense primarily over five years until the fiscal year ended March 31, 2005.

Until the fiscal year ended March 31, 2004, the excess fair value of the plan assets over the projected benefit obligation of the pension plan ("unrecognized plan assets"), which resulted from actuarial gains such as an excess of actual return over expected return on plan assets or a gain on plan amendment due to reduction of plan benefits, had not been recognized as an asset or a gain in accordance with Note 1 (1) to the "Accounting Standards for Retirement Benefits" (Business Accounting Deliberation Council, June 16, 1998). Effective March 16, 2005, the Accounting Standards for Retirement Benefits were amended and recognition of the former unrecognized plan assets as an asset or a gain was permitted, effective the fiscal year ended March 31, 2005 as an early adoption. The "Guidelines on Implementation of Amendment of Accounting Standards for Retirement Benefits" (ASBJ Guidelines No.7, March 16, 2005), effective the fiscal year ended March 31, 2005, were adopted, and the former unrecognized plan assets allocated to actuarial gains and gains on plan amendment were recognized as gains or reduction from expenses. As a result, Other Assets and Income before Income Taxes and Minority Interests both increased by ¥31,523 million for the fiscal year ended March 31, 2005.

On July 1, 2005, a certain domestic consolidated subsidiary received approvals for an exemption from payments of benefits related to past employee services in respect of the substitutional portion of their pension funds from the Minister of Health, Labor and Welfare, based on the Law Concerning Defined Benefit Corporate Pension Plans. As a result, ¥1,216 million ($10,352 thousand) was included in Other Income.

(16) Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves, in off-balance transactions and trust transactions and other. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

(17) Lease Transactions

Finance leases of MHFG and domestic consolidated subsidiaries that do not involve the transfer of ownership to the lessee are accounted for as operating leases.

Lease transactions of foreign consolidated subsidiaries are principally accounted for as either finance leases or operating leases, depending on the terms and conditions of the lease.

(18) Scope of Cash and Cash Equivalents in Consolidated Statements of Cash Flows

In the Consolidated Statements of Cash Flows, Cash and Cash Equivalents consist of cash and due from central banks included in "Cash and Due from Banks" on the consolidated balance sheet.

(19) Fiduciary Income

Until the fiscal year ended March 31, 2005, Fiduciary Income was primarily recognized at the end of each trust accounting period. However, effective the fiscal year ended March 31, 2006, Fiduciary Income is accrued for the period elapsed with some exceptions, such as not calculated for trust accounting periods, in order to improve the accuracy of earnings reports and continuously provide appropriate information considering present broader disclosure requirements. As a result of this change, Fiduciary Income and Income before Income Taxes and Minority Interests, each increased by ¥2,059 million ($17,528 thousand) compared with corresponding amounts under the previously applied method.

(20) Income Taxes

Deferred income taxes are recorded for corporate tax, inhabitants' taxes and enterprise taxes based on the differences between the tax bases of assets and liabilities and those reported in the consolidated financial statements and tax losses carried forward, using enacted tax rates which will be in effect when the differences are expected to be reversed. The assets and liabilities method is used to determine deferred income taxes.

(21) Consumption Taxes

MHFG and its domestic consolidated subsidiaries are subject to Japanese consumption taxes. Japanese consumption taxes are excluded from transaction amounts.

(22) Enterprise Taxes

With the enactment of the "Revision of Law regarding Regional Taxation, etc." (Law No.9 of March 2003) on March 31, 2003, certain parts of the basis of the enterprise taxes were changed effective the fiscal year beginning April 1, 2004 or later to "added value" and "amount of capital, etc." As a result, effective the fiscal year ended March 31, 2005, domestic banking subsidiaries, domestic trust banking subsidiaries and certain other domestic subsidiaries included the enterprise taxes based on "added value" and "amount of capital, etc." in "General and Administrative Expenses" on the consolidated income statement, in accordance with "Practical Treatment of Presentation of the External Standards Taxation Portion of Enterprise Taxes in the Statement of Operations" (ASBJ Report No.12).

(23) Appropriation of Retained Earnings

Cash dividends are recorded in the fiscal year in which the proposed appropriation of Retained Earnings is approved by the Board of Directors and/or by the general meeting of shareholders.

(24) Net Income per Share

Consolidated Net Income per Share for the fiscal years ended March 31, 2006 and 2005 and related information are as follows:

	(Yen)		(U.S. dollars)
	2006	2005	2006
Consolidated Net Income per Share	¥ 55,157.14	¥ 54,625.61	$ 469.54
Consolidated Net Income	¥ 649,903 million	¥ 627,383 million	$ 5,532,510 thousand
Consolidated Net Income attributable to common shareholders	¥ 616,229 million	¥ 589,462 million	$ 5,245,843 thousand
Consolidated Net Income not attributable to common shareholders	¥ 33,674 million	¥ 37,921 million	$ 286,666 thousand
Average outstanding shares of common stock (excluding treasury stock)	11,172 thousand shares	10,790 thousand shares	/
Consolidated Net Income per Share (Diluted)	¥ 46,234.51	¥ 37,719.13	$ 393.59

Common stock equivalents to be used to calculate diluted per share information are as follows:

For the fiscal year ended March 31,2006: Class II, III, VII, VIII, X, and XI Preferred Stock

For the fiscal year ended March 31,2005: Class I, II, III, VII, VIII, IX, X, and XI Preferred Stock

4. Trading Assets and Liabilities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Trading Assets:			
Trading Securities	¥ 7,988,427	¥ 8,829,136	$ 68,003,982
Derivatives for Trading Transactions	1,911,491	2,173,215	16,272,163
Derivatives for Trading Securities	107,231	45,250	912,838
Total	**¥ 10,007,149**	**¥ 11,047,601**	**$ 85,188,983**
Trading Liabilities:			
Trading Securities Sold Short	¥ 5,863,162	¥ 5,866,701	$ 49,912,001
Derivatives for Trading Transactions	1,895,059	2,029,879	16,132,282
Derivatives for Trading Securities	122,413	46,203	1,042,079
Total	**¥ 7,880,634**	**¥ 7,942,784**	**$ 67,086,362**

5. Securities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Japanese Government Bonds	¥ 20,464,627	¥ 22,651,836	$ 174,211,522
Japanese Local Government Bonds	176,023	151,067	1,498,453
Japanese Short-term Bonds	5,383	2,999	45,827
Japanese Corporate Bonds	2,701,669	2,075,937	22,998,802
Stocks*1	6,344,748	5,084,227	54,011,652
Other*2	8,010,505	6,080,966	68,191,923
Total	**¥ 37,702,957**	**¥ 36,047,035**	**$ 320,958,179**

*1 Stocks included investments in non-consolidated subsidiaries and affiliates of ¥83,379 million ($709,793 thousand) and ¥71,943 million at March 31, 2006 and 2005, respectively.

*2 Other included investments in non-consolidated subsidiaries and affiliates of ¥12,461 million ($106,080 thousand) and ¥2,155 million at March 31, 2006 and 2005, respectively.

6. Loans and Bills Discounted

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Loans on Deeds	¥ 47,990,138	¥ 46,568,909	$ 408,531,020
Overdrafts	12,355,086	11,441,766	105,176,524
Loans on Notes	4,428,935	4,118,742	37,702,693
Bills Discounted	430,717	490,153	3,666,613
Financing Receivables, including Factoring, Leasing and Property Financing	203,794	297,765	1,734,865
Total	¥ 65,408,672	¥ 62,917,336	$ 556,811,715

Loans and Bills Discounted at March 31, 2006 and 2005 include the following:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Loans to Bankrupt Obligors*1	¥ 32,821	¥ 89,743	$ 279,407
Non-Accrual Delinquent Loans*2	454,712	971,895	3,870,885
Loans Past Due for Three Months or More*3	13,995	27,735	119,137
Restructured Loans*4	553,373	448,569	4,710,768
Total*5	¥ 1,054,903	¥ 1,537,944	$ 8,980,197

*1 Loans to Bankrupt Obligors represent non-accrual loans to obligors who are legally bankrupt as defined in Article 96-1-3 and 4 of the Japanese Tax Law Enforcement Ordinance (Article 97 of 1965 Cabinet Order).
*2 Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans of which payments of interest are deferred in order to assist or facilitate the restructuring of obligors in financial difficulties.
*3 Loans to Bankrupt Obligors or Non-Accrual Delinquent Loans, both of which are classified as non-accrual, are not included in this category.
*4 Restructured Loans represent loans on which contracts were amended in favor of obligors (e.g., the reduction of or exemption from stated interest, the deferral of interest payments, the extension of maturity dates, or renunciation of claims) in order to assist or facilitate the restructuring of obligors in financial difficulties.
*5 ¥1,992 million of these amounts are placed in an administrative trust established by the Resolution and Collection Corporation for eventual final disposal at March 31, 2005.

Commitment Line for Loans

Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥49,246,784 million ($419,228,611 thousand) and ¥46,348,812 million as of March 31, 2006 and 2005, respectively. Of these amounts, ¥42,366,799 million ($360,660,592 thousand) and ¥42,227,207 million relate to contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time as of March 31, 2006 and 2005, respectively.

Since many of these contracts expire without the rights exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the consolidated subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim, or other similar reasons. The banking subsidiaries obtain, moreover, real estate or securities as collateral at the time the contracts are entered into, if needed, and periodically monitor a customer's business condition, based on and in accordance with established internal procedures, and take measures to control credit risks such as making amendments to contracts, if needed.

7. Foreign Exchange Assets and Liabilities

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Foreign Exchange Assets:			
Foreign Bills Bought	¥ 467,699	¥ 447,131	$ 3,981,439
Foreign Bills Receivable	278,253	211,489	2,368,722
Due from Banks (Foreign)	57,805	52,244	492,090
Advance to Foreign Banks	5,446	6,041	46,361
Total	**¥ 809,205**	**¥ 716,907**	**$ 6,888,612**
Foreign Exchange Liabilities:			
Due to Banks (Foreign)	¥ 353,773	¥ 169,763	$ 3,011,607
Foreign Bills Sold	13,974	16,566	118,959
Foreign Bills Payable	12,386	10,500	105,440
Advance from Foreign Banks	9,505	96,074	80,915
Total	**¥ 389,638**	**¥ 292,905**	**$ 3,316,921**

8. Other Assets

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Derivatives	¥ 1,624,054	¥ 1,797,133	$ 13,825,268
Accrued Income	334,916	267,824	2,851,084
Deferred Hedge Losses*1	303,961	80,452	2,587,567
Prepaid Expenses	38,148	19,561	324,750
Other	4,162,162	3,413,013	35,431,702
Total	**¥ 6,463,242**	**¥ 5,577,985**	**$ 55,020,371**

*1 Deferred Hedge Losses is the net realized or unrealized losses from hedging instruments. The gross amounts of deferred hedge gains and losses before netting are ¥629,416 million ($5,358,108 thousand) and ¥933,373 million ($7,945,676 thousand), respectively, at March 31, 2006, and ¥810,865 million and ¥891,317 million, respectively, at March 31, 2005.

9. Premises and Equipment

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Land	¥ 463,404	¥ 519,131	$ 3,944,871
Buildings	254,949	254,541	2,170,338
Equipment	94,839	105,734	807,350
Other	142,695	148,675	1,214,742
Total	**¥ 955,888**	**¥ 1,028,082**	**$ 8,137,301**
Accumulated Depreciation	¥ 729,088	¥ 687,085	$ 6,206,594
Book value adjusted for gains on sales of replaced assets	44,647	90,406	380,078

10. Deferred Debenture Charges

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Deferred Discount on Debentures	¥ 145	¥ 181	$ 1,239
Deferred Debenture Issuance Costs	122	122	1,042
Total	**¥ 267**	**¥ 303**	**$ 2,281**

11. Reserves for Possible Losses on Loans

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
General Reserve for Possible Losses on Loans	¥ (615,775)	¥ (637,361)	$ (5,241,979)
Specific Reserve for Possible Losses on Loans	(194,907)	(503,927)	(1,659,214)
Reserve for Possible Losses on Loans to Restructuring Countries	(3,495)	(5,508)	(29,756)
Total	**¥ (814,178)**	**¥ (1,146,797)**	**$ (6,930,949)**

12. Assets Pledged as Collateral

The following assets were pledged as collateral:

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Trading Assets	¥ 4,241,579	¥ 6,263,905	$ 36,107,766
Securities	13,508,075	11,651,064	114,991,701
Loans and Bills Discounted	5,524,711	5,630,348	47,030,827
Other Assets	329	—	2,805
Premises and Equipment	99	157	844

The following liabilities were collateralized by the above assets:

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Deposits	¥ 1,035,947	¥ 1,221,225	$ 8,818,826
Call Money and Bills Sold	4,837,900	4,960,500	41,184,132
Payables under Repurchase Agreements	4,868,827	4,435,138	41,447,411
Guarantee Deposit Received under Securities Lending Transactions	6,493,464	7,413,857	55,277,638
Borrowed Money	1,435,575	1,330,193	12,220,785
Other Liabilities	90	—	766

In addition, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and other were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥7,726 million ($65,775 thousand) and ¥10,301 million, Trading Assets of ¥535,821 million ($4,561,345 thousand) and ¥305,764 million, Securities of ¥2,725,992 million ($23,205,862 thousand) and ¥2,311,761 million, and Loans and Bills Discounted of ¥349,759 million ($2,977,434 thousand) and ¥290,716 million as of March 31, 2006 and 2005, respectively. None of the assets were pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Premises and Equipment included guarantee deposits of ¥139,029 million ($1,183,533 thousand), and ¥142,143 million as of March 31, 2006 and 2005, respectively, and Other Assets included collateral pledged for derivatives transactions of ¥342,567 million ($2,916,214 thousand) and ¥341,458 million as of March 31, 2006 and 2005, respectively, margins for futures transactions of ¥72,138 million ($614,099 thousand) and ¥34,207 million as of March 31, 2006 and 2005, respectively, other guarantee deposits of ¥3,261 million ($27,765 thousand) of March 31, 2006, guarantee deposits on when-issued transactions of ¥600 million and guarantee deposits on margin transactions of ¥258 million as of March 31, 2005.

Bills re-discounted are treated as financial transactions in accordance with the JICPA Industry Audit Committee Report No.24. The total face value of commercial bills and foreign bills of exchange bought as a result of rediscounting as of March 31, 2005 was ¥6,208 million.

13. Deposits

At March 31,	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current Deposits	¥ 6,443,127	¥ 6,266,377	$ 54,849,130
Ordinary Deposits*1	33,424,056	31,627,410	284,532,702
Deposits at Notice	656,525	802,372	5,588,878
Time Deposits	27,186,388	24,868,551	231,432,612
Negotiable Certificates of Deposit	9,359,131	10,868,491	79,672,522
Other	5,297,896	5,934,855	45,099,994
Total	**¥ 82,367,125**	**¥ 80,368,058**	**$ 701,175,838**

*1 Ordinary Deposits include savings deposits.

14. Debentures

At March 31, Description of Debentures	Millions of yen		Thousands of U.S. dollars	Interest rates	
	2006	2005	2006	2006	2005
One-Year Discount Debentures	¥ 482,024 [482,024]	¥ 593,282	$ 4,103,383 [4,103,383]	0.05%–0.08%	0.05%
One-Year Discount Debentures (custody only)	173,211 [173,211]	219,161	1,474,515 [1,474,515]	0.02%–0.05%	0.02%
Five-Year Coupon Debentures (Series A)	4,469,090 [1,309,650]	5,337,680	38,044,522 [11,148,804]	0.35%–1.40%	0.35%–1.50%
Five-Year Coupon Debentures (Series B)	53,988 [14,780]	79,645	459,596 [125,823]	0.10%–0.30%	0.10%–0.90%
Five-Year Coupon Debentures (with compound interest)	527,729 [124,937]	662,642	4,492,458 [1,063,570]	0.10%–0.30%	0.10%–0.90%
Five-Year Coupon Debentures (saving-type)	700,360 [101,022]	709,621	5,962,035 [859,987]	0.10%–0.30%	0.10%–0.90%
Five-Year Coupon Debentures (saving-type with compound interest)	79,300 [14,761]	82,557	675,068 [125,663]	0.10%–0.30%	0.10%–0.90%
Three-Year Coupon Debentures	100,800 [100,800]	100,800	858,092 [858,092]	0.35%	0.35%
Debentures Denominated in Foreign Currency	19,801 [6,459] (US$ 109,000 thousand)	9,682 (US$25,000 thousand)	168,565 [54,990]	0.33%–4.98%	0.46%–4.19%
Total	**¥ 6,606,305**	**¥ 7,795,073**	**$ 56,238,234**		

Notes: 1. Figures indicated in brackets [] represent the amounts to be redeemed within one year.

2. The amount of foreign currency denominated bonds is shown in original currency in parentheses ().

3. Repayments for Debentures are scheduled for the next five years as follows:

Fiscal year ending March 31, 2007 ¥2,327,647 million ($19,814,827 thousand)
2008 ¥1,219,783 million ($10,383,786 thousand)
2009 ¥ 995,495 million ($ 8,474,465 thousand)
2010 ¥ 983,442 million ($ 8,371,863 thousand)
2011 ¥1,079,936 million ($ 9,193,295 thousand)

4. No collateral was provided for the above debentures.

15. Call Money and Bills Sold

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Call Money	¥ 6,192,054	¥ 5,017,512	$ 52,711,791
Bills Sold	3,274,000	3,342,400	27,870,946
Total	**¥ 9,466,054**	**¥ 8,359,912**	**$ 80,582,737**

16. Commercial Paper

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006	Average interest rates*1 2006	Average interest rates*1 2005
Commercial Paper	¥ 50,000	¥ 1,397,200	$ 425,641	0.13%	0.11%

*1 Average interest rates are the weighted-average interest rates of debts calculated from the interest rates and outstanding balances at the end of the fiscal year.

17. Borrowed Money

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006	Average interest rates*1 2006	Average interest rates*1 2005
Bills Rediscounted	¥ —	¥ 6,208	$ —	—%	4.77%
Other Borrowings*2,3	2,768,811	2,628,224	23,570,368	0.80	0.97
Total	**¥ 2,768,811**	**¥ 2,634,433**	**$ 23,570,368**	**0.80%**	**0.98%**

*1 Average interest rates are the weighted-average interest rates of debts calculated from the interest rates and outstanding balances at the end of the fiscal year.
*2 Other Borrowings included subordinated debt of ¥792,011 million ($6,742,242 thousand) and ¥820,988 million at March 31, 2006 and 2005, respectively.
*3 Repayments for Other Borrowings are scheduled for the next five years as follows:

Fiscal year ending March 31,	
2007	¥1,584,606 million ($13,489,454 thousand)
2008	¥ 77,685 million ($ 661,324 thousand)
2009	¥ 46,850 million ($ 398,830 thousand)
2010	¥ 32,423 million ($ 276,014 thousand)
2011	¥ 71,782 million ($ 611,074 thousand)

18. Short-term Bonds

Major components of Short-term Bonds at March 31, 2006 were as follows:

Issuer	Issue	Millions of yen	Thousands of U.S. dollars	Interest rates	Due
MHFG	Jan. 2006–Mar. 2006	¥ 894,000 [894,000]	$ 7,610,454 [7,610,454]	0.16%–0.20%	Apr. 2006– Jul. 2006
MHCB	Feb. 2006–Mar. 2006	203,400 [203,400]	1,731,506 [1,731,506]	0.05%–0.09%	Apr. 2006– Jun. 2006
MHSC	Dec. 2005–Mar. 2006	258,700 [258,700]	2,202,264 [2,202,264]	0.04%–0.19%	Apr. 2006– Nov. 2006
*1	Jan. 2006–Mar. 2006	29,000 [29,000]	246,872 [246,872]	0.11%–0.39%	Apr. 2006– Sep. 2006
Total		**¥ 1,385,100**	**$ 11,791,096**		

Notes: 1. Figures indicated in brackets [] represent the amounts to be redeemed within one year.
2. No collateral was provided for the above short-term bonds.
*1 indicates the total amount of short-term bonds issued by the domestic consolidated subsidiary, Mizuho Investors Securities Co., Ltd.

Major components of Short-term Bonds at March 31, 2005 were as follows:

Issuer	Issue	Millions of yen	Interest rates	Due
MHCB	Jan. 2005–Mar. 2005	¥ 260,300	0.00%–0.05%	Apr. 2005– May 2005
Total		**¥ 260,300**		

Note: No collateral was provided for the above short-term bonds.

19. Bonds and Notes

Major components of Bonds and Notes at March 31, 2006 were as follows:

Issuer	Description	Issue	Millions of yen	Thousands of U.S. dollars	Interest rates	Due
MHCB	Straight Bonds	Sep. 1997– Aug. 2004	¥ 123,100 [—]	$ 1,047,927 [—]	2.10%– 3.00%	Nov. 2012 – Aug. 2014
MHBK	Straight Bonds	Sep. 2004– Feb. 2006	311,600 [—]	2,652,592 [—]	0.39%– 2.49%	Sep. 2014 –
MHTB	Straight Bonds	Apr. 2001– Mar. 2006	161,500 [—]	1,374,819 [—]	0.38%– 2.76%	Apr. 2011 –
*1	Straight Bonds	Jan. 2004– Mar. 2004	459,472 [—] (US$3,000,000 thousand) (EUR 750,000 thousand)	3,911,400 [—]	4.75%– 8.37%	Apr. 2014 –
*2	Straight Bonds	Jul. 1997– Apr. 2001	16,000 [—]	136,205 [—]	1.31%– 3.50%	Apr. 2011 – Jul. 2012
*3	Straight Bonds	Sep. 1996– Sep. 2004	449,821 [21,500] (US$110,000 thousand)	3,829,248 [183,025]	0.29%– 5.77%	Sep. 2006 –
*4	Straight Bonds	Jul. 1995– Sep. 2005	623,056 [—] (US$760,001 thousand) (EUR 65,000 thousand)	5,303,959 [—]	0.42%– 8.62%	Jul. 2007 –
*5	Straight Bonds	Jun. 1996– Mar. 2006	343,948 [20,646] (US$75,465 thousand) (EUR25,014 thousand)	2,927,966 [175,759]	0.00%– 14.90%	Apr. 2006 – Mar. 2036
Total			**¥ 2,488,498**	**$ 21,184,116**		

Notes: 1. Figures indicated in brackets [] represent the amounts to be redeemed within one year.

2. The amounts of foreign currencies denominated bonds are shown in original currencies in parentheses ().

3. Repayments for Bonds and Notes are scheduled for the next five years as follows:

Fiscal year ending March 31, 2007 ¥ 42,146 million ($ 358,784 thousand)
2008 ¥ 55,357 million ($ 471,246 thousand)
2009 ¥ 22,291 million ($ 189,763 thousand)
2010 ¥ 56,433 million ($ 480,404 thousand)
2011 ¥125,717 million ($1,070,208 thousand)

4. Bonds and Notes at March 31, 2006 included subordinated bonds and notes of ¥2,143,962 million ($18,251,149 thousand).

5. No collateral was provided for the above bonds and notes.

*1 indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Financial Group (Cayman) Limited.
*2 indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho TB (Aruba) A.E.C.
*3 indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Finance (Aruba) A.E.C.
*4 indicates the total amount of straight bonds issued by the overseas consolidated subsidiaries, Mizuho Finance (Cayman) Limited and Mizuho Finance (Curaçao) N.V.
*5 indicates the total amount of straight bonds issued by the domestic consolidated subsidiary, MHSC, and the overseas consolidated subsidiary, Mizuho International plc.

Major components of Bonds and Notes at March 31, 2005 were as follows:

Issuer	Description	Issue	Millions of yen	Interest rates	Due
MHCB	Straight Bonds	Sep. 1997– Aug. 2004	¥ 123,100	2.10%–3.00%	Nov. 2012 – Aug. 2014
MHBK	Straight Bonds	Sep. 2004– Mar. 2005	159,300	0.48%–2.09%	Sep. 2014 –
MHTB	Straight Bonds	Dec. 2000– Mar. 2005	104,100	1.06%–2.76%	Dec. 2010 –
*1	Straight Bonds	Jan. 2004– Mar. 2004	426,366 (US$3,000,000 thousand) (EUR 750,000 thousand)	4.75%–8.37%	Apr. 2014 –
*2	Straight Bonds	Dec. 1995– Apr. 2001	79,100	0.56%–3.59%	Apr. 2010 – Jul. 2012
*3	Straight Bonds	Feb. 1995– Sep. 2004	628,915 (US$110,000 thousand)	0.00%–5.10%	Dec. 2005 –
*4	Straight Bonds	Jun. 1995– Jul. 2004	598,226 (US$1,049,959 thousand)	0.36%–8.80%	Feb. 2007 –
*5	Straight Bonds	Jun. 1996– Mar. 2005	237,864 (US$43,956 thousand) (EUR25,037 thousand)	0.05%–7.50%	Apr. 2005 – Dec. 2034
Total			¥ 2,356,972		

Notes: 1. The amount of foreign currency denominated bonds is shown in the original currencies in parentheses ().
2. Bonds and Notes at March 31, 2005 included subordinated bonds and notes of ¥2,118,575 million.
3. No collateral was provided for the above bonds and notes.
*1 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Financial Group (Cayman) Limited.
*2 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho TB (Aruba) A.E.C.
*3 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiary, Mizuho Finance (Aruba) A.E.C.
*4 Indicates the total amount of straight bonds issued by the overseas consolidated subsidiaries, Mizuho Finance (Cayman) Limited and Mizuho Finance (Curaçao) N.V.
*5 Indicates the total amount of straight bonds issued by MHSC and the overseas consolidated subsidiaries, Mizuho Corporate Asia (HK) Limited and Mizuho International plc.

20. Other Liabilities

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Derivatives	¥ 1,969,985	¥ 1,742,862	$ 16,770,117
Accrued Expenses	220,181	204,793	1,874,367
Unearned Income	159,015	136,509	1,353,670
Income Taxes Payable	52,386	43,308	445,957
Other	2,981,362	2,965,147	25,379,776
Total	¥ 5,382,931	¥ 5,092,621	$ 45,823,887

21. Reserve for Employee Retirement Benefits

(1) MHFG and domestic consolidated subsidiaries adopt the Corporate Pension Fund Plans ("Kigyo Nenkin Kikin Seido"), the Tax-qualified Pension Plans ("Tekikaku-Taishoku-Nenkin Seido"), and the Termination Allowance Plans ("Taishoku Ichijikin Seido") as Defined-Benefit Corporate Pension Plans.

In April 2005, MHFG and certain domestic consolidated subsidiaries established Defined-Contribution Pension Plans.

On July 1, 2005, a certain domestic consolidated subsidiary received an approval for an exemption from payments of benefits related to past employee services in respect of the substitutional portion of its pension fund from the Minister of Health, Labor and Welfare, based on the Law Concerning Defined Benefit Corporate Pension Plans.

In addition, certain domestic consolidated subsidiaries established employee retirement benefit trusts.

(2) Reserve for Employee Retirement Benefits was reconciled as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Projected Benefit Obligations	¥ 1,129,260	¥ 1,117,907	$ 9,613,183
Plan Assets	(1,849,534)	(1,381,356)	(15,744,739)
Unfunded Projected Benefit Obligations	(720,273)	(263,448)	(6,131,556)
Unrecognized Actuarial Differences	174,646	(287,633)	1,486,733
Net Amounts	(545,627)	(551,082)	(4,644,823)
Prepaid Pension Cost	584,244	588,219	4,973,562
Reserve for Employee Retirement Benefits	**¥ 38,616**	**¥ 37,137**	**$ 328,739**

Notes: 1. The above Projected Benefit Obligations do not include additional retirement benefits paid to employees.
2. The above Projected Benefit Obligations include the amount measured by certain consolidated subsidiaries under the non-actuarial method.

(3) Breakdown of Retirement Benefit Expenses was as follows:

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31,	2006	2005	2006
Service Cost	¥ 21,936	¥ 23,970	$ 186,745
Interest Cost	27,590	28,282	234,874
Expected Return on Plan Assets	(50,622)	(46,672)	(430,938)
Gains on Plan Amendment (Amortization of Prior Service Cost)	(451)	(3,430)	(3,842)
Amortization of Unrecognized Actuarial Differences	44,294	39,939	377,067
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	—	24,550	—
Other (such as additional retirement benefits)	23,414	5,109	199,325
Net Retirement Benefit Expenses	**66,162**	**71,748**	**563,231**
Gains on return of substitutional portion of pension fund related to past employee services	(1,216)	—	(10,352)
Net Expenses related to Retirement Benefits	**¥ 64,946**	**¥ 71,748**	**$ 552,879**

Notes: 1. The amount of employee contribution to Mizuho Pension Fund is deducted from Service cost.
2. Retirement benefit expenses of some consolidated subsidiaries which adopt the non-actuarial method for calculating projected benefit obligations are included in Service Cost in full.
3. Other at March 31, 2006 includes adjustment of ¥14,473 million ($123,209 thousand) resulting from a review of the method used to calculate employee retirement benefits at the beginning of the fiscal year.

(4) Assumptions used in calculation of the above information were as follows:

	2006	2005
Discount Rate	mainly 2.5%	mainly 2.5%
Expected Rate of Return on Plan Assets	mainly 3.6%	mainly 3.4%
Method of Attributing the Projected Benefits to Periods of Service	Straight-line basis	Straight-line basis
Prior Service Cost	Charged to Income (Loss) in the year	Charged to Income (Loss) in the year
Amortization of Unrecognized Actuarial Differences	Primarily 10-12 years	Primarily 10-12 years
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	—	Primarily 5 years

22. Reserves under Special Laws

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Reserve for Contingent Liabilities from Securities Transactions	¥ 2,268	¥ 1,750	$ 19,315
Reserve for Contingent Liabilities from Futures Transactions	83	83	710
Total	**¥ 2,352**	**¥ 1,834**	**$ 20,025**

23. Acceptances and Guarantees

(1) All commitments and contingent liabilities of a material nature resulting from guarantees or otherwise are included in the contra-accounts Acceptances and Guarantees and Customers' Liabilities for Acceptances and Guarantees.
The outstanding balances of the accounts were as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Guarantees	¥ 5,415,858	¥ 3,837,617	$ 46,104,188
Letters of Credit	132,876	82,868	1,131,148
Acceptances	8,194	7,690	69,759
Total	**¥ 5,556,929**	**¥ 3,928,176**	**$ 47,305,095**

Note: Effective the fiscal year ended March 31, 2006, Acceptances and Guarantees, and Customers' Liabilities for Acceptances and Guarantees include those of certain domestic banking subsidiaries against bonds held by these subsidiaries.

(2) The principal amounts promised to be indemnified for money trusts and loan trusts, which are entrusted to domestic consolidated trust banking subsidiaries, were ¥1,008,955 million ($8,589,046 thousand) and ¥340,605 million ($2,899,511 thousand) as of March 31, 2006, respectively, and ¥812,747 million and ¥708,684 million as of March 31, 2005, respectively.

24. Revaluation of Land

In accordance with the Land Revaluation Law, land used for business operations of domestic consolidated banking subsidiaries was revalued on March 31, 1998. In accordance with Article 2-4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998), the revaluation was performed by the method of calculating the value along with reasonable adjustments, such as for the condition of the land.

The income tax on the entire excess of revaluation is included in Deferred Tax Liabilities for Revaluation Reserve for Land, and the remainder, net of Taxes, is stated as Revaluation Reserve for Land in Shareholders' Equity.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥186,648 million ($1,588,900 thousand) and ¥222,110 million as of March 31, 2006 and 2005, respectively.

25. Common Stock and Preferred Stock

Common Stock and Preferred Stock at March 31, 2006 and 2005 were as follows:

As of March 31, 2006 Class of stock	Number of shares Authorized	 Issued and outstanding	Per share (Yen) Interim cash dividend	 Year-end cash dividend	 Liquidation value	Convertible or not	With redemption or not
Common Stock	25,000,000	12,003,995.49	¥ —	¥ 4,000	¥ —	No	No
Fourth Series Class IV Preferred Stock	150,000	150,000	—	47,600	2,000,000	No	Yes
Sixth Series Class VI Preferred Stock	150,000	150,000	—	42,000	2,000,000	No	Yes
Seventh Series Class VII Preferred Stock	/	/	—	/	/	/	/
Eleventh Series Class XI Preferred Stock	1,398,500	943,740	—	20,000	1,000,000	Yes	No
Thirteenth Series Class XIII Preferred Stock	1,500,000	36,690	—	30,000	1,000,000	No	Yes

Notes: 1.Treasury Stock and stocks held by subsidiaries and affiliates are not excluded. The numbers are as follows:
Common Stock 396 thousand shares
2.The total number of shares of Class XII Preferred Stock, which are authorized to be issued, is 1,500,000.

As of March 31, 2005 Class of stock	Number of shares Authorized	 Issued and outstanding	Per share (Yen) Interim cash dividend	 Year-end cash dividend	 Liquidation value	Convertible or not	With redemption or not
Common Stock	25,000,000	12,003,995.49	¥ —	¥ 3,500	¥ —	No	No
Second Series Class II Preferred Stock	100,000	100,000	—	8,200	2,000,000	Yes	No
Third Series Class III Preferred Stock	100,000	100,000	—	14,000	2,000,000	Yes	No
Fourth Series Class IV Preferred Stock	150,000	150,000	—	47,600	2,000,000	No	Yes
Sixth Series Class VI Preferred Stock	150,000	150,000	—	42,000	2,000,000	No	Yes
Seventh Series Class VII Preferred Stock	125,000	125,000	—	11,000	2,000,000	Yes	Yes
Eighth Series Class VIII Preferred Stock	125,000	125,000	—	8,000	2,000,000	Yes	Yes
Ninth Series Class IX Preferred Stock	33,000	33,000	—	—	1,250,000	Yes	No
Tenth Series Class X Preferred Stock	140,000	140,000	—	5,380	1,250,000	Yes	No
Eleventh Series Class XI Preferred Stock	1,398,500	943,740	—	20,000	1,000,000	Yes	No
Twelfth Series Class XI Preferred Stock		—	—	/	/	/	/
Thirteenth Series Class XIII Preferred Stock	1,500,000	36,690	—	30,000	1,000,000	No	Yes

Notes: 1.Treasury Stock and stocks held by subsidiaries and affiliates are not excluded. The numbers are as follows:
Common Stock 1,158 thousand shares
Preferred Stock 137 thousand shares
2.The total number of shares of Class XII Preferred Stock, which are authorized to be issued, is 1,500,000.

Holders or registered pledgees of preferred stock are entitled to receive annual dividends, and distribution of residual assets of MHFG, as set out above as liquidation value per share in priority to holders of common stock but *pari passu* among themselves. MHFG may pay up to one-half of the annual dividend payable on each class of preferred stock as an interim dividend. Dividends on the preferred stock are not cumulative. Holders of preferred stock are not entitled to vote at a general meeting of shareholders except where the articles of incorporation entitle holders of preferred stock to vote.

Class IV Preferred Stock, Class VI Preferred Stock, and Class XIII Preferred Stock are callable (in full or in part) at the option of the issuer after August 1, 2004, April 1, 2004, and April 1, 2013, respectively. Call prices are the sum of the liquidation value per share and the accrued dividend for each class of preferred stock. Accrued dividend is calculated on a daily basis starting on the first day of the fiscal period in which the call date belongs and ending on the call date. If an interim dividend is paid during that fiscal period, the amount of this interim dividend will be subtracted from the accrued dividend.

Class XI Preferred Stock is convertible into common stock at the option of the holder. Material terms and conditions of conversion are as follows:

	Conversion period*1	Conversion ratio*2
Eleventh Series Class XI Preferred Stock	July 1, 2008 to June 30, 2016	¥1,000,000 / (conversion price), where the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the Tokyo Stock Exchange (the "TSE") for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2008 and (y) ¥50,000; to be reset on July 1 of each year between 2009 and 2015 (each, a "Reset Date") as ¥1,000,000 / (conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than 60% of the initial conversion price or ¥50,000.

Notes: 1. If the date to determine the shareholders entitled to exercise their voting rights at a general meeting of the shareholders of MHFG (the "Record Date") is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.
2. Subject to adjustment, where issuance or disposal by MHFG of common stock for a price below the "current market price," a stock split, issuance of securities convertible into common stock at a price below the "current market price" at the time of issuance thereof or determination of the conversion price thereof, merger or amalgamation, or a capital decrease or stock consolidation occurs and in certain other circumstances.

Each share of preferred stock which has not been converted as described above by the end of the relevant conversion period will be converted into common stock on the day following the end of the conversion period on the following terms:

	Conversion date	Conversion ratio
Eleventh Series Class XI Preferred Stock	July 1, 2016	¥1,000,000 / (current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2016, provided that the current market price shall not be less than 60% of the initial conversion price or ¥50,000.

26. Interest Income and Interest Expenses

For the Fiscal Years ended March 31,	Millions of yen 2006	2005	Thousands of U.S. dollars 2006
Interest Income:			
Loans and Bills Discounted	¥ 1,071,892	¥ 1,065,198	$ 9,124,815
Securities	456,749	290,665	3,888,226
Call Loans and Bills Purchased	9,981	5,082	84,973
Due from Banks	50,844	29,738	432,827
Receivables under Resale Agreements	260,132	110,248	2,214,460
Guarantee Deposits Paid under Securities Borrowing Transactions	3,819	3,612	32,513
Other Interest Income	81,628	79,869	694,892
Total	**1,935,048**	**1,584,415**	**16,472,706**
Interest Expenses:			
Deposits	273,085	125,969	2,324,725
Debentures	48,208	68,669	410,387
Call Money and Bills Sold	6,402	2,922	54,502
Payables under Repurchase Agreements	383,156	154,003	3,261,737
Guarantee Deposits Received under Securities Lending Transactions	24,274	12,754	206,648
Commercial Paper	292	1,033	2,486
Borrowed Money	23,258	26,594	197,997
Short-term Bonds	2,258	35	19,228
Bonds and Notes	70,048	65,299	596,309
Other Interest Expenses	41,418	20,702	352,586
Total	**872,403**	**477,983**	**7,426,605**
Net	**¥ 1,062,645**	**¥ 1,106,432**	**$ 9,046,101**

27. Trading Income and Trading Expenses

For the Fiscal Years ended March 31,	Millions of yen 2006	2005	Thousands of U.S. dollars 2006
Trading Income:			
Net Gains on Trading Securities	¥ 149,487	¥ 101,965	$ 1,272,556
Net Gains on Derivatives for Trading Transactions	61,542	63,094	523,902
Total	**211,029**	**165,059**	**1,796,458**
Trading Expenses:			
Net Losses on Trading Securities	6,088	—	51,830
Total	**6,088**	—	**51,830**
Net	**¥ 204,941**	**¥ 165,059**	**$ 1,744,628**

28. Other Operating Income

For the Fiscal Years ended March 31,	Millions of yen 2006	2005	Thousands of U.S. dollars 2006
Gains on Foreign Exchange Transactions	¥ 220,788	¥ 157,858	$ 1,879,534
Gains on Sales of Bonds	70,818	99,860	602,869
Other	62,874	83,786	535,235
Total	**¥ 354,481**	**¥ 341,506**	**$ 3,017,638**

29. Other Operating Expenses

For the Fiscal Years ended March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Losses on Sales of Bonds	¥ 104,929	¥ 66,462	$ 893,246
Losses on Devaluation of Bonds	75,866	1,337	645,834
Expenses on Derivatives other than for Trading or Hedging	15,587	26,530	132,691
Amortization of Debenture Issuance Costs	164	242	1,400
Other	57,861	61,207	492,561
Total	¥ 254,408	¥ 155,781	$ 2,165,732

30. Other Income

For the Fiscal Year ended March 31, 2006	Millions of yen 2006	Thousands of U.S. dollars 2006
Gains on sales of stock	¥ 230,470	$ 1,961,954
Reversal of reserve for possible losses on loans	142,249	1,210,940
Gains on disposition of investments in subsidiaries	42,437	361,259
Gains on disposition of premises and equipment	22,153	188,589
Recovery on written-off loans	5,342	45,477
Gains on return of substitutional portion of pension fund related to past employee services	1,216	10,352
Reversal of reserve for contingent liabilities from future transactions	0	0
Other	58,343	496,670
Total	¥ 502,212	$ 4,275,241

For the Fiscal Year ended March 31, 2005	Millions of yen 2005
Gains on sales of stock	¥ 276,772
Reversal of reserves for possible losses on loans	143,215
Reversal of reserve for contingencies (Note)	131,159
Interest on the refund of provisional tax payments (Note)	102,105
Gains on disposition of premises and equipment	29,501
Recovery on written-off loans	7,054
Other	45,488
Total	¥ 735,297

Note: Resulting from a ruling by the Supreme Court in favor of the petition of a certain domestic subsidiary for rescission of a correction notice from the Tokyo Regional Taxation Bureau.

31. Other Expenses

For the Fiscal Year ended March 31, 2006	Millions of yen 2006	Thousands of U.S. dollars 2006
Losses on sales of bonds related to Japanese Government Bonds etc., resulting from revisions of the bond portfolio strategies	¥ 85,305	$ 726,187
Loss resulting from the placement of an erroneous order by a certain domestic securities subsidiary	40,739	346,812
Write-offs of loans	37,187	316,574
Provision for reserve for contingencies	35,459	301,861
Losses on devaluation of stocks	29,936	254,841
Losses on impairment of fixed assets	22,360	190,352
Loss on a decline in the value in use of software used at domestic trust banking subsidiaries as a result of revising system strategies (Note)	18,996	161,712
Losses on disposition of premises and equipment	18,429	156,889
Adjustment resulting from a review of the method used to calculate employee retirement benefits at the beginning of the fiscal year	14,473	123,209
Provision for reserve for contingent liabilities from securities transactions	543	4,625
Other	125,833	1,071,197
Total	**¥ 429,265**	**$ 3,654,259**

Note: The losses of domestic trust banking subsidiaries were incurred from an appropriate reduction in the amount of software assets booked on reconsideration of possible significant declines in their value in use arising from a shorter-than-estimated useful life. The reduction was made for long-term use software relevant to the operating of the domestic trust banking subsidiaries, in the process of revision and reorganization of system development and operating systems among consolidated group companies aiming to ensure mobility in system strategies, reflecting a faster trend in the timing of abolition and replacement than originally planned at initial development because of noticeable changes in the operating environment, system technology and system usage environment in the current trust banking sector.

For the Fiscal Year ended March 31, 2005	Millions of yen 2005
Write-offs of loans	¥ 161,461
Impairment of fixed assets	67,143
Write-offs of deferred hedge losses	67,089
Losses on sales of loans	61,921
Valuation losses on investments in subsidiaries	59,666
Expenses on IT system integration and losses on disposal of software	55,509
Losses on devaluation of stock	48,752
Amortization of unrecognized net obligation at date of initial application of the new accounting standard for employee retirement benefits	24,550
Losses on disposition of premises and equipment	24,167
Effect of applying the fair-value hedge method	14,412
Other	109,313
Total	**¥ 693,989**

32. Losses on Impairment of Fixed Assets

The differences between the recoverable amount and the book value of the following assets were recognized as Losses on Impairment of Fixed Assets:

For the Fiscal Year ended March 31, 2006

Area	Principal purpose of use		Type	Millions of yen	Thousands of U.S. dollars
Tokyo	Branch premises to be closed	12 branches			
Metropolitan Area	Idle assets	85 items	Land and premises, etc.	¥ 11,387	$ 96,939
	Assets to be disposed of				
Other	Branch premises to be closed	9 branches			
	Idle assets	105 items	Land and premises, etc.	10,973	93,413
	Assets to be disposed of				

For the Fiscal Year ended March 31, 2005

Area	Principal purpose of use		Type	Millions of yen
Tokyo	Branch premises to be closed	40 branches		
Metropolitan Area	Idle assets	108 items	Land and premises, etc.	¥ 44,096
	Assets to be disposed of			
Other	Branch premises	1 branch		
	Branch premises to be closed	5 branches	Land and premises, etc.	23,047
	Idle assets	118 items		

33. Cash Flows

Cash and Cash Equivalents on the consolidated statements of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheets as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Cash and Due from Banks	¥ 5,016,216	¥ 6,808,965	$ 42,702,105
Less: Due from Banks excluding due from Central Banks	(1,628,286)	(1,206,902)	(13,861,301)
Cash and Cash Equivalents	¥ 3,387,929	¥ 5,602,062	$ 28,840,804

34. Lease Transactions

Finance Leases (Lessees)

The Acquisition Cost Equivalents, Accumulated Depreciation Equivalents and Book Value Equivalents relating to finance lease transactions accounted for as operating leases were summarized as follows:

	Millions of yen					
	2006			2005		
At March 31,	Equipment	Others	Total	Equipment	Others	Total
Acquisition Cost Equivalents	¥ 51,953	¥ 2,697	¥ 54,650	¥ 52,375	¥ 3,353	¥ 55,729
Accumulated Depreciation Equivalents	(33,329)	(1,949)	(35,278)	(29,826)	(2,251)	(32,078)
Book Value Equivalents	¥ 18,624	¥ 747	¥ 19,371	¥ 22,548	¥ 1,101	¥ 23,650

	Thousands of U.S. dollars		
	2006		
At March 31,	Equipment	Others	Total
Acquisition Cost Equivalents	$ 442,273	$ 22,959	$ 465,232
Accumulated Depreciation Equivalents	(283,728)	(16,595)	(300,323)
Book Value Equivalents	$ 158,545	$ 6,364	$ 164,909

Future lease payments subsequent to the end of the fiscal year for finance leases accounted for as operating leases (including the interest portion thereon) were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Due in One Year or Less	¥ 9,166	¥ 10,019	$ 78,031
Due after One Year	20,933	23,665	178,207
Total	**¥ 30,100**	**¥ 33,684**	**$ 256,238**

Lease expense, depreciation equivalents and interest expense equivalents relating to finance leases accounted for as operating leases amounted to ¥11,507 million ($97,959 thousand), ¥11,482 million ($97,752 thousand), and ¥989 million ($8,427 thousand), respectively for the fiscal year ended March 31, 2006, and ¥15,503 million, ¥15,297 million, and ¥1,209 million, respectively, for the fiscal year ended March 31, 2005.

Notes: 1. The computing method for the amount of depreciation equivalents is as follows:
Depreciation equivalents are calculated by the declining-balance method, computed by multiplying the amounts by 10/9, which itself is computed assuming that the useful life is the lease term and that the residual value at the end of the lease term is 10% of the acquisition cost.
2. The computing method for the amount of interest expenses equivalents is as follows:
The amounts are defined as the difference between total lease payments and acquisition cost equivalents, which are allocated over the lease term by the interest method.

Operating Leases

The future lease payments subsequent to the end of the fiscal year for operating lease transactions were summarized as follows:

Lessees:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Due in One Year or Less	¥ 34,465	¥ 25,313	$ 293,398
Due after One Year	148,193	135,669	1,261,546
Total	**¥ 182,659**	**¥ 160,983**	**$ 1,554,944**

Lessors:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Due in One Year or Less	¥ 1,297	¥ —	$ 11,044
Due after One Year	6,144	—	52,308
Total	**¥ 7,441**	**¥ —**	**$ 63,352**

35. Deferred Tax Assets and Liabilities

Deferred Tax Assets and Liabilities consisted of the following:

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Deferred Tax Assets:			
Tax Losses Carried Forward	¥ 1,823,707	¥ 1,920,951	$ 15,524,878
Devaluation of Securities	343,742	1,007,619	2,926,214
Reserves for Possible Losses on Loans	402,547	580,593	3,426,810
Securities Contributed to Employee Retirement Benefit Trust	222,352	218,536	1,892,844
Other	328,244	287,145	2,794,281
Deferred Tax Assets Subtotal:	3,120,593	4,014,846	26,565,027
Valuation Allowance	(1,652,098)	(2,354,894)	(14,064,002)
Total	**¥ 1,468,495**	**¥ 1,659,951**	**$ 12,501,025**
Deferred Tax Liabilities:			
Prepaid Pension Cost	¥ (219,091)	¥ (221,835)	$ (1,865,084)
Net Unrealized Gains on Other Securities	(872,696)	(377,963)	(7,429,102)
Other	(80,982)	(57,262)	(689,391)
Total	**¥ (1,172,770)**	**¥ (657,061)**	**$ (9,983,577)**
Net Deferred Tax Assets	**¥ 295,724**	**¥ 1,002,890**	**$ 2,517,448**

Balances reported on the Consolidated Balance Sheets:

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Deferred Tax Assets	¥ 423,572	¥ 1,036,907	$ 3,605,790
Deferred Tax Liabilities	(127,847)	(34,016)	(1,088,342)
Net Deferred Tax Assets	**¥ 295,724**	**¥ 1,002,890**	**$ 2,517,448**

MHFG and domestic subsidiaries are subject to a number of different income taxes.

For the Fiscal Years ended March 31, 2006 and 2005, the reconciliation of the statutory tax rate of MHFG to the effective income tax rate was as follows.

For the Fiscal Year ended March 31, 2006	2006
Statutory tax rate	**40.69 %**
Adjustment	
Reversal of temporary differences related to investments in financial subsidiaries for corporate revitalization due to mergers	70.91
Change in valuation allowance	(74.38)
Permanent differences (e.g. cash dividends received)	(12.18)
Other	0.37
Effective income tax rate	**25.41 %**

For the Fiscal Year ended March 31, 2005	2005
Statutory tax rate	**40.69 %**
Adjustments	
Effect of a ruling in favor of the petition for rescission of a correction notice from the Tokyo Regional Taxation Bureau	(6.27)
Changes in valuation allowance	(4.99)
Permanent differences (e.g. cash dividends received)	(1.59)
Other	(0.78)
Effective income tax rate	**27.04 %**

36. Segment Information

(1) Segment Information by Type of Business

Segment information by type of business at March 31, 2006 and 2005 and for the fiscal years ended March 31, 2006 and 2005 was as follows:

Millions of yen

2006 Type of Business	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets	Depreciation Expense	Losses on Impairment of Fixed Assets	Capital Expenditure
Banking Business	¥ 2,813,124	¥ 24,379	¥ 2,837,503	¥ 2,121,573	¥ 715,930	¥ 132,767,641	¥ 99,927	¥ 21,725	¥ 154,988
Securities Business	558,830	48,741	607,572	438,404	169,167	19,998,986	9,134	390	11,302
Other	185,594	115,480	301,075	258,502	42,572	1,160,564	10,355	244	13,479
Total	**3,557,549**	**188,600**	**3,746,150**	**2,818,479**	**927,670**	**153,927,192**	**119,417**	**22,360**	**179,770**
Elimination	—	(188,600)	(188,600)	(181,999)	(6,601)	(4,314,398)	—	—	—
Consolidated Results	**¥ 3,557,549**	**¥ —**	**¥ 3,557,549**	**¥ 2,636,480**	**¥ 921,069**	**¥ 149,612,794**	**¥ 119,417**	**¥ 22,360**	**¥ 179,770**

Millions of yen

2005 Type of Business	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets	Depreciation Expense	Losses on Impairment of Fixed Assets	Capital Expenditure
Banking Business	¥ 2,509,411	¥ 13,452	¥ 2,522,864	¥ 2,031,898	¥ 490,965	¥ 126,488,096	¥ 111,499	¥ 64,895	¥ 202,937
Securities Business	344,439	27,139	371,578	264,333	107,245	18,453,700	8,775	2,135	12,783
Other	185,334	106,538	291,872	228,229	63,643	1,243,822	9,291	112	10,871
Total	**3,039,186**	**147,129**	**3,186,315**	**2,524,461**	**661,854**	**146,185,618**	**129,567**	**67,143**	**226,592**
Elimination	—	(147,129)	(147,129)	(142,734)	(4,394)	(3,109,382)	—	—	—
Consolidated Results	**¥ 3,039,186**	**¥ —**	**¥ 3,039,186**	**¥ 2,381,726**	**¥ 657,459**	**¥ 143,076,236**	**¥ 129,567**	**¥ 67,143**	**¥ 226,592**

Thousands of U.S. dollars

2006 Type of Business	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets	Depreciation Expense	Losses on Impairment of Fixed Assets	Capital Expenditure
Banking Business	$23,947,599	$ 207,535	$24,155,134	$18,060,555	$6,094,579	$1,130,225,942	$ 850,664	$ 184,943	$1,319,391
Securities Business	4,757,220	414,928	5,172,148	3,732,054	1,440,094	170,247,611	77,757	3,324	96,216
Other	1,579,934	983,061	2,562,995	2,200,580	362,415	9,879,664	88,158	2,085	114,746
Total	**30,284,753**	**1,605,524**	**31,890,277**	**23,993,189**	**7,897,088**	**1,310,353,217**	**1,016,579**	**190,352**	**1,530,353**
Elimination	—	(1,605,524)	(1,605,524)	(1,549,326)	(56,198)	(36,727,659)	—	—	—
Consolidated Results	**$30,284,753**	**$ —**	**$30,284,753**	**$22,443,863**	**$7,840,890**	**$1,273,625,558**	**$1,016,579**	**$ 190,352**	**$1,530,353**

Notes: 1. Ordinary Income represents Total Income less certain special income, and Ordinary Expenses represent Total Expenses less certain special expenses.
2. Ordinary Profits represent Ordinary Income less Ordinary Expenses.
3. Major components of type of business are as follows:
(1) Banking Business; banking and trust banking business
(2) Securities Business; securities business
(3) Others; investment advisory business and other

(2) Segment Information by Geographic Area

Segment information by geographic area at March 31, 2006 and 2005 and for the fiscal years ended March 31, 2006 and 2005 was as follows:

Millions of yen

2006 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets
Japan	¥ 2,724,307	¥ 52,129	¥ 2,776,437	¥ 2,014,512	¥ 761,925	¥ 134,979,559
Americas	413,195	118,943	532,139	451,753	80,385	13,610,516
Europe	314,021	59,183	373,205	293,742	79,462	10,587,137
Asia / Oceania excluding Japan	106,025	40,604	146,629	113,076	33,552	5,790,487
Total	3,557,549	270,861	3,828,411	2,873,084	955,326	164,967,701
Elimination	—	(270,861)	(270,861)	(236,603)	(34,257)	(15,354,907)
Consolidated Results	¥ 3,557,549	¥ —	¥ 3,557,549	¥ 2,636,480	¥ 921,069	¥ 149,612,794

Millions of yen

2005 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets
Japan	¥ 2,591,325	¥ 46,268	¥ 2,637,593	¥ 2,048,630	¥ 588,963	¥ 132,776,520
Americas	197,894	115,641	313,536	246,115	67,420	12,391,021
Europe	177,012	19,296	196,308	181,478	14,830	6,916,115
Asia / Oceania excluding Japan	72,952	11,724	84,677	64,577	20,099	4,501,289
Total	3,039,186	192,930	3,232,116	2,540,802	691,313	156,584,945
Elimination	—	(192,930)	(192,930)	(159,076)	(33,853)	(13,508,709)
Consolidated Results	¥ 3,039,186	¥ —	¥ 3,039,186	¥ 2,381,726	¥ 657,459	¥ 143,076,236

Thousands of U.S. dollars

2006 Geographic Area	Ordinary Income from Outside Customers	Inter-segment Ordinary Income	Ordinary Income	Ordinary Expenses	Ordinary Profits	Total Assets
Japan	$ 23,191,519	$ 443,773	$ 23,635,292	$ 17,149,165	$ 6,486,127	$1,149,055,585
Americas	3,517,455	1,012,546	4,530,001	3,845,692	684,309	115,863,767
Europe	2,673,208	503,817	3,177,025	2,500,572	676,453	90,126,312
Asia / Oceania excluding Japan	902,571	345,655	1,248,226	962,596	285,630	49,293,331
Total	30,284,753	2,305,791	32,590,544	24,458,025	8,132,519	1,404,338,995
Elimination	—	(2,305,791)	(2,305,791)	(2,014,162)	(291,629)	(130,713,437)
Consolidated Results	$ 30,284,753	$ —	$ 30,284,753	$ 22,443,863	$ 7,840,890	$1,273,625,558

Notes: 1. Ordinary Income represents Total Income less certain special income, and Ordinary Expenses represent Total Expenses less certain special expenses.
2. Ordinary Profits represent Ordinary Income less Ordinary Expenses.
3. Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations.
4. Americas includes the United States of America and Canada. Europe includes the United Kingdom. Asia / Oceania includes Hong Kong and the Republic of Singapore.

(3) Ordinary Income from Overseas Entities

Ordinary Income from Overseas Entities for the fiscal years ended March 31, 2006 and 2005 consisted of the following:

For the Fiscal Years ended March 31,	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Ordinary Income of Overseas Entities	¥ 833,242	¥ 447,860	$ 7,093,234
Total Ordinary Income	3,557,549	3,039,186	30,284,753
Ordinary Income of Overseas Entities' Ratio	23.4%	14.7%	/

Notes: 1. Ordinary Income of overseas entities represents Ordinary Income recorded by overseas branches of MHCB and otheroverseas subsidiaries excluding Inter-segment Ordinary Income.

2. Segment information on Ordinary Income from overseas entities is not presented as no such information is compiled.

37. Subsequent Events

Appropriation of Retained Earnings

The following Appropriation of Retained Earnings was approved at the ordinary general meeting of shareholders held on June 27, 2006.

		Millions of yen	Thousands of U.S. dollars
Cash Dividends:			
Fourth Series Class IV Preferred Stock	¥ 47,600 per Share	7,140	60,781
Sixth Series Class VI Preferred Stock	¥ 42,000 per Share	6,300	53,631
Eleventh Series Class XI Preferred Stock	¥ 20,000 per Share	18,874	160,678
Thirteenth Series Class XIII Preferred Stock	¥ 30,000 per Share	1,100	9,370
Common Stock	¥ 4,000 per Share	48,005	408,662

38. Fair Value of Securities and Money Held in Trust

The following tables contain information relating to "Securities," Trading Securities, Securities Held to Hedge Trading Transactions, Negotiable Certificates of Deposit, Commercial Paper and other in "Trading Assets," Negotiable Certificates of Deposit in "Cash and Due from Banks," certain "Other Debt Purchased," certain "Other Assets,"and "Money Held in Trust."

Millions of yen

		Gross unrealized		
At March 31, 2006	Acquisition cost	Gains	Losses	Fair value
Bonds Held-to-Maturity:	¥ 1,536,148	¥ 96	¥ 15,767	¥ 1,520,477
Japanese Government Bonds	1,168,205	96	4,510	1,163,791
Japanese Local Government Bonds	51,435	—	354	51,081
Other	316,508	—	10,902	305,605
Other Securities*2:	30,285,281	2,575,989*4	426,256*4	32,435,013
Stocks*3	2,991,184	2,492,771	30,391	5,453,564
Bonds:	20,369,983	1,166	261,790	20,109,359
Japanese Government Bonds	19,546,824	280	250,683	19,296,422
Japanese Local Government Bonds	120,980	479	2,494	118,965
Japanese Short-term Bonds	5,383	0	0	5,383
Japanese Corporate Bonds	696,795	406	8,613	688,588
Other	6,924,113	82,050	134,074	6,872,089
Money Held in Trust				
Other Money Held in Trust	584	—	—	584

Millions of yen

		Gross unrealized		
At March 31, 2005	Acquisition cost	Gains	Losses	Fair value
Bonds Held-to-Maturity:	¥ 1,459,567	¥ 7,192	¥ 5,954	¥ 1,460,805
Japanese Government Bonds	1,117,495	6,622	—	1,124,118
Japanese Local Government Bonds	52,911	570	—	53,482
Other	289,159	—	5,954	283,204
Other Securities*2:	30,554,509	1,232,628*4	235,927*4	31,551,210
Stocks*3	3,087,917	1,174,385	64,780	4,197,523
Bonds:	22,170,287	15,873	92,092	22,094,068
Japanese Government Bonds	21,615,580	9,891	91,131	21,534,341
Japanese Local Government Bonds	89,433	2,144	354	91,222
Japanese Short-term Bonds	2,999	—	0	2,999
Japanese Corporate Bonds	462,273	3,837	606	465,505
Other	5,296,303	42,369	79,054	5,259,618
Money Held in Trust				
Other Money Held in Trust	169	—	—	169

At March 31, 2006	Acquisition cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
	Thousands of U.S. dollars			
Bonds Held-to-Maturity:	$ 13,076,947	$ 821	$ 134,227	$ 12,943,541
Japanese Government Bonds	9,944,713	821	38,400	9,907,134
Japanese Local Government Bonds	437,859	—	3,014	434,845
Other	2,694,375	—	92,813	2,601,562
Other Securities*2:	257,812,904	21,928,910*4	3,628,645*4	276,113,169
Stocks*3	25,463,394	21,220,496	258,721	46,425,169
Bonds:	173,405,838	9,930	2,228,575	171,187,193
Japanese Government Bonds	166,398,442	2,384	2,134,017	164,266,809
Japanese Local Government Bonds	1,029,884	4,083	21,233	1,012,734
Japanese Short-term Bonds	45,825	3	1	45,827
Japanese Corporate Bonds	5,931,687	3,460	73,324	5,861,823
Other	58,943,672	698,484	1,141,349	58,500,807
Money Held in Trust				
Other Money Held in Trust	4,977	—	—	4,977

*1 A summary of Trading Securities and Money Held in Trust for investment purposes and related unrealized gains and losses is as follows:

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
At March 31,	Fair value	Unrealized gains (losses)	Fair value	Unrealized gains (losses)	Fair value	Unrealized gains (losses)
Trading Securities	¥ 7,988,427	¥ (33,323)	¥ 8,829,136	¥ 23,528	$ 68,003,982	$ (283,673)
Money Held in Trust for Investment Purposes	49,313	310	28,509	—	419,795	2,643

*2 In addition to the balances shown in the above table, Other Securities included securities without fair values such as unlisted stock of ¥807,804 million ($6,876,690 thousand) and ¥814,761 million and non-publicly offered bonds of ¥2,018,703 million ($17,184,839 thousand) and ¥1,617,364 million as of March 31, 2006 and 2005, respectively.

*3 Fair value of Stocks is determined based on the average quoted market prices over the month preceding the consolidated balance sheet dates.

*4 Unrealized Gains (Losses) include ¥(51,680) million ($(439,948) thousand) and ¥54,074 million which was recognized in the income statements for the fiscal years ended March 31, 2006 and 2005, respectively, by applying the fair-value hedge method and other.

Projected Redemption Amounts for Bonds Held to Maturity and Other Securities with Maturity

				Millions of yen
At March 31, 2006	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	¥ 10,842,092	¥ 7,796,580	¥ 3,182,434	¥ 1,526,595
Japanese Government Bonds	10,538,741	5,924,665	2,727,372	1,273,847
Japanese Local Government Bonds	3,575	95,301	68,364	8,781
Japanese Short-term Bonds	5,383	—	—	—
Japanese Corporate Bonds	294,391	1,776,613	386,697	243,966
Other	631,850	3,134,752	1,429,072	3,055,132
Total	**¥ 11,473,942**	**¥ 10,931,332**	**¥ 4,611,507**	**¥ 4,581,728**

				Millions of yen
At March 31, 2005	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	¥ 13,547,124	¥ 6,479,224	¥ 3,913,699	¥ 921,792
Japanese Government Bonds	13,283,905	4,984,641	3,596,479	786,810
Japanese Local Government Bonds	2,258	97,401	41,327	10,079
Japanese Short-term Bonds	2,999	—	—	—
Japanese Corporate Bonds	257,961	1,397,181	275,893	124,901
Other	588,578	2,480,708	820,550	1,868,267
Total	**¥ 14,135,702**	**¥ 8,959,933**	**¥ 4,734,250**	**¥ 2,790,059**

				Thousands of U.S. dollars
At March 31, 2006	Within 1 year	1–5 years	5–10 years	Over 10 years
Bonds:	$ 92,296,690	$ 66,370,826	$ 27,091,470	$ 12,995,618
Japanese Government Bonds	89,714,326	50,435,561	23,217,610	10,844,025
Japanese Local Government Bonds	30,439	811,285	581,977	74,753
Japanese Short-term Bonds	45,827	—	—	—
Japanese Corporate Bonds	2,506,098	15,123,980	3,291,883	2,076,840
Other	5,378,822	26,685,554	12,165,426	26,007,772
Total	**$ 97,675,512**	**$ 93,056,380**	**$ 39,256,896**	**$ 39,003,390**

Other Securities Sold during the Fiscal Year

For the Fiscal Years ended March 31,	2006 Proceeds from sales	2006 Total amount of gains on sales	2006 Total amount of losses on sales	2005 Proceeds from sales	2005 Total amount of gains on sales	2005 Total amount of losses on sales
	Millions of yen					
Other Securities	¥ 30,689,458	¥ 291,439	¥ 176,343	¥ 34,932,326	¥ 354,893	¥ 53,044

For the Fiscal Year ended March 31,	2006 Proceeds from sales	2006 Total amount of gains on sales	2006 Total amount of losses on sales
	Thousands of U.S. dollars		
Other Securities	$261,253,585	$ 2,480,967	$1,501,181

Net Unrealized Gains on Other Securities

Net Unrealized Gains on Other Securities as of March 31, 2006 and 2005 are as follows:

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Difference between acquisition cost and fair value	¥ 2,201,971	¥ 943,023	$ 18,744,965
Other Securities	2,201,971	943,023	18,744,965
Other Money Held in Trust	—	—	—
Deferred Tax Assets	509	144	4,338
Deferred Tax Liabilities	873,225	377,837	7,433,601
Difference between acquisition cost and fair value, net of Taxes	1,329,255	565,329	11,315,702
Amount corresponding to Minority Interests	55,608	29,532	473,388
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliated companies, which corresponds to the shareholdings of their investor companies	5,570	2,230	47,418
Net Unrealized Gains on Other Securities, net of Taxes	**¥ 1,279,216**	**¥ 538,027**	**$ 10,889,732**

Note: Difference between acquisition cost and fair value excludes ¥(51,680) million ($(439,948) thousand) and ¥54,074 million which was recognized in the income statements for the fiscal years ended March 31, 2006 and 2005, respectively, by applying the fair-value hedge method and other, and includes translation differences regarding securities which do not have readily determinable fair value.

39. Derivatives Information

(1) Risk Control for Derivatives

(a) Details of Derivative Financial Products
MHFG and its consolidated subsidiaries (the "group") transact primarily in the following derivative financial products:

(i) **Interest rate-related products**
Swaps, interest rate guarantees (FRA options), futures, futures options, and options

(ii) **Currency-related products**
Futures, futures options, options, swaps, and forward trading

(iii) **Stock-related products**
Index futures, index futures options, and over-the-counter options

(iv) **Bond-related products**
Futures, futures options, and over-the-counter options

(v) **Other products**
Credit derivatives, commodity derivatives, weather derivatives, etc.

(b) Purposes of Using Derivative Financial Products
The group uses derivative financial products in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the group, as part of its asset and liability management ("ALM"), and for trading purposes.

To control the risk related to assets and liabilities, the group primarily utilizes portfolio-hedges, grouping numerous financial assets and liabilities, such as loans and deposits with similar interest risk in accordance with risk management policies, using interest rate swaps, etc., as hedging methods for cash-flow hedge or fair value hedge. The group applies hedge accounting to the majority of these products, treating them as deferred hedges. The effectiveness of the hedges is assessed by periodically checking, by regression analysis and other methods, whether the derivative financial products highly reduce the exposure to changes in fair value and variable cash flows from hedged items.

(c) Trading Guidelines
In accordance with the purposes for which the group uses derivative financial products, the group deals in derivative financial products based on the following guidelines:

(i) **Responding to customer needs**
After obtaining an adequate understanding of customer requirements, the group follows a common policy on selling financial products by recommending the most appropriate financial vehicle for each customer's knowledge, experience and asset position. When actually making a sale, the group endeavors to give full explanations to its customers to ensure that they clearly understand the nature of each product, the risks involved and other important matters.

(ii) **Risk control of assets and liabilities of MHFG (ALM)**
MHFG's ALM & Market Risk Committee meets periodically to confirm or revise the trading guidelines for the purposes of securing stable income while appropriately controlling risk.

(iii) **Trading activities**
The group engages in trading activities to maximize income under reasonable risk limits and strict management.

(d) Details of Trading-Related Risk
The following are the main risks inherent in derivatives trading.

(i) **Credit risk:**
The risk of incurring a loss because the counter-parties are unable to fulfill their obligations due to bankruptcy or other reasons.

(ii) **Market risk:**
The risk of incurring a loss because the value of the derivative products decreases due to fluctuations in market risk factors such as interest rates, foreign exchange rates and bond and stock prices.

(iii) **Market liquidity risk:**
The risk of incurring a loss from the inability to execute transactions in the market and/or execution at unfavorable prices due to illiquidity of the products.

(e) Derivative Trading Risk Control Structure

(i) Credit risk management structure

The Board of Directors determines important items concerning credit risk in accordance with the Basic Policy for Credit Risk Management. MHFG has established the Portfolio Management Committee as one of its business policy committees. This committee conducts overall deliberation on and adjustment of the group's credit portfolio management procedures. Under the authority of the Chief Risk Officer, the Risk Management Department and the Credit Risk Management Department jointly formulate and implement plans for basic matters related to credit risk management.

The amount of credit risk on derivatives trading (credit risk equivalent) calculated into the capital adequacy ratio (BIS Capital Ratio) was ¥4,038,161 million ($34,376,106 thousand) and ¥3,757,438 million on March 31, 2006 and 2005, respectively.

(ii) Market risk management structure

The Basic Policies for Market and Liquidity Risk Management are determined by the Board of Directors. MHFG's Risk Management Department is responsible for monitoring market risk, reports and analyses, proposals, setting limits, and for formulating and implementing plans relating to market risk management as a specialized risk management section.

The group has established a solid management structure for market risk including comprehensive management (ALM) of interest rate risk and other types of risk. Through this structure, it comprehensively ascertains and manages risk, while managing assets to secure stable income and appropriately controlling risk.

MHFG has established the ALM & Market Risk Committee as one of the business policy committees charged with conducting overall deliberation on and adjustment of market risk management procedures. The committee decides the entire group's monthly funding and investment policies, discusses and coordinates matters relating to ALM policies, risk planning and market risk management, and responds to emergencies such as sudden market changes.

In regard to reporting, the Risk Management Department receives the relevant data from the five core subsidiaries, as well as reports on risk profiles and compliance with risk limits, both on a regular basis and as considered necessary. Based on these reports, MHFG obtains a solid grasp of the market risk management situation. Reports on the status of market risk and compliance with risk limits are submitted to the President on a daily basis, and to the Board of Directors and the Executive Management Committee on a regular basis and as considered necessary.

Value at Risk

Value at Risk (VAR) related to MHFG's trading activities is as follows:

(a) The standards used for calculating VAR
- Confidence interval: one-tailed 99.0% (two-tailed 98%)
- Holding period: 1 day
- Historical observation period: 1 year (265 business days, 264 return)

(b) VAR results during the period covered
- Maximum: ¥5.5 billion and ¥4.3 billion for the fiscal years ended March 31, 2006 and 2005, respectively
- Average: ¥3.2 billion and ¥2.9 billion for the fiscal years ended March 31, 2006 and 2005, respectively

The period covered is from April 1, 2005 to March 31, 2006 and April 1, 2004 to March 31, 2005, respectively.

Note: 1. Value at Risk (VAR) is a method of measuring market risk. It is defined as the maximum possible loss that could be incurred on the portfolio as a result of market movements within a certain period (holding period) and degree of probability (confidence interval). The actual amount of the VAR may vary according to the length of the holding periods and the confidence interval, as well as the models used for measuring the volatility of market risk factors.
2. The data related to the common stock position held between December 8, 2005 and December 12, 2005 as a result of an erroneous order with the Tokyo Stock Exchange made by Mizuho Securities on December 8, 2005 is not included in the VAR shown above.

Credit Risk Equivalent Amounts

Credit risk equivalent amounts at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Interest Rate Swaps	¥ 8,209,262	¥ 7,898,568	$ 69,883,907
Currency Swaps	951,372	941,238	8,098,859
Foreign Exchange Forward Transactions	831,380	875,448	7,077,390
Interest Rate Options (Bought)	229,937	186,594	1,957,411
Currency Options (Bought)	825,526	699,510	7,027,554
Other Financial Derivative Products	428,122	324,214	3,644,528
Effect of Reduction in the Credit Risk Equivalent Amount due to Lump-sum Settlement Netting Contracts	(7,437,441)	(7,168,135)	(63,313,543)
Total	¥ 4,038,161	¥ 3,757,438	$ 34,376,106

Note: The above credit risk equivalent amounts are based on the consolidated capital adequacy ratio (BIS Capital Ratio).

(2) Fair Value of Derivatives

The fair value of derivatives at March 31, 2006 and 2005 is shown in the tables below.
In the following tables:
(i) Contract value represents notional amounts for swap transactions and contract amounts for other transactions.
(ii) Fair values of listed contracts are based on the closing prices of the Tokyo Stock Exchange, the Tokyo International Financial Futures Exchange, the New York Mercantile Exchange and others. Fair values of over-the-counter contracts are based on the discounted value of future cash flows or option pricing models.

(a) Interest Rate-Related Transactions

Millions of yen

At March 31, 2006	Contract value Total	Contract value Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	¥ 54,455,891	¥ 13,646,039	¥ 260,381	¥ 260,381
Bought	47,856,720	12,236,367	(259,140)	(259,140)
Options:				
Sold	24,989,164	1,118,453	(14,886)	4,656
Bought	25,033,118	960,151	12,602	2,055
Over-the-Counter:				
FRAs:				
Sold	14,971,097	79,980	(637)	(637)
Bought	14,151,083	31,510	933	933
Swaps:				
Receive Fixed / Pay Float	405,772,439	273,245,016	1,208,652	1,208,652
Receive Float / Pay Fixed	390,770,702	265,487,227	(1,240,360)	(1,240,360)
Receive Float / Pay Float	30,634,398	18,634,794	3,918	3,918
Receive Fixed / Pay Fixed	212,105	145,843	1,805	1,805
Options:				
Sold	12,288,919	7,734,504	(97,928)	(97,928)
Bought	13,660,289	7,399,554	103,276	103,276
Total	/	/	/	**¥ (12,387)**

Millions of yen

At March 31, 2005	Contract value Total	Contract value Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	¥ 41,771,933	¥ 9,950,327	¥ 116,646	¥ 116,646
Bought	41,457,046	9,938,328	(116,918)	(116,918)
Options:				
Sold	23,351,884	2,292,004	(19,778)	7,273
Bought	25,241,977	2,169,003	18,344	(2,393)
Over-the-Counter:				
FRAs:				
Sold	13,261,163	1,252,295	3,015	3,015
Bought	11,505,768	704,297	(3,644)	(3,644)
Swaps:				
Receive Fixed / Pay Float	345,084,379	238,537,832	4,543,335	4,543,335
Receive Float / Pay Fixed	339,974,536	238,674,825	(4,577,275)	(4,577,275)
Receive Float / Pay Float	41,733,275	26,273,538	4,420	4,420
Receive Fixed / Pay Fixed	326,995	254,456	1,325	1,325
Options:				
Sold	9,487,745	4,725,832	(71,809)	(71,795)
Bought	10,292,782	5,224,610	79,022	78,995
Total	/	/	/	**¥ (17,015)**

Thousands of U.S. dollars

At March 31, 2006	Contract value Total	Contract value Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	$ 463,572,759	$ 116,166,170	$ 2,216,576	$ 2,216,576
Bought	407,395,253	104,165,892	(2,206,014)	(2,206,014)
Options:				
Sold	212,728,054	9,521,182	(126,725)	39,642
Bought	213,102,229	8,173,588	107,279	17,499
Over-the-Counter:				
FRAs:				
Sold	127,446,137	680,858	(5,428)	(5,428)
Bought	120,465,512	268,246	7,949	7,949
Swaps:				
Receive Fixed / Pay Float	3,454,264,402	2,326,083,395	10,289,029	10,289,029
Receive Float / Pay Fixed	3,326,557,441	2,260,042,802	(10,558,959)	(10,558,959)
Receive Float / Pay Float	260,784,867	158,634,499	33,356	33,356
Receive Fixed / Pay Fixed	1,805,614	1,241,540	15,368	15,368
Options:				
Sold	104,613,261	65,842,385	(833,644)	(833,644)
Bought	116,287,474	62,991,013	879,172	879,172
Total	/	/	/	**$ (105,454)**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated income statements.

2. Derivative transactions qualifying for hedge accounting under "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No.24) and others are excluded from the above table.

(b) Currency-Related Transactions

Millions of yen

At March 31, 2006	Contract value Total	Contract value Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	¥ 15,818	¥ —	¥ (0)	¥ (0)
Bought	15,680	—	0	0
Over-the-Counter:				
Swaps	20,027,237	12,805,106	32,341	343,152
Forwards:				
Sold	20,575,122	2,093,414	(298,889)	(298,889)
Bought	15,791,156	910,037	137,014	137,014
Options:				
Sold	8,204,410	4,950,532	(403,904)	5,992
Bought	8,097,076	5,061,459	316,219	21,660
Total	/	/	/	**¥ 208,929**

Millions of yen

At March 31, 2005	Contract value Total	Contract value Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	¥ 12,562	¥ —	¥ (27)	¥ (27)
Bought	11,026	—	21	21
Over-the-Counter:				
Swaps	18,563,080	13,328,073	(70,042)	133,032
Forwards:				
Sold	21,006,320	520,543	(250,992)	(250,992)
Bought	18,547,388	829,521	310,997	310,997
Options:				
Sold	6,799,743	3,576,553	(250,946)	70,731
Bought	6,834,863	3,956,656	311,792	83,219
Total	/	/	/	**¥ 346,982**

Thousands of U.S. dollars

At March 31, 2006	Contract value Total	Contract value Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	$ 134,663	$ —	$ (7)	$ (7)
Bought	133,488	—	5	5
Over-the-Counter:				
Swaps	170,488,107	109,007,458	275,317	2,921,194
Forwards:				
Sold	175,152,145	17,820,844	(2,544,390)	(2,544,390)
Bought	134,427,141	7,746,978	1,166,377	1,166,377
Options:				
Sold	69,842,600	42,142,948	(3,438,362)	51,012
Bought	68,928,887	43,087,254	2,691,913	184,390
Total	/	/	/	**$ 1,778,581**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated income statements.
2. The following transactions are excluded from the above table:
- Transactions qualifying for hedge accounting under "Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No.25) and others.
- Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheets.
- Transactions denominated in foreign currencies which are eliminated in consolidation.

(c) Stock-Related Transactions

	Millions of yen							
	2006				2005			
	Contract value				Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:								
Index Futures:								
Sold	¥ 493,341	¥ —	¥ (15,004)	¥ (15,004)	¥ 300,579	¥ —	¥ 1,551	¥ 1,551
Bought	11,019	—	584	584	24,329	—	171	171
Index Futures Options:								
Sold	27,520	—	(216)	114	31,770	—	(791)	(53)
Bought	34,143	2,456	2,814	(114)	63,548	—	602	(221)
Over-the-Counter:								
Options:								
Sold	488,483	261,706	(91,931)	(54,140)	839,516	251,126	(36,457)	(2,973)
Bought	553,742	312,035	99,443	63,299	809,493	239,666	34,671	2,648
Other:								
Sold	—	—	—	—	3,314	—	541	541
Bought	71,668	71,668	(36)	(36)	49,927	47,453	648	648
Total	/	/	/	¥ (5,297)	/	/	/	¥ 2,311

	Thousands of U.S. dollars			
	2006			
	Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Index Futures:				
Sold	$4,199,719	$ —	$(127,733)	$(127,733)
Bought	93,810	—	4,979	4,979
Index Futures Options:				
Sold	234,273	—	(1,839)	975
Bought	290,658	20,908	23,959	(974)
Over-the-Counter:				
Options:				
Sold	4,158,365	2,227,859	(782,599)	(460,884)
Bought	4,713,903	2,656,301	846,540	538,853
Other:				
Sold	—	—	—	—
Bought	610,103	610,103	(309)	(309)
Total	/	/	/	$ (45,093)

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated income statements.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.

(d) Bond-Related Transactions

Millions of yen

	2006				2005			
	Contract value				Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:								
Futures:								
Sold	¥ 1,704,327	¥ —	¥ 6,292	¥ 6,292	¥1,190,833	¥ —	¥ (4,009)	¥ (4,009)
Bought	2,061,957	—	(6,390)	(6,390)	1,393,019	—	173	173
Futures Options:								
Sold	203,226	—	(1,046)	102	235,639	—	(577)	55
Bought	895,666	88	2,569	708	278,628	—	534	(339)
Over-the-Counter:								
Options:								
Sold	525,294	12,000	(2,544)	(606)	758,955	12,000	(2,799)	(421)
Bought	548,580	12,000	2,085	201	505,173	12,000	3,789	2,207
Total	/	/	/	¥ 307	/	/	/	¥ (2,332)

Thousands of U.S. dollars

	2006			
	Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Futures:				
Sold	$14,508,621	$ —	$ 53,563	$ 53,563
Bought	17,553,053	—	(54,405)	(54,405)
Futures Options:				
Sold	1,730,026	—	(8,906)	873
Bought	7,624,644	755	21,870	6,032
Over-the-Counter:				
Options:				
Sold	4,471,731	102,154	(21,658)	(5,162)
Bought	4,669,962	102,154	17,757	1,719
Total	/	/	/	$ 2,620

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated income statements.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.

(e) Commodity-Related Transactions

Millions of yen

At March 31,	2006 Contract value Total	2006 Contract value Over one year	2006 Fair value	2006 Unrealized gains (losses)	2005 Contract value Total	2005 Contract value Over one year	2005 Fair value	2005 Unrealized gains (losses)
Listed:								
Futures:								
Sold	¥ 11,604	¥ —	¥ (583)	¥ (583)	¥ —	¥ —	¥ —	¥ —
Bought	14,084	86	729	729	—	—	—	—
Over-the-Counter:								
Options:								
Sold	431,987	283,677	(176,537)	(176,537)	368,593	229,663	(119,674)	(119,674)
Bought	431,408	280,743	187,038	187,038	370,334	231,501	127,955	127,955
Total	/	/	/	**¥ 10,647**	/	/	/	**¥ 8,280**

Thousands of U.S. dollars

At March 31,	2006 Contract value Total	2006 Contract value Over one year	2006 Fair value	2006 Unrealized gains (losses)
Listed:				
Futures:				
Sold	$ 98,786	$ —	$ (4,963)	$ (4,963)
Bought	119,896	734	6,211	6,211
Over-the-Counter:				
Options:				
Sold	3,677,430	2,414,893	(1,502,828)	(1,502,828)
Bought	3,672,497	2,389,915	1,592,221	1,592,221
Total	/	/	/	**$ 90,641**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated income statements.

2. Derivative transactions qualifying for hedge accounting are excluded from the above table.

3. Commodities include oil, copper, aluminium and others.

(f) Credit Derivative Transactions

Millions of yen

	2006				2005			
	Contract value				Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-Counter:								
Credit Derivatives:								
Sold	¥ 2,026,709	¥ 1,843,281	¥ 11,449	¥ 11,449	¥1,057,028	¥ 825,424	¥ 2,296	¥ 2,296
Bought	2,181,950	2,075,002	741	741	1,153,468	1,112,025	30,571	30,571
Total	/	/	/	**¥ 12,191**	/	/	/	**¥ 32,868**

Thousands of U.S. dollars

	2006			
	Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-Counter:				
Credit Derivatives:				
Sold	$17,252,995	$15,691,508	$ 97,470	$ 97,470
Bought	18,574,533	17,664,102	6,311	6,311
Total	/	/	/	**$ 103,781**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated income statements.
2. Derivative transactions qualifying for hedge accounting are excluded from the above table.
3. "Sold" and "Bought" indicate assumption and cession of credit risk, respectively.

(g) Weather Derivative Transactions

Millions of yen

	2006				2005			
	Contract value				Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-Counter:								
Weather Derivatives:								
Sold	¥ 297	¥ —	¥ (34)	¥ (34)	¥ 502	¥ —	¥ (52)	¥ (52)
Bought	232	—	36	36	290	—	66	66
Total	/	/	/	**¥ 1**	/	/	/	**¥ 14**

Thousands of U.S. dollars

	2006			
	Contract value			
At March 31,	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-Counter:				
Weather Derivatives:				
Sold	$ 2,534	$ —	$ (297)	$ (297)
Bought	1,978	—	308	308
Total	/	/	/	**$ 11**

Notes: 1. The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated income statements.
2. Transactions are related to temperature and others.

Non-Consolidated Financial Statements of Mizuho Financial Group, Inc. and Four Subsidiaries [Under Japanese GAAP]

Mizuho Financial Group, Inc.
Non-Consolidated Balance Sheets 148
Non-Consolidated Income Statements 149
Mizuho Corporate Bank, Ltd.
Non-Consolidated Balance Sheets 150
Non-Consolidated Income Statements 151
Mizuho Bank, Ltd.
Non-Consolidated Balance Sheets 152
Non-Consolidated Income Statements 153
Mizuho Trust & Banking Co., Ltd.
Non-Consolidated Balance Sheets 154
Non-Consolidated Income Statements 155
Mizuho Securities Co., Ltd.
Non-Consolidated Balance Sheets 156
Non-Consolidated Income Statements 158

Mizuho Financial Group, Inc.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Assets			
Current Assets	¥ 279,234	¥ 79,782	$ 2,377,075
Cash and Due from Banks	2,361	2,601	20,101
Other Current Assets	276,873	77,181	2,356,974
Fixed Assets	4,513,521	3,098,215	38,422,760
Tangible Assets	771	925	6,566
Intangible Assets	4,304	4,477	36,642
Investments in Subsidiaries and Affiliates	4,505,283	3,089,775	38,352,633
Other Investments	3,162	3,037	26,919
Deferred Assets	304	609	2,594
Total Assets	¥ 4,793,061	¥ 3,178,608	$ 40,802,429
Liabilities and Shareholders' Equity			
Liabilities			
Current Liabilities	¥ 2,039,479	¥ 191,247	$ 17,361,704
Short-term Borrowings	965,000	—	8,214,863
Commercial Paper	—	152,000	—
Short-term Bonds	1,072,000	—	9,125,734
Other Current Liabilities	2,479	39,247	21,107
Non-Current Liabilities	1,261	1,130	10,743
Total Liabilities	2,040,741	192,378	17,372,447
Shareholders' Equity			
Common Stock and Preferred Stock	1,540,965	1,540,965	13,117,945
Capital Surplus	385,291	1,512,942	3,279,918
Retained Earnings	827,306	192,970	7,042,701
Appropriated Reserve	4,350	4,350	37,031
Voluntary Reserve	—	47,662	—
Unappropriated Retained Earnings	822,956	140,957	7,005,670
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	12	(24)	105
Treasury Stock	(1,255)	(260,622)	(10,687)
Total Shareholders' Equity	2,752,319	2,986,230	23,429,982
Total Liabilities and Shareholders' Equity	¥ 4,793,061	¥ 3,178,608	$ 40,802,429

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Non-Consolidated Income Statements

For the Fiscal Years ended March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Operating Income	¥ 128,990	¥ 26,493	$ 1,098,069
Cash Dividends Received from Subsidiaries and Affiliates	112,528	13,736	957,934
Fee and Commission Income Received from Subsidiaries and Affiliates	16,461	12,757	140,135
Operating Expenses	13,477	11,799	114,735
General and Administrative Expenses	13,477	11,799	114,735
Operating Profits	115,512	14,694	983,334
Non-operating Income	683,187	73,693	5,815,844
Non-operating Expenses	8,466	56,940	72,074
Income before Income Taxes	790,232	31,447	6,727,104
Income Taxes:			
Current	30	4	261
Deferred	(38)	556	(329)
Net Income	¥ 790,240	¥ 30,886	$ 6,727,172

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Mizuho Corporate Bank, Ltd.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Assets			
Cash and Due from Banks	¥ 2,608,394	¥ 2,705,567	$ 22,204,775
Call Loans	441,553	366,161	3,758,858
Receivables under Resale Agreements	458,213	560,095	3,900,687
Guarantee Deposits Paid under Securities Borrowing Transactions	2,580,438	1,905,791	21,966,784
Other Debt Purchased	200,368	102,848	1,705,698
Trading Assets	2,934,429	3,139,093	24,980,246
Money Held in Trust	6,908	2,002	58,809
Securities	15,929,624	16,150,759	135,605,898
Loans and Bills Discounted	28,263,509	24,059,414	240,601,934
Foreign Exchange Assets	667,800	580,630	5,684,863
Other Assets	4,642,734	3,371,405	39,522,726
Premises and Equipment	135,622	142,423	1,154,532
Deferred Debenture Charges	0	2	5
Deferred Tax Assets	—	357,427	—
Customers' Liabilities for Acceptances and Guarantees	3,706,410	2,893,287	31,551,979
Reserves for Possible Losses on Loans	(366,272)	(377,911)	(3,118,009)
Reserve for Possible Losses on Investments	(1,114)	(6,299)	(9,490)
Total Assets	**¥ 62,208,622**	**¥ 55,952,699**	**$ 529,570,295**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 26,620,674	¥ 23,589,172	$ 226,616,793
Debentures	4,657,501	5,547,662	39,648,432
Call Money and Bills Sold	8,198,832	7,223,622	69,795,120
Payables under Repurchase Agreements	4,272,086	3,936,149	36,367,468
Guarantee Deposits Received under Securities Lending Transactions	2,771,715	2,332,412	23,595,094
Commercial Paper	—	210,000	—
Trading Liabilities	2,202,854	2,108,692	18,752,485
Borrowed Money	2,517,814	2,356,414	21,433,681
Foreign Exchange Liabilities	415,621	291,520	3,538,105
Short-term Bonds	203,400	260,300	1,731,506
Bonds and Notes	123,100	123,100	1,047,927
Other Liabilities	3,180,497	2,557,876	27,074,974
Reserve for Bonus Payments	2,379	2,271	20,253
Reserve for Contingencies	33,557	10,108	285,666
Deferred Tax Liabilities	100,373	—	854,461
Deferred Tax Liabilities for Revaluation Reserve for Land	27,569	29,912	234,690
Acceptances and Guarantees	3,706,410	2,893,287	31,551,979
Total Liabilities	**59,034,387**	**53,472,502**	**502,548,634**
Shareholders' Equity			
Common Stock and Preferred Stock	1,070,965	1,070,965	9,116,923
Capital Surplus	330,334	258,247	2,812,073
Retained Earnings	795,060	680,757	6,768,196
Appropriated Reserve	5,000	2,500	42,564
Unappropriated Retained Earnings	790,060	678,257	6,725,632
Revaluation Reserve for Land, net of Taxes	38,355	43,691	326,515
Net Unrealized Gains on Other Securities, net of Taxes	939,519	426,535	7,997,954
Total Shareholders' Equity	**3,174,234**	**2,480,196**	**27,021,661**
Total Liabilities and Shareholders' Equity	**¥ 62,208,622**	**¥ 55,952,699**	**$ 529,570,295**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Non-Consolidated Income Statements

For the Fiscal Years ended March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Income			
Interest Income	¥ 1,079,487	¥ 705,631	$ 9,189,471
Loans and Bills Discounted	*445,734*	*359,228*	*3,794,452*
Securities	*491,337*	*243,088*	*4,182,668*
Fee and Commission Income	152,325	136,631	1,296,722
Trading Income	40,192	15,765	342,148
Other Operating Income	93,843	131,015	798,876
Other Income	288,439	389,709	2,455,434
Total Income	**1,654,288**	**1,378,753**	**14,082,651**
Expenses			
Interest Expenses	594,734	349,145	5,062,865
Deposits	*248,199*	*106,485*	*2,112,875*
Debentures	*45,377*	*62,444*	*386,292*
Fee and Commission Expenses	32,680	37,355	278,200
Trading Expenses	6,514	—	55,459
Other Operating Expenses	91,799	51,766	781,471
General and Administrative Expenses	222,452	216,879	1,893,693
Other Expenses	116,304	320,396	990,075
Total Expenses	**1,064,485**	**975,544**	**9,061,763**
Income before Income Taxes	**589,803**	**403,209**	**5,020,888**
Income Taxes:			
Current	37	35	322
Refund	—	21,228	—
Deferred	103,205	128,011	878,568
Net Income	**¥ 486,560**	**¥ 296,391**	**$ 4,141,998**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Mizuho Bank, Ltd.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Assets			
Cash and Due from Banks	¥ 3,183,778	¥ 4,871,986	$ 27,102,907
Call Loans and Bills Purchased	2,306,500	1,908,200	19,634,800
Receivables under Resale Agreements	—	401,202	—
Guarantee Deposits Paid under Securities Borrowing Transactions	2,070,550	2,497,765	17,626,207
Other Debt Purchased	1,553,257	335,946	13,222,592
Trading Assets	609,371	783,816	5,187,465
Money Held in Trust	584	169	4,977
Securities	20,504,122	21,121,490	174,547,737
Loans and Bills Discounted	34,188,553	34,063,135	291,040,718
Foreign Exchange Assets	128,504	126,180	1,093,933
Other Assets	1,925,150	1,619,133	16,388,444
Premises and Equipment	718,859	780,566	6,119,519
Deferred Debenture Charges	267	300	2,276
Deferred Tax Assets	369,956	589,021	3,149,369
Customers' Liabilities for Acceptances and Guarantees	2,834,710	1,838,888	24,131,356
Reserves for Possible Losses on Loans	(306,951)	(347,514)	(2,613,020)
Reserve for Possible Losses on Investments	(83,487)	(88,665)	(710,714)
Total Assets	**¥ 70,003,728**	**¥ 70,501,625**	**$ 595,928,566**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 54,556,847	¥ 56,382,325	$ 464,432,176
Debentures	2,016,614	2,346,925	17,167,056
Call Money and Bills Sold	1,663,800	2,042,100	14,163,616
Payables under Repurchase Agreements	464,968	202,328	3,958,192
Guarantee Deposits Received under Securities Lending Transactions	2,480,278	1,997,832	21,114,140
Trading Liabilities	311,363	517,939	2,650,579
Borrowed Money	1,260,744	1,406,757	10,732,480
Foreign Exchange Liabilities	19,949	19,433	169,824
Bonds and Notes	311,600	159,300	2,652,592
Other Liabilities	1,962,745	1,653,684	16,708,487
Reserve for Bonus Payments	6,914	7,008	58,861
Reserve for Frequent Users Services	629	51	5,360
Deferred Tax Liabilities for Revaluation Reserve for Land	93,304	106,072	794,286
Acceptances and Guarantees	2,834,710	1,838,888	24,131,355
Total Liabilities	**67,984,470**	**68,680,647**	**578,739,004**
Shareholders' Equity			
Common Stock and Preferred Stock	650,000	650,000	5,533,328
Capital Surplus	762,345	762,345	6,489,707
Retained Earnings	268,529	232,471	2,285,940
Unappropriated Retained Earnings	268,529	232,471	2,285,940
Revaluation Reserve for Land, net of Taxes	132,028	155,253	1,123,935
Net Unrealized Gains on Other Securities, net of Taxes	206,353	20,906	1,756,652
Total Shareholders' Equity	**2,019,257**	**1,820,977**	**17,189,562**
Total Liabilities and Shareholders' Equity	**¥ 70,003,728**	**¥ 70,501,625**	**$ 595,928,566**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Non-Consolidated Income Statements

For the Fiscal Years ended March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Income			
Interest Income	¥ 652,155	¥ 668,085	$ 5,551,680
Loans and Bills Discounted	*499,195*	*552,498*	*4,249,555*
Securities	*95,170*	*65,245*	*810,171*
Fee and Commission Income	267,778	234,227	2,279,548
Trading Income	5,441	28,267	46,320
Other Operating Income	200,194	138,135	1,704,215
Other Income	100,273	85,014	853,612
Total Income	**1,225,843**	**1,153,730**	**10,435,375**
Expenses			
Interest Expenses	84,638	75,424	720,515
Deposits	*31,184*	*23,493*	*265,465*
Debentures	*3,354*	*6,224*	*28,559*
Fee and Commission Expenses	51,686	53,115	439,998
Trading Expenses	6,669	568	56,774
Other Operating Expenses	101,831	46,158	866,871
General and Administrative Expenses	553,232	578,549	4,709,567
Other Expenses	212,591	290,146	1,809,748
Total Expenses	**1,010,650**	**1,043,962**	**8,603,473**
Income before Income Taxes	**215,193**	**109,767**	**1,831,902**
Income Taxes:			
Current	519	518	4,419
Deferred	77,614	87,119	660,714
Net Income	**¥ 137,060**	**¥ 22,129**	**$ 1,166,769**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Mizuho Trust & Banking Co., Ltd.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Assets			
Cash and Due from Banks	¥ 293,321	¥ 633,355	$ 2,496,989
Call Loans and Bills Purchased	132,300	100,000	1,126,245
Other Debt Purchased	251,430	109,363	2,140,382
Trading Assets	41,744	34,049	355,363
Securities	1,715,086	1,690,770	14,600,208
Loans and Bills Discounted	3,532,645	3,265,381	30,072,746
Foreign Exchange Assets	4,287	1,366	36,496
Other Assets	193,822	157,035	1,649,977
Premises and Equipment	40,988	43,874	348,925
Deferred Tax Assets	5,488	58,133	46,724
Customers' Liabilities for Acceptances and Guarantees	61,191	140,085	520,916
Reserves for Possible Losses on Loans	(30,527)	(36,673)	(259,876)
Total Assets	**¥ 6,241,779**	**¥ 6,196,743**	**$ 53,135,095**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	¥ 3,075,481	¥ 3,364,789	$ 26,180,992
Call Money and Bills Sold	1,061,143	680,370	9,033,312
Guarantee Deposits Received under Securities Lending Transactions	169,806	214,706	1,445,529
Trading Liabilities	45,431	40,381	386,754
Borrowed Money	37,065	83,210	315,528
Foreign Exchange Liabilities	11	6	95
Bonds and Notes	161,500	104,100	1,374,819
Due to Trust Accounts	1,124,099	1,149,320	9,569,251
Other Liabilities	37,954	37,161	323,103
Reserve for Bonus Payments	1,345	1,278	11,454
Reserve for Employee Retirement Benefits	10,007	8,555	85,196
Reserve for Contingencies in Trust Transactions	12,010	—	102,243
Acceptances and Guarantees	61,191	140,085	520,916
Total Liabilities	**5,797,049**	**5,823,966**	**49,349,192**
Shareholders' Equity			
Common Stock and Preferred Stock	247,231	247,231	2,104,639
Capital Surplus	15,371	12,215	130,853
Retained Earnings	75,638	52,785	643,894
Appropriated Reserve	3,269	1,634	27,835
Unappropriated Retained Earnings	72,368	51,150	616,059
Net Unrealized Gains on Other Securities, net of Taxes	106,573	60,601	907,240
Treasury Stock	(84)	(57)	(723)
Total Shareholders' Equity	**444,729**	**372,776**	**3,785,903**
Total Liabilities and Shareholders' Equity	**¥ 6,241,779**	**¥ 6,196,743**	**$ 53,135,095**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Non-Consolidated Income Statements

For the Fiscal Years ended March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Income			
Fiduciary Income	¥ 77,948	¥ 62,807	$ 663,562
Interest Income	72,507	66,619	617,245
Loans and Bills Discounted	*52,237*	*51,224*	*444,685*
Securities	*18,782*	*14,544*	*159,894*
Fee and Commission Income	59,740	50,222	508,561
Trading Income	1,005	424	8,561
Other Operating Income	3,159	7,915	26,893
Other Income	16,540	16,800	140,804
Total Income	**230,902**	**204,789**	**1,965,626**
Expenses			
Interest Expenses	27,883	28,163	237,371
Deposits	*6,044*	*8,198*	*51,454*
Fee and Commission Expenses	17,219	16,450	146,583
Trading Expenses	3	—	29
Other Operating Expenses	5,425	1,044	46,182
General and Administrative Expenses	83,968	77,147	714,812
Other Expenses	44,112	29,836	375,525
Total Expenses	**178,613**	**152,642**	**1,520,502**
Income before Income Taxes	**52,288**	**52,147**	**445,124**
Income Taxes:			
Current	39	54	333
Deferred	21,222	21,151	180,664
Net Income	**¥ 31,027**	**¥ 30,941**	**$ 264,127**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Non-Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
At March 31,	2006	2005	2006
Assets			
Current Assets	¥ 10,530,330	¥ 11,429,667	$ 89,642,719
Cash and Deposits	30,068	43,205	255,963
Cash Segregated as Deposits	21,093	8,137	179,565
Trading Assets	5,400,149	6,090,476	45,970,454
Trading Securities and Others	5,248,118	6,029,569	44,676,247
Loan Assets	4,588	—	39,065
Derivative Transactions	147,441	60,906	1,255,142
Operating Investment Securities	18,672	5,891	158,959
Margin Transaction Assets	11,018	8,590	93,799
Loans Secured by Securities	4,943,175	5,217,800	42,080,320
Payments for Subscription	19,335	10,193	164,598
Guarantee Deposits	42,070	24,807	358,136
Securities: Fail to Deliver	4	145	41
Variation Margin Paid	18,664	—	158,890
Accrued Income	17,038	13,170	145,048
Short-term Deferred Tax Assets	8,144	6,392	69,334
Others	905	863	7,706
Allowance for Doubtful Accounts	(11)	(6)	(94)
Fixed assets	**254,979**	**205,115**	**2,170,591**
Tangible Assets	5,887	5,140	50,120
Buildings	2,806	2,675	23,890
Furniture and Fixture	3,081	2,464	26,230
Intangible Assets	6,655	6,447	56,656
Goodwill	120	181	1,022
Software	6,480	6,209	55,168
Others	54	57	466
Investments	242,436	193,526	2,063,815
Investment Securities	92,536	57,563	787,748
Investment in Affiliates	131,225	131,190	1,117,097
Long-term Loan to Affiliates	13,000	—	110,667
Long-term Guarantee Deposits	3,236	2,839	27,549
Long-term Prepaid Expenses	8	13	75
Others	2,429	1,919	20,679
Total Assets	¥ 10,785,309	¥ 11,634,782	$ 91,813,310

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Liabilities and Shareholders' Equity			
Liabilities			
Current Liabilities	**¥ 9,974,588**	**¥ 10,969,311**	**$ 84,911,792**
Trading Liabilities	4,379,593	4,360,335	37,282,653
Trading Securities and Others	4,228,830	4,302,353	35,999,242
Derivative Transactions	150,762	57,981	1,283,411
Payable - Unsettled Trades	297,405	210,844	2,531,756
Margin Transaction Liabilities	12,336	457	105,017
Borrowings Secured by Securities	2,909,359	4,364,950	24,766,828
Deposits Received	17,884	7,455	152,250
Cash Collateral Received from Customers	19,071	224	162,354
Securities: Fail to Receive	—	1,981	—
Variation Margin - Received	—	5,229	—
Short-term Borrowings	1,987,836	1,680,152	16,922,082
Commercial Paper	308,700	297,200	2,627,905
Short-term Bonds and Notes	1,300	9,500	11,067
Advance Receipt	467	586	3,981
Accrued Expenses	11,723	12,716	99,800
Income Taxes Payable	20,135	11,003	171,407
Reserve for Bonuses	7,937	5,811	67,568
Others	836	861	7,124
Non-Current Liabilities	**417,166**	**295,392**	**3,551,259**
Bonds and Notes	213,100	138,900	1,814,080
Long-term Borrowings	168,383	117,634	1,433,420
Long-term Borrowings from Affiliates	24,700	27,000	210,266
Deferred Tax Liabilities	4,266	7,046	36,323
Reserve for Retirement Benefits	6,686	4,811	56,918
Others	29	—	252
Statutory reserves	**1,700**	**1,268**	**14,473**
Securities Transaction Liability Reserve	1,616	1,185	13,763
Futures Transaction Liability Reserve	83	83	710
Total Liabilities	**10,393,454**	**11,265,973**	**88,477,524**
Shareholders' Equity			
Common Stock	195,146	195,146	1,661,241
Capital Surplus	125,288	125,288	1,066,558
Retained Earnings	35,969	34,064	306,198
Appropriated Reserve	870	870	7,409
Voluntary Reserve	1,561	1,586	13,297
Unappropriated Retained Earnings	33,536	31,607	285,492
Net Unrealized Gains on Other Securities, net of Taxes	35,451	14,310	301,789
Total Shareholders' Equity	**391,854**	**368,809**	**3,335,786**
Total Liabilities and Shareholders' Equity	**¥ 10,785,309**	**¥ 11,634,782**	**$ 91,813,310**

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Non-Consolidated Income Statements

For the Fiscal Years ended March 31,	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars 2006
Operating Income	¥ 138,874	¥ 104,417	$ 1,182,213
Commission Income	66,539	49,108	566,439
Trading Income	59,863	47,891	509,609
Net Gains on Operating Investment Securities	1,698	813	14,458
Interest and Dividend Income	10,772	6,604	91,707
Less: Interest Expense	(11,407)	(10,983)	(97,110)
Net operating Income	127,467	93,433	1,085,103
Selling, General and Administrative Expenses	66,043	52,884	562,215
Commission and Other Transaction-related Expenses	17,562	12,844	149,505
Compensation and Benefits	29,878	24,123	254,350
Occupancy	7,984	5,657	67,967
Data Processing and Office Supplies	4,080	3,385	34,735
Depreciation	3,421	3,373	29,123
Taxes and Dues Other than Income Taxes	1,827	2,342	15,560
Others	1,289	1,157	10,975
Operating Profits	61,423	40,549	522,888
Non-Operating Income	3,889	1,790	33,109
Non-Operating Expenses	2,519	2,248	21,451
Ordinary Profits	62,793	40,091	534,546
Extraordinary Gains	2,547	257	21,690
Extraordinary Losses	41,250	660	351,158
Income before Income Taxes	24,090	39,688	205,078
Income taxes:			
Current	29,515	19,084	251,260
Deferred	(19,038)	(3,587)	(162,067)
Net Income	¥ 13,612	¥ 24,191	$ 115,885

Notes: 1. The amounts indicated in millions of yen are rounded down by truncating the figures below one million.
2. The rate of ¥117.47=US$1.00, the foreign exchange rate on March 31, 2006, has been used for translation.

Senior Executives of Mizuho

Mizuho Financial Group

Board of Directors

Terunobu Maeda*
President & CEO

Shunichi Asada*
Deputy President
Head of Internal Audit Group / Chief Auditor (CA)

Satoru Nishibori*
Managing Director
Head of Financial Control and Accounting Group / Chief Financial Officer (CFO)

Tetsuji Kosaki*
Managing Director
Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer (CSO) / Chief Information Officer (CIO)

Hiroshi Saito
Director

Seiji Sugiyama
Director

Yoshiharu Fukuhara
Director

Mitsuo Ohashi
Director

Glen S. Fukushima
Director

Corporate Auditors

Yoshiaki Sugita
Corporate Auditor

Junichi Iwabuchi
Corporate Auditor

Yukio Nozaki
Corporate Auditor

Masahiro Seki
Corporate Auditor

Masahiko Kadotani
Corporate Auditor

Executive Officers

Masayuki Saito
Managing Executive Officer
Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer (CRO) / Chief Human Resources Officer (CHRO) / Chief Compliance Officer (CCO)

Hiroshi Kiyama
Executive Officer
General Manager of Corporate Planning

Yoshiaki Ohashi
Executive Officer
General Manager of Corporate Communications

Tetsuro Sugiura
Executive Officer
Managing Executive Officer
Mizuho Research Institute, Ltd.

Tsuneo Morita
Executive Officer
General Manager of Administration

Shuzo Haimoto
Executive Officer
General Manager of Human Resources

Mizuho Corporate Bank

Board of Directors

Hiroshi Saito*
President & CEO

Tsunehiro Nakayama*
Deputy President
Head of Internal Audit Group

Masayoshi Kanaji*
Deputy President

Takashi Okimoto*
Deputy President

Norimasa Kuroda*
Managing Director
Head of International Banking Unit

Takashi Tsukamoto*
Managing Director
Chief Strategy Officer / Head of Strategic Planning Group
Chief Financial Officer / Head of Financial Control & Accounting Group

Yasuhiro Sato*
Managing Director
Head of Corporate Banking Unit

Corporate Auditors

Tsuyoshi Kusumoto
Corporate Auditor

Mitsuo Hirakata
Corporate Auditor

Yukio Nozaki
Corporate Auditor

Toshiaki Hasegawa
Corporate Auditor

Executive Officers

Mitsuhiro Nagahama
Managing Executive Officer
Head of the Americas

Akira Kawamura
Managing Executive Officer
Head of Europe, Middle East and Africa

Takeshi Hanai
Managing Executive Officer
Head of Asia & Oceania

Mizuho Bank

Board of Directors

Seiji Sugiyama*
President & CEO

Mitsuru Machida*
Deputy President

Toshikazu Kitano*
Deputy President

Takashi Nonaka*
Managing Director

Kiyotaka Noborihayashi*
Managing Director

Haruhisa Shiraishi*
Managing Director

Hideaki Saito*
Managing Director

Corporate Auditors

Toichiro Matsutani
Corporate Auditor

Shigeru Matsuura
Corporate Auditor

Yukio Nozaki
Corporate Auditor

Toshiaki Hasegawa
Corporate Auditor

Mizuho Securities

Board of Directors

Makoto Fukuda
President

Yoneo Sakai
Deputy President

Keisuke Yokoo
Deputy President

Shigeyoshi Nishiyama
Deputy President

Mizuho Trust & Banking

Board of Directors

Teruhiko Ikeda
President and CEO

Chiharu Baba
Deputy President

Notes: 1. ★ Indicates Directors concurrently serving as Executive Officers.
2. Executive Officers, excluding the Directors concurrently serving as Executive Officers and Executive Officers responsible for global regional operations and the head of the International Banking Unit of Mizuho Corporate Bank, have not been listed.
3. Executive Officers, excluding Directors concurrently serving as Executive Officers of Mizuho Bank, have not been listed.
4. Members of the Board of Directors other than the President and the Deputy Presidents, and the Corporate Auditors as well as the Executive Officers of Mizuho Securities, have not been listed.
5. Members of the Board of Directors other than the President and CEO and the Deputy Presidents, and the Corporate Auditors as well as the Executive Officers of Mizuho Trust & Banking, have not been listed.

(As of June 27, 2006)

Domestic Network of Mizuho

(As of July 31, 2006)

Mizuho Financial Group
Head Office

Mizuho Corporate Bank
Head Office and Branches: 18

Mizuho Bank
Head Office and Branches: 375
Sub-branches: 72
Agencies: 47

Mizuho Securities
Head Office and Department: 2

Mizuho Trust & Banking
Head Office and Branches: 37
Sub-branch: 1

International Network of Mizuho

(As of July 31, 2006)

Network of Mizuho Corporate Bank

Asia and Oceania
(Country/Region)

China

Beijing Branch
8th Floor, Chang-Fu-Gong Office Building, Jia 26, Jianguomenwai Street, Chaoyang District, Beijing 100022, The People's Republic of China
TEL 86-10-6525-1888

Dalian Branch
6th Floor, Senmao Building, Zhongshan Road 147, Xigang District, Dalian 116011, The People's Republic of China
TEL 86-411-8360-2543

Shanghai Branch
25th Floor, HSBC Tower, 1000 Lujiazui Ring Road, Pudong New Area, Shanghai 200120, The People's Republic of China
TEL 86-21-6841-0001

Shenzhen Branch
21st Floor, Shenzhen International Financial Building, Jian She Lu, Shenzhen, Guangdong Province 518001, The People's Republic of China
TEL 86-755-8222-1918

Wuxi Branch
8th Floor, Wuxi Software Park, No.16 Changjiang Road, WND, Wuxi, Jiangsu Province, 214028 The People's Republic of China
TEL 86-510-8522-3939

Guangzhou Representative Office
12th Floor, Garden Tower, 368 Huanshi Dong Lu, Guangzhou 510064, The People's Republic of China
TEL 86-20-8385-8000

Nanjing Representative Office
Room 801, Nanjing Grand Hotel, 208 Guangzhou Road. Nanjing, Jiangsu Province 210024, The People's Republic of China
TEL 86-25-8332-9379

Tianjin Representative Office
Room 2202, Tianjin International Building 75, Nanjing Road, Tianjin 300050, The People's Republic of China
TEL 86-22-2330-5448

Wuhan Representative Office
Room 411, Shangri-la Hotel, 700 Jian She Dadao, Wuhan 430015, The People's Republic of China
TEL 86-27-8578-1155

Xiamen Representative Office
Room 2102, The Bank Center, No.189 Xiahe Road, Xiamen, Fujian 361003, The People's Republic of China
TEL 86-592-239-5571

Hong Kong

Hong Kong Branch
17th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2103-3000

Mizuho Capital Markets (HK) Limited
16th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2537-3815

Mizuho Corporate Asia (HK) Limited
17th Floor, Two Pacific Place, 88 Queensway, Hong Kong, S.A.R., The People's Republic of China
TEL 852-2103-3040

India

Mumbai Branch
Maker Chamber III, 1st Floor, Jamnalal Bajaj Road, Nariman Point, Mumbai, 400021 India
TEL 91-22-2288-6638

New Delhi Branch
4th Floor, East Tower, Sood Tower, 25, Barakhamba Road, New Delhi 110 001 India
TEL 91-11-3041-0900

Indonesia

PT. Bank Mizuho Indonesia
Plaza BII Menara 2, 24th Floor, JL., M.H. Thamrin No. 51, Jakarta 10350, Indonesia
TEL 62-21-392-5222

Korea

Seoul Branch
19th Floor, Seoul Finance Center, 84 Taepyung-ro 1-ka, Chung-ku, Seoul, Republic of Korea
TEL 822-3782-8500

Malaysia

Labuan Branch
Level 9 (B) & (C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
TEL 60-87-417766

Labuan Branch, Kuala Lumpur Marketing Office
Level 34, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
TEL 60-3-2070-6880

Kuala Lumpur Representative Office
Level 34, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
TEL 60-3-2070-6595

Philippines

Manila Branch
26th Floor, Citibank Tower, Valero Street corner Villar Street, Salcedo Village, Makati City, Metro Manila, Philippines
TEL 63-2-848-0001

Singapore

Singapore Branch
168 Robinson Road, #13-00 Capital Tower, Singapore 068912, Republic of Singapore
TEL 65-6423-0330

Taiwan

Kaohsiung Branch
12th Floor, No.2, Chung Cheng 3rd Road, Kaohsiung 800, Taiwan
TEL 886-7-236-8768

Taipei Branch
2nd Floor, Hung Kuo Building, 167 Tun Hua North Road, Taipei 105, Taiwan
TEL 886-2-2715-3911

Thailand

Bangkok Branch
18th Floor, TISCO Tower, 48 North Sathorn Road, Silom, Bangrak, Bangkok 10500, Thailand
TEL 66-2-638-0200

Mizuho Corporate Leasing (Thailand) Co., Ltd.
19th Floor, TISCO Tower 48/44 North Sathorn Road, Silom, Bangrak, Bangkok 10500, Thailand
TEL 66-2-638-0900

Vietnam

Hanoi Branch
Suite 403~407, 63 LTT Building, 63 Ly Thai To Street, Hanoi, Socialist Republic of Vietnam
TEL 84-4-9363-123

Ho Chi Minh City Representative Office
18th Floor, Sun Wah Tower, 115 Nguyen Hue Boulevard, District 1, Ho Chi Minh City, Socialist Republic of Vietnam
TEL 84-8-8228-638

Australia

Sydney Branch
Level 33, 60 Margaret Street, Sydney, N.S.W. 2000, Australia
TEL 61-2-8273-3888

Europe and the Middle East
(Country/Region)

Austria

Mizuho Corporate Bank-BA Investment Consulting GmbH
Landhausgasse 4/7, 1010 Vienna, Austria
TEL 43-1-5355868

Belgium

Mizuho Corporate Bank Nederland N.V. Brussels Branch
Avenue Louise 480,1050 Brussels, Belgium
TEL 32-2-645-5280

France

Paris Branch
Washington Plaza 40, rue Washington,
75408 Paris Cedex 08, France
TEL 33-1-5383-4100

Germany

Düsseldorf Branch
Königsallee 60 D, 40212 Düsseldorf,
F.R. Germany
TEL 49-211-13020

Mizuho Corporate Bank (Germany) Aktiengesellschaft
Taunustor 2, 60311 Frankfurt am Main,
F.R. Germany
TEL 49-69-27282-0

The Netherlands

Mizuho Corporate Bank Nederland N.V.
Apollolaan 171, 1077 AS, Amsterdam,
The Netherlands
TEL 31-20-5734343

United Kingdom

London Branch
Bracken House, One Friday Street,
London EC4M 9JA, UK
TEL 44-20-7012-4000

River Plate House Representative Office
River Plate House, 7-11 Finsbury Circus, London
EC2M 7DH, UK
TEL 44-20-7012-4000

Mizuho Capital Markets (UK) Limited
River Plate House, 7-11 Finsbury Circus,
London EC2M 7DH, UK
TEL 44-20-7972-9900

Bahrain

Bahrain Representative Office
Suite 201-202, Entrance 4,
2nd Floor, Manama Center, Manama, Bahrain
(P.O. BOX 5759, Manama, Bahrain)
TEL 973-17-224522

Iran

Tehran Representative Office
3rd Floor, No.1, 14th Street,
Khaled Eslamboli Avenue, Tehran 15117, Iran
TEL 98-21-872-6593

The Americas
(Country/Region)

Brazil

São Paulo Representative Office
Avenida Paulista, 1274-11° andar, CEP. 01310-925,
São Paulo, SP, Brazil
TEL 55-11-3251-4199

Canada

Mizuho Corporate Bank (Canada)
100 Yonge Street, Suite1102, Toronto, Ontario,
Canada M5C 2W1
TEL 1-416-874-0222

Cayman Islands

Cayman Branch
Coutts House, 1446 West Bay Road,
P.O. Box 707GT, Grand Cayman, Cayman Islands,
British West Indies

Mexico

Mexico Representative Office
Edificio Omega, Campos Eliseos No.345-11,
Col. Chapultepec Polanco, Deleg. Miguel
Hidalgo, 11560 Mexico, D.F., Mexico
TEL 52-55-5281-5037

U.S.A.

Chicago Branch
311 South Wacker Drive, Suite 2020,
Chicago, IL 60606, U.S.A.
TEL 1-312-855-1111

New York Branch
1251 Avenue of the Americas,
New York, NY 10020, U.S.A.
TEL 1-212-282-3000

Los Angeles Agency
350 South Grand Avenue, Suite 1500,
Los Angeles, CA 90071, U.S.A.
TEL 1-213-243-4500

Atlanta Representative Office
3353 Peachtree Road NE, Atlanta Financial Center,
Suite 500, Atlanta, Georgia 30326, U.S.A.
TEL 1-404-364-1550

Houston Representative Office
5051 Westheimer Road, Galleria Tower II,
Suite 710, Houston, Texas 77056, U.S.A.
TEL 1-713-499-4800

Mizuho Capital Markets Corporation
1440 Broadway, 25th Floor,
New York, NY 10018, U.S.A.
TEL 1-212-547-1500

Mizuho Corporate Bank of California
350 South Grand Avenue, Suite 1500,
Los Angeles, CA 90071, U.S.A.
TEL 1-213-612-2700

Mizuho Corporate Bank (USA)
1251 Avenue of the Americas,
New York, NY 10020, U.S.A.
TEL 1-212-282-3030

Mizuho Desk
(Country/Region)

Asia and Oceania

Maybank
Menara Maybank, 100 Jalan Tun Perak,
50050 Kuala Lumpur, Malaysia
TEL 60-3-2031-2346

Europe and the Middle East

Raiffeisen Zentralbank Osterreich AG
A-1030 Wein, Am Stadpark 9, Austria
TEL 43-1-71707-1375

Mashreqbank psc
P.O.Box 1250, Omar Ibn Al Khatab Rd,
Next to Al Ghurair Centre, Deira, Dubai
TEL 971-4-881-3390

The Americas

Unibanco
Av. Eusebio Matoso 891, 05423-901,
São Paulo, SP, Brazil
TEL 55-11-3097-5824

"Mizuho Desk"
By forming tie-ups with major financial institutions in regions where Mizuho does not possess offices, we offer our customers financial services through various institutions. (Transactions are conducted directly between the customer and the local financial institution.)

Network of Mizuho Securities

Beijing Representative Office
8th Floor, Chang-Fu-Gong Office Building, Jia 26,
Jianguomenwai Street, Chaoyang District,
Beijing 100022, The People's Republic of China
TEL 86-10-6523-4779

Shanghai Representative Office
24th Floor, HSBC TOWER, 1000 Lujiazui
Ring Road, Pudong New Area, Shanghai
200120, The People's Republic of China
TEL 86-21-6841-1000

Mizuho Securities Asia Limited
10th Floor, CITIC Tower,
1 Tim Mei Avenue, Central, Hong Kong, S.A.R.,
The People's Republic of China
TEL 852-2685-2000

Mizuho Futures (Singapore) Pte. Limited
5 Shenton Way, #15-01 UIC Building
Singapore 068808, Republic of Singapore
TEL 65-6221-3633

Mizuho Bank (Switzerland) Ltd.
Loewenstrasse 32, 8023 Zurich, Switzerland
TEL 41-1-216-9111

Mizuho International plc
Bracken House, One Friday Street,
London EC4M 9JA, UK
TEL 44-20-7236-1090

Mizuho Securities USA Inc.
1251 Avenue of the Americas, 33rd Floor,
New York, NY 10020, U.S.A.
TEL 1-212-209-9300

The Bridgeford Group, Inc.
445 Park Avenue, 20th Floor,
New York, NY 10022, U.S.A.
TEL 1-212-705-0880

Network of Mizuho Trust & Banking

Mizuho Trust & Banking (Luxembourg) S.A.
1B, Parc d'ActivitéSyrdall, L-5365 Munsbach,
Grand Duchy of Luxembourg
TEL 352-4216171

Mizuho Trust & Banking Co. (USA)
666 Fifth Avenue, Suite 802,
New York, NY 10103, U.S.A.
TEL 1-212-373-5900

Network of DLIBJ Asset Management

DLIBJ Asset Management International Ltd.
Bracken House, One Friday Street,
London, EC4M 9JA, UK
TEL 44-20-7329-3777

DLIBJ Asset Management U.S.A. Inc.
1133 Avenue of the Americas, 28th Floor,
New York, NY 10036, U.S.A.
TEL 1-212-350-7650

Investor Information on Mizuho Financial Group, Inc.

Date of Establishment

January 8, 2003

Paid-in Capital

¥1,540,965 million

Outstanding Shares

13,284,425.49 shares
Common Stock: 12,003,995.49 shares
Preferred Stock: 1,280,430 shares

Number of Shareholders

Common Stock: 298,920
Preferred Stock: 3,400

Major Shareholders (Common Stock)

	Shares held	Percentage of shares outstanding (%)
Japan Trustee Services Bank, Ltd. (Trustee account)	624,645.00	5.20
The Master Trust Bank of Japan, Ltd. (Trustee account)	601,728.00	5.01
RBC DEXIA INVESTOR SERVICES TRUST, LONDON-CLIENTS ACCOUNT (Standing proxy agent: Standard Chartered Bank)	402,627.00	3.35
Mizuho Financial Strategy Co., Ltd.	392,840.83	3.27
The Dai-ichi Mutual Life Insurance Company	279,158.00	2.32
STATE STREET BANK AND TRUST COMPANY (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	226,825.00	1.88
THE CHASE MANHATTAN BANK, N. A. LONDON (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	157,187.00	1.30
STATE STREET BANK AND TRUST COMPANY 505103 (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	153,058.00	1.27
Japan Trustee Services Bank, Ltd. (Trustee Account 4)	139,138.00	1.15
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000.00	1.14

Note: The voting rights of the shares held by Mizuho Financial Strategy Co., Ltd. are restricted, pursuant to Article 241 Paragraph 3 of the former Japanese Commercial Code.

(Preferred Stock)

	Shares held	Percentage of shares outstanding (%)
The Resolution and Collection Corporation	300,000	23.42
The Dai-ichi Mutual Life Insurance Company	27,000	2.10
Meiji Yasuda Life Insurance Company	25,000	1.95
Sompo Japan Insurance Inc.	19,000	1.48
FUKOKU MUTUAL LIFE INSURANCE COMPANY	15,000	1.17
ITOCHU Corporation	10,000	0.78
THE KANSAI ELECTRIC POWER CO., INC.	10,000	0.78
Shiseido Company, Limited	10,000	0.78
SHIMIZU CORPORATION	10,000	0.78
Seiko Epson Corporation	10,000	0.78
TAISEI CORPORATION	10,000	0.78
Electric Power Development Co., Ltd.	10,000	0.78
The Tokyo Electric Power Company, Incorporated	10,000	0.78
Nippon Express Co., Ltd.	10,000	0.78
Marubeni Corporation	10,000	0.78

Note: In the table above, the figure for the number of shares held by The Resolution and Collection Corporation is the total for the Fourth Series and Sixth Series of Preferred Stock. For other companies, the figures represent the totals for the Eleventh Series and the Thirteenth Series of Preferred Stock.

(As of March 31, 2006)

(Reference)

1. All 150,000 shares of the Fourth Series Class IV Preferred Stock and 150,000 shares of the Sixth Series Class VI Preferred Stock held by The Resolution and Collection Corporation have been repurchased and cancelled on July 4, 2006 by Mizuho Financial Group, Inc. (MHFG).
2. 131,800 shares of the Common Stock held by Mizuho Financial Strategy Co., Ltd. have been repurchased and cancelled on July 7, 2006 by MHFG.

Stock Listings

Tokyo Stock Exchange
Osaka Securities Exchange

Accounting Auditors

Ernst & Young ShinNihon

Shareholder Register Manager

Mizuho Trust & Banking Co., Ltd.

Fiscal Year

April 1 to March 31

Convocation of General Meetings of Shareholders

An ordinary general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Record Date

1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.
2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.

Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders

Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of March 31 of each year.

Interim Dividends

The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Company Law of Japan to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.

Disclosure Policy

Basic Principles

We aim to win the highest regard of our shareholders and the market and to earn the trust of society as Japan's leading comprehensive financial services group. For this reason, we place one of the highest management priorities on continuing to disclose information to our customers, shareholders, and investors both in and outside Japan in a fair, timely and appropriate manner, in order that they may form proper judgments and appraisals of the group. To achieve this aim, we observe applicable domestic and international laws and regulations as well as stock exchange rules relating to corporate disclosure, and we establish and implement appropriate Disclosure Controls and Procedures.

Disclosure Controls and Procedures

(1) Establishment and Implementation of Disclosure Controls and Procedures

Our Disclosure Controls and Procedures are established to observe applicable domestic and international laws and regulations as well as stock exchange rules and to implement fair, timely and appropriate corporate disclosure. The Disclosure Controls and Procedures are the process carried out by directors, officers and employees of Mizuho Financial Group and include internal controls designed to provide reasonable assurance regarding the reliability of Financial Reporting and the Preparation of Financial Statements. We have established the basic principles underlying our Disclosure Controls and Procedures as well as our internal rules related to Disclosure Controls and Procedures that govern the management framework for the entire Mizuho Financial Group including group companies, and we endeavor to establish, implement and continuously improve our Disclosure Controls and Procedures. Our Disclosure Committee is the principal management body that is responsible for discussing and exploring matters relating to Disclosure Controls and Procedures.

(2) Evaluation of Effectiveness of Disclosure Controls and Procedures

Our Disclosure Controls and Procedures are documented, and evaluation of the overall effectiveness of our Disclosure Controls and Procedures is conducted regularly by reviewing the contents of such documentation and their implementation. In addition, evaluation of the effectiveness and appropriateness of Disclosure Controls and Procedures is conducted through internal audits.

(3) Others

We established a "Code of Ethics for Financial Professionals" to be observed by all directors and executive officers, as well as all managers and other employees within Mizuho Financial Group who engage in financial reporting, accounting or disclosure. We have also developed the "Internal Controls and Audit Hotline", a system designed for obtaining concerns regarding questionable accounting or auditing matters from both inside and outside Mizuho Financial Group.

Disclosure Methods, Other

(1) Disclosure Methods

With respect to the information which is required to be disclosed pursuant to applicable domestic and international laws and regulations as well as stock exchange rules, we follow the defined disclosure procedures such as publishing such information in business reports (Jigyo-Hokoku), annual securities reports (Yukashoken-Hokokusho) and other disclosure publications, as well as providing such information through the information distribution systems of domestic and international stock exchanges and through press releases. We also endeavor to disclose other information in a fair, timely and appropriate manner. When we disclose such information, we basically publish on our website the information we disclose. In addition, we endeavor to utilize the latest disclosure methods and tools to provide more fair and widespread disclosure.

(2) Investor Relations Activities

In accordance with our Basic Principles described in section 1 above, and with due attention to two-way communication, we endeavor sincerely to facilitate a proper understanding of our management strategies, financial condition and other matters. In this way, we aim to earn the trust of the market and obtain an appropriate market reputation.

Beginning with the disclosure required by applicable domestic and international laws and regulations as well as stock exchange rules, we endeavor to grasp properly the types of information desired by the market and to disclose useful and appropriate information voluntarily and proactively. Regarding disclosure of information we consider particularly important, we communicate such information on an *ad hoc* basis as and when necessary, even if a press release has already been issued, through such means as special briefing sessions.

In addition, we respect various disclosure principles including fair disclosure. Accordingly, at individual calls, private meetings or conferences hosted or attended by representatives of Mizuho Financial Group we endeavor to limit carefully our explanations to matters already disclosed and facts commonly known.

(3) Correction of Misconceptions in the Markets

If we identify significant misconceptions regarding Mizuho Financial Group in the market due to the spread of rumors or otherwise, we endeavor to investigate their causes and correct such misconceptions promptly.

Privacy Policy Regarding Customer Information

Mizuho Financial Group, Inc. ("MHFG") hereby establishes and announces the "Privacy Policy Regarding Customer Information" applicable to Mizuho Financial Group which is composed of MHFG, its consolidated subsidiaries and affiliates (which are accounted for by the equity method) that are listed in MHFG's Financial Reports.

Policy of Management

Mizuho Financial Group recognizes appropriate protection and use of personal information to be important social responsibilities, and makes every effort to appropriately protect and use personal information complying with the Personal Data Protection Law in Japan, other related regulations and the internal rules of Mizuho Financial Group, including the "Privacy Policy Regarding Customer Information" when Mizuho Financial Group conducts business.

Proper Acquisition

Mizuho Financial Group will acquire personal information that is necessary to conduct its business by proper and lawful means.

Purpose of Use

Mizuho Financial Group will specify the purpose of use of personal information and will not use it beyond the specified purpose. Furthermore, Mizuho Financial Group will not use personal information beyond the purpose limited by related regulations.

The purpose of use of personal information is set forth through the web site or other measures provided by each company of Mizuho Financial Group.

Limitation on Providing Personal Information to a Third Party

Mizuho Financial Group will not provide personal information to any third party in principle unless the individual concerned has agreed to such use or it is authorized by law. However, Mizuho Financial Group may provide personal information to relevant entities without customer consent in following cases:

- Mizuho Financial Group entrusts management of personal information that is necessary to achieve the purpose of use to a third party.
- Mizuho Financial Group is one of the parties in a consolidation transaction.
- Mizuho Financial Group uses personal information jointly with designated entities that are publicly informed.

Management of Sensitive Information

Mizuho Financial Group will not acquire, use and provide to any third party sensitive information (e.g. political affiliation, religion, participation in labor union, race, ethnic group, family origin, legal address on family registry and medical information) unless authorized by law or it is necessary to conduct business on condition that Mizuho Financial Group has customer consent.

Security Measures

Mizuho Financial Group will maintain and manage accurate and up to date personal information, and prevent leakage of information with rational security measures. Mizuho Financial Group will properly supervise employees and parties entrusted with handling personal information.

Continuous Improvement

Mizuho Financial Group will continuously review this policy according to the development of information technologies and the changes in social demand, and improve the management of personal information.

Procedures to Request Disclosure

Mizuho Financial Group will endeavor to properly and promptly cope with following requests from customers:

- notification of the purpose of use
- disclosure of personal data
- correction, addition and deletion of personal data that do not reflect the facts
- suspension of use and elimination of personal data
- suspension of providing personal data to a third party

Customer Request

Mizuho Financial Group will endeavor to cope with customer requests for the management of personal information sincerely and promptly.

Contact Information

Mizuho Financial Group, Inc.
1-5-5, Otemachi,
Chiyoda-ku, Tokyo 100-0004,
Japan
Tel. +81-(0)3-5224-1111
URL: http://www.mizuho-fg.co.jp/



Mizuho Corporate Bank, Ltd.
1-3-3, Marunouchi,
Chiyoda-ku, Tokyo 100-8210,
Japan
Tel. +81-(0)3-3214-1111
URL: http://www.mizuhocbk.co.jp/



Mizuho Bank, Ltd.
1-1-5, Uchisaiwaicho,
Chiyoda-ku, Tokyo 100-0011,
Japan
Tel. +81-(0)3-3596-1111
URL: http://www.mizuhobank.co.jp/



Mizuho Trust & Banking Co., Ltd.
1-2-1, Yaesu,
Chuo-ku, Tokyo 103-8670,
Japan
Tel. +81-(0)3-3278-8111
URL: http://www.mizuho-tb.co.jp/



Mizuho Securities Co., Ltd.
Otemachi First Square,
1-5-1, Otemachi,
Chiyoda-ku, Tokyo 100-0004,
Japan
Tel. +81-(0)3-5208-3210
URL: http://www.mizuho-sc.com/



○ MHFG's "News Release E-mail Distribution Service"

MHFG offers an e-mail service for notifying registered users the title and the URL page of the group's news releases when releases are placed on the group's website.

If you wish to register for this service, please access MHFG's website (http://www.mizuho-fg.co.jp/english/), and click "News Release E-mail Distribution Service."


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Mizuho Financial Group CSR REPORT 2005

RECEIVED
2005 SEP 15 A 8: 35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Business Overview

Group Overview

Mizuho Financial Group (MHFG) was inaugurated in September 2000 with the establishment of Mizuho Holdings as a holding company for its subsidiaries Dai-Ichi Kangyo Bank, Fuji Bank, and the Industrial Bank of Japan. Today, Mizuho Financial Group serves as the financial holding company for a corporate group that provides comprehensive financial services, including banking, securities, trust and asset management.

On October 1, 2005, the principal functions of the group's companies—banking, securities, trust, and asset management—were reorganized into three global groups. The Global Corporate Group is led by Mizuho Corporate Bank and provides borderless services to large companies and financial institutions, the Global Retail Group is spearheaded by Mizuho Bank and provides services to small and medium-sized enterprises, middle market corporations, and individual customers, and the Global Asset & Wealth Management Group offers services with focus on asset management and investment. MHFG has converted to a structure capable of promptly and precisely responding to the diverse needs of customers.

Company Name	Mizuho Financial Group, Inc.
Head Office	1-5-5 Otemachi Chiyoda ward, Tokyo 100-0004
Establishment	January 2003
Employees (Consolidated) (Employees (not including part-time and temporary employees) and executive officers)	45,966
Total assets (Consolidated)	¥146.887 trillion
Capital adequacy ratio (Consolidated)	10.73%
Total outstanding shares	13,409,425.49
Common shares	12,003,995.49
Preferred shares	1,405,430

(As of September 30, 2005)

Group Operations

Holding Company

Mizuho Financial Group, Inc.	Financial holding company that manages the companies in the Mizuho Financial Group.

Global Corporate Group

Mizuho Corporate Bank (MHCB)	MHCB focuses on corporate finance, primarily serving large corporations (such as those listed on the first sections of domestic stock exchanges), financial institutions and their group companies, public sector entities, and overseas corporations including subsidiaries of Japanese companies.
Mizuho Securities (MHSC)	A wholesale securities company whose customers are institutional investors, corporations, financial institutions and public corporations in Japan and overseas.

Global Retail Group

Mizuho Bank (MHBK)	MHBK serves primarily individuals, SMEs, and middle market corporations, and local governments in Japan.
Mizuho Investor Securities (MHIS)	A securities company that focuses on serving the group's customers.
UC Card	Credit card affiliate and processing company.
Mizuho Capital	The group's principal venture capital company.
Shinko Securities	A comprehensive securities company that focuses on the middle and retail markets.

Global Asset & Wealth Management Group

Mizuho Trust & Banking (MHTB)	A trust bank that possesses strengths in both the corporate and individual markets.
Mizuho Private Wealth Management	A general consulting company that addresses the diverse financial and non-financial needs of ultra-high net worth customers*.
Trust & Custody Services Bank (TCSB)	A highly specialized trust bank focusing on the custody business.
Dai-Ichi Kangyo Asset Management (DKA)	An asset management company.
Fuji Investment Management (FIMCO)	An asset management company.
DLIBJ Asset Management (DIAM)	An asset management company.

Strategic Group Subsidiaries

Mizuho Financial Strategies	An advisory company providing expertise to meet the reorganization and revitalization-related needs of regional financial institutions.
Mizuho Research Institute (MHRI)	A think tank.
Mizuho Information & Research Institute (MHIR)	A general information and research company focusing on information technology.

(As of December 2005)

* Customers who have entrusted the group with extremely large amounts of investment assets

Geographical Distribution and Income Overview (Year ending March 2005)



Other Businesses
9.2%
Securities Business
11.6%
Banking Business
79.2%
Ordinary Income by Business
Asia and Oceania
2.6%
Europe
6.1%
Americas
9.7%
Japan
81.6%
Ordinary Income by Region

Banking Business: Banking, Trust and Banking
Securities Business: Securities
Other Businesses: Credit Cards, Asset Management, etc.

Notes: 1. Countries and regions are classified by taking into account geography and the mutual relevance of business activities.
Notes: 2. "Americas" includes Canada, the U.S., etc. "Europe" refers to the U.K. and continental European countries. "Asia and Oceania" includes Hong Kong, Singapore, etc.



Editorial Policy

This report constitutes the first report put out by the group on corporate social responsibility (CSR). The aim of the report is to enhance communication with stakeholders by conveying the group's initiatives in the area of CSR as well as to serve as an opportunity for reviewing the current status of those initiatives. MHFG plans to issue CSR reports annually.

The report is organized as follows.

Special Section: Three special sections are provided to facilitate consideration of the group's CSR activities.

"What is Finance?" explains the roles played by finance in society. "Mizuho—Soaring to a New Phase" introduces the history of MHFG from its founding to present, and then highlights the roles the group will strive to fulfill in the future. "Finance that Shapes the Future" introduces the main businesses of the group.

Governance & Management: Lays out the group's management principles and polices and provides an overall picture of its CSR activities. This section also explains the group's system for promoting these activities.

Economic Report: Reports the status of current activities primarily with data that provide an overview of the group's operations.

Social Report: Reports the group's initiatives through its relationships with four types of stakeholders: customers, shareholders, employees and local communities.

Environmental Report: Provides a summary of environment-related activities at group companies and reports on initiatives at MHFG to reduce environmental impact.

Third-Party Opinion: The group solicited an assessment and statement on its overall CSR initiatives from an independent third-party.

In preparing this report, reference was made to GRI's* Sustainability Reporting Guidelines and Financial Services Sector Supplement. Financial information, including risk management and activities to improve asset quality, is provided in the Disclosure Report, which is issued separately. Please refer to it in conjunction with the CSR Report.

* GRI stands for Global Reporting Initiative. It is an international organization established in 1997 for the purpose of creating globally applicable guidelines related to sustainability reports issued by corporations and other bodies.

Scope of Select Terms:
This report defines the scope of select terms as follows.

Mizuho Financial Group (MHFG)
Refers to Mizuho Financial Group, Inc. on a non-consolidated basis.

The group, Mizuho and any "first-person" narrative
Refers to Mizuho Financial Group, Inc. and its principal group companies in Japan and overseas. (Mizuho Bank, Mizuho Corporate Bank, Mizuho Securities, Mizuho Trust & Banking, Mizuho Investors Securities, Trust & Custody Services Bank, Dai-Ichi Kangyo Asset Management, Fuji Investment Management, DLIBJ Asset Management, Mizuho Research Institute, Mizuho Information & Research Institute, Mizuho Advisory, Mizuho Financial Strategies, and Mizuho Private Wealth Management)

Employees
A collective designation for all employees working at the group in Japan and overseas, except non-permanent and temporary employees and executive officers.

Period Covered: The report primarily covers the period from April 1, 2004 to March 31, 2005, and also incorporates important information since April 2005.

Issue Date: May 2006

Next Planned Issue: November 2006

Business Overview 2
Editorial Policy 3
Message from Management 4

Special Section

What is Finance? 8
Mizuho—Soaring to a New Phase 12
Finance that Shapes the Future 16

Governance & Management

Mizuho's CSR 22
Corporate Governance 24
Executive Structure 25
Risk Management 26
Compliance 27
Mizuho's Stakeholders 28

Economic Report

Mizuho's Economic Performance 30

Social Report

Relationship with Customers 32
Relationship with Shareholders 34
Relationship with Employees 35
Relationship with Local Communities 38

Environmental Report

Environmental Initiatives 44

GRI Content Index 46
Third-Party Opinion 50

Message from Management



Mizuho Financial Group, Inc.
President & CEO

T. Maeda

Why is Mizuho Financial Group, Inc. (MHFG) releasing its first CSR Report? What is the significance of that?

Mizuho organized itself around a holding company in April 2002, beginning a system of business segmentation by group companies tailored to specific customer segments and company functions. Since then our response to some very challenging management issues—a systems failure, handling of bad debts, repaying public funds, and so on—has taken on new speed, allowing us to carry out management reform. As a result, we have come to recognize a turning point in our management from the conventional "emergency-reaction" mode, aiming to regain customers' trust, to a "future-minded, customer-oriented" approach in which we help build a better future for our customers.

Reflecting this, our "Channel to Discovery" Plan, the business strategy announced in April 2005, includes stronger CSR initiatives among our management goals. Factors stimulating this reinforcement of CSR include the expanding scope of our business activities and the increasing globalization of our market, which in turn have changed the role that we as an enterprise are expected to play and now we must take pro-social and pro-environmental initiatives as a natural part of our duties.

To meet these social needs, take a long term perspective and actively engage in high-quality CSR initiatives, we have compiled our wide-ranging efforts made so far into this CSR Report so that we can share this information with our stakeholders and facilitate future dialogue with them.

What is MHFG's perspective on CSR?

Upon the establishment of a joint holding company in September 2000, we formulated the Mizuho Code of Conduct, which has been adopted by each of our group companies. The Mizuho Code of Conduct does not specifically use the term CSR but it does set out Mizuho's basic stance, which not only directs us to comply with the law but also defines the attitude we should take to our customers, stockholders, local communities, employees, suppliers and government authorities and how best to deal with environmental issues. This is to say, our belief in conducting our business activities with a three-pronged awareness of

economic, social and environmental issues has been with us since the launch of the group.

Our "Channel to Discovery" Plan, moreover, says that CSR initiatives are the "main pillar of corporate activities intended to create and develop new corporate value," and reconfirms the importance of this in our current business environment. We believe that this is an inevitable element for our group to achieve sustainable development together with society. Simultaneous with this, we decided on five key activities to engage in immediately: taking pro-environmental initiatives, supporting financial education, enhancing governance, achieving highly responsive communication and promoting unified group-wide initiatives.

What are the unique features of MHFG's CSR?

We offer a very wide range of financial services, because at its core Mizuho has a bank, a securities company and a trust bank and it also encompasses a credit card company, a venture capital company, an investment advisory company, a think tank, an IT strategy company and more. Together, we believe that we can deal flexibly with whatever needs we face, by each of these enterprises using its expertise in its own field while practicing CSR in line with the group's primary business under a unified group policy.

A dialogue that brings together people from different industries and fields can lead to new solutions. Fortunately, our group does business with a vast range of customers--individuals, small and medium-sized enterprises, large corporations and non-Japanese entities—and like us, these customers are working for the benefit of society and the environment in many different ways. Now we seek to promote our CSR initiatives by leading an even more multifaceted dialogue with our customers, shareholders, local communities, business partners, employees, government agencies and other stakeholders and making full use of our management resources, thereby offering solutions to social, environmental and other problems that cut across many fields of business.

* * *

In the "Channel to Discovery" Plan, we have stated that we seek to be "a financial partner that helps customers shape their future and achieve their dreams." Taken from the CSR perspective, this means not only offering quality, leading-edge financial products and services, but also remaining fully aware of our public mission as part of the economic and social infrastructure, smoothing the flow of financing and contributing to the healthy development of the economy and society in Japan and abroad.

We have begun actively initiating CSR activities under the leadership of the holding company, but in the future each group company will be taking more specific initiatives. MHFG seeks to keep up an ongoing dialogue with our stakeholders while steadily undertaking CSR initiatives of even greater quality. We welcome and look forward to candid comments and suggestions from our stakeholders.





Mizuho is committed to provide financial education to the next generation of children who will take the reins of the future. It is our hope that by acquiring financial knowledge and developing the ability to take on all of life's challenges, they will open new frontiers to a prosperous future.

These special sections were included to help readers assess Mizuho's social responsibilities as a financial institution.

- **What is Finance?** 8
- **Mizuho—Soaring to a New Phase** 12
- **Finance that Shapes the Future** 16

What is Finance? —The evolution of finance which changes with the times

What roles does finance play in society? Often likened to the lifeblood of the economy, money is indispensable to our economic activities. Financial institutions support economic activities by facilitating the flow of money. As needs have diversified alongside changes in economic and social structures, the roles expected of financial institutions have also grown more advanced and diversified.
This section touches on the roles which Japan's banks, securities companies, and trust banks have fulfilled, and at the same time introduces new financial methods that are emerging as needs diversify.

Conventional Financial Functions

Roles Played by Banks

1. Financial Intermediation for Collecting and Supplying Necessary Funds— Leading Actor in Indirect Financing

Banks receive the surplus funds of individuals, companies and other institutions in the form of deposits, store them safely and provide savings instruments. Using these collected deposits as the source, banks make loans to individuals who need money to purchase a house, for example, or companies that need funding to build a factory, and then collect interest on the loans. Banks then use this loan interest to pay interest to depositors.

Loans, however, are not always paid back. A person taking out a mortgage may become unemployed and be unable to repay the money, or a company that has built a factory may not be able to pay back the loan because a product did not sell as well as expected.

One task of a bank, then, is to minimize, to the extent possible, the risk that loans will become delinquent and not be repaid.

For this reason, when making loans, banks conduct investigations to make sure that the repayment schedule is feasible given the person's income, in the case of individual customers, and that repayment can be anticipated with certainty given the company's earnings, in the case of corporate customers. In addition, after making a loan, banks continuously monitor repayment status and other conditions. Recently, for smaller corporate loans, banks have been working to implement scoring systems that render sales, earnings, financial position and other indicators into a numerical score and to automatically conduct screening in order to promptly meet the financial needs of customers by accelerating the credit analysis process.

Credit risk is ascertained through screening and monitoring, and is controlled by diversifying the recipients of loans to large numbers of individuals and companies. In this way, banks work to safely manage the important deposits that are entrusted to them by depositors.

It would be exceedingly difficult for individual depositors to ascertain credit risk for companies and individuals in need of funding due to the nature of available information and highly specialized risk analysis as well as to the costs involved, including time requirements. Moreover, the amounts to be invested and the term desired by depositors would not always match the amounts to be borrowed and term desired by the borrowers.

It is here that banks step in to facilitate the flow of funds between depositors and borrowers. This is why bank lending is also referred to as indirect financing.

2. Settlement to Facilitate Economic Activity

We do not necessarily make payment in cash when shopping at stores or receiving services. People sometimes pay via bank transfer or use credit cards.

For transactions among companies, payment via checks and bills is also utilized. Payment can be made to the recipient's account without having to carry around large sums of cash, and the transaction provides recipients with the sense of security as in a cash transaction.

Payments made to compensate for goods or services is called settlement. Banks provide this settlement function, which serves to facilitate economic activity. They also work to keep security systems in place so that transactions can be conducted safely and reliably.

In Japan, where cash transactions are prevalent, it is important to be able to withdraw cash at any time and place. Given this, in addition to banking locations, ATM networks could be considered public infrastructure.

Roles Played by Securities Companies

Actor in Direct Financing

When companies procure funds, one method available to them is to go to a bank to borrow money through indirect financing. They are also able to receive funds directly from investors by issuing stocks or bonds. In the case of the government and local municipal bodies, they issue government bonds and municipal bonds. This way of raising funds is called direct financing. In this case, investors directly invest in the company by purchasing stocks or bonds, so while they bear risks such as price declines, they also directly receive dividends or interest.

In this way, securities markets connect investors with companies and government bodies in need of funding. Securities companies intermediate transactions on securities markets. They provide support for the issuance of stocks and bonds and on the other hand sell stocks and bonds to investors. Via the market, investors can also trade stocks and bonds they have purchased. In addition, securities companies also provide information and investment advice to help investors. All of the various business activities of securities companies require professional expertise.

There are various types of securities companies: retail securities companies that focus on transactions with individual investors, wholesale securities firms that specialize in intermediating companies and securities markets, and general securities companies that offer a full line of services.

Roles Played by Trust Banks

Managing and Investing Assets

In addition to banking functions, trust banks are involved in trusts, which manage and invest assets that include real estate, financial assets, and monetary claims like accounts receivable and loans.

For example, in the case of real estate, a variety of specialized know-how—in purchasing, development, maintenance, leasing, disposal, etc.—is required to manage and utilize a wide range of assets like office buildings, commercial facilities and residential properties. Trust banks have specialists with ample experience in each area to manage and utilize real estate. With the full-fledged arrival of an aged society close at hand, in recent years, the need has been mounting for corporate pension asset management and testamentary trusts for smoothly passing on assets and businesses to family members and successors.

Moreover, the asset management and investment function of trusts can also be used in raising funds. Companies entrust the management, utilization, collection and disposal of a variety of assets, including their real estate, accounts receivable and software licenses, to trust banks. The beneficiary rights (right to receive profit generated by trust assets) are converted to cash by selling them to investors.

When the assets possessed by an organization are converted to cash by utilizing trusts or other instruments, it is called liquidation. Income is generated for investors in forms such as lease payments on real estate, collection of accounts receivable and licensing fees.

Diversification of Needs and the Changing Role of Finance

Responding to Market-Oriented Indirect Financing

Methods for procuring funds have been growing more diverse and have included the utilization of liquidation. Sales of investment trusts, which benefit from diversification, even in small investment lots, have also been active.

Syndicated loans are also on the rise. This type of financing involves a lead bank which serves as an arranger in negotiating loan terms, managing collateral, and concluding agreements, and works to solicit financial institutions to participate in the syndication.

These new financial instruments that combine indirect and direct financing are called market-oriented indirect financing. As this type of financing develops, financial intermediary functions—loan syndication, securitization, administrative processing, sales of financial instruments, etc.—will become increasingly differentiated, and financial institutions will be required to demonstrate expertise in each area.

Enhancing Sales Channels and Consulting Capacities

Financial institutions have traditionally provided financial products and services largely through branches, but more recently have begun to offer their products and services via the Internet and cell phones as well, providing greater convenience for customers. In addition, approval has been granted for the sale of insurance products and investment trusts as well as securities brokerage services at bank counters. Thus, financial institutions are now also able to offer a variety of financial products and services at a single location (one-stop channel).

And, because each customer differs in terms of values, risk tolerance, and the types and amounts of assets possessed, there has been increasing demand for diverse products that meet particular needs as well as for detailed consulting services.

Providing Solutions

As Japan's economic structure undergoes substantial change, the requirements of companies vis-à-vis financial institutions have not been limited to financing and support for their financial strategies, but have extended to providing a variety of solutions—for restructuring existing businesses, moving into new businesses, mergers and acquisitions, and alliance strategy. Financial institutions must meet the diverse needs of a wide range of companies—from startups to major multinational corporations.

Consolidating Financial Functions

In order to meet these diversifying needs, there is a global trend, among large financial groups, to integrate financial functions of banks, securities companies, trust banks, etc. and to closely link them while demonstrating expertise of each. Mizuho, with no exception, will also provide better financial products, services and solutions by maximizing collective group strengths.

Financial Intermediation


Indirect Financing
Syndicated Loans
Market-Oriented Indirect Financing
Investment Trust Securitization
Direct Financing
Fund Providers (Depositors, Investors)
Deposit
Bank
Loan
Arranger
Deposit
Bank
Deposit
Bank
Financial Institution, etc.
Syndicated Loan Arrangement
Loan
Investment
SPC, Trusts
Loan and Investment
Investment
Bank/Trust Bank
Markets
Stocks, Bonds, etc.
Securities Company
Investment
Securities Company
Fund Recipients

Public Nature of Finance and Recent Financial Trends in Japan

Public Nature of Banks and Obligatory Financial Health

Banks play an important role in the economy and society, fulfilling the function of intermediating funds by providing depository services, the basic savings instrument, and settlement services. If a bank goes under, it affects not only depositors, but also companies borrowing loans and a wide variety of other customers.

In addition, banks handle money transfers to other banks and transactions between banks involving large volumes of funds, so if one bank goes bankrupt, other banks have the potential to be impacted into a chain reaction.

In this way banks have a highly public nature that impacts society greatly if they fail. For this reason there is a framework of maintaining sound credit conditions and protecting depositors.

In addition to a licensing system for establishing banks in Japan, the Financial Services Agency ensures that banks are managed in a sound manner under various regulations and inspections such as the following: capital adequacy regulations that require banks to secure shareholders' equity above a certain percentage, large exposure regulations that limit the amount of loans that can be made to a single company and prevent the concentration of loan risk.

In addition, in order to protect depositors from a bank failure, deposits of up to ¥10 million in principal and interest are guaranteed, in principle, by deposit insurance.

Financial System Instability Caused by the Collapse of the Economic Bubble

The destabilization of the financial system in the latter half of the 1990's after the collapse of Japan's economic bubble again called into question the public nature and soundness of banks.

Investment in real estate and stock increased and asset prices rose due to long-term monetary easing during a phase of dramatic yen appreciation following the Plaza Accord in 1985. Rising asset prices increased the value of collateral and, against this backdrop, there were increasing numbers of individuals and companies that invested in real estate and stock by borrowing. This caused further spikes in asset prices and led to the emergence of an economic bubble.

Furthermore, at that time large companies were moving away from dependence on banks and shifting from bank loans to direct financing using commercial paper, corporate bonds and other instruments, which occurred as financing methods were being deregulated. For this reason, banks sought out investment opportunities for deposits, increasingly utilizing mortgage-backed financing and investing into real estate and stock purchases.

In time, regulations on total exposure to land-related financing by banks were implemented and interest rates were raised dramatically, putting a damper on the expectation that stocks and real estate would continue to rise. When this happened, asset prices plunged at the beginning of the 1990's and led to the collapse of the bubble. As a result, companies were saddled with excessive debt vis-à-vis assets, which had dropped in value, and the increased burden of interest payments caused by rising interest rates adversely affected earnings, as some companies began having trouble paying back their borrowings. Moreover, companies' financial performance stagnated due to an extended deflationary period in the latter half of the 1990's, which made solving the problem of excessive debt even more difficult.

The financial position of banks worsened each year because of increasing amounts of non-performing loans and decreasing unrealized gains due to falling stock prices. While banks made efforts through streamlining and other measures, the latter half of the 1990's witnessed the emergence of bank failures.

In the midst of these developments, there were fears that weakness of the financial system would interfere with the smooth supply of funds to companies, so schemes to inject banks with public funds and measures to promote the processing of non-performing loans were formulated. By that time, banks had borne losses from dealing with bad debt in the amount of ¥96 trillion, the majority of which was absorbed by income from their main business activities or unrealized gains on stock. This provided an economic cushion during recessions. Nevertheless, ¥12 trillion in public funds was still injected to cover the shortfalls.

As a result of banks making steady progress in disposing of non-performing loans, at present most banks have nearly completed addressing their financial issues and have begun to work to further enhance their financial services.

Financial Industry Reorganization

As economic globalization has accelerated, competition that transcends national borders has grown more intense. To come out ahead in the global financial markets, financial institutions must have customer service capacities capable of meeting diversifying financial needs, a stable customer base, and a sturdy financial foundation that is trusted by customers and the market, among other attributes. Major banks have moved forward with consolidating their management by utilizing a financial holding company* structure.

Management consolidation has enabled companies to provide multifaceted financial services that transcend the conventional sectors occupied by banks, securities companies, and trust banks, and to develop innovative financial products. There has also been an increase in investment in IT systems to respond to the progress of information-communication technology as well as steps to cut cost. Consolidation has also led to the establishment of stable customer, income and financial bases.

* A financial holding company possesses stock in companies involved in financial services; its primary business activity is management.

Special Section Mizuho—Soaring to a New Phase

Mizuho is ready to soar to a new phase as we consider the kind of roles we should play in the future. This section introduces the direction we are heading while discussing the process that has taken it from its establishment to the present.

The Advent of Mizuho

Mizuho was born out of the merger of three banks: Dai-Ichi Kangyo Bank, Fuji Bank, and the Industrial Bank of Japan.

The three banks established Mizuho Holdings, a joint holding company, in September 2000. In April 2002, the banks split up and merged to consolidate and reorganize into Mizuho Bank (a retail bank with individuals, regular domestic business enterprises, and local government bodies as principal customers) and Mizuho Corporate Bank (wholesale bank with large companies, financial institutions, their group companies, public agencies and corporations, and overseas companies as principal customers).

The two banks along with Mizuho Securities and Mizuho Trust & Banking constituted the four core companies. Through these companies, a management foundation was formed pivoting on the holding company and characterized by different companies handling distinct customer segments and functions.

Settlement System Trouble and Reconfirming Our Responsibility to the Public

Unfortunately, when this consolidation and reorganization took place, we experienced some problems in our settlement systems. The ATM online system at Mizuho Bank did not function properly and there were delays in processing account transfers both at Mizuho Bank and Mizuho Corporate Bank as well as delays in transfers to other banks, which seriously affected customers and many others.

Through these systems failures, we were made acutely aware of the public responsibilities inherent in our operations, as settlement could be considered a part of the social infrastructure. To ensure an incident like this does not happen again, project management functions and risk management structures were strengthened, and executives and employees across the group have worked to prevent recurrence.

Restructuring the Group Management Structure through Business Reorganization

- Reform and Expedite Business Strategy
- Accelerate Cost Structure Reforms
- Strengthen Corporate Governance and Fully Implement a Merit System

We launched our "Change & Speed-Up Program" in November 2002 based on these objectives. In December of the same year, a business reorganization involving reviewing group strategy was decided upon in order to dramatically improve our ability to provide comprehensive financial services, and in March 2003, the group management structure was reorganized.

Specifically, the links between banking and securities were strengthened for each customer segment by reorganizing Mizuho Investors Securities into a subsidiary of Mizuho Bank and Mizuho Securities into a subsidiary of Mizuho Corporate Bank. Furthermore, trust services were integrated by merging Mizuho Asset Trust & Banking with Mizuho Trust & Banking. In addition, a system was adopted in which a newly established financial holding company, Mizuho Financial Group, Inc., would directly manage major group companies, which include these companies as well as strategic subsidiaries like credit card companies, asset management firms, and systems-related companies.

Mizuho's Timeline

September 2000
Joint holding company Mizuho Holdings, Inc. established by Dai-Ichi Kangyo Bank, Fuji Bank, and the Industrial Bank of Japan.

October 2000
Mizuho Securities and Mizuho Trust & Banking established through the merger of the three banks' securities subsidiaries and trust bank subsidiaries.

April 2002
The three banks consolidated and reorganized into Mizuho Bank and Mizuho Corporate Bank through corporate splits and mergers. Mizuho Securities and Mizuho Trust & Banking become direct subsidiaries of Mizuho Holdings.

November 2002
"Change & Speed-Up Program" launched.

February-March 2003
Business Reorganization was implemented (restructuring of the group management system based on a newly established financial holding company, Mizuho Financial Group, Inc.). Drastic financial processes implemented and ¥1.1 trillion in funds raised.

July 2003
Mizuho's "Corporate Revitalization Project" launched.

September 2004
Non-performing loans reduced by half, six months ahead of the target set by the Financial Revitalization Program.

December 2004
System integration at Mizuho Bank completed.

April 2005
"Channel to Discovery" Plan announced.

October 2005
Mizuho's "Corporate Revitalization Project" completed.

(As of October 31, 2005)

"Corporate Revitalization Project"—Resolving Financial Issues

Under the new management structure, the Corporate Revitalization Project was established in order to resolve financial issues such as non-performing loans.

In July 2003, debt owed by customers in need of revitalization or restructuring was detached from the main bank and separated among four newly established subsidiaries specialized in corporate revitalization. (Note 1)

In addition, a revitalization advisory company (Note 2) with advanced expertise both domestically and abroad was established to support the four new companies. With these developments, the Corporate Revitalization Project was launched to simultaneously help early achievement of our corporate customers' revitalization and further reinforcement of the credit creation function, as the group worked to resolve the financial issues.

"Channel to Discovery" Plan—Entering a New Phase

As a result of reorganizing the group's management structure, implementing drastic financial processes, and decisively reforming management to increase capital of over ¥1 trillion, the group successfully resolved its financial issues and has made steady progress in reforming its cost structure. Systems integration at Mizuho Bank—the biggest issue of the group—has been completed, and nearly half of the public funds has been paid back as of March 2005. (Note 3) Based on a recognition that the group has moved from a period of "emergency-reaction" to a "future-minded, customer-oriented" transition phase, the group announced its new business strategy, the "Channel to Discovery" Plan.

Overview of the "Channel to Discovery" Plan

■ Full Repayment of Public Funds

We are committed to fully repaying public funds during fiscal 2006.

■ Development of New Business Portfolio Strategy

We will reorganize the group into three global groups; Global Corporate, Global Retail, and Global Asset & Wealth Management, in accordance with customer needs.

■ Development of New Corporate Management Strategy

We will seek to list on the New York Stock Exchange as early as feasible.

We will promote CSR activities befitting a globally active financial group.

We will work to establish a brand that epitomizes a "future-minded, customer-oriented" company.

■ Formulation of a New Medium-Term Business Plan

We will strive for net business profits of ¥1.18 trillion and consolidated net income of ¥650 billion in fiscal 2007.

Regarding the Erroneous Sell Order

We would like to sincerely apologize for the tremendous inconvenience that was caused to everyone involved when Mizuho Securities placed an erroneous sell order for shares. Mizuho Securities is working to prevent the recurrence of such incidents by improving its systems, reviewing business processes and taking other measures as well as by further strengthening its management preparedness.

"Future-Minded, Customer-Oriented"—Helping Create a Better Future

Mizuho is a financial conglomerate with activities spanning the globe, so we have customers in various regions of the world. For the group, which develops highly public businesses as infrastructure for local communities where sales activities are conducted, society as a whole can be considered our customer in the broad sense.

We are committed to become "a financial partner that helps customers shape their future and achieve their dreams."

While placing an emphasis on dialogue with stakeholders both in Japan and overseas and responding with a high degree of sensitivity to the needs of the international community, we intend to contribute to the healthy development of economies and societies by conducting responsible business activities that take into account social sustainability.

Note 1. The four companies are Mizuho Project, Mizuho Corporate, Mizuho Global and Mizuho Asset. On October 1, 2005 Mizuho's Corporate Revitalization Program, which played a major role in cleaning up the group's non-performing loans, ended and the four subsidiaries were merged with their respective parent companies. (Mizuho Project to Mizuho Bank, Mizuho Corporate and Mizuho Global to Mizuho Corporate Bank, and Mizuho Asset to Mizuho Trust & Banking.)

Note 2. Mizuho Advisory, which was established as a revitalization advisory company, transferred advisory services related to corporate revitalization to Mizuho Holdings, and on October 1, 2005, Mizuho Holdings transferred them to Mizuho Financial Strategy Co., Ltd., an advisory company for financial institutions involved in corporate revitalization, business management and alliance promotion.

Note 3. Approximately 80% repaid as of October 31, 2005.

The New Mizuho Brand

Mizuho will work to acquire the unwavering trust of customers and society by strengthening its brand strategy in order to respond to the needs and expectations of customers and to achieve sustainable development into the future.

We at Mizuho Financial Group aim to become

"A financial partner that helps customers shape their future and achieve their dreams."

Channel to

■ Brand Slogan

Meanings Embraced in "Channel to Discovery"

The slogan expresses the role Mizuho will play, not only to realize today's dreams, but also to discover new possibilities that lie ahead and to create a better future.



Brand Promise

In order to establish a brand befitting a "future-minded, customer-oriented" company, Mizuho promises it's customers that it will put the following into practice.

To customers ranging from domestic retail, corporate to international, Mizuho Financial Group is comprised of enterprising, spirited professionals who use creative and original methods to respond to customers' needs today, while helping them achieve a bright future tomorrow. Because we want to play a meaningful role in our customers' lives by always being available to them, we offer a full range of leading-edge products and services designed to help them achieve their goals and make their lives more enjoyable and gratifying.

Discovery



Brand Strength

The words "Enterprising," "Open" and "Leading-edge" concisely express both Mizuho's strengths and objectives. All employees are committed to helping customers shape their future and achieve their dreams by sharing and putting these words into practice.

Enterprising

"Enterprising" means we have the passion and power to help customers find the right path. We think creatively about our business and each of us is empowered to make a difference in our customers' lives. We keep focused on our customers' needs and continuously strive to help them achieve their dreams.

Open

"Open" means we are flexible and are open to new ideas and new ways to serve our customers. We listen sincerely to our customers and treat them with fairness and kindness any time we have the chance.



Leading-Edge

"Leading-edge" means we have the foresight to "light the future." In other words, each of us should anticipate how society and customers change. As a result of this, we introduce the most advanced and unique products and services to better serve our customers. Because of our innovative mindset, we help our customers achieve a better and bright future.

Finance that Shapes the Future

Utilizing our financial capabilities, we support the development of a sustainable future by fostering socially responsible, environmentally conscious businesses. This section introduces standards related to social and environmental impact that are employed when making decisions on whether or not to provide financing. It also gives examples of contributions we have made through financial services to the fight against global warming.

Supporting Meaningful Businesses that are both Socially Responsible and Environmentally Conscious, with our Financial Capabilities

Equator Principles—Social and Environmental Standards

A method known as project financing plays an important role in financing large-scale government and private-sector development projects like electric power, mineral resources development, petrochemical plants, and telecommunications.

Project financing is a financing method that focuses on the cash flow generated by the project and does not depend on the credit rating of the sponsor planning it. For example, in the case of electric power projects, loans are repaid with revenue from utility charges on electricity sold; in the case of freeway projects, they are repaid with revenue from tolls.

When a large-scale development project is conducted in a developing nation, social and environmental problems are often generated. If these sorts of problems arise, there is a chance that the responsibility of the financial institution that provided financing as a lender will be called in question. Conversely, the emergence of problems of this nature can often be curtailed by not financing projects likely to incur them. Or, as a condition of providing financing, a financial institution can require that measures be taken to avoid the problems.

Against this backdrop, in June 2003, standards were drawn up for financial institutions to confirm whether projects financed through project financing schemes would be carried out while considering their impact on local communities and the environment. These voluntary standards, which were formulated by ten U.S. and European banks and apply to private-sector banks in common, are referred to as the Equator Principles . The principles apply to projects of at least $50 million irrespective of the region or sector in which the project is developed. The framework classifies projects into three categories, A, B, and C (see page 17), based on its impact on society and the environment, size, location and other factors, and encourages measures to be taken in accordance with the assessed level.


The Equator Principles
A framework for financial institutions to manage environmental and social issues in project financing

The official website of the Equator Principles can be found at: http://www.equator-principles.com.

Becoming the First Bank in Japan to Adopt the Equator Principles

In October 2003, Mizuho Corporate Bank, the group member involved in large-scale project finance, became the first Japanese bank to adopt the Equator Principles. This was made possible by the fact that the philosophy embodied by the Equator Principles was in accord with the Mizuho Code of Conduct (see page 22), which declares our goal of building a compliance framework that is applicable worldwide. Observing the principles enables the group itself to assess social and environmental risk and to consider countermeasures together with customers and other stakeholders.

Framework for Implementing the Equator Principles

Mizuho Corporate Bank launched the EP Unit in its Project Finance Division and created the Equator Principles Implementation Manual so that the principles would be applied to actual business operations. The manual is made up of a screening form and environmental check lists organized by industrial sector.

The screening form is a tool for allowing project finance officers to ascertain and assess the degree of impact the project is likely to have on society and the environment. Based on the results of the assessment, the project is categorized as A, B or C. Projects that receive an A or B are reviewed by the EP Unit in accordance with the sector-specific environmental checklists.

Sector-specific environmental checklists provide a list of items related to environmental and social consciousness that reflect the particular characteristics of each industry. Based on environmental assessment reports prepared by the project sponsor and other data, the impact of the project on society and the environment is ascertained and evaluated. The checklists were created based on guidelines prepared by the World Bank and the International Finance Corporation. For sectors that do not appear directly in the guidelines like pipelines and LNG plants, Mizuho independently surveyed them. Various elements were additionally taken from the environmental guidelines put out by the Japan Bank for International Cooperation, which has been involved in many joint financing projects.

This framework for implementing the Equator Principles was put into full-fledged practice starting in October 2004, and as of September 2005, 17 projects had been screened.

Project to Lay an Oil Pipeline to Connect the Caspian Sea with the Mediterranean Sea



Ukraine
Russia
Kazakhstan
N
S
E
W
Black Sea
Georgia
Tbilisi
Caspian Sea
Baku
Istanbul
Bosporus
Armenia
Azerbaijan
Azerbaijan
Turkey
Iran
Ceyhan
Iraq
Mediterranean Sea
Syria
Pipeline, BTC Route

The BTC Project is a representative example of project financing conducted in accordance with the Equator Principles.

The BTC Project is a construction of an oil pipeline from Baku, Azerbaijan through Tbilisi, Georgia to the port of Ceyhan, Turkey on the Mediterranean Sea. It will be the first pipeline to connect the Caspian Sea and the Mediterranean Sea, its name derived from the first letter of each of the cities.

To date, oil from Azerbaijan has been primarily sent to the Black Sea via pipelines through Russia or Georgia, then transported via oil tankers to the Mediterranean Sea via Istanbul, Turkey. However, a direct transport route to the Mediterranean Sea has been desired because the Bosporus in Istanbul is narrow, restrictions have been tightened on the passage of large oil tankers, and a significant amount of time is required for transport.

The oil pipeline will extend a total of some 1,750 kilometers and one million barrels of oil is expected to pump through it each day. The pipeline has spurred the development of oil fields in areas surrounding the Caspian Sea, and this is expected to contribute to more stable energy supplies worldwide. In addition, Japanese companies have invested in the BTC Project, so it will also help Japan stably secure and supply energy resources. For the countries in the region, economic development is expected from tax revenues on the pumped oil and greater exports of crude oil. With respect to the environment, the project will lower the risk of marine contamination because it will reduce the distance requiring transport via ships, and tankers will not have to pass through the narrow straights.



The pipeline passes through highlands in Georgia.

Acting as one of the lead banks, Mizuho Corporate Bank arranged a private-sector financing group, and in February 2004 the group of 15 banks made the decision to underwrite approximately ¥900 million of the total project cost of some $3,600 million. This project involves joint financing by the International Finance Corporation, the European Bank for Reconstruction and Development, and the Japan Bank for International Cooperation.

Equator Principles Becoming the International Standard

As of the end of September 2005, 34 major banks around the world had adopted the Equator Principles. Nowadays, these signatory banks collectively represent more than 80% of global project finance. We intend to continue to give consideration to the social and environmental impact of projects it finances by appropriately putting the Equator Principles Implementation Manual into practice while making improvements to it.

Screening Conducted based on the Equator Principles Implementation Manual

Category	Description	Screened	Projects Sector
A	A proposed project is classified as Category A if it is likely to have significant adverse environmental impacts that are sensitive, diverse, or unprecedented.	1	Oil and Natural Gas Development
		1	Mining Development
B	A proposed project is classified as Category B if its potential adverse environmental impacts on human populations or environmentally important areas-including wetlands, forests, grasslands, and other natural habitats-are less adverse than those of Category A projects.	2	Oil and Natural Gas Development
		3	Petrochemical Plants
		3	LNG Plants
		4	Electric Power Plant
		1	Pipelines
C	A proposed project is classified as Category C if it is likely to have minimal or no adverse environmental impacts.	2	Electric Power Plant
Total		17	—

(October 2004 to September 2005)

Eco Fund—Environmentally Conscious Investment Trust

DLIBJ Asset Management, an investment management company that combines the group's capacities with the Dai-Ichi Mutual Life Insurance Group's information resources, investment know-how, and highly specialized staff, has managed the Eco Fund, an environmentally-conscious investment trust, since October 1999.

Based on a philosophy of introducing the concept of socially responsible investment* to Japan, the Eco Fund, which has been in existence for over six years now, pursues relatively high stock price performance while indirectly supporting environmentally advanced companies. While changing the mix of issues of the portfolio, the Eco Fund has played a role in promoting corporate environmental awareness since the early days of Japanese SRI funds.



DIAM
エコ・ファンド
eco fund

* Socially responsible investment is an investment method that uses ethical standards when selecting investment target companies. In addition to traditional investment standards derived from financial analysis, it uses social standards related to the potential investment target's consciousness of its social responsibilities; that is, it looks to see if the company is involved in environmental protection activities, whether or not there is racial discrimination, whether the company takes a cooperative stance toward improving the position of its employees, whether there is an equal opportunity with respect to the employment of women, and other factors. At the same time, socially responsible investment seeks to deliver stable, periodic income.

Supporting the Growth of Cutting-Edge Companies Involved in Creating the Future of Energy

New Business Team for Startup Companies

Mizuho Bank's New Business Team is dedicated to providing financing for startup companies in sectors where growth is anticipated, including information technology, biotechnology, life sciences, environment, nano-technology, and media content. Around ten staff members with specialized expertise in each of these cutting-edge fields conduct business research and help bank branches prepare financing projects.

The first company the New Business Team was involved in providing financing to was The First Energy Service Company, Ltd. (FESCO), which offers services in support of energy savings to companies and local government bodies, a sector referred to as the ESCO business. Ever since FESCO's establishment in 1997 as Japan's first ESCO provider, it has promoted the ESCO industry in Japan and contributed to energy conservation. At present, its core business is the installation of systems to supply electricity and heat and reduce energy consumption, which take place of onsite generators at factories and buildings. The company was provided financing in October 2003 to construct facilities necessary to replace onsite power generation.

The group's Mizuho Capital invested in this company before it listed.

The Energy Service Company (ESCO) provides services for surveying and diagnosing energy consumption patterns at client factories, buildings and other facilities and services for conducting integrated design, construction and operation of energy-saving facilities and systems. Capital investment funds required for energy-saving measures and interest are guaranteed to be covered by reduced energy costs, and in most cases facilities are owned to take place of capital investment.

Financing Power Generation with Natural Energy for Further Growth

FESCO has steadily expanded its operations, and in 2006 entered the market for biomass power generation.

Presently, concern is mounting regarding the problem of climate change due to the increase of greenhouse gases in the atmosphere. In addition, crude oil prices continue to rise due to uncertainty over the future of oil sources and other factors. In the midst of this, biomass has garnered attention as a classic, yet new source of energy.

The company established three electric power subsidiaries in Fukushima, Yamaguchi and Oita Prefectures, and is progressing on the construction of biomass power plants that use scrap lumber as their main source of fuel. FESCO aims to make biomass power a core business on par with its energy savings support services. Mizuho Bank has served as the lead bank in arranging a four-bank loan syndication for Shirakawa Wood Power, one of the subsidiaries FESCO operates which is located in Fukushima Prefecture. The bank has arranged ¥2.7 billion in funds for the approximately ¥4.5 billion facilities project.

We plan to continue to actively provide financing for businesses like FESCO's that take both the environment and the economy into account and tie corporate growth with the creation of a more sustainable society.



Rendering of Shirakawa Wood Power's power facilities

Biomass is a resource derived from wood, waste products and other organic material. It is a natural resource that will not be depleted if used appropriately because it is a part of nature's cycle and does not cause any increase in carbon dioxide. In addition, unlike oil and coal, there is very little unevenness in its geographic distribution; there are various types of biomass in every region of the world and it has been used on a small scale since ancient times.

Supporting Business with Information and Knowledge

Reliable information and ample wisdom is indispensable to shaping the future in the best way possible. This section introduces various ways in which customers have been supported by Mizuho Information & Research Institute, a general information and research company rooted in IT that has an ample track record particularly in global warming and climate change.

Helping Reduce the Environmental Impact of the Aichi World Expo

Mizuho Information & Research Institute provides support for companies and public bodies in formulating environmental strategies and building environmental management systems, among other activities.

The World Exposition held in Aichi, Japan (EXPO 2005 Aichi Japan) from March 25 to September 25, 2005 on the theme of "Nature's Wisdom" sought to limit the environmental impact caused by venue construction and expo operations. The institute was contracted by the Japan Association for the 2005 World Exposition to build an environmental management system for expo operations, create environmental guidelines, and conduct surveys and inspections, including web-based surveys on the environment for visitors, on an ongoing basis since fiscal 1998. Through these activities the institute provided support for the promotion of environmentally-conscious activities at the expo.



Garbage separation and collection at the Expo 2005 Aichi

Demonstrating Group Synergies and Supporting Greenhouse Gas Emissions Trading

Start of Emissions Trading

The Kyoto Protocol went into effect on February 16, 2005. Japan and other countries that have signed the accord have an obligation to reduce greenhouse gases such as carbon dioxide.

Emissions trading is one of the frameworks that has been implemented in order to promote the reduction of greenhouse gases. It encourages the overall reduction of global greenhouse gases through a mechanism for buying and selling reductions in greenhouse gas emissions. Emissions trading is already actively used in the private sector in Europe, but as of present, there are still very few reduction projects that have been registered with the United Nations, which is necessary in order for reductions in greenhouse gases made by a country to be considered under the Kyoto Protocol.

Mizuho concluded an agreement to provide Tokyo Leasing Co., Ltd. with 150,000 tons-CO_2 worth of emissions credits obtained by the Japanese affiliate of the U.K.'s Ineos Group from a hydrofluorocarbon decomposition project in Korea. This was one of the world's first transactions involving emissions credits derived from a reduction project registered with the UN.

Tons-CO_2 is a unit of measure that converts greenhouse effects into carbon dioxide (CO_2) and expresses the amount in terms of its weight (tons). 150,000 tons-CO_2 refers to greenhouse effects equivalent to 150,000 tons of carbon dioxide. Hydrofluorocarbons produce substantial greenhouse effects; depending on their type, they possess greenhouse effects equivalent to 140 to 11,700 tons of carbon dioxide.

Combined Know-How to Reduce Risk for Customers

Companies have traditionally thought that trading emissions credits derived from overseas projects has substantial risk. The project must be registered and verified as to whether reductions are the same as planned in order for the UN to finally grant the credits. There is a fear that if procedures are delayed or the project fails emissions credits will not be delivered even though payment was made.

Using a new method, Mizuho Trust & Banking administers the procedures for acquiring emissions credits as the trustee on behalf of the client. The bank receives funds in the trust from the customer wishing to acquire emissions credits at the time of the contract, then, during the period until the credits are obtained, the bank invests the trust money in financial instruments. When the credits are actually acquired, the money in the trust is exchanged for the credits.



Scheme Diagram
Ineos Group
Payment made for purchase of credits
Credits acquired
Agency agreement
Mizuho Trust & Banking
Funds for acquiring credits entrusted
Credits transferred
Product presented and explained
Tokyo Leasing Corporation
Mizuho Corporate Bank

This transaction scheme was developed by combining the know-how of group companies, including Mizuho Corporate Bank, Mizuho Trust & Banking and Mizuho-DL Financial Technology.

We plan to continue to support projects and businesses that work to create a better future by leveraging the expertise of each group company in its respective business field and generating synergies.



Hydrofluorocarbon decomposition plant of Ineos Group

○To Think About the Future of the Automobile

Mizuho Information & Research Institute provides support for estimating and analyzing greenhouse gases and for devising countermeasures in response to requests from companies and public bodies. In November 2004 the institute and Toyota Motor Corp. released a joint research report on the amount of greenhouse gas emissions released in the production of various automotive fuels.

The use of automotive fuels such as natural gas, synthetic fuels, biomass fuels and hydrogen, besides traditional gasoline and diesel fuel, have been actively researched, due to the increasing diversification of propulsion systems, such as for gasoline, gasoline-hybrid and fuel cell vehicles. We conducted this study to understand and objectively evaluate the load that various propulsion systems and the use of their fuels might inflict on the environment, while also realizing that study of this topic is very important when considering the use of next-generation automotive fuels. It is the first research to be done in accordance with conditions in Japan. The report has been made available to the public in both Japanese and English, and we expect this report to accelerate other surveillance studies and discussions concerning future automotive fuels.



輸送用燃料の Well-to-Wheel 評価

日本における輸送用燃料製造(Well-to-Tank)を中心とした温室効果ガス排出量に関する研究報告書

平成15年11月

トヨタ自動車株式会社
TOYOTA MOTOR CORPORATION

みずほ情報総研株式会社

Well-to-Wheel Analysis of Greenhouse Gas Emissions of Automotive Fuels in the Japanese Context
- Well-to-Tank Report -

Keeping our social responsibility in mind, we seek to reconcile economic growth with environmental protection.
We provide financial products and services that contribute to preservation of the environment while undertaking our own initiatives to save resources and energy.

This section covers Mizuho's CSR-related structures/frameworks, philosophy and plans and the details of its initiatives and their results.

Governance & Management 22

Economic Report 30

Social Report 32

Environmental Report 42

Mizuho's CSR

As Japan's leading comprehensive financial group operating worldwide with its core business in banking, the group bears heavy social responsibilities, and a duty to fulfill its public mission. This section provides an overview of the group's activities in the area of corporate social responsibility.

What Corporate Social Responsibility Means to Mizuho

What is the significance of Mizuho in society? What roles should we play as a public institution? At Mizuho, we consider our corporate social responsibility to be continually posing these questions and responding to them. As a basic philosophy that serves to underpin our CSR activities, we base ourselves on the Basic Principles of Consolidation, and have compiled the Mizuho Code of Conduct. Mizuho's operations are of a highly public nature, so it is incumbent upon us to earn the unwavering trust of customers and society as a whole by practicing sound and appropriate management and faithfully carrying out our business. We have also been charged with the mission of contributing to the healthy and sustainable development of the global economy by protecting depositors, working to facilitate financing and conducting responsible loans and investments.

In addition to fulfilling the primary responsibilities inherent in our business activities, we also bear economic, legal, ethical and community development responsibilities. We recognize the importance of fulfilling our basic responsibilities—ensuring compliance at all levels, improving customer satisfaction, respecting human rights, reducing our environmental impact, carrying out activities that help communities—as well as the importance of keeping sincere, transparent communication channels with the general public.

The Mizuho Code of Conduct

"The Mizuho Code of Conduct" was drawn up in October 2000 with the establishment of a joint holding company for Dai-Ichi Kangyo Bank, Fuji Bank, and the Industrial Bank of Japan to serve as ethical standards that must be observed in putting the Basic Principles of Consolidation into practice. It provides concrete standards that constitute guideposts when making management decisions and conducting business.

Mizuho's Basic Policies are the group's overall policies. Under these policies is Mizuho's Basic Stance toward each type of stakeholder as well as Mizuho's Behavioral Guidelines, which prescribes more specific guidelines related to the conduct of both executives and employees.


Basic Principles of Consolidation
The Mizuho Code of Conduct
Mizuho's Basic Policies
Mizuho's Basic Stance
Mizuho's Behavioral Guidelines
Various Regulations

Basic Principles of Consolidation

When Mizuho was first established, it was decided that a new comprehensive financial group would be created based on the following five basic principles, in order to soar into the 21st century.

◎Offer a wide range of the highest-quality financial services to our customers.

◎Maximize shareholder value and, as the leader of Japan's financial services industry, earn the trust of society at large.

◎Offer attractive and rewarding job opportunities for employees.

◎Fully utilize the advantages and strengths of each bank and maximize the benefit of the consolidation through cost reductions.

◎Create a new corporate climate and culture.

Mizuho's Basic Policies

1 Social Responsibilities and Public Mission

- As Japan's leading comprehensive financial group, we will remain conscious of the importance of our social responsibilities and public mission at all times, and dedicate ourselves to sound management based on self-responsibility.
- We will encourage close communication with society, and work to ensure that our corporate activities conform to social common sense.

2 The "Customer First" Principle

- We will place our customers first and ensure that they are provided with the best possible services at all times.
- We believe that earning the customer's trust is the basis for winning the trust of shareholders, the local community and all other stakeholders.

3 Complying with Laws and Regulations

- We will strictly observe all laws and regulations, and pursue fair and honest corporate activities that conform to the norms accepted by society.
- We will also comply with international rules and the laws prevailing in different regions around the world, and respect their customs and cultures.

4 Respect for Human Rights

- In addition to ensuring that we respect everyone, including our customers, executives and employees, and value fundamental human rights in all our activities, we will work to create a corporate culture in which the spirit of respect for human rights is all-pervasive.

(Text excerpts only)

Mizuho's Basic Stance

1 Basic Stance toward Customers

2 Basic Stance toward Shareholders

3 Basic Stance toward the Community

4 Basic Stance toward Employees

5 Basic Stance toward Suppliers and Competitors

6 Basic Stance toward Political and Governmental Officials

(Heading excerpts only)

Mizuho's Behavioral Guidelines

1 Maintaining Order in the Workplace

2 Prohibition on Private Use of Corporate Assets

3 Appropriate Management of Information

4 Prohibition on Conflicts of Interest

5 Temperate Private Behavior

(Heading excerpts only)

Mizuho's Social Responsibilities and its Key Area of Focus

Intrinsic Business Responsibilities


ATM

- Maintaining trust and protecting depositors.
- Contributing to the healthy and sustainable development of the global economy by working to facilitate financing and conducting responsible loans and investments.
- Faithfully carrying out business activities through sound and appropriate management, and earning the unwavering trust of customers and society as a whole.

Environmental Initiatives

○ Providing financial services in line with environmental policies to prevent global warming, etc. and reducing our own consumption of resources, in recognition that restricting and reducing environmental impact is globally shared challenge.

Support for Financial Education

○ Cultivate the ability to respond to the variety of issues that directly affect our daily lives—and not merely teaching financial concepts— through supporting financial education for the next generation, who will take on the future.

Advanced Corporate Governance

○ Establishing a corporate governance structure capable of eliciting the high regard of global financial and capital markets in order to sustainably fulfill corporate activities with fairness and integrity.

Highly Responsive Communications

○ Ensuring transparency in corporate activities by further promoting disclosure, achieving communication with stakeholders with an emphasis on dialogue.

Corporate Governance

Mizuho devotes its efforts to make corporate management more transparent and efficient by separating the functions of supervision and execution of duties. This section contains a report on the group's management and corporate governance structure.

Group Management Framework

The group operates under a framework in which Mizuho Financial Group, Inc. (MHFG), a financial holding company, controls the management of the group companies. MHFG directly manages core group companies* and indirectly manages the other group companies via the core group companies.

* Core group companies:
The core group companies are Mizuho Bank, Mizuho Corporate Bank, Mizuho Securities and Mizuho Trust & Banking. Strategic companies are Mizuho Investors Securities, Trust & Custody Services Bank, Dai-Ichi Kangyo Asset Management, Fuji Investment Management, DLIBJ Asset Management, Mizuho Research Institute, Mizuho Information & Research Institute, Mizuho Private Wealth Management and Mizuho Financial Strategies.

The Corporate Governance Structure

The group seeks transparent and highly efficient business management. This is why we have put into place the corporate governance structures described below.

Corporate Management Structure


Share-holders
General meeting of shareholders
Corporate Auditors, Board of Corporate Auditors
Board of Directors
Nominating Committee
Compensation Committee
Executive Management Committee
President & CEO
Internal Audit Committee
Business Policy Committees
Internal Audit Group
(as of December 2005)

Internal Audit Group

The Internal Audit Committee (chaired by the President & CEO), which is independent of operating divisions, was established to conduct deliberations and make decisions on important matters concerning internal audit. External experts (at present, one lawyer and one certified public account) take part in the Internal Audit Committee in order to reinforce its expertise and ensure objectivity.

Serving under the Internal Audit Committee, the Internal Audit Group conducts impartial inspections and evaluations regarding the appropriateness and effectiveness of internal administration and makes proposals regarding ways of solving problems.

Corporate Auditors

Mizuho Financial Group has adopted a corporate auditor system. Corporate auditors monitor the legality of the execution of duties of the directors by attending Board of Directors meetings and by offering opinions. At present, three of the five auditors are external corporate auditors.

Board of Directors

The Board of Directors determines the group's management policies and other important matters and oversees the exercise of functions of corporate executive officers and directors. In order to further strengthen the management oversight functions of the Board of Directors, the group receives external directors with a stance independent of execution of duties. Of the nine directors, three are external directors at present.

Nominating Committee, Compensation Committee

The Nominating Committee composed of directors, including external directors, and the Compensation Committee that acts as a consultative body to the Board of Directors were established in order to ensure transparency/objectivity regarding director-related personnel affairs and compensation.

Executive Structure

Mizuho believes in the importance of enhancing efficiency and effectiveness and of paying thorough attention to risk management and compliance in the execution of duties. This section covers the group's system for the execution of duties.

Executive Structure

With respect to the execution of duties, an executive officer system has been introduced to separate the functions of supervising business management and executing work duties and to draw a line between authority and responsibility. As the chief executive in the execution of duties, the President & CEO of MHFG oversees the group's overall operations and the groups and divisions carry out the business management of each of their respective group companies in charge.

The Executive Management Committee has been established as a consultative body to assist the president in discussing important matters related to the execution of duties.

The Business Policy Committees have been established to carry out comprehensive deliberations and coordination related to a wide range of companywide issues that cut across the managerial duties of executive officers. In addition, five committees have been established to deal with specific companywide issues. These committees carry out consultations, thoroughly share knowledge and perform the duties that they control.

Meanwhile, the group companies perform duties in their respective operating domains, taking account of the basic policies formulated by MHFG.



Executive Management Committee
President & CEO
Internal Audit Committee
Business Policy Committees
Five committees
Strategic Planning Group
Financial Control and Accounting Group
Risk Management Group
Human Resources Group
IT, Systems & Operations Group
Compliance Group
Internal Audit Group
Group companies

Business Policy Committees

○**Portfolio Management Committee:** Conducts deliberations, coordination and monitoring regarding basic portfolio policy and operations.

○**ALM & Market Risk Management Committee:** Conducts deliberations, coordination and performance measurement regarding basic ALM policy and risk planning, funding and investment and market risk control.

○**Compliance Committee:** Including external experts (one lawyer and one certified public accountant), this committee conducts deliberations and coordination regarding legal compliance oversight and matters related to antisocial forces and accident handling.

○**Information Security Management Committee:** Conducts deliberations and coordination related to the promotion of policies on information management, management of risk involved in information security, compliance with the Law Concerning the Protection of Personal Information and rules and regulations concerning information management.

○**Disclosure Committee:** Conducts deliberations and coordination related to important matters in information disclosure required by law and timely disclosure in order to maintain a disclosure system that can be trusted by investors and maintain internal controls.

○**CSR Committee:** Conducts deliberations and coordination related to the status of CSR related initiatives, key matters to be addressed, action plans and CSR reports.

Five committees

◎**Emergency Task Force:** Conducts consultations, thoroughly shares knowledge and carries out policies related to countermeasures in emergency situations.

◎**Human Rights Awareness and Promotion Committee:** Conducts consultations, thoroughly shares knowledge and carries out policies related to human rights initiatives. The objective is to create a corporate culture filled with a spirit of respect for human rights.

◎**Committee to Encourage Employment of People with Disabilities:** Conducts consultations, thoroughly shares knowledge and carries out policies related to the employment of handicapped people and securing their role in the workplace.

◎**Social Contribution Committee:** Conducts consultations, thoroughly shares knowledge and carries out policies related to activities to contribute to society. Conducts discussions related to original projects and support for social contributions by employees.

◎**Environmental Issues Committee:** Conducts consultations, thoroughly shares knowledge and carries out policies related to global environmental issues, including reductions of the group's own environmental impact and support for customers' environmental initiatives.

Risk Management

Further progress in financial deregulation and internationalization has led to rapid growth in the diversity and complexity of banking operations, exposing financial institutions to various kinds of risk. This section covers the group's basic approach to risk management and its risk management structure.

Basic approach to risk management and risk management structure

We classify our risk into credit risk, market risk, liquidity risk, operational risk, and manage each type of risk according to its characteristics. In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses, both qualitatively and quantitatively, in order to keep risk within managerially tolerable limits.

Recognizing that appropriate risk management and control measures are issues of key importance to management, we are taking steps to strengthen our risk management structure.

Comprehensive risk management structure

MHFG's Board of Directors has laid down the Basic Policies for Risk Management that are applicable to the entire group. These policies clearly define the kinds of risks to be managed, establish the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. They also provide for audits to measure the effectiveness and suitability of the risk management structure.

Each group company, while conforming to the basic policies that are determined by MHFG, improves the level of its risk management, works to strengthen the control, and adopts the most appropriate risk management measures for its business and the size and profiles of its risk exposures.

MHFG regularly and as required receives reports and applications concerning the risk management situation from core group companies. Each core group company also establishes the organizational structure of their own group companies and reports the situation to MHFG, thus allowing MHFG to control the overall risk of the whole group.

In addition, we endeavor to obtain the clearest possible grasp of the group's overall risk exposure. In accordance with the risk capital allocation framework, we have implemented measures to keep such risks within the financial base and other measures of financial strength of each of the group companies as well as that of MHFG.

The status of usage of risk capital allocated to each group company is regularly monitored and reported to the Board of Directors.

Credit risk management

We define credit risk as "The group's exposure to the risk that it might incur losses because of a decline in, or total loss of, the value of assets (including off-balance-sheet assets) as a result of deterioration in a counterparty's financial position."

Credit risk management has become increasingly complex because of financial deregulation, internationalization and the growing sophistication of transactions. As a result, the group manages it by two methods: controlling the entire process of each individual transaction, from extending credit to recovery, on the basis of assessments of the credit standings of the counterparties involved, and managing the entire portfolio using statistical methods to measure potential loss.

Market risk management

We define market risk as "the risk that the group could incur losses because of fluctuations in interest rates, stock prices and foreign exchange rates" and measures, monitors and controls the level of market risk by applying risk factors according to the profiles of risks at the level of both the holding company and each group company.

To manage market risk, a variety of limits are set, taking into account business strategies, historical limit usage ratios, and risk-bearing capacity.

Liquidity risk management

We define liquidity risk as "the risk of losses arising when the group faces funding difficulties because a deterioration in its financial position makes it difficult to raise the necessary funds, or when it is forced to procure funds at much higher interest rates than usual."

Liquidity risk is controlled by using indices pertaining to cash flow such as limits on funds raised in the market.

Operations risk management

We define operational risk as "the risk of loss that the group may incur resulting from inadequate or failed internal processes, people and systems, or from external events."

We consider operational risk as a wide range of risks, including IT risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory risk, and reputational risk. We have laid down risk management policies concerning risk management structures and methods for each kind of risk, and is working to further develop and strengthen control structures.

Compliance

Mizuho is working to achieve world-class legal compliance. This section covers our approach to legal compliance as well as the systems and activities to ensure compliance.

Approach to compliance

We are acutely conscious at all times of our social responsibilities and public mission as Japan's leading comprehensive financial services group. We, therefore, work to ensure that we observe all laws and regulations, and pursue corporate activities in a fair and honest manner that conform to the norms accepted by society.

Placing thoroughgoing compliance as one of the fundamental principles of sound business management, each group company pursues compliance and establishes its own compliance structure in line with the basic policies indicated by MHFG.

Compliance structure and activities

The respective President & CEOs of MHFG, MHCB and MHBK oversee compliance and conduct discussions regarding important compliance-related matters with the Compliance Committee (chaired by the President & CEO).

In addition, an individual compliance division has been established under the Chief Compliance Officer (CCO) to plan and carry out compliance activities.

Furthermore, the head of every organizational unit of each group company is responsible for guiding and implementing compliance measures. A separate compliance officer or a compliance administrator posted at each organizational unit checks the compliance status.

MHFG uses reports, etc. to ascertain the status of compliance management at the core group companies and undertakes an appropriate response if needed. Compliance at subsidiaries of the core group companies is monitored and managed by the core group companies themselves.

With respect to specific methods of checking the compliance status, we work to ensure thorough compliance by having each division conduct a primary self-check, with the secondary check carried out by the internal audit section. Additionally, the compliance status is one of the criteria included in the personnel evaluation done by managers, subordinates and colleagues from other departments with close working relationships forming a 360-degree performance evaluation.

Compliance manual

In order to provide concrete compliance guidelines, we have prepared a comprehensive compliance manual that clearly states the laws, ordinances and rules to be observed and the compliance activities to be practiced according to each type of work at the group companies.

Education and training

We carry out on-the-job training incorporating cases that follow concrete topics in regular group training sessions sponsored by the Human Resources Division or in training sessions carried out by each organizational unit under the instructions of divisions in charge of compliance.

Compliance programs

Each group company formulates a compliance program every fiscal year as a concrete action plan to put in place various systems, training sessions and checks associated with compliance. The implementation status of the programs is followed up every six months, and the status and results are reported to the Board of Directors.

Compliance hotline

We have long had a compliance consultation desk as a relief measure for compliance problems for which appropriate steps cannot be taken under the standard compliance reporting system. We further reinforced the system to ensure confidentiality and privacy protection by setting up a Compliance Hotline in April 2003, using an external law office.

Mizuho's Stakeholders

We will carry out our social responsibility by communicating with great sensitivity to stakeholders. This section covers our approach and relationship with stakeholders.

Approach to stakeholders

Being a property of shareholders, corporations such as financial institutions that have a public role have a major influence on society and consequently have heavy responsibilities toward society.

For this reason, we believe that it is crucial to conduct well-balanced corporate management by disclosing information to various stakeholders and hold two-way dialog with them while reviewing our relationship to society. In addition, we seek to fulfill our social responsibilities to all stakeholders and enhance corporate value in the belief that these are preconditions of being a sustainable enterprise.

We classify stakeholders into the following categories: customers, shareholders, regional/local communities, employees, suppliers, competitors and government authorities.

Customers

We serve an extremely broad set of customers, ranging from depositors and borrowers, trust consignor clients and beneficiaries and investors, who are individuals, enterprises and public service corporations. Moreover, clientele is geographically diverse, with customers around the world.

We facilitate communication with our customers by listening to them through "customers' voice cards," call centers and studies of customer satisfaction in addition to our website, direct mail and direct dialogs at branches and through sales activities. The information on customers' opinions gathered through these methods is used to improve service and business quality in a variety of ways.

Regional and local communities

We maintain deep involvement with regional and local communities via our business activities at 728 locations in 27 countries (671 domestic and 57 abroad) and through each and every employee. In other words, we position regional and local communities as the backbone of Mizuho's existence. Consequently, we believe in the key role of contributing to the development of local communities while conducting business that harmonizes our own profit with that of local communities.

In addition to normal business activities, we work for interaction with local communities through active social contributions.

Shareholders

As of the end of September 2005, 12,003,995.49 common stocks and 1,405,430 preferred stocks had been issued. These figures include 425,000 preferred stocks issued to the government (the Resolution and Collection Corporation) in order to borrow public funds. In October 2005, 125,000 of these stocks were redeemed and canceled. Our goal is to buy back all such stocks from the government in 2006, thus making full repayment of all public funds. Japanese institutional shareholders own 62.24% of MHFG's common stocks, non-Japanese institutional shareholders own 25.68% and individuals own 12.08%. We intend to maintain and expand our assets and improve our profitability in an attempt to keep the trust and meet the expectations of all shareholders. In order to gain broad understanding from all shareholders, we firmly maintain the accuracy and reliability of our financial affairs, taxation and accounting system and closely monitor whether they are functioning appropriately and effectively on the basis of a rigorous internal control system. Furthermore, we are augmenting our internal control system by further strengthening independent internal audit functions.


The Group

Government authorities

We maintain relationships with the government of Japan as well as governments of many other countries around the world in a variety of areas. Whether to follow laws and regulations in the course of conducting business, use necessary public services, act as a lender of funds for a government or national projects or as a borrower of funds provided by central banks, we observe all national laws in every case and maintain sound and normal relationships with domestic and foreign regulatory authorities and politicians that have jurisdiction over our business.

Employees

As of the end of September 2005, the number of the group's employees on a consolidated basis was 45,966, who play an active role in 27 countries with the majority of them in Japan.

Human resources are Mizuho's most important business resource. There is no more crucial source of competitiveness than human resources. We enhance the value of each and every employee by aggressively investing in human resources in the belief that doing so will create permanent value for Mizuho. Based on this view, we work to create a free and open work environment that appeals to employees being work-friendly and rewarding.

Moreover, we conduct compliance education and training, ensure thorough observance of labor laws, pay close attention to safety and health in the workplace, and set up a hotline to address discrimination and sexual harassment.

Suppliers and competitors

In our group, transactions with suppliers take place via orders for systems and purchases of goods and services.

We maintain sound and transparent relationships with suppliers in an effort to receive the best quality and services. In order to elevate business efficiency, we work with suppliers as business partners, with the goals of coexistence and co-prosperity. For this reason, we request their understanding of "The Mizuho Code of Conduct" ethics.

Conforming to the principle of self-responsibility, which is a premise of the market economic structure, we compete in a fair, transparent and free manner based on the attitude of self-support and independence.

Mizuho's Economic Performance

This section reports on our financial condition and results of operations – the results of our business activities from the viewpoint of economic relationships with stakeholders.

Approach to economic reporting in this CSR Report

For a company to continue to exist, it must improve its financial soundness by continuously securing profits. Moreover, to conduct business activities aimed at sustainable development, it must fully acknowledge its relationship with various stakeholders.

This economic report attempts to view the financial condition and results of operations of Mizuho Financial Group from this standpoint, presenting representative features of its improving financial soundness as well as business performance, such as the profit situation from the standpoint of its economic relationship with stakeholders.

* Please refer to the Financial Report, Annual Report and their Interim Reports for detailed figures on financial condition and results of operations.

Improvement of financial soundness

MHFG seeks to improve its financial soundness by expanding top-line profits (gross profits) and cutting costs. At the same time, we attempt to increase shareholder's equity by accumulating retained earnings.

As a result of recording taxable income, the ratio of consolidated Net Deferred Tax Assets to Tier I Capital, which was 24.0% at the end of fiscal 2004, was reduced to 19.6% as of September 30, 2005.

With respect to NPLs, we had achieved the target to reduce the NPL ratio by 50% under the Financial Revitalization Program by the end of September 2004, and we continue to further improve.

*1 **Three banks**
Mizuho Bank, Mizuho Corporate Bank, and Mizuho Trust & Banking.

*2 **Revitalization subsidiaries**
Please refer to page 13 of this report.

(In 100M of yen)

[Consolidated basis]	FY2004 results		FY2005 interim results	
		Change from previous year-end		Change from previous year-end
Capital Adequacy Ration (BIS Capital Ratio)	11.91%	+0.56%	10.73%	-1.18%
Tier I capital ratio	6.19%	+0.44%	5.44%	-0.75%
Net deferred tax assets	10,028	-3,300	7,588	-2,440
To Tier I capital ratio	24.0%	-9.7%	19.6%	-4.3%

[Three banks*1 and revitalization subsidiaries*2] (In 100M of yen)

	FY2004 results		FY2005 interim results	
		Change from previous year-end		Change from previous year-end
Disclosed Claims under the Financial Reconstruction Law	14,956	-16,953	12,975	-1,981
NPL ratio	2.16%	-2.23%	1.85%	-0.31%

[Consolidated basis]



Status of deferred tax assets
(trillion yen)
3.0
2.5
2.0
1.5
1.0
0.5
0
2.4
2.1
1.3
1.0
0.7
End of March 2002
End of March 2003
End of March 2004
End of March 2005
End of September 2005
Ratio of deferred tax assets to Tier I capital
33.8%
24.0%
19.6%

[Three banks and revitalization subsidiaries]



Status of NPLs
(trillion yen)
6
5
4
3
2
1
0
Claims for special attention
Claims with collection risk
Claims against bankrupt and substantially bankrupt obligors
End of September 2002
End of March 2003
End of March 2004
End of March 2005
End of September 2005
Balance of NPL
5.4 trillion yen
4.7 trillion yen
3.1 trillion yen
1.4 trillion yen
1.2 trillion yen
NPL ratio
6.4%
6.2%
4.4%
2.1%
1.8%

Repayment of public funds

MHFG is making progress in repaying public funds by steadily accumulating retained earnings to ensure levels of Capital Adequacy Ratio which is necessary in operating as a global financial institution.

As of the end of October 2005, we had repaid 2,349.0 billion yen of the 2,949.0 billion yen of the public funds initially borrowed, which represents a repayment rate of 79.6%. We intend to pay the remaining 600 billion yen in full by the end of March 2007.

In addition, we fully repaid the Subordinated Bonds among the public funds in fiscal 2004, and the convertible Preferred Stock were purchased and cancelled by the end of October 2005.



(In 100M of yen)
30,000
25,000
20,000
15,000
10,000
5,000
0
Subordinated bonds
Preferred stocks
10,000
3,250
19,490
19,490
14,664
6,000
Initial balance of amounts received
End of March 2004
End of March 2005
End of October 2005

Profit situation and economic relationship between stakeholders

(In 100M of yen)

FY2004 Consolidated Statement of Income Operations (extracts of major items)			
Ordinary Income			30,391
		Credit costs for trust accounts	-27
Ordinary Expenses			-23,817
	Operating profit		-10,913
		Personnel Expenses	-4,822
		Non-personnel Expenses	-5,496
		Taxes	-594
	Expenses related to Portfolio Problems including Provision for General Reserve for Possible Losses on Loans		-2,319
	Others		-10,584
Extraordinary Gains			6,574
Extraordinary Profits and Loss			2,855
		Reversal of Reserves for Possible Losses on Loans, etc.	1,407
Income Before Income Taxes and Minority Interests			9,430
Income Taxes – Current			-198
Income Taxes – Deferred			-2,352
Minority Interests in Net Income			-606
Net Income			6,273

Credit-related Costs	-939

* Credit-related Costs = Expenses related to Portfolio Problems + Provision for General Reserves for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

Increase/decrease in Retained Earnings		+5,859
	Cash Dividend	-742

(In 100M of yen)

Economic relationship with stakeholders (proforma calculation)	
Sales to customers	30,391
Purchase from customers (cost price)	10,584
Stocking from customers (Expenses related to Portfolio Problems)	939
Shareholders	1,349
Local community	see page 38
Executives and employees	4,822
Suppliers (purchase of goods)	5,496
Government	792

Method of making proforma calculation of "economic relationship with stakeholders"

- Sales to customers: "Ordinary Income"
- Purchase from customers (cost price) : "Ordinary expenses" less "operating expense" and "Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans."
- Purchase from customers (Expenses related to NPLs): "Credit-related Costs"
- Shareholders: Total of the amount of Cash Dividend and Minority Interest in Net Income
- Local community: Please refer to the social report entitled "Breakdown of Social Contribution Spending by Area"
- Employees and executives: Personnel Expenses within General and Administration Expenses
- Suppliers: Non-personnel Expenses within General and Administration Expenses
- Government: Total of Miscellaneous Taxes within General and Administration Expenses and Income Taxes - Current

Relationship with Customers

We aim to be No.1 in CS (Customer Satisfaction). This section covers initiatives to provide satisfaction and gain customer trust.

Basic Stance toward Customers

- We will make constant efforts to satisfy customers win their trust, and build long-term relationships based on trust.
- We will get to know customers well and deal with them sincerely.
- We will provide customers with ample information and offer them comprehensive financial services of the highest quality.
- We will manage customers' assets with due and diligent care.
- We will work assiduously at self-education with a view to acquiring the kind of informed outlook, specialist knowledge and skills that will be useful to customers.

Aiming to be No.1 in CS

Taking to heart our corporate culture as a services provider and to place customers first, we instill in all employees the rule of always acting to provide the best services to customers. We also respond sincerely to customer complaints and criticism, and will resolve problems with prompt and appropriate measures. Moreover, we regard such complaints and criticism as important managerial resource, and will use them, by analyzing the cause and clarifying the problem, for preventative measures or to improve product development and services, thus improving the business quality of the entire group.

Communication with customers

Two-way communication is the key to understanding the requests and complaints of customers. We undertake bi-directional initiatives both to collect customer opinions and to disseminate information to customers.

Business aimed to be No.1 in CS



Improving customer satisfaction and loyalty by providing top quality products and services
Customers
Initiative to collect the opinions of customers
• "Customer voice card"
• Use of call centers
• Implementation of customer satisfaction survey
Establishment of two-way communication system with customers
Initiative to disseminate information to customers
• Expansion of information dissemination tools (website, direct mail, etc.)
• Vigorous communication activities in advertising and PR
Provision of valuable products and services to customers
• Speedy proposals and provision of information
• Highly specialized consulting
• Expansion of solution-providing function
Companies of Mizuho Financial Group
[Holding company] Mizuho Financial Group
Improvement of CS awareness of all group companies
• Construction of cross-divisional CS promotion system
• Execution of CS education/training
• Compilation of CS improvement tools shared throughout the group
• Execution of incentive measures

Mechanism to collect customer opinions

Customer Voice Card

Mizuho Bank, Mizuho Corporate Bank, and Mizuho Trust & Banking have "Customer Voice Card" to gather a wide range of opinions from customers.

Call Centers

Call centers have been set up at the banks, securities companies, trust banks of the group that conduct retail business to answer customer enquiries by telephone. The opinions and requests received by call centers are collected at the sections responsible for customer service (in fiscal 2004, Mizuho Bank received about 500,000 inquiries and requests of various kinds by telephone).

Survey on Customer Satisfaction

In addition to Customer Voice Cards and practical use of call centers, we implement business policies aimed at being No. 1 in CS, and carry out surveys on customer satisfaction in order to learn how satisfied customers are dealing with the group.

Mechanism to reflect customer opinions in business

The opinions received from customers are reported to each company's management via the customer service sections of each group company. The opinions are analyzed at the CS Research Institute of Mizuho Financial Group and put to practical use to improve the business quality of the entire group.

Obtaining JIS Certification for Complaint Management

Based on Japanese Industrial Standards (JIS Z 9920) Guidelines for Addressing Complaints, Mizuho Trust & Banking has set up a system to address complaints. In September 2001, it was the first Japanese entity to acquire third party certification according to this standard. We aim to improve customer satisfaction and confidence based on this standard.

Mechanism to disseminate information to customers

We attempt to communicate non-marketing information to customers as quickly and accurately as possible using appropriate, effective methods via our websites, direct mail, e-mail, and newspaper ads.

Ensuring customer safety

As part of improving security, starting March 2005, Mizuho Bank switched from issuing ordinary bank deposit cash cards to IC cash cards equipped with IC chips for individual customers, which make forgery difficult (*1). To further enhance security, the bank reduced the withdrawal limit at ATMs that do not handle IC cash cards starting September 2005 (*2). The bank will also strive to improve security further and advance its attempt to limit damage from forgeries by introducing biometric identification. The bank will also look into ways of preventing theft-related and other illegal withdrawals. Moreover, to prevent damage from crimes such as billing fraud, the bank is calling for attention to stop such crimes by providing information to customers via ATMs, direct mail, notices in bank branches, and websites.

Information Security

As a group providing comprehensive financial services, we regard the proper use of customer information and other information assets as a source of competitive strengths of the group, and consider the protection of its information assets as an important social responsibility. Consequently we designate a section responsible for information management in each of the group companies.

As of September 2005, Mizuho Financial Group obtained certification of Information Security Management Systems under the "Conformity Assessment Scheme for ISMS (Ver.2.0)" and "BS 7799-2" for all divisions. Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking, Trust & Custody Services Bank and Mizuho Information & Research Institute also obtained certification for specific divisions.

We are making an effort to further strengthen our information management system by obtaining similar certification.

Protection of Personal Information

With respect to protecting personal information of customers, all the group companies have established privacy policies in accordance with the group policies on protecting personal information and the group approach to use personal information complying with the Personal Data Protection Law in Japan. Such policies are also published on the group websites, etc.

Seeking to supply financial products and services with even higher added value, we use personal information of customers with due care. With respect to using personal information of customers, we are working to ensure safety by undertaking strict information management that takes full account of its importance.


MIZUHO
みずほ銀行
Customer voice card



MIZUHO
Mizuho IC Cash Card
IC cash card

*1 Mizuho Trust & Banking is planning to introduce this measure from April 2006.

*2 Mizuho Trust & Banking has been implementing this measure since July 2005.


UKAS
IS97580/BS7799 IJ01675/ISMS
Information Security Management System Certification Logo

Relationship with Shareholders

Our goal is to achieve "management with openness." As such, we emphasize proactive communication with our shareholders. This section covers our initiatives to enhance the confidence and meet the expectations of our shareholders.

Basic Stance toward Shareholders

- In order to win our shareholders' trust, we will endeavor to preserve and enhance the group's assets.
- We will strengthen our internal control systems through appropriate accounting, effective internal audit, etc.
- We will proactively disclose information and enhance the transparency of our management to ensure that our shareholders have an accurate grasp of the details of our business.

Communication with our shareholders

General meeting of shareholders

The ordinary general meeting of shareholders is held at the end of June and avoids the peak dates of other companies' shareholders meetings. More than 1,500 shareholders gather for the meeting every year. We strive to provide a more visualized overview of business activities by utilizing a large screen. The meeting features a vigorous exchange of questions and answers between top management and shareholders.

Those shareholders who do not attend the general meeting can still exercise their voting rights by written document or through the Internet. In addition to disclosing the proceedings of general shareholders meetings to the media, the group's website publishes the overview of business activities and the message from the President & CEO, for about three months after the general meeting.

Report to our shareholders

In order to inform all shareholders about the group's business and provide an overview of its settlement of financial accounts, we deliver our "Report to our Shareholders" after the general meeting of shareholders and the announcement of interim results. From the viewpoint of readability and simplicity, we use graphs, tables and photos.

The Report to our Shareholders is disclosed on the website along with the Business Report that is enclosed together in the notice of the convocation of the general meeting of shareholders.

Classification by Types of Shareholders (common shares)



National & Municipal Government 0.08%
Individuals and Others 12.08%
Financial Institutions 41.63%
Foreign Investors 25.68%
Securities Companies 1.10%
Other Domestic Companies 19.43%

* as of the end of September 2005



We received the "FY2005 Award for Excellence in Corporate Disclosure" in the banking sector following an evaluation by The Security Analysts Association of Japan of our IR activities and attitude toward information disclosure.

Communication with investors

We formulated our IR policy by keeping in mind "transparency," "fairness," "timeliness," "continuity," and "interactiveness" in our IR activities. The policy is published on our website.

Based on the IR policy, we are voluntarily and proactively deploying our IR activities in various ways.

Proactive IR activities by top management

Top management is actively engaged in IR activities overseas as well as periodic IR presentations in Japan, aiming to deepen the understanding of Mizuho by domestic and foreign investors.

Utilization of a wide range of information disclosure channels

On our website, we disclose presentation materials as well as audio archives from IR presentations and annual reports in both English and Japanese. In addition, conferences via the Internet are conducted in both Japanese and English. We also issue a variety of publications such as Mini-Disclosure Reports (in Japanese). In this way, we are utilizing a wide range of disclosure channels meeting the diverse needs of our investors.

The following websites contain "IR information" and "Stock information":
http://www.mizuho-fg.co.jp/english/ir/index.html
http://www.mizuho-fg.co.jp/english/stock/index.html

Toward further transparency

We began preparations for listing on the NYSE as early as feasible to secure the transparency in our corporate governance and to enhance investor trust. As part of our preparations for listing, we aim to establish the framework to provide investors with disclosure based on U.S. generally accepted accounting principles, which are deemed to be one of the global standards used by leading global companies, and aim to establish disclosure and internal control systems in compliance with the U.S. Sarbanes-Oxley Act, which sets the strictest standard in the world today.

* This statement does not constitute an offer of any securities of MHFG for sale.

Relationship with Employees

We believe that enhancing the value of each and every employee will lead to the development of the group as a whole. This section covers our vision toward employees, and the systems and initiatives put in place to allow employees to play active roles.

Basic Stance toward Employees

- We will enable our employees to achieve a healthy life style, creating an environment where employees may work in comfort and safety.
- We will create a workplace where people may work together in mutual respect and without discrimination or harassment.

* Policies and programs described in this section are generally applicable to domestic employees, while others may apply to employees hired at our overseas branches, subsidiaries and affiliated companies.

Vision for human resources

Our employees are the group's most important business resource. They are our unrivaled source of competitiveness. We raise each person's value by positive investments in human resources in the belief that doing so leads to the development of the entire group.

The group and its employees have set a shared vision for human resources as follows: We promote the "ROE" principle for human resources with a view to lasting value creation and creating an attractive and fulfilling working environment for employees.


"ROE" principle for human resources

Responsibility:	Observe the principles of independent judgment and self-accountability.
Opportunity:	Provide equal opportunity.
Employability:	Develop expertise to enhance competitiveness.

Establishing a corporate culture full of vitality

We have established the following five values as the group's common code of conduct:
These values, serving as the axis of our personnel evaluation system, along with the "360-degree employee performance evaluation,"* shall be instilled in all employees of the group.

1) Possessing a "customer-first" corporate objective.
2) Facing the challenges of innovation.
3) Being rational and fair in making decisions.
4) Placing importance on speed.
5) Being accountable for all actions.

The group's human synergy

Employees are placed in a group company with the aim of creating a team of specialists that can deliver maximum innovativeness and speed. At the same time, facilitated by the group's uniform compensation system (a group-wide platform for human resources), we are able to maximize group synergy through cross-company personnel transfers to place the right person in the right job.

The platform has 15 job-ranks and five managerial ranks (associate, leader, manager, senior manager and executive). This forms the basis of a personnel compensation system for cross-company transfers. We also have set up a merit-based evaluation system to conduct fair evaluations in accordance with jobs and performances.

* 360-degree employee performance evaluation
Personnel evaluation scheme whereby personal evaluations of managers involve subordinates and persons from other divisions with whom they have close working relationships.

Common platform for human resources


MHFG
MHBK
MHCB
MHTB
MHSC
MHIR
Executive-class platform
Promote cross-company personnel exchange using a portable retirement benefits system, etc. while maintaining the culture and autonomy of each group company.
Proactive personnel exchanges across group companies
"Welfare benefits" platform
(Health insurance association, employee's pension funds, cafeteria plan, etc.)
"Human resources framework" platform
(Career paths, job groups, job grades, group internal recruiting system, etc.)
Reflect the independence of each group company through market pricing, risk/return structure and value-added.
Common platform

(as of October 31, 2005)

Three Career Paths

Corresponding to employees' approach to lifestyles and careers, and also depending on the specialty or skill possessed, we have three career paths – "Managerial Career Path," "Expert Career Path," and "Professional Career Path."

Managerial Career Path

This path allows the employee to demonstrate advanced specialized knowledge/skill or creativity/planning ability while working in a variety of business areas.

Expert Career Path

This path allows the employee to demonstrate expert skill and business ability based on extensive experience and knowledge in specific areas.

Professional Career Path

This path allows the employee to demonstrate advanced specialized knowledge/skill or creativity/planning ability by working in specialized business areas. An annual performance-based salary system is applied with contracts that emphasize results.

Measures for rejuvenation and management of human resources

Job application system for branch managers

We introduced an internal job application system for branch general manager positions in January 2003 to encourage the quick development and advancement of younger employees. Focused on staff in their thirties, this system has produced 51 successful young and mid-level officers, as of the end of October 2005, who were appointed as branch managers as positions became available.

Group-wide job application system

We have introduced a group-wide job application system to encourage employees to pursue their own career and to acquire greater specialization. Recruitment is carried out on a cross-company basis for many cross-disciplinary jobs. This allows employees to seek jobs they desire irrespective of their current company affiliation. This system will be expanded in the future to broaden the scope of jobs covered.

Education/training system

We have put in place an education/training system that is uniform and shared among group companies as a means of realizing "ROE on human resources investments."

We conduct highly specialized education/training activities in accordance with each company's respective business models and aggressively share the training system of companies within the group. Moreover, we are setting up the "Mizuho University" as a common training platform throughout the group and implementing advanced cross-disciplinary training programs using outside resources at all group companies. The university is setting up programs that literally envision the curricula of a university. Among these are "Mizuho AMP" (Advanced Management Program), "Mizuho PMD" (Program for Management Development), and "Mizuho College," as well as "Mizuho Knowledge Forum," "External Assignment Program," and "Overseas Education Program."

Basic data on domestic employees [*1]

		As of March 31, 2004 [*2]			As of March 31, 2005 [*3]		
		Managerial Career	Expert Career	Professional Career	Managerial Career	Expert Career	Professional Career
Number of employees							
	Male	17,998	98	358	19,106	217	389
	Female	282	11,289	42	967	10,048	47
	Total	18,280	11,387	400	20,073	10,265	436
Average age							
	Male	39.7	49.5	38.4	39.5	36.8	38.8
	Female	35.4	33.8	35.5	32.9	33.9	36.2
	Total	39.6	33.9	38.1	39.2	33.9	38.5
Average length of service							
	Male	17.6	28.4	8.6	17.1	17.1	10.0
	Female	12.6	13.4	5.3	10.3	7.6	6.4
	Total	17.5	13.5	8.3	16.8	7.8	9.6

*1 Does not cover general affairs or non-regular staff.

*2 Data as of March 31, 2004 is tabulated for five companies: Mizuho Bank, Mizuho Corporate Bank, Mizuho Securities, Mizuho Trust & Banking, and Mizuho Financial Group, Inc.

*3 Data as of March 31, 2005 is tabulated for six companies: Mizuho Bank, Mizuho Corporate Bank, Mizuho Securities, Mizuho Trust & Banking, Mizuho Financial Group, Inc. and Mizuho Information & Research Institute.

Support for family-related matters

The following measures have been advocated from April 2005 in order to balance the work life and family life of employees who need to provide family nursing care.

Augmentation of various child-care systems
1) Expansion of the scope of applicants of the child-care leave systems. 2) Extension of the period of child-care leave. 3) Relaxation of the limit on number of leaves. 4) Delivery of work materials during leave. 5) Overtime exemption measure for employees with preschool infants. 6) Creation of nursing holidays. 7) Expansion of spouse maternity leave. 8) Introduction of a day care expense subsidy system.
Augmentation of various nursing care-related systems
1) Expansion of scope of applicants of family nursing care leave. 2) Relaxation of the limit on number of leaves. 3) Delivery of work materials during leave. 4) Overtime exemption measure for employees who provide nursing care to family members.
Thorough education of the system
1) Education of employees on support for family-related matters. 2) Production/distribution of brochures to explain systems. 3) Provision of information to help balance work life and family life. 4) Regular labor-management discussions to balance work life and family life.

Initiatives for positive action

Aiming to rejuvenate the organization by actively utilizing female employees and raising their morale, we are conducting "Positive Action"* initiatives on a group-wide basis. A manager in charge of positive action is assigned in the Human Resources Division of each group company to regularly share information on the state of progress and to actively promote a wide range of measures to achieve positive action targets throughout the group.

Goals and description of initiatives in recruitment and job placement

High targets, well over the current situation, have been set with the objective of facilitating the rapid penetration and firm establishment of positive action. Furthermore, we are assigning female employees to positions where they can exercise their capabilities by taking advantage of the business model of each group company.

Goals

1) The ratio of female employees in the five group companies (Mizuho Financial Group, Mizuho Bank, Mizuho Corporate Bank, Mizuho Securities, and Mizuho Trust & Banking) to be raised to 20% for managerial career path positions.
2) The ratio of female employees in managerial-level positions to be increased 1.5-fold from April 2004 to March 2009.
3) Assign female employees effectively to benefit from the business model of each company.

Measures

- Since fiscal 2003, we have been supporting "Seminar on Improving Careers for Female Students," which is sponsored by Nikkei DISCO. At these seminars, female employees of the group's core positions present their practical experiences and group initiatives. In addition, we hold our own seminars targeted to female students in Tokyo and Osaka.
- Expert programs are applied to expert career path employees who have the potential to be appointed to management positions in order to facilitate their consideration of career improvement; managerial career path employees are also trained individually as candidates for appointment to management-level positions.
- A wide range of measures are carried out at each company.

Mizuho Bank	• Positive appointment to managerial-level staff (chief manager and above) in administrative divisions (deposit/exchange areas) at business offices. • Set-up a managerial career Financial Consultant course as leaders of our consulting business designed for individual customers, which is one of our core businesses, and actively appoint female employees.
Mizuho Corporate Bank	• The bank reviews supervisory managerial appointment needs in sales departments, sales administration departments, and administration departments to find new positions with the proper mix of authority and administrative work load. • Positions related to expert programs are identified and steps are taken to encourage appointment to assistant manager positions and carrying out training and follow-up training for appointees. • A mentor system has been introduced aimed at new female employees who are candidates for managerial career path positions and support is provided for fast-tracked adaptation within the organization.
Mizuho Securities	• Female employees themselves have launched their own committee (Miw-Net) under direct control of the president to suggest work-friendly workplaces. In addition, a committee (Mom Net) of working mothers has been launched as a part of these activities.
Mizuho Trust & Banking	• The company is encouraging the appointment of female employees to chief management and group leader positions in administration departments. • The company actively promotes hiring and appointment of female employees by setting up new managerial career path positions (trust financial consulting course) for personnel who will be in charge of financial consulting in the trust area for individual customers.

* Positive Action

Initiatives undertaken vigorously and voluntarily to eliminate the actual disparities between male and female workers in the workplace and to encourage females to highlight their capabilities.

Relationship with Local Communities

As a good corporate citizen, we intend to contribute to local communities that are the foundations of our existence. This section covers our approach to social contributions and provides examples.

Basic Stance toward the Community

- We will fulfill the role of a "good corporate citizen."
- We will actively engage in activities that contribute to society.

Approach to social contributions

Mizuho's basic stance is to act as a "Good Corporate Citizen" working hand-in-hand with local communities. Consequently, it must communicate closely with communities and its activities must fit in with each community's rules of behavior and expectations.

This is why we treat our social contributions as one of our social responsibilities and work at information disclosure in hopes of gaining the understanding of the society.

With respect to this point, we have set up the "Operating Standards for Social Contributions and Environmental Issues" as concrete measures to continuously guide the implementation of social contributions. Moreover, we conduct periodic reviews to accommodate changes in the society.

Under these operating standards, the following seven areas have been classified for social contributions.

1) Nurturing young people, 2) social welfare, 3) promotion of the arts, culture and academic studies, 4) international exchange, 5) global environment preservation, 6) training in finance, and 7) humanitarian activities. Moreover, we examine the implementation of such social contributions from various viewpoints and evaluate the benefits objectively in terms of contributions to the development of local communities, initiatives with outstanding benefits of public interest that will gain communities' understanding, and originality and progressiveness regarding community-related issues.

Social contributions may be classified into contributions that require economic assistance and contributions that need volunteers. We hope to make more effective contributions by understanding these individual implementation factors.

The question is how to make social contributions by making use of the expertise that we possess as a financial institution. A further question is what social contributions we can make to build a sustainable society, in terms of furtherance/support to welfare and the arts and academic studies even when such contributions have no direct relationship to our main business. Our branches, which are deeply rooted in local communities, are searching for the best ways to make social contributions by understanding needs as they bear on society.

Breakdown of social contribution outlays by area



Humanitarian activity 19.5%
Nurturing young people 24.3%
Global environment preservation 1.3%
Social welfare 15.7%
International exchange 6.9%
Arts, culture and academic studies promotion 32.3%

Items that are placed in two categories are calculated with 1/2 the amount of money per area.

Total sum of outlays of Mizuho Financial Group: 133 million yen.

Standards for executing social contribution programs

To assess the execution of social contribution programs, we have set down the following standards. Because societies change with time, we conduct regular reviews while maintaining a continued approach regarding program execution.

Standards for social contribution and environmental issues

1 Scope of implementation

Covers the following areas:

1. Nurturing young people
2. Social welfare
3. Promotion of the arts, culture and academic studies
4. International exchange
5. Global environment preservation
6. Training in finance
7. Humanitarian activities

2 Assessment standards regarding execution

Assessment is carried out based on the following standards:

1. Contributions to local communities: Initiatives to contribute to the development of local communities.
2. Acceptance from society: Initiatives with significant public benefits that may gain broad understanding from society.
3. Originality: Original, advanced initiatives on social issues.

3 Format of implementation

Carried out in the following formats:

1. Original plans/programs
2. Support for the group's social contribution foundations.
3. Donations
4. Support for volunteer activities of executives and regular employees.

Initiatives for financial education

Mizuho Securities has long played a key role within the group toward the nurturing of youth. It has been contributing to courses at universities, such as at the Graduate School of Kyoto University, Faculty of Economics, Keio University, and four others, including the invitation and dispatch of teachers in cooperation with companies within the group.

Efforts are not limited to Japan; we also have established college courses financially maintained by private donations at Peking University and Fudan University in China and sent lecturers there.

However, our vision is not limited to the university scene. We carry out "workplace experience" programs at the branch level by cooperating with elementary and junior high schools.

To teenage children, a "bank" may mean nothing more than a place where there is a reception desk and ATM. However, the question is what kind of work takes place behind the reception desk, how it supports the bank, and how this function serves to build Japan's finance business. We want them to understand and get a sense of the total scheme by viewing linkages within the overall flow. This is why we cooperate at the branch level in accommodating requests by local educational institutions.

For example, Mizuho Bank's Kumegawa Branch (Higashimurayama city, Tokyo) has held presentations on a wide range of businesses, accepting three local eighth graders for a two-day period from January 2005, covering the topic "What is a bank?," including checking of seals as well as handling of public lottery, foreign currency, and traveler's checks. Moreover, in cooperation with customers of four of our branches, they visited companies accompanied by bank officers, thereby learning about a wide range of bank services, including sales visits regarding loans and tours of operations. The junior high schools that took part welcomed this experience, even announcing it at school events.

Aiming to provide financial training rooted in local communities, the Fukushima Branch (Fukushima city) provided an opportunity for two sixth graders to experience our business. They learned banking through tasks such as counting notes and making coin rolls, which deepened their understanding of banking. The elementary school teachers who took part said: "Children think of this as a chance to think about their futures. Moreover, they sensed the importance of human relations and work."

It is important to carry out such initiatives on a continuing basis. As a financial institution that is deeply rooted in local communities, we would like to further cultivate activities that contribute to communities and society from a long-term viewpoint.



Experience study: visit to a manufacturer of fermented soybeans (Kumegawa Branch)

Sponsored academic courses at universities

(In FY 2004 and in FY 2005)

		Educational Institute	Course, Main theme	How operated
Domestic	Mizuho Securities	Graduate School of Economics/ Faculty of Economics, Kyoto University	Corporate finance theory	Dispatch of lecturers, invitations to professors/ assistant professors
		Faculty of Commerce and Management, Hitotsubashi University	Corporate finance theory	Dispatch of lecturers
		Graduate School of Commerce and Management, Hitotsubashi University	Corporate finance theory	Dispatch of lecturers
		Graduate School of Global Business, Meiji University	Corporate finance	Dispatch of lecturers
	Joint operations of Mizuho Securities and Shinko Securities	Open Education Center, Waseda University	Corporate financing and frontiers of investment banking business	Dispatch of lecturers
		Faculty of Economics, Keio University	Corporate financing theory	Dispatch of lecturers, invitations to professors/ lecturers
		Chuo Graduate School of Accounting	Practice and application of corporate finance	Dispatch of lecturers
		College of Social Relations, Rikkyo University	Japanese financial capital markets	Dispatch of lecturers
		Center for Business Creator Promotion, Rikkyo University	Corporate finance	Dispatch of lecturers
	Mizuho Investors Securities	Nippon Bunri University	Outline and practice of finance and stock markets	Dispatch of lecturers
Overseas	Mizuho Securities	Fudan University (China)	Capital markets, cross border transactions	Dispatch of lecturers
		Peking University (China)	Capital markets, corporate finance, governance	Lecturer dispatch, joint lecture with Waseda University

Nurturing young people

The Yellow Badge Traffic Safety Campaign

Every year, first-graders start school with brand-new knapsacks and Yellow Badges. We have been undertaking the initiative to present Yellow Badges with traffic accident insurance to children who are just beginning school.

The incident that triggered this initiative occurred in 1965, when a mother lost her beloved child in a traffic accident. The newspaper article mentioned the mother's letter addressed to then-Prime Minister Eisaku Sato asking for the elimination of traffic accidents. As a financial institution with a nationwide branch network, we asked ourselves how we could help protect children from traffic accidents. Based on the hope of ensuring traffic safety and eliminating traffic accidents, this thought led to the launch of a campaign to deliver eye-catching yellow armbands to first-graders nationwide. The armband was later switched to a badge fastened by a safety pin. Every year, the Japan Traffic Safety Association runs a contest for traffic safety slogans. The traffic safety slogan of that year, which won the top award of the Prime Minister's Prize, Children's Division, was inscribed on all of the Yellow Badges in that year, and this practice has continued to this day. Initially, the area of distribution was limited, however, it has developed into a nation-wide initiative by gradually getting the cooperation of police-related organizations and educational institutions. The campaign takes place every year from February to April and the presentation of Yellow Badges takes place nationwide in branches of the group and the three other sponsor companies. Traffic safety lessons are held after the presentation ceremony in Tokyo with programs to teach first-graders safety rules. The number of badges distributed over 41 annual campaigns totals 50,560,000. This initiative is carried out jointly by MHFG, Sompo Japan Insurance, Meiji Yasuda Life Insurance Company and The Dai-ichi Mutual Life Insurance Company.


Yellow-Badge presentation ceremony (2005 in Tokyo)


A traffic-safety classroom (in Tokyo) featuring Peopo-kun and the Yellow Badge


昭和40年にスタートした
今年で41年目を
迎えました。
よくみてね！
いっぱいのばした

Social welfare

Mizuho Charity Fund

The Mizuho Charity Fund is a donation system to encourage social contributions by the group executives and employees through voluntary monthly donations from their salaries. Decisions on where to make donations and the amounts are made by a steering committee in an effort to be fair; donations are used to buy vehicles to be presented to welfare institutions, as relief aid for natural disasters, and to support volunteer activities in which executives and employees take part themselves.

In fiscal 2004, donations were made for relief of victims of the Niigata Prefecture Chuetsu Earthquake and the earthquake and tsunami that hit Sumatra. In addition, grants were made to four groups to support volunteer activities in which executives and employees took part themselves.


Donation to Thai government for victims of the earthquake and tsunami that hit Sumatra

Community exchange and promotion

Putting down roots in local communities

Deeply rooted in regions, our branches are facilities that are closely associated with local communities. The Kobuna-cho Branch (Chuo ward, Tokyo) symbolizes this banking image.

This branch holds "the cutting the New Year's rice cake" ceremony annually in January. The ceremony features the participation of Kobuna-cho community and other local associations as well as MHFG executives. In 2005, it was held on January 11. Led by the chairman of Kobuna-cho community association, Mizuho Bank's President & CEO Mr. Sugiyama, MHFG President & CEO Mr. Maeda, and others host the gathering, and many local residents were treated with barreled rice wine and sweet bean soup.

This is a "traditional event," dating from 1897. With a history of more than a century, it symbolizes the ways in which we cultivate ties with the local community. This branch was formerly the head office of Yasuda Bank.

Similarly, the "Yakumo Shrine Tenno Festival" takes place every four years in Kobuna-cho which has 340 years of history. Kobuna-cho inherited this festival from Kodenma-cho in 1666. The branch is located next to the great sacred arch, which is the entranceway to the shrine. A large sacred palanquin called "Mikoshi," about three meters tall, is kept in the branch's lobby for about two months before the festival. As a member of the local neighborhood association, we support this traditional event both by carefully preserving this "Mikoshi" and by employees of the branch taking part in the festival carrying it.



The cutting of the New Year's rice cake at Kobuna-cho Branch – a tradition of over a century.



Large "Mikoshi" about three meters tall

Exhibition in lobby

Taking advantage of the branch's local and community characteristics, some branches hold an exhibition at the lobbies in an effort to forge even closer ties with the communities. Moreover, branches have set up a bookshelf to hold books donated by customers and employees, which are lent to customers free of charge.

Mizuho Bank's Hachioji Branch (Hachioji city, Tokyo) stages a photograph exhibition by a local club every month. As such, it acts as a forum for communication between fellow-enthusiasts, featuring a name-book in which attendees can write down their impressions. Similarly, Mizuho Bank's Oyama Branch (Itabashi ward, Tokyo) has been offering its "Oyama Library" ever since the branch's opening in 1989. It is used by many customers.



Using a poster board in the lobby, 20-30 photographs are on exhibit (Hachioji Branch)

Promotion of small and medium-sized enterprises, middle market corporations

MHFG has been assisting the Medium and Small Business Research Institute since its launch in 1966 as a part of the promotion of small and medium-sized enterprises, and middle market corporations, which have been a driving force of Japanese economic growth. We support the Institute's empirical studies and research and its awards program to find outstanding enterprises uncovered nationwide.

Additionally, we established the Charitable Trust for Mizuho New Business Fund in 1996. The Fund provides grants from a public interest standpoint to deserving enterprises that are not adequately supported by conventional bank financing or venture capital.

Preservation of the global environment

Environmental Art Contest

We have supported the "All-Japan Elementary and Junior High School Students' Environmental Art Contest" sponsored by the All-Japan Elementary and Junior High School Environmental Education Research Group. The goal of this contest, held for the 9th time in 2005, is to give students nationwide opportunities to think about the importance of nature and livable towns. A total of 6,115 applications were received this time from elementary and junior high school students on the topic "The Importance of Nature, Which We Should All Protect Together." A total of 40 works were selected to receive awards, including the Encouragement Award from the Ministry of Education, Culture, Sports, Science, and Technology, the Minister of Environment Award, and the Mizuho Award. Winners received a certificate of merit and books containing the winning entries.

The contest is supported by MHFG, Meiji Yasuda Life Insurance Company and Marubeni Corporation.



Mizuho Award (winner in elementary school division: Ms. Anna Kitahara)



Mizuho Award (winner in junior high school division: Ms. Kumi Tsukuda)

Support for art and culture

Coming-of-Age Day Concert

Since 1990, we have been sponsoring a Coming-of-Age Day Concert annually. As a part of our support for young artists, we arrange a concert featuring new artists aged 20, the legal age of adulthood in Japan. The goal is to popularize classical music among young people who will lead the next generation. Invitations are extended to young people through a public drawing. In 2005, the concert highlighted the topic "La Mer" (the sea), featuring sea-related music and performances.



New Japan Philharmonic conducted by Mr. Tatsuya Shimono played the impressionistic symphonic sketch "La Mer" by Debussy

World Police Band Concerts

We have been supporting the "World Police Band Concerts" since 2004. Featuring performances by musical police bands from all over the world, the concert acts as a forum for contact between the police and local citizens through musical exchange.

The 2005 tour marked the 10th anniversary, and a total of 11 bands (six from overseas and five from Japan) got together for the event. Beginning with the concert held at the World Exposition in Aichi (EXPO 2005 Aichi Japan), the bands performed nationwide. This has been the 3rd performance in Japan following the 1st concert (held in Tokyo and Chiba) and the 6th concert (held in Fukushima and Tokyo).


世界のお巡りさんコンサート

The bands performed at the World Exposition in Aichi (EXPO 2005 Aichi Japan), Tokyo, Yokohama, and Chiba

International exchange

Overseas social contributions

The Mizuho USA Foundation, Mizuho's largest overseas philanthropic organization, was formed by the merger of the former IBJ and DKB foundations established in 1989 and 1991. The foundation provides grants to nonprofit organizations for a wide range of programs, including the prevention of homelessness, vocational training and job placement for young people and those on welfare, financial literacy education, and homeownership seminars. In addition, we support nonprofit organizations with which our employees serve as volunteers.

In 2004, the foundation made contributions totaling US$452,330. That included charitable grants to nonprofit organizations in New York, Los Angeles, and San Jose, as well as matching gifts for donations made by employees and support for organizations with which our employees volunteer.



We participated in the charity walk "March of Dimes," collecting donation of about $46,000, which ranked us in the top 10 among New York enterprises.

Overseas foundations/funds

National/Regional	Foundation/Fund name	Established	Activities
U.S.A.	Mizuho USA Foundation	1989	Activities centered on donations to groups assisting the revitalization of local low-income groups or non-profit organizations. Aid to non-profit organizations in which Mizuho's employees are performing volunteer activities.
Hong Kong	Mizuho-Wing Hang Bank Scholarship Foundation	1989	Education grants to Hong Kong non-profit organizations and scholarships were paid to students resident in Hong Kong.
Taiwan	Mizuho Aishin Charity Fund	1989	Funds to support mainly education-, medical care-, and welfare-related programs.
China	University of International Business and Economics (Mizuho Foundation)	1995	Funds to support training of young people who will play an active role in China's financial industry.
Thailand	Mizuho Asia Fund	1998	Charitable trust with the objectives of providing sound education, eliminating drug use, and promoting sports in ASEAN countries.

Activities of philanthropic foundations

Social contributions via foundations

MHFG has five different domestic philanthropic foundations which support initiatives to assist the welfare of the elderly and the handicapped, endowments for education and scholarships, international exchange, and academic research.

Mizuho Scholarship Foundation
(established in 1954)

The foundation provides scholarships to deserving students who face economic hardships.

Mizuho Foundation for the Promotion of Sciences
(established in 1957)

Provides research grants in engineering and law. Public essay contests in law and economics. Provides scholarships to foreign exchange students in Japan.

Mizuho Education Welfare Foundation
(established in 1972)

Assistance to education in remote regions, education of physically and mentally handicapped children, and the welfare of the elderly (presentation of grants, tools for mobility, books, and vehicles for welfare facilities).

Mizuho Welfare Foundation
(established in 1980)

Assistance in connection with the welfare of the disabled (grants, donations of electric wheelchairs and welfare vehicles). Funds for translating books into Braille for visually impaired university students.

Mizuho International Foundation
(established in 1991)

Scholarships for foreign exchange students in Japan. Training for personnel in international exchange.



Presentation of vehicles for welfare facilities (Mizuho Welfare Foundation)



Presentation of children's books to elementary schools located in remote regions (Mizuho Education Welfare Foundation)

Environmental Initiatives

We recognize that maintaining and preserving the environment is the foundation of sustainable development of the society and economy. Thus, each group company conducts activities based on environment-related policies formulated in the Mizuho Code of Conduct.

Mizuho's environmental initiatives and main environmental impacts

We have been compiling our Environment Directory since 2002, listing the various environment-related operations and initiatives undertaken by group companies in an effort to encourage information sharing about environmental problems and to step up services.

As an enterprise centered on financial services, we have direct impact on the environment related to the use of electricity, water, gasoline, and paper, as well as indirect environmental impact, through the provision of financial services including investment and financing as well as purchasing of products and services. In an effort to reduce environmental impact, we will put in place a more systematic framework to deal with issues previously handled individually by group companies. With more training and education opportunities, we will plan to provide financial services to promote environmental sustainability.

Environment-related business within the group, outline of such business, company names, etc.

Category	Operations	Respective business responsibilities	Company name	Page
Oversight	Oversight of environmental initiatives	Decisions/coordination on environment-related policies.	Mizuho Financial Group	P.44
Environment-related initiatives	Environmental risk management/ screening and assessment	Evaluation/assessment of environmental risk in financing/project finance.	Mizuho Financial Group Mizuho Bank Mizuho Corporate Bank	P.16-17
	Investment/financing/product development	Environment-related project finance, sale of SRI.	Mizuho Bank Mizuho Corporate Bank Mizuho Capital	P.16-17
	Advisory consulting	Support for global-warming measures.	Mizuho Bank	P.18-19
		Consulting on Environmental management environmental technology development and commercialization and market analysis.	Mizuho Corporate Bank	
		Technological assessment of enterprises with environmental technology.	Mizuho Research Institute	
		Analysis/simulation of natural environment.	Mizuho Information & Research Institute	
		Chemical Management.	Mizuho-DL Financial Technology	
	Study/research	Research and consultation of environment policies at national and local government levels.	Mizuho Corporate Bank	P.18-19
		Foreign policy and market research.	Mizuho Research Institute	
		Support for individual environmental measures.	Mizuho Information & Research Institute	
Reduction of environmental impact	Office environmental management	Energy saving, reduction of paper resources. Separation/recycling of garbage, use of eco-cars.	Administrative divisions of each group company	P.45



Mizuho Financial Group Inc.
Executive Officer
General Manager of Corporate Communications and Head of CSR Promotion Office

Yoshiaki Ohashi

Aiming to augment environmental initiatives

There are various environmental issues that require continuous measures in domestic and international arenas, which include global warming, climate change, resource issues of energy, water, deforestation, and contamination by toxic substances. Measures for environmental problems peculiar to an area are needed both at home and abroad. These issues are closely linked to economic and social problems in local, national, regional and global societies. As such, they are now important business issues for enterprises.

Each group company has led its initiatives individually in environmental protection, including conducting environmental impact assessments in large project finance cases. We intend to aggressively carry out such initiatives by further promoting coordination both inside and outside of the group in an effort to reinforce such initiatives in the financial services area.

Direct environmental impact from business activities

We have been measuring and managing direct environmental impact from business activities at nine locations within our main business facilities.

Initiatives to reduce CO2 emissions and save energy


CO_2

Data on emissions of greenhouse gases within the group

(CO_2 conversion: unit ton)

Name of company	Name of building, etc.	2002	2003	2004
Mizuho Bank	Uchisaiwai-cho Head Office	12,744	11,509	11,535
	Otemachi Headquarters *1	6,363	6,091	6,133
	Administration center 1 *2	13,672	13,064	12,806
	Administration center 2	16,750	16,257	16,001
	Information center *2	24,932	26,049	26,366
Mizuho Corporate Bank	Marunouchi Head Office	7,373	7,079	7,249
	Information Center	6,794	6,293	6,002
Mizuho Trust & Banking	Head Office	4,041	3,989	3,971
Mizuho Information & Research Institute	Information Center	3,644	3,267	3,516
Total		96,313	93,598	93,579

*1 Includes MHFG *2 Excludes annex

Note: The volume of emissions of greenhouse gases is converted into CO_2 emissions caused by the use of electricity, heating, and fuel according to "Document on Results of Preventing Global-warming Measures," submitted to the government of Tokyo in June 2005.

To address global warming issues, we have developed our implementation plans for nine major locations in Tokyo and carried them out for the last three years, under the direction of the government of Tokyo. They are Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking, and Mizuho Information & Research Institute as mentioned above. In fiscal 2004, which was the final year of the program, Mizuho Bank's Uchisaiwai-cho Head Office, Otemachi headquarters, Administration Center 1, Mizuho Corporate Bank Information Center, Mizuho Trust & Banking, and Mizuho Information & Research Institute achieved their targets. More specifically, CO2 emissions have been reduced by 2.8% over the past three years by initiatives such as switching to highly energy-efficient facilities and equipment when upgrading facilities and equipment, and through energy-efficient operation of facilities and computers at administration centers, etc. In our energy usage at these facilities, about 94% of the CO2 emissions come from the use of electricity. We intend to continue reducing the use of energy in the future.

Water usage



Water usage data

(unit: m^3)

Name of company	Name of building, etc.	2002	2003	2004
Mizuho Bank	Uchisaiwai-cho Head Office	138,547	126,093	125,437
	Otemachi Headquarters *1	45,122	47,895	44,802
	Administration center 1 *2	95,694	87,527	85,334
	Administration center 2	122,934	115,900	115,918
	Information center *2	27,468	41,794	36,140
Mizuho Corporate Bank	Marunouchi Head Office	110,165	103,959	109,954
	Information Center	42,744	37,997	31,954
Mizuho Trust & Banking	Head Office	53,773	54,110	57,948
Mizuho Information & Research Institute	Information Center	32,977	29,627	31,504
Total		669,424	644,902	638,991

*1 Includes MHFG *2 Excludes annex

The volume of water used at these nine facilities in fiscal 2004 was 638,991 m^3. At present, each facility is carrying out individual initiatives such as introduction of water saving equipment and recycling of toilet water. Seeking to save water, we have reduced the volume of water used by 4.5% over the past three years.

Initiatives aimed at saving resources and recycling



We are carrying out recycling of paper and garbage*1 at the main facilities of Mizuho Bank and Mizuho Corporate Bank (Uchisaiwai-cho Head Office/Otemachi headquarters/Marunouchi Head Office). In addition, we are recycling bottles, cans, PET bottles, fluorescent lamps, and toner cartridges.

Similarly, among the automobiles used by Mizuho Bank, 21.7% are designated low pollution vehicles*2.

*1 Paper and garbage includes paper, wastepaper (tissue), shredder garbage, important documents, newspapers and magazines, and cardboard.

*2 Designated low pollution vehicles refer to the number of vehicles used in Tokyo that comply with Tokyo-designated standards for low pollution vehicles.

What are the "GRI Sustainability Reporting Guidelines (GRI Guidelines)"?

The GRI Guidelines are a framework for reporting on an organization's performance from three perspectives—economic, environmental and social—when preparing for the organization's sustainability report. The major roles of the GRI Guidelines are: 1) to present reporting principles and specific content of the reports, 2) to assist the organization in presenting a balanced and reasonable picture of their economic, environmental, and social performance, 3) to promote comparability of reports, while taking into account the organization's industrial sector and regional factors, 4) to support benchmarking and assessment of the reporting organization's initiatives and 5) to serve as an instrument to facilitate stakeholder engagement.

- The GRI Guidelines were formulated and announced by the Global Reporting Initiative, an international non-governmental organization established jointly in 1997 by the US non-profit CERES (Coalition for Environmentally Responsible Economies) and the United Nations Environment Program (UNEP). For details, see the following site: http://www.globalreporting.org/

Mizuho refers constantly to the GRI Guidelines, using them to gauge the progress of our information disclosures and assure comparability with other companies' reports.

- In the table, the mark "—" indicates that this item does not apply to Mizuho. Parts in gray could not be reported. The note "Other" means that the relevant information is disclosed in other media.
- Notes in parentheses in the Remarks column indicate the part of the page where the information may be found.

<Reference guidelines>

- Sustainability Reporting Guidelines 2002
- Financial Services Sector Supplement

Sustainability Reporting Guidelines 2002

Item	Indicator	Page (s)	Remarks
1 Vision and Strategy			
1.1	Statement of the organization's vision and strategy regarding its contribution to sustainable development	4-5, 22-23	
1.2	Statement from the CEO (or equivalent senior manager) describing key elements of the report	4-5	
2 Profile			
Organizational Profile			
2.1	Name of reporting organization	2	
2.2	Major products and/or services, including brands if appropriate	2, 16-19	
2.3	Operational structure of the organization	2	
2.4	Description of major divisions, operating companies, subsidiaries, and joint ventures	2	
2.5	Countries in which the organization's operations are located	2	
2.6	Nature of ownership; legal form (e.g.: joint-stock corporation, limited-liability corporation, etc.	2	
2.7	Nature of markets served	8-11	
2.8	Scale of the reporting organization	2, 30-31	
2.9	List of stakeholders, key attributes of each, and relationship to the reporting organization	28-29	
Report Scope			
2.10	Contact person(s) for the report, including e-mail and web addresses	51	
2.11	Reporting period (e.g., fiscal/calendar year) for information provided	3	
2.12	Date of most recent previous report (if any)	-	This is our first report
2.13	Boundaries of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope	3	
2.14	Significant changes in size, structure, ownership, or products/services that have occurred since the previous report	-	This is our first report
2.15	Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organizations	2,13	(Reorganization into Three Global Groups)
2.16	Explanation of the nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g., mergers/acquisitions, change of base years/periods, nature of business, measurement methods)	-	This is our first report
Report Profile			
2.17	Decisions not to apply GRI principles or protocols in the preparation of the report	-	Refer to GRI Guidelines
2.18	Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits		
2.19	Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information	-	This is our first report
2.20	Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability report		
2.21	Policy and current practice with regard to providing independent assurance for the full report	50	
2.22	Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organization's activities, including facility-specific information (if available)	3	
3 Governance Structure and Management Systems			
Structure and Governance			
3.1	Governance structure of the organization, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organization	24-25	
3.2	Percentage of the board of directors that are independent, non-executive directors	24	
3.3	Process for determining the expertise board members need to guide the strategic direction of the organization, including issues related to environmental and social risks and opportunities		
3.4	Board-level processes for overseeing the organization's identification and management of economic, environmental, and social risks and opportunities		
3.5	Linkage between executive compensation and achievement of the organization's financial and non-financial goals (e.g., environmental performance, labor practices)		
3.6	Organizational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies	25	
3.7	Mission and values statements, internally developed codes of conduct or principles, and polices relevant to economic, environmental, and social performance and the status of implementation	14-15, 22-23	
3.8	Mechanisms for shareholders to provide recommendations or direction to the board of directors		
Stakeholder Engagement			
3.9	Basis for identification and selection of major stakeholders	28-29	
3.10	Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group	28-29, 32-34	
3.11	Type of information generated by stakeholder consultations	28-29, 32-33	
3.12	Use of information resulting from stakeholder engagements	28-29, 32-33	
Overarching Policies and Management Systems			
3.13	Explanation of whether and how the precautionary approach or principle is addressed by the organization	16-17	(Equator Principles)
3.14	Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organization subscribes or which it endorses	16-17	(Equator Principles)
3.15	Principal memberships in industry and business associations, and/or national/international advocacy organizations	46	The Group is a member of the Japanese Bankers Association
3.16	Policies and/or systems for managing upstream and downstream impacts		
3.17	Reporting organization's approach to managing indirect economic, environmental, and social impacts resulting from its activities	16-17	(Equator Principles)
3.18	Major decisions during the reporting period regarding the location of, or changes in, operations	-	No major changes.
3.19	Programs and procedures pertaining to economic, environmental, and social performance	30-45	
3.20	Status of certification pertaining to economic, environmental, and social management systems	33	(Complaint Response Management System, Information Security Management System)
4 GRI Content Index			
4.1	A table identifying location of each element of the GRI Report Content, by section and indicator	46-49	
5 Performance Indicators			
Integrated Indicators			
5.1 Systemic indicators	Indicators that relate the activity of an organization to the larger economic, environmental, and social systems of which it is a part		
5.2 Cross-cutting indicators	Indicators that directly relate two or more dimensions of economic, environmental, and social performance. Examples: Eco-efficiency measures such as the amount of emissions per unit of output or per monetary unit of turn over.		

Item	Indicator	Page (s)	Remarks
	Economic Performance Indicators [Core Indicators]		
	Customers		
EC1	Monetary flow indicator: Net sales	2, 30-31	
EC2	Geographic breakdown of markets	2	
	Suppliers		
EC3	Monetary flow indicator: Cost of all goods, materials, and services purchased	31	
EC4	Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements		
	Employees		
EC5	Monetary flow indicator: Total payroll and benefits (including wages, pension, other benefits, and redundancy payments) broken down by country or region	31	
	Providers of Capital		
EC6	Monetary flow indicator: Distributions to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed. This includes all forms of debt and borrowings, not only long-term debt	31	
EC7	Increase/decrease in retained earnings at end of period	31	
	Public Sector		
EC8	Monetary flow indicator: Total sum of taxes of all types paid broken down by country		
EC9	Subsidies received broken down by country or region		
EC10	Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group	38	
	Economic Performance [Additional Indicators]		
	Suppliers		
EC11	Supplier breakdown by organization and country		
	Public Sector		
EC12	Total spent on non-core business infrastructure development. This is infrastructure built outside the main business activities of the reporting entity such as a school, or hospital for employees and their families		
	Public Sector		
EC13	The organization's indirect economic impacts		
	Environmental Performance Indicators [Core Indicators]		
	Materials		
EN1	Total materials use other than water, by type	-	The Group does not engage in manufacturing
EN2	Percentage of materials used that are wastes (processed or unprocessed) from sources external to the reporting organization	-	The Group does not engage in manufacturing
	Energy		
EN3	Direct energy use		
EN4	Indirect energy use	-	The Group's impact is considered very small
	Water		
EN5	Total water use	45	
	Biodiversity		
EN6	Location and size of land owned, leased, or managed in biodiversity-rich habitats	-	The Group does not have such lands
EN7	Description of the major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater, and marine environments		
	Emissions, Effluents, and Waste		
EN8	Greenhouse gas emissions (CO_2, CH_4, N_2O, HFCs, PFCs, SF_6)	45	
EN9	Use and emissions of ozone-depleting substances		
EN10	NOx, SOx, and other significant air emissions by type		
EN11	Total amount of waste by type and destination		
EN12	Significant discharges to water by type: See GRI Water Protocol		
EN13	Significant spills of chemicals, oils, and fuels in terms of total number and total volume	-	The Group has experienced no spills
	Products and Services		
EN14	Significant environmental impacts of principal products and services	16-17	
EN15	Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed	-	The Group does not engage in manufacturing
	Compliance		
EN16	Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues. Explain in terms of countries of operation	-	The Group had no violations

Item	Indicator	Page (s)	Remarks
	Environmental Performance Indicators [Additional Indicators]		
	Energy		
EN17	Initiatives to use renewable energy sources and to increase energy efficiency	45	
EN18	Energy consumption footprint (i.e., annualized lifetime energy requirements) of major products	-	The Group does not engage in manufacturing
EN19	Other indirect (upstream/downstream) energy use and implications, such as organizational travel, product life-cycle management, and use of energy-intensive materials.		
	Water		
EN20	Water sources and related ecosystems/habitats significantly affected by use of water	-	The Group uses tap water
EN21	Annual withdrawals of ground and surface water as a percent of annual renewable quantity of water available from the sources		
EN22	Total recycling and reuse of water		
	Biodiversity		
EN23	Total amount of land owned, leased, or managed for production activities or extractive use	-	The Group does not engage in manufacturing
EN24	Amount of impermeable surface as a percentage of land purchased or leased.		
EN25	Impacts of activities and operations on protected and sensitive areas	-	The Group does not engage in manufacturing
EN26	Changes to natural habitats resulting from activities and operations and percentage of habitat protected or restored	-	The Group does not engage in manufacturing
EN27	Objectives, programs, and targets for protecting and restoring native ecosystems and species in degraded areas		
EN28	Number of IUCN Red List species with habitats in areas affected by operations	-	The Group does not engage in manufacturing
EN29	Business units currently operating or planning operations in or around protected or sensitive areas	-	The Group does not engage in manufacturing
	Emissions, Effluents, and Waste		
EN30	Other relevant indirect greenhouse gas emissions. (CO_2, CH_4, N_2O, HFCs, PFCs, SF_6). Report in tons of gas and tons of CO_2 equivalent for each type of gas emitted from other organizations		
EN31	All production, transport, import, or export of any waste deemed "hazardous" under the terms of the Basel Convention Annex I, II, III, and VIII		
EN32	Water sources and related ecosystems/habitats significantly affected by discharges of water and runoff	-	The Group uses public sewage processing
	Suppliers		
EN33	Performance of suppliers relative to environmental components of programs and procedures described in response to Governance Structure and Management Systems section (Section 3.16)		
	Transport		
EN34	Significant environmental impacts of transportation used for logistical purposes	-	The Group's impact is considered very small
	Overall		
EN35	Total environmental expenditures by type		
	Social Performance Indicators: Labor Practices and Decent Work [Core Indicators]		
	Employment		
LA1	Breakdown of workforce, where possible, by region/country, status (employee/non-employee), employment type (full time/part time), and by employment contract (indefinite or permanent/fixed term or temporary). Also identify workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationships), segmented by region/country	36	
LA2	Net employment creation and average turnover segmented by region/country		
LA3	Percentage of employees represented by independent trade union organizations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country.		
LA4	Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organization's operations (e.g., restructuring)		
	Health and Safety		
LA5	Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases		
LA6	Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees		

Item	Indicator	Page(s)	Remarks
LA7	Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers)		
LA8	Description of policies or programs (for the workplace and beyond) on HIV/AIDS		
	Training and Education		
LA9	Average hours of training per year per employee by category of employee		
	Diversity and Opportunity		
LA10	Description of equal opportunity policies or programs, as well as monitoring systems to ensure compliance and results of monitoring	37	(Positive Action)
LA11	Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate		
	Social Performance Indicators: Labor Practices and Decent Work [Additional Indicators]		
	Employment		
LA12	Employee benefits beyond those legally mandated	37	(Child-care Leave†, Family Nursing Leave†)
	Labor/Management Relations		
LA13	Provision for formal worker representation in decision making or management, including corporate governance		
	Health and Safety		
LA14	Evidence of substantial compliance with the ILO Guidelines for Occupational Health Management Systems		
LA15	Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements		
	Training and Education		
LA16	Description of programs to support the continued employability of employees and to manage career endings	36	
LA17	Specific policies and programs for skills management or for lifelong learning	36	(Mizuho University)
	Social Performance Indicators: Human Rights [Core Indicators]		
	Strategy and Management		
HR1	Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results	23,25	
HR2	Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors	16-17	(Equator Principles)
HR3	Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring		
	Non-discrimination		
HR4	Description of global policy and procedures/programs preventing all forms of discrimination in operations, including monitoring systems and results of monitoring	35	
	Freedom of Association and Collective Bargaining		
HR5	Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programs to address this issue		
	Child Labor		
HR6	Description of policy excluding child labor as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programs to address this issue, including monitoring systems and results of monitoring		
	Forced and Compulsory Labor		
HR7	Description of policy to prevent forced and compulsory labor and extent to which this policy is visibly stated and applied as well as description of procedures/programs to address this issue, including monitoring systems and results of monitoring. See ILO Convention No. 29, Article 2.		
	Social Performance Indicators: Human Rights [Additional Indicators]		
	Strategy and Management		
HR8	Employee training on policies and practices concerning all aspects of human rights relevant to operations. Include type of training, number of employees trained, and average training duration		
	Disciplinary Practices		
HR9	Description of appeal practices, including, but not limited to, human rights issues	27	
HR10	Description of non-retaliation policy and effective, confidential employee grievance system (including, but not limited to, its impact on human rights)	27	

Item	Indicator	Page(s)	Remarks
	Security Practices		
HR11	Human rights training for security personnel. Include type of training, number of persons trained, and average training duration		
	Indigenous Rights		
HR12	Description of policies, guidelines, and procedures to address the needs of indigenous people		
HR13	Description of jointly managed community grievance mechanisms/authority		
HR14	Share of operating revenues from the area of operations that are redistributed to local communities		
	Social Performance Indicators: [Core Indicators]		
	Community		
SO1	Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programs to address this issue, including monitoring systems and results of monitoring	16-17, 38-41	(Equator Principles, Corporate Citizenship Activities)
	Bribery and Corruption		
SO2	Description of the policy, procedures/management systems, and compliance mechanisms for organizations and employees addressing bribery and corruption		
	Political Contributions		
SO3	Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions		
	Social Performance Indicators: [Additional Indicators]		
	Community		
SO4	Awards received relevant to social, ethical, and environmental performance		
	Political Contributions		
SO5	Amount of money paid to political parties and institutions whose prime function is to fund political parties or their candidates	-	The Group does not make such contributions
	Competition and Pricing		
SO6	Court decisions regarding cases pertaining to anti-trust and monopoly regulations	-	The Group did not have this type of court case
SO7	Description of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behavior	29	
	Social Performance Indicators: Product Responsibility [Core Indicators]		
	Customer Health and Safety		
PR1	Description of policy for preserving customer health and safety during use of products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/programs to address this issue, including monitoring systems and results of monitoring	33	
	Products and Services		
PR2	Description of policy, procedures/management systems, and compliance mechanisms related to product information and labeling		
	Respect for Privacy		
PR3	Description of policy, procedures/management systems, and compliance mechanisms for consumer privacy	33	(Privacy Policy)
	Social Performance Indicators: Product Responsibility [Additional Indicators]		
	Customer Health and Safety		
PR4	Number and type of instances of non-compliance with regulations concerning customer health and safety, including the penalties and fines assessed for these breaches	-	The Group had no violations
PR5	Number of complaints upheld by regulatory or similar official bodies to oversee or regulate the health and safety of products and services		
PR6	Voluntary code compliance, product labels or awards with respect to social and/or environmental responsibility that the reporter is qualified to use or has received	16-17	(Equator Principles)
	Products and Services		
PR7	Number and type of instances of non-compliance with regulations concerning product information and labeling, including any penalties or fines assessed for these breaches	-	The Group had no violations
PR8	Description of policy, procedures/management systems, and compliance mechanisms related to customer satisfaction, including results of surveys measuring customer satisfaction	32	(Complaint Response Management System)
	Advertising		
PR9	Description of policies, procedures/management systems, and compliance mechanisms for adherence to standards and voluntary codes related to advertising		
PR10	Number and types of breaches of advertising and marketing regulations	-	The Group had no violations
	Respect for Privacy		
PR11	Number of substantiated complaints regarding breaches of consumer privacy	-	There were no such complaints

Financial Services Sector Supplement

Item	Indicator	Page(s)	Remarks	Industry
	Social Performance Indicators: All Industry Sectors			
	CSR Management			
CSR1	CSR policy on social elements	16-17, 22-23, 32-38		
CSR2	CSR organization	24-25		
CSR3	Number of instances of CSR audits and time spent on audits			
CSR	Management of sensitive issues			
CSR	Number of violations			
CSR6	Stakeholder dialogue			
	Internal Social Performance			
INT1	Internal CSR Policy (CSR affairs in human resources policy)	22-23, 35-37		
INT2	Staff turnover and job creation			
INT3	Employee satisfaction			
INT4	Senior management remuneration	Other	(Annual Report)	
INT5	Bonuses fostering sustainable success			
INT6	Ratio of pay, including bonuses, given to female and male staff members, by rank			
INT7	Employee profile, by rank and country (including gender, race, persons with disabilities)	36		
	Performance to Society			
SOC1	Value of charitable contributions (donations, employee hours, in-kind gifts, management costs)	38		
SOC2	Value of distributions to stakeholders of economic value added	31		
	Suppliers			
SUP1	Policy and procedures to screen major supplier's social performance (hiring conditions, work conditions, health and safety conditions)			
SUP2	Supplier satisfaction (prompt payment, pricing, treatment)			
	Social Performance Indicators: By Industry Sector			Industry
RB1	Retail Banking Policy (socially relevant elements)			Retail banking
RB2	Retail Banking: Lending profile (industrial sectors, company sizes, etc.)	Other	(Disclosure Report)	Retail banking
RB3	Retail Banking: Lending with high social benefit (amount and percentage)	18-19		Retail banking
IB1	Investment banking: Investment policy (socially relevant elements)	16-17	(Equator Principles)	Investment banking
IB2	Investment banking: Customer profile: Global transaction structure			Investment banking
IB3	Investment banking: Transactions with high social benefit (amount and percentage)			Investment banking
AM1	Asset management policy (socially relevant elements)			Investment banking
AM2	Asset management: Assets under management with high social benefit (amount and percentage)			Asset management
AM3	Asset management: SRI (socially responsible investment) oriented shareholder activity			Asset management
INS1	Insurance: Underwriting policy (socially relevant elements)	-	The Group is not involved in the insurance business	Insurance
INS2	Insurance: Customer profile (Private: age, gender, ethnicity. Business: Company size, geographical split)	-	The Group is not involved in the insurance business	Insurance
INS3	Insurance: Customer complaints (number and content)	-	The Group is not involved in the insurance business	Insurance
INS4	Insurance: Insurance with high social benefit (amount and percentage)	-	The Group is not involved in the insurance business	Insurance
	Environmental Performance Indicators			
F1	Description of environmental policies used in core business line	Other	"Environmental Activities" on the web (http://www.mizuho-fg.co.jp/english/activity/environment/index.html)	All industry sectors
F2	Description of environmental risk evaluation and screening process in core business line.	16-17	(Equator Principles)	All industry sectors
F3	Identification of threshold values used in environmental risk evaluation procedures in each core business line	16-17	(Equator Principles)	All industry sectors

Item	Indicator	Page(s)	Remarks	
F4	Description of process for monitoring customer execution and compliance with environmental considerations specified in the risk evaluation process			Retail banking, commercial banking, corporate banking
F5	Description of process to enhance employee ability to deal with environmental risks and opportunities			All industry sectors
F6	Number of instances and frequency of audits including inspection of environmental risk systems and procedures related to core business line			All industry sectors
F7	Description of environmental risk/opportunity dialogue with customers, enterprises in which the organization invests, and business partners.			All industry sectors
F8	The number and percent of companies in which the reporting organization was involved with environmental problems among the investment and financing targets of a financial institution			All industry sectors
F9	Percentage of assets subject to positive environmental screening, negative environmental screening and best practices environmental screening			Asset management
F10	Description of the decision policy on environmental problems relating to stocks with which the reporting organization has voting rights and a right of decision advice			Asset management
F11	Percentage of asset managed in the form where the reporting organization has stock voting rights and a right of decision advice			Asset management
F12	Total monetary value of specified environmental products and services subdivided according to core business lines			All industry sectors
F13	Value of portfolio of core business lines in specified regions and sectors			All industry sectors

Third-Party Opinion



Professor, Hitotsubashi University
Kunio Ito

I would like to start by commending MHFG for taking the initiative of issuing this CSR Report. Every business organization has a responsibility as a member of society, and no sector is exempt. In the general perception, however, initiatives to solve environmental problems have come to be seen as a main issue of CSR, so the reality is that interest has focused on the manufacturing industry where goods are actually made. In any environmental problem, however, the connections to the financial industry are multifaceted and deep. In that sense, I hope that the publication of this report will spur interest in CSR of financial institutions.

There are, in addition, three laudable points about this report that I would like to point out.

First, MHFG, as a holding company, has shown leadership in announcing the publication of the CSR Report. Presently, more banks are operating under a holding company, but the role of the holding company is not always clear. I personally believe that the role of a holding company is to practice governance in a very broad sense, which includes assessing the business activities of its group enterprises, occasionally rearranging their business domains and providing support. In that sense, MHFG is to be commended for spurring CSR reporting from its companies. In addition, such CSR initiatives of a holding company are a very significant tool for promoting overall optimization of the group.

Second, this report carefully explains how the financial industry is changing with time. CSR is a wide-ranging concept, and more than a few people believe that CSR initiatives that contribute to the community are philanthropic activities which are necessarily separated from an enterprise's core business. However, the fact is that an enterprise is best able to contribute to society through its core business. If that were not true, there would be no value in the enterprise's existence. In that sense, I appreciate that this report provides a careful explanation of the role played by MHFG's core business of finance, as well as how that role is changing.

Third, throughout this report examples are provided that demonstrate that the role financial institutions play in terms of environmental issues is, in fact, important. As I said at the beginning, the relationship between the two is not generally understood well enough. However, that perception will certainly change after reading the section of the report entitled "Finance that Shapes the Future." That section illustrates how financial institutions can help control environmental problems and promote environmental contribution, and this discussion is accompanied by the group's "Equator Principles." It says that Mizuho Corporate Bank is the first bank in Japan to adopt those principles. This is a good example of the potential that financial institutions have.

Another noticeable fact about this report is that it mentions both the systems failure caused by the group's financial institution several years ago and a more recent sell-order error by Mizuho Securities. Typically, a business would not want to recall such embarrassing incidents, so the fact that this report addresses them both is very significant. Of course, the group should build a strong CSR system that will prevent such problems in the future.

Reading this report, one gets a good understanding of the importance of CSR of a financial institution. Even though this is MHFG's first CSR report, it is apparent that the report sets a very high standard and strives for balance and ease of understanding. Of course, readers will expect the next report to be of even higher standards. I am eager to see MHFG meet their expectations. Above all, I look forward to seeing the advancement of CSR initiatives appropriate to that level of reporting.

FAX: 81-3-5244-1055

CSR Promotion Office, Corporate Communications, Mizuho Financial Group, Inc.

Mizuho Financial Group "CSR Report 2005" Readers' Survey

Q1 What is your impression of the report overall?

■ Completeness:

☐ Complete ☐ Fairly complete ☐ Average ☐ Somewhat incomplete ☐ Incomplete

■ Understandability:

☐ Very easy to understand ☐ Fairly easy to understand ☐ Average ☐ Somewhat hard to understand ☐ Very hard to understand

■ Readability (including design, font size, graphs, etc.):

☐ Very easy to read ☐ Fairly easy to read ☐ Average ☐ Somewhat hard to read ☐ Very hard to read

Q2 Which part of the report did you find interesting (check all that apply)? Kindly describe your impression of those parts.

☐ Message from Management ☐ Special Section: What is Finance? ☐ Special Section: Mizuho—Soaring to a New Phase

☐ Special Section: Finance that Shapes the Future ☐ Mizuho's CSR ☐ Corporate Governance ☐ Executive Structure

☐ Risk Management ☐ Compliance ☐ Mizuho's Stakeholders ☐ Mizuho's Economic Performance

☐ Relationship with Customers ☐ Relationship with Shareholders ☐ Relationship with Employees

☐ Relationship with Local Communities ☐ Environmental Initiatives ☐ GRI Content Index ☐ Third-Party Opinion

Impressions:

[]

Q3 Please provide us with your opinion on Mizuho Financial Group's CSR initiatives and the reason for your opinion.

☐ Very good ☐ Good ☐ Average ☐ Somewhat poor ☐ Very poor

Reason:

[]

Q4 Please provide any opinions, impressions or suggestions regarding CSR of Mizuho Financial Group.

[]

Q5 Please check that best describes your occupation as a reader of this report.

☐ Individual customer ☐ Corporate customer ☐ Individual shareholder/investor ☐ Corporate shareholder/investor

☐ General reader ☐ Corporate environmental/CSR staff ☐ Corporate management/planning staff

☐ Academian/researcher ☐ Media ☐ Government ☐ NGO/non-profit ☐ Mizuho Financial Group employee or family

☐ Other []

Please fill in the following information (optional).

Name:	**Sex:** ☐ Male ☐ Female	**Residence (country/city/etc.):**
Age: ☐ 10 – 19 ☐ 20 – 29 ☐ 30 – 39 ☐ 40 – 49 ☐ 50 – 59 ☐ 60 +		

The Mizuho Financial Group uses readers' survey responses to improve its CSR initiatives and reporting. We will not use your personal information for any other purpose.

Thank you for your time.



About the Cover

Title: Tomorrow
Artist: Michiharu Saotome

The artwork used on the cover is one in a series of works depicting travel landscapes in Japan. Through vivid colors and a carefree touch that makes use of blurring, the painting portrays the presence and emotions of the artist when encountering the scene along with the air and color of the location.

What can be felt from this painting is a sense of expectation for a bright future that fulfills dreams. It successfully expresses the stance of Mizuho, which seeks to become a financial partner that helps customers shape their future and achieve their dreams.

Please direct opinions and inquiries regarding this report to:

CSR Promotion Office
Corporate Communications
Mizuho Financial Group, Inc.
81-3-5224-1111 (reception)
http://www.mizuho-fg.co.jp/english/
1-5-5 Otemachi, Chiyoda ward, Tokyo 100-0004



みんなで止めよう温暖化
チーム・マイナス6% www.team-6.jp

Team-6 is a national project in Japan launched to reduce greenhouse gas emissions by 6%.

Environmental Considerations in Printing

The following environmental considerations were incorporated into the printing of this report.
Direct plate-making using the computer-to-plate method was employed, which does not require film.
The ink uses soybean oil and does not contain any volatile organic compounds, as efforts were made to prevent air pollution.
Paper certified by the Forest Stewardship Council was used, which means the paper was made from forest products that came from forests properly managed in accordance with strict standards that take into account the environment, the economy and society.



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MIZUHO

Channel to Discovery

2006 SEP 15 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 10, 2006

Mizuho Financial Group,Inc.

Memorandum of Understanding with Badan Koordinasi Penanaman Modal (BKPM)

Mizuho Financial Group (Mizuho Bank & Mizuho Corporate Bank) will enter a Memorandum of Understanding (MoU) with Badan Koordinasi Penanaman Modal (BKPM) on August 9, 2006, namely Cooperation in Promoting Direct Investment and Fostering Business Partnership between Indonesian and Japanese Enterpreneurs.

1. The content of MoU :
 (1) Support and/or collaborate on investment seminars for interested Japanese investors.
 (2) Provide support to Japanese companies on prospective direct investment projects in Indonesia.
 (3) Present overview information on subjects related to projects in Indonesia.

2. Summary/Overview
 (1) BKPM is government institution for domestic and foreign investment, responsible directly to the president. They established an office in Japan, located in Shinjuku, Tokyo. They provide consultancy and perform investment applications processing, and are the most suitable information provider for foreign investor.
 (2) Mizuho considers Indonesia to have many strong attributes that make it an attractive destination for investment, and BKPM intends to strengthen the investment from Japan; under the same view, both parties came to this agreement of MoU.
 (3) Mizuho, by extensive branch network in Japan and an enormous and diverse Japanese customer, in addition to support and guidance from BKPM, intends to further promote investment from Japan to Indonesia.

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Copyright (c) 2006 Mizuho Financial Group, Inc.

For Immediate Release: July 31, 2006

Consolidated Financial Information for the First Quarter of Fiscal 2006


FASF
MEMBERSHIP

Company name: **Mizuho Financial Group, Inc. ("MHFG")**
Stock code number: 8411
Stock Exchanges: Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL: http://www.mizuho-fg.co.jp/english/
Address: 5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative: Name: Terunobu Maeda
Title: President & CEO
For inquiry: Name: Mamoru Kishida
Title: General Manager, Accounting Department
Phone: 03-5224-2030

1. Basis for Quarterly Financial Information Preparation

(1) Adoption of Simplified Accounting Methods: (Yes)/ No

The consolidated balance sheet, the consolidated income statement, and the consolidated statement of changes in net assets for the first quarter (excluding the notes other than for the segment information. Hereinafter referred to as "Quarterly consolidated financial statements.") were prepared in conformity with the "Policy for Preparation of Quarterly Consolidated Financial Statements" which MHFG established pursuant to the provisions of the "Standards for Preparation of the Interim Consolidated Financial Statements, etc.", and the simplified accounting methods set out below to the extent that they do not materially mislead interested parties such as investors.

○ **Accounting for Reserves for Possible Losses on Loans**

(Self-assessment of Assets)

All loans are assessed by business promotion divisions in accordance with the internally established "Self-assessment Standard".

(Estimated rate of loss)

The amount of Reserves for Possible Losses on Loans is calculated by multiplying (a) the balance of loans to normal obligors, watch obligors, and intensive control obligors as of June 30, 2006, which was determined based on the above self-assessment, less the loans whose reserves were individually assessed and provided with (b) the estimated rate of loss of each obligor classification used in the Financial Statements of Fiscal 2005.

(2) Changes of Accounting Methods since the Most Recent Fiscal Year: (Yes)/ No

There have been changes of accounting methods as a result of amendments etc. to accounting standards in accordance with the implementation of the Company Law. Please refer to page 1-8.

(3) Changes in Scope of Consolidation and Application of the Equity Method since the Most Recent Fiscal Year

(Consolidation) Newly consolidated: 2, Excluded: 1 (Equity Method) Newly applied: -, Excluded: 2

(4) Independent Accountant's Review : (Yes)/ No

The quarterly consolidated financial statements have been reviewed by MHFG's independent accountant, Ernst & Young ShinNihon, which have been prepared in accordance with the "Policy for Preparation of Quarterly Consolidated Financial Statements" set out in 1. (1) above.

2. Financial Highlights for the First Quarter of Fiscal 2006 (from April 1, 2006 to June 30, 2006)

(1) Consolidated Operating Results

Amounts less than one million yen are rounded down.

	Ordinary Income		Ordinary Profits		Net Income	
	¥ million	%	¥ million	%	¥ million	%
1Q F2006	858,158	13.7	251,363	7.8	230,838	33.2
1Q F2005	754,989	8.1	233,222	65.1	173,313	15.3
(Reference) Fiscal 2005	3,557,549		921,069		649,903	

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2006	19,886 .40	18,277 .01
1Q F2005	15,979 .83	12,130 .28
(Reference) Fiscal 2005	55,157 .15	46,234 .51

Notes: 1.Equity in Income from Investments in Affiliates :

1Q F2006 ¥2,479 million, 1Q F2005 ¥2,358 million, (Reference) Fiscal 2005 ¥9,161 million

2. Average outstanding shares of common stock during the period (consolidated basis) :

1Q F2006 11,607,883 shares, 1Q F2005 10,845,737 shares, (Reference) Fiscal 2005 11,172,246 shares

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Shareholders' Equity Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1Q F2006	146,713,320	5,830,287	3.1	250,812.83
1Q F2005	143,799,300	3,964,250	2.8	139,910.41
(Reference) Fiscal 2005	149,612,794	4,804,993	3.2	274,906.95

Notes: 1. Please refer to page 2-9 for Consolidated Capital Adequacy Ratio (BIS Capital Ratio)

2. Outstanding shares of common stock at the end of the period (consolidated basis) :
 As of June 30, 2006 11,607,819 shares, As of June 30, 2005 10,845,661 shares,
 (Reference) As of March 31, 2006 11,607,970 shares

3. Figures for 1Q F2006 were based on the "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and others.
 Figures for 1Q F2005 and for Fiscal 2005 were based on the previously applied accounting standards.

(Reference)
Earnings Estimates for Fiscal 2006 (for the fiscal year ending March 31, 2007)

There is no revision of the earnings estimates for Fiscal 2006 announced on May 22, 2006.
The figures are as follows :

	Ordinary Income	Ordinary Profits	Net Income
	¥ million	¥ million	¥ million
First Half of Fiscal 2006	1,900,000	500,000	340,000
Fiscal 2006	3,800,000	1,120,000	720,000

*The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Formulae for indices - Financial Highlights for the First Quarter of Fiscal 2006

Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount not attributable to common shareholders (*1)}}{\text{Average outstanding shares of common stock (during the period) (*2)}}$$

Diluted Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount not attributable to common shareholders (*1) + Adjustments}}{\text{Average outstanding shares of common stock (during the period) (*2) + Increasing shares of common stock for dilutive securities (*3)}}$$

Shareholders' Equity Ratio

$$\frac{\text{Total Net Assets (period-end) - Minority Interests (period-end)}}{\text{Total Assets (period-end)}} \times 100$$

Total Net Assets per Share of Common Stock

$$\frac{\text{Total Net Assets (period-end) - Deduction (*4)}}{\text{Outstanding shares of common stock (period-end) (*2)}}$$

*1 Cash dividends on preferred stock and others.
*2 Treasury stock is excluded from outstanding shares of stock.
*3 Calculated under the assumption that dilutive options regarding dilutive securities were exercised at the beginning of the fiscal year in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on the market price at the beginning of the fiscal year.
*4 Issued amount of preferred stock, cash dividends on preferred stock and others.

CONSOLIDATED OPERATING RESULTS and FINANCIAL CONDITIONS

1. Operating Results

Consolidated Gross Profits for the first quarter (from April 1, 2006 to June 30, 2006) increased by ¥0.6 billion to ¥476.0 billion in comparison with the corresponding period of fiscal 2005. There was a halt to the decline in Net Interest Income. In addition, a steady increase in Net Fee and Commission Income in each sector of the Customer Groups offset the decrease in market-related income.

Profits from group companies, particularly from the 2 securities companies (Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd.), steadily increased.

General and Administrative Expenses decreased by ¥6.9 billion to ¥262.0 billion. While the outlay relating to "Strategic Expenses" continued from the previous fiscal year in order to implement measures for enhancing future top-line growth, this was offset by the decrease in Personnel Expenses and the reduction in IT-related and other expenses.

There was continuing steady improvement in asset quality. For Credit-related Costs on a consolidated basis, once again we recorded a gain on reversal of Credit-related Costs of ¥15.1 billion.

Net Gains related to Stocks increased by ¥5.5 billion to ¥41.7 billion.

Equity in Income from Investments in Affiliates increased by ¥0.1 billion to ¥2.4 billion.

After reflecting the above, Ordinary Profits increased by ¥18.1 billion to ¥251.3 billion.

Net Extraordinary Gains decreased by ¥3.2 billion to ¥22.6 billion. Gains on Disposition of Fixed Assets for branch premises to be closed were offset by a decrease in Reversal of Reserves for Possible Losses on Loans, etc.

Income Taxes decreased by ¥43.3 billion to ¥24.8 billion and Minority Interests increased by ¥0.7 billion to ¥18.3 billion.

As a result of the above, Net Income for the first quarter increased by ¥57.5 billion to ¥230.8 billion.

2. Financial Conditions

Total Assets as of June 30, 2006 were ¥146,713.3 billion. Net Assets were ¥5,830.2 billion.

Looking at the major accounts and their balances, Securities decreased by ¥1,054.5 billion to ¥36,947.9 billion, and Loans and Bills Discounted increased by ¥2,977.4 billion to ¥63,304.9 billion for asset accounts. Deposits increased by ¥3,841.1 billion to ¥72,108.4 billion and Negotiable Certificates of Deposit increased by ¥2,120.1 billion to ¥9,695.0 billion for liability accounts.

The Consolidated Capital Adequacy Ratio (BIS Capital Ratio) as of June 30, 2006 was 11.51%.

1. CONSOLIDATED BALANCE SHEETS

Millions of yen

	At June 30, 2006	At June 30, 2005	Change	(Reference) At March 31, 2006
Assets				
Cash and Due from Banks	¥ **3,739,191**	¥ 6,520,337	¥ (2,781,146)	¥ 5,016,216
Call Loans and Bills Purchased	**784,354**	453,922	330,432	938,435
Receivables under Resale Agreements	**8,025,213**	6,493,951	1,531,262	5,976,043
Guarantee Deposits Paid under Securities Borrowing Transactions	**7,902,313**	7,071,292	831,021	8,643,570
Other Debt Purchased	**2,502,057**	1,130,901	1,371,156	2,476,132
Trading Assets	**10,383,861**	12,025,839	(1,641,977)	10,007,149
Money Held in Trust	**43,190**	31,442	11,748	49,898
Securities	**36,947,981**	38,002,577	(1,054,595)	37,702,957
Loans and Bills Discounted	**63,304,958**	60,327,485	2,977,473	65,408,672
Foreign Exchange Assets	**807,033**	733,060	73,972	809,205
Other Assets	**5,711,482**	5,951,967	(240,484)	6,463,242
Tangible Fixed Assets	**809,102**	—	809,102	—
Intangible Fixed Assets	**232,385**	—	232,385	—
Premises and Equipment	—	1,011,791	(1,011,791)	955,888
Deferred Debenture Charges	**287**	285	2	267
Deferred Tax Assets	**628,042**	998,031	(369,988)	423,572
Customers' Liabilities for Acceptances and Guarantees	**5,692,763**	4,129,081	1,563,681	5,556,929
Reserves for Possible Losses on Loans	**(799,331)**	(1,076,887)	277,555	(814,178)
Reserve for Possible Losses on Investments	**(1,570)**	(5,779)	4,209	(1,208)
Total Assets	¥ **146,713,320**	¥ 143,799,300	¥ 2,914,020	¥ 149,612,794
Liabilities				
Deposits	¥ **72,108,491**	¥ 68,267,343	¥ 3,841,148	¥ 73,007,994
Negotiable Certificates of Deposit	**9,695,006**	7,574,837	2,120,169	9,359,131
Debentures	**6,048,621**	7,517,925	(1,469,304)	6,606,305
Call Money and Bills Sold	**8,124,623**	9,894,008	(1,769,385)	9,466,054
Payables under Repurchase Agreements	**10,455,268**	11,129,705	(674,437)	10,079,585
Guarantee Deposits Received under Securities Lending Transactions	**6,058,715**	7,811,817	(1,753,101)	7,301,540
Commercial Paper	**30,000**	269,600	(239,600)	50,000
Trading Liabilities	**8,647,403**	8,544,776	102,626	7,880,634
Borrowed Money	**2,807,034**	2,566,789	240,245	2,768,811
Foreign Exchange Liabilities	**275,497**	387,962	(112,464)	389,638
Short-term Bonds	**809,000**	1,111,500	(302,500)	1,385,100
Bonds and Notes	**2,527,185**	2,257,134	270,050	2,488,498
Due to Trust Accounts	**1,278,372**	1,397,678	(119,305)	1,354,889
Other Liabilities	**6,081,958**	5,618,567	463,391	5,382,931
Reserve for Bonus Payments	**8,731**	6,842	1,889	35,374
Reserve for Employee Retirement Benefits	**38,910**	38,189	721	38,616
Reserve for Contingencies	**44,851**	8,104	36,747	45,567
Reserves under Special Laws	**2,465**	1,948	517	2,352
Deferred Tax Liabilities	**28,168**	29,736	(1,568)	127,847
Deferred Tax Liabilities for Revaluation Reserve for Land	**119,962**	133,692	(13,730)	120,873
Acceptances and Guarantees	**5,692,763**	4,129,081	1,563,681	5,556,929
Total Liabilities	**140,883,033**	138,697,241	2,185,791	143,448,677
Net Assets				
Common Stock and Preferred Stock	**1,540,965**	—	1,540,965	—
Capital Surplus	**411,167**	—	411,167	—
Retained Earnings	**1,650,429**	—	1,650,429	—
Treasury Stock	**(46,964)**	—	(46,964)	—
Total Shareholders' Equity	**3,555,597**	—	3,555,597	—
Net Unrealized Gains on Other Securities, net of Taxes	**989,025**	—	989,025	—
Net Deferred Hedge Losses, net of Taxes	**(175,014)**	—	(175,014)	—
Revaluation Reserve for Land, net of Taxes	**169,050**	—	169,050	—
Foreign Currency Translation Adjustments	**(46,839)**	—	(46,839)	—
Total Valuation and Translation Adjustments	**936,222**	—	936,222	—
Minority Interests	**1,338,466**	—	1,338,466	—
Total Net Assets	**5,830,287**	—	5,830,287	—
Total Liabilities and Total Net Assets	¥ **146,713,320**	¥ —	¥ 146,713,320	¥ —
Minority Interests				
Minority Interests	—	1,137,807	(1,137,807)	1,359,122
Shareholders' Equity				
Common Stock and Preferred Stock	—	1,540,965	(1,540,965)	1,540,965
Capital Surplus	—	1,022,574	(1,022,574)	411,160
Retained Earnings	—	1,149,314	(1,149,314)	1,498,143
Revaluation Reserve for Land, net of Taxes	—	195,590	(195,590)	170,384
Net Unrealized Gains on Other Securities, net of Taxes	—	500,547	(500,547)	1,279,216
Foreign Currency Translation Adjustments	—	(50,102)	50,102	(48,062)
Treasury Stock	—	(394,638)	394,638	(46,814)
Total Shareholders' Equity	—	3,964,250	(3,964,250)	4,804,993
Total Liabilities, Minority Interests and Total Shareholders' Equity	¥ —	¥ 143,799,300	¥ (143,799,300)	¥ 149,612,794

Note : Amounts less than one million yen are rounded down.

2. CONSOLIDATED INCOME STATEMENTS

Millions of yen

	For the three months ended June 30, 2006	For the three months ended June 30, 2005	Change	(Reference) For the fiscal year ended March 31, 2006
Ordinary Income	¥ **858,158**	¥ 754,989	¥ 103,169	¥ 3,557,549
Interest Income	**527,964**	424,525	103,438	1,935,048
Interest on Loans and Bills Discounted	***286,092***	*256,200*	*29,892*	*1,071,892*
Interest and Dividends on Securities	***113,078***	*80,450*	*32,627*	*456,749*
Fiduciary Income	**14,494**	15,367	(872)	78,843
Fee and Commission Income	**141,586**	128,039	13,546	650,549
Trading Income	**49,884**	30,837	19,047	211,029
Other Operating Income	**72,482**	104,406	(31,923)	354,481
Other Income	**51,745**	51,813	(67)	327,595
Ordinary Expenses	**606,794**	521,766	85,028	2,636,480
Interest Expenses	**272,057**	169,634	102,422	872,403
Interest on Deposits	***91,393***	*44,991*	*46,402*	*249,176*
Interest on Debentures	***9,665***	*13,768*	*(4,103)*	*48,208*
Fee and Commission Expenses	**25,380**	23,798	1,581	94,614
Trading Expenses	**852**	—	852	6,088
Other Operating Expenses	**32,093**	34,353	(2,259)	254,408
General and Administrative Expenses	**262,036**	269,024	(6,988)	1,095,243
Other Expenses	**14,373**	24,955	(10,581)	313,722
Ordinary Profits	**251,363**	233,222	18,141	921,069
Extraordinary Gains	**23,556**	30,895	(7,339)	174,616
Extraordinary Losses	**909**	5,028	(4,118)	115,543
Income before Income Taxes and Minority Interests	**274,011**	259,090	14,920	980,142
Income Taxes:				
Current	**6,883**	8,791	(1,908)	64,038
Deferred	**17,979**	59,399	(41,420)	185,035
Minority Interests in Net Income	**18,309**	17,585	723	81,164
Net Income	¥ **230,838**	¥ 173,313	¥ 57,525	¥ 649,903

Note : Amounts less than one million yen are rounded down.

3. CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the three months ended June 30, 2006

Millions of yen

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at March 31, 2006	**¥ 1,540,965**	**¥ 411,160**	**¥ 1,498,143**	**¥ (46,814)**	**¥ 3,403,455**	**¥ 1,279,216**	**¥ —**	**¥ 170,384**	**¥ (48,062)**	**¥ 1,401,538**	**¥ 1,359,122**	**¥ 6,164,116**
Changes during the period												
Cash Dividends	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members' Bonuses	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	230,838	—	230,838	—	—	—	—	—	—	230,838
Repurchase of Treasury Stock	—	—	—	(158)	(158)	—	—	—	—	—	—	(158)
Disposition of Treasury Stock	—	6	—	7	14	—	—	—	—	—	—	14
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	1,333	—	1,333	—	—	—	—	—	—	1,333
Net Changes in Items other than Shareholders' Equity	—	—	—	—	—	(290,190)	(175,014)	(1,333)	1,222	(465,316)	(20,656)	(485,972)
Total Changes during the period	**—**	**6**	**152,286**	**(150)**	**152,142**	**(290,190)**	**(175,014)**	**(1,333)**	**1,222**	**(465,316)**	**(20,656)**	**(333,829)**
Balance at June 30, 2006	**¥ 1,540,965**	**¥ 411,167**	**¥ 1,650,429**	**¥ (46,964)**	**¥ 3,555,597**	**¥ 989,025**	**¥ (175,014)**	**¥ 169,050**	**¥ (46,839)**	**¥ 936,222**	**¥ 1,338,466**	**¥ 5,830,287**

Note : Amounts less than one million yen are rounded down.

4. Segment Information

<Segment Information by Type of Business>

For the three months ended June 30, 2006

Millions of yen

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	681,570	138,756	37,831	858,158	—	858,158
(2) Inter-segment Ordinary Income	12,427	12,957	23,210	48,595	(48,595)	—
Total	693,997	151,713	61,042	906,754	(48,595)	858,158
Ordinary Expenses	466,914	127,811	53,018	647,744	(40,949)	606,794
Ordinary Profits	227,083	23,902	8,024	259,009	(7,645)	251,363

For the three months ended June 30, 2005

Millions of yen

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	601,284	105,138	48,565	754,989	-	754,989
(2) Inter-segment Ordinary Income	9,230	7,003	20,036	36,270	(36,270)	-
Total	610,515	112,142	68,601	791,259	(36,270)	754,989
Ordinary Expenses	411,132	90,232	50,483	551,848	(30,082)	521,766
Ordinary Profits	199,382	21,909	18,118	239,411	(6,188)	233,222

(Reference) For the fiscal year ended March 31, 2006

Millions of yen

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	2,813,124	558,830	185,594	3,557,549	-	3,557,549
(2) Inter-segment Ordinary Income	24,379	48,741	115,480	188,600	(188,600)	-
Total	2,837,503	607,572	301,075	3,746,150	(188,600)	3,557,549
Ordinary Expenses	2,121,573	438,404	258,502	2,818,479	(181,999)	2,636,480
Ordinary Profits	715,930	169,167	42,572	927,670	(6,601)	921,069

Notes: 1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.
2. Major components of type of business are as follows:
(1) Banking Business: banking and trust banking business
(2) Securities Business: securities business
(3) Other: investment advisory business and other

(Changes of accounting methods since the most recent fiscal year)

1. As a result of amendments to the attached form of the "Banking Law Enforcement Regulations" (Ministry of Finance Ordinance No. 10, 1982) to apply effective from the fiscal year beginning April 1, 2006, presentation of the account items below has been changed beginning the first quarter of fiscal 2006.
 (1) "Premises and Equipment" is classified under "Tangible Fixed Assets", "Intangible Fixed Assets" or "Other Assets."
 (2) Software, which was included in "Other Assets", is included in "Intangible Fixed Assets."

2. "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Statement No. 5, December 9, 2005) and the "Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guideline No. 8, December 9, 2005) are to apply effective from the interim period ending on and after the date the Company Law takes effect. Therefore effective from the first quarter of fiscal 2006, former "Total Shareholders' Equity" and other items are presented as "Net Assets" in accordance with the above standard and guideline.
 The amount corresponding to "Total Shareholders' Equity" as of the end of the first quarter of fiscal 2006 is ¥4,666,834 million.

3. The "Accounting Standard for Statement of Changes in Net Assets" (ASBJ Statement No. 6, December 27, 2005) and the "Guideline on Accounting Standard for Statement of Changes in Net Assets" (ASBJ Guideline No. 9, December 27, 2005) are to apply effective from the interim period ending on and after the date the Company Law takes effect. Therefore effective from the first quarter of fiscal 2006, the "consolidated statement of changes in net assets" is prepared in accordance with the above standard and guideline.
 The above resulted in the abolition, commencing the first quarter of fiscal 2006, of the consolidated statement of capital surplus and retained earnings which had been prepared each fiscal year up to and including the previous fiscal year.

(Subsequent events)

1. MHFG repurchased and cancelled Fourth Series Class Ⅳ Preferred Stock and Sixth Series Class Ⅵ Preferred Stock on July 4, 2006.
 The repurchases were executed within the stock repurchase limit approved at the ordinary general meeting of shareholders on June 27, 2006, pursuant to Article 156-1 of the Company Law and our articles of incorporation. The details were as follows:
 ① Aggregate number of shares repurchased
 Fourth Series Class Ⅳ Preferred Stock 150,000 shares
 Sixth Series Class Ⅵ Preferred Stock 150,000 shares
 ② Repurchase price per share
 Fourth Series Class Ⅳ Preferred Stock ¥2,012,389
 Sixth Series Class Ⅵ Preferred Stock ¥2,010,930
 ③ Total amount of repurchase
 Fourth Series Class Ⅳ Preferred Stock ¥301,858,350,000
 Sixth Series Class Ⅵ Preferred Stock ¥301,639,500,000
 ④ Aggregate number of shares cancelled
 Same as aggregate number of shares repurchased (above ①)
 (Cancellation pursuant to Article 178 of the Company Law)
 ⑤ Date of repurchase and cancellation July 4, 2006
 ⑥ The total decrease in Capital Surplus and Retained Earnings resulting from cancellation of treasury stock amounted to ¥603,497 million.

2. MHFG resolved in the Board of Directors on June 30, 2006, to repurchase and cancel a portion of treasury stock currently held by our subsidiary, Mizuho Financial Strategy Co., Ltd., and executed on July 7, 2006. The details were as follows:
 ① Aggregate number of shares repurchased
 Common stock of MHFG 131,800 shares
 ② Repurchase price per share ¥986,000
 ③ Total amount of repurchase ¥129,954,800,000
 ④ Aggregate number of shares cancelled
 Same as aggregate number of shares repurchased (above ①)
 (Cancellation pursuant to Article 178 of the Company Law)
 ⑤ Date of repurchase and cancellation July 7, 2006
 ⑥ The total decrease in Capital Surplus and Retained Earnings resulting from cancellation of treasury stock amounted to ¥15,266 million. Treasury Stock decreased in the same amount and as a result there was no change in Net Assets.

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2006



Mizuho Financial Group, Inc.

CONTENTS

Notes :
"CON" : Consolidated figures of Mizuho Financial Group, Inc.("MHFG")
"NON(B)" : Non-consolidated figures of Mizuho Bank, Ltd. ("MHBK"), Mizuho Corporate Bank, Ltd. ("MHCB") and Mizuho Trust & Banking Co., Ltd. ("MHTB").
"NON(B&R)" : Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.
**MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively,as of October 1, 2005.*

●SUMMARY RESULTS FOR THE FIRST QUARTER OF FISCAL 2006

●FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2006

	See above Notes		Pages
1. Income Analysis	CON	NON (B&R)	2- 1
2. Unrealized Gains/Losses on Securities	CON	NON (B&R)	2- 3
3. Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting	NON (B)		2- 5
4. Disclosure of Categories under the Financial Reconstruction Law ("FRL")	CON	NON (B&R)	2- 6
5. Overview of Domestic Deposits	NON (B)		2- 8
6. Status of Deposits and Loans	NON (B)	NON (B&R)	2- 8
7. Capital Adequacy Ratio	CON		2- 9

This announcement contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Summary Results for the First Quarter of Fiscal 2006

Mizuho Financial Group has been implementing various measures based on the "Channel to Discovery" Plan. We completed the repayment of all public funds in July 2006. Hereafter, we aim to list on the NYSE (New York Stock Exchange) within this fiscal year and to further enhance the Group's comprehensive profitability centering on income from Customer Groups.
The summary results for the First Quarter of Fiscal 2006 reflecting these efforts are as follows.

I. Summary of Income Analysis

➢ Consolidated Net Business Profits (Apr. 1-Jun. 30, 2006)

- Consolidated Gross Profits increased by JPY 0.6 billion compared with the same period of the previous fiscal year. There was a halt to the decline in Net Interest Income. In addition, the steady increase in fee income from each business segment of Customer Groups offset the decline in market-related income. (e.g. Net Gains related to Bonds on a 3 Banks basis decreased by JPY 26.1 billion compared with the same period of the previous fiscal year.)

- At the same time, due to the increase in G&A expenses by incurring "Strategic Expenses," Consolidated Net Business Profits amounted to JPY 205.4 billion. (a decrease of JPY 5.6 billion compared with the same period of the previous fiscal year)

- The difference in Net Business Profits on a Consolidated basis and on a 3 Banks basis increased by JPY 21.7 billion* compared with the same period of the previous fiscal year. This increase was attributed to the steady increase in profits from our group companies, centering on our two securities companies (Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd.) and the effect of the decrease in dividends received by our group banks from their subsidiary companies.
 [* The figure excludes impact of dividends from the financial subsidiaries for corporate revitalization in the First Quarter of Fiscal 2005.]

(Consolidated)

(JPY Bn)	1Q of FY2006 (Apr. 1-Jun. 30, 2006)	
		Change from 1Q of FY2005
Consolidated Gross Profits	476.0	0.6
Consolidated Net Business Profits *1	205.4	-5.6
Credit-related Costs	15.1	-12.6
Net Gains related to Stocks *2	41.7	5.5
Ordinary Profits	251.3	18.1
Net Income	230.8	57.5

*1: Consolidated Gross Profits - General and Administrative Expenses (excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments
*2: Gains of JPY 13.7 billion on sale of stocks associated with credit and alternative investments, which we made as part of our efforts to diversify sources of our market-related income, were recorded as Net Gains related to Stocks. Figure of 1Q of FY2005 included gains of JPY 12.1 billion on sales of common stock of our subsidiary.

(Reference) 3 Banks

(JPY Bn)	1Q of FY2006 (Apr. 1-Jun. 30, 2006)	
		Change from 1Q of FY2005
Gross Profits *	387.0	-17.5
G&A Expenses (excluding Non-recurring Losses)	-208.1	-9.4
Net Business Profits *	178.8	-27.3
Credit-related Costs	15.1	-14.8
Net Gains related to Stocks	37.1	18.2
Ordinary Profits *	209.1	18.6
Net Income *	222.9	54.9

* Figures of 1Q of FY2005 excluded JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization.

➢ Consolidated Net Income (Apr. 1-Jun. 30, 2006)

- Consolidated Net Income amounted to JPY 230.8 billion, mainly due to the favorable performance in income from Customer Groups mentioned above, as well as Reversal of Reserves for Possible Losses on Loans and our recording of Net Gains related to Stocks. In comparison with our Earnings Estimates for the first half of this fiscal year (JPY 340 billion), Consolidated Net Income for this first quarter made good progress and already reached 67.8%.

- In light of the aforementioned good profit performance, our Earnings per Share (EPS) and Return on Equity (ROE) were steadily improved compared with the same period of the previous fiscal year, and sustained at high levels.

(Consolidated)

	1Q of FY2006 (Apr. 1-Jun. 30, 2006)	
		Change from 1Q of FY2005
EPS *1 (JPY)	18,277	6,146
ROE *2	19.9%	2.2%

1: Fully diluted EPS: Diluted Net Income for the 1Q Earnings per Share of Common Stock
[* Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year.]
*2: Return on Equity = Annualized Net Income**/ [{(Total Shareholders' Equity + Total Valuation and Translation Adjustments) <beginning>*** + (Total Shareholders' Equity + Total Valuation and Translation Adjustments) <period-end>***} /2]X 100
[** Net Income for the 1Q of FY2006 (Apr. 1 - Jun. 30, 2006) X 365 / 91]
[*** Figures other than for June 30, 2006 calculated using former "Total Shareholders' Equity" data]

II. Steady Enhancement of the Group's Comprehensive Profitability

➢ Net Interest Income

- Net Interest Income on a consolidated basis turned around and increased compared with the same period of the previous fiscal year, due to the slow-down in the decrease in loan interest income and the increase in dividends received on securities of our customers against the backdrop of a recovery in corporate performance.
- Our loan balance increased compared with the end of June 2005. This was mainly due to the increase in loans to middle-sized corporations in the SME and middle market corporation segment, housing loans, and loans to individuals in alliance with Orient Corporation, all of which are areas that we placed significant focus on, in addition to the increase in our overseas loans.



Net interest Income
(Consolidated Net Interest Income: JPY Bn)
(Loan Balance: JPY Tn)
Consolidated Net Interest Income
Loan Balance (period-end) *
* Loan Balance: 3 Banks, excluding Trust Acount and loans to Mizuho Financial Group, Inc. (JPY 1.6 Tn as of June 30, 2006)
300
280
260
240
220
200
0
70
65
60
55
50
0
62.8
59.9
62.7
274.9
254.8
255.9
Apr.-Jun. 2004
Apr.-Jun. 2005
Apr.-Jun. 2006

➢ Non-Interest Income

- Net Fee and Commission Income continued to steadily increase. On a 3 Banks basis, it increased by JPY 12.6 billion, or 18.8%, compared with the same period of the previous fiscal year.
- In our business with corporations, income from settlement and foreign exchange as well as overseas businesses showed solid growth. So did trust and asset management businesses of Mizuho Trust & Banking.
- In our business with individual customers, fee income related to investment trusts and individual annuities steadily increased as a result of our efforts to enhance consulting functions.



Net Fee and Commission Income
(JPY Bn)
150
100
50
0
Consolidated
3 Banks
90.9
+13.2
104.2
+11.9
116.2
+6.3
+12.6
60.3
66.7
79.3
Apr.-Jun. 2004
Apr.-Jun. 2005
Apr.-Jun. 2006

➢ G&A Expenses

- "Base Expenses" decreased by JPY 5.4 billion compared with the same period of the previous fiscal year, due to the decrease in Personnel Expenses and the reduction in IT-related and other expenses.
- "Strategic Expenses" of JPY 17.0 billion, on the other hand, were incurred in order to implement measures for enhancing future top-line growth. As a result, total G&A Expenses on a 3 Banks basis increased by JPY 9.4 billion compared with the same period of the previous fiscal year.



G&A Expenses
(JPY Bn)
(3 Banks)
Strategic Expenses
Base Expenses
220
210
200
190
180
170
0
-13.1
2.2
+9.4
-5.4
17.0
209.6
196.5
191.1
208.1
Apr.-Jun. 2004
Apr.-Jun. 2005
Apr.-Jun. 2006

III. Disciplined Capital Management

We completed the repayment of all public funds in July 2006. We will continuously implement disciplined capital management in order to further improve the quality of our capital and enhance our capital base supporting our top-line growth strategies.

➢ Full Repayment of Public Funds

- In July 2006, we repurchased and cancelled the remaining JPY 600 billion (on an issued-price basis) of preferred shares of public funds, and completed the repayment of all public funds.
 We were provided public funds totaling JPY 2,949 billion in March 1998 and March 1999. With the support of public funds for a period of more than eight years, we were able to focus on our business revitalization.
 We sincerely appreciate your understanding and continued support.

➢ Repurchase and Cancellation of Own Stock (Common Stock)

- Also, in July 2006, we repurchased and cancelled 131,800 shares of our common stock held by our subsidiary, Mizuho Financial Strategy Co.,Ltd. (treasury stock: JPY 129.9 billion)
 With regard to the remaining treasury stock (261,040 shares) held by Mizuho Financial Strategy Co., Ltd., we intend to repurchase and cancel such shares after Fiscal 2006, taking into consideration our financial condition and other factors.

IV. Others (Financial Soundness)

Our financial soundness remained at a high level. Our Consolidated BIS Capital Ratio was at a sufficient level of 11.51% at the end of June 2006.

(JPY Bn)	June 30, 2006	Change from March 31, 2006
BIS Capital Ratio (Consolidated)	11.51%	-0.11%
Tier1 Capital Ratio	6.24%	0.35%
Net Deferred Tax Assets (DTAs) (Consolidated) *1	599.8	304.1
Net DTAs / Tier1 Ratio	12.5%	6.0%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,034.0	-18.7
NPL Ratio	1.42%	0.00%
Unrealized Gains on Other Securities (Consolidated) *2	1,698.7	-502.6

*1: Effective from the 1Q of FY2006, tax effect accounting applied to deferred hedge gains/losses

*2: The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

Definition

3 Banks: Aggregated figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.
Figures before the First Quarter of Fiscal 2006 are the aggregated figures for the 3 Banks as identified above and their financial subsidiaries for corporate revitalization. (On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank.)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2006

1. Income Analysis

CONSOLIDATED

(Billions of yen)

		First Quarter of Fiscal 2006 (A)	Change (A) - (B)	First Quarter of Fiscal 2005 (B)	(Reference) Fiscal 2005
Consolidated Gross Profits	1	476.0	0.6	475.3	2,002.4
Net Interest Income	2	255.9	1.0	254.8	1,062.6
Fiduciary Income	3	14.4	(0.8)	15.3	78.8
Credit Costs for Trust Accounts	4	-	*0.3*	*(0.3)*	*(1.4)*
Net Fee and Commission Income	5	116.2	11.9	104.2	555.9
Net Trading Income	6	49.0	18.1	30.8	204.9
Net Other Operating Income	7	40.3	(29.6)	70.0	100.0
General and Administrative Expenses	8	(262.0)	6.9	(269.0)	(1,095.2)
Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans)	9	(0.0)	0.8	(0.9)	(84.7)
Net Gains related to Stocks *	10	41.7	5.5	36.1	231.5
Equity in Income from Investments in Affiliates	11	2.4	0.1	2.3	9.1
Other	12	(6.7)	3.9	(10.6)	(142.1)
Ordinary Profits	13	251.3	18.1	233.2	921.0
Net Extraordinary Gains	14	22.6	(3.2)	25.8	59.0
Reversal of Reserves for Possible Losses on Loans, etc.	15	*15.2*	*(13.8)*	*29.0*	*139.3*
Reversal of Reserve for Possible Losses on Investments	16	-	-	-	*3.2*
Income before Income Taxes and Minority Interests	17	274.0	14.9	259.0	980.1
Income Taxes	18	(24.8)	43.3	(68.1)	(249.0)
Minority Interests in Net Income	19	(18.3)	(0.7)	(17.5)	(81.1)
Net Income	20	230.8	57.5	173.3	649.9

*Net Gains related to Stocks include Gains on Disposition of Investment in Subsidiary of¥12.1 billion and ¥42.4 billion for the First Quarter of Fiscal 2005 and for Fiscal 2005.

Credit-related Costs (including Credit Costs for Trust Accounts)	21	15.1	(12.6)	27.7	53.2

* Credit-related Costs [21] = Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans) [9]+Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]

(Reference)

Consolidated Net Business Profits	22	205.4	(5.6)	211.0	922.5

* Consolidated Net Business Profits[22] = Consolidated Gross Profits[1] + General and Administrative Expenses (excluding non-recurring losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

Number of Consolidated Subsidiaries	23	131	13	118	130
Number of Subsidiaries and Affiliates under the Equity Method	24	17	(2)	19	19

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

(Billions of yen)

		First Quarter of Fiscal 2006						(Reference)
		MHBK	MHCB	MHTB	Aggregated Figures (A)	Change (A) - (B)	First Quarter of Fiscal 2005 (B)	Fiscal 2005
Gross Profits	1	225.7	126.4	34.7	387.0	(137.5)	524.5	1,698.8
Net Interest Income *1	2	148.7	73.6	12.0	234.3	(138.5)	372.8	1,112.0
Fiduciary Income	3	-	-	14.1	14.1	(1.0)	15.2	77.9
Credit Costs for Trust Accounts	4	-	-	-	-	*0.3*	*(0.3)*	*(1.4)*
Net Fee and Commission Income	5	41.6	30.1	7.5	79.3	12.6	66.7	378.4
Net Trading Income	6	17.6	(0.7)	0.1	17.0	13.6	3.3	33.4
Net Other Operating Income	7	17.7	23.4	0.8	42.0	(24.2)	66.3	96.9
General and Administrative Expenses (excluding Non-recurring Losses)	8	(124.7)	(61.2)	(22.1)	(208.1)	(9.4)	(198.7)	(810.9)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) *2	9	100.9	65.2	12.5	178.8	(147.3)	326.2	889.2
Provision for General Reserve for Possible Losses on Loans	10	-	-	(5.9)	(5.9)	(5.9)	-	0.2
Net Business Profits	11	100.9	65.2	6.5	172.8	(153.0)	325.8	888.1
Net Gains (Losses) related to Bonds	12	*(8.8)*	*8.1*	*0.8*	*0.0*	*(26.1)*	*26.2*	*(104.1)*
Net Non-recurring Gains (Losses)	13	4.7	31.4	0.1	36.3	51.6	(15.3)	(98.7)
Net Gains (Losses) related to Stocks	14	3.5	33.5	(0.0)	37.1	18.2	18.9	199.7
Expenses related to Portfolio Problems	15	(1.2)	(0.3)	1.1	(0.4)	5.4	(5.8)	(115.4)
Other	16	2.3	(1.7)	(1.0)	(0.3)	27.9	(28.3)	(182.9)
Ordinary Profits	17	105.6	96.6	6.7	209.1	(101.3)	310.5	789.4
Net Extraordinary Gains	18	15.9	13.0	0.1	29.1	(3.8)	33.0	146.1
Reversal of Reserves for Possible Losses on Loans, etc.	19	*7.3*	*14.1*	*0.0*	*21.5*	*(14.6)*	*36.1*	*180.5*
Reversal of Reserve for Possible Losses on Investments	20	*0.0*	-	-	*0.0*	*0.0*	-	*8.7*
Income before Income Taxes	21	121.6	109.7	6.8	238.3	(105.2)	343.6	935.6
Income Taxes	22	(14.0)	0.6	(1.9)	(15.3)	40.2	(55.6)	(202.6)
Net Income	23	107.6	110.4	4.8	222.9	(65.0)	287.9	732.9

*1 Dividends from the financial subsidiaries for corporate revitalization of¥120.0 billion are included both for the First Quarter of Fiscal 2005 and for Fiscal 2005 due to the simple aggregation of the 3 banks (non-consolidated) and their revitalization subsidiaries.

*2 Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB exclude the amounts of Credit Costs for Trust Accounts [4].

		MHBK	MHCB	MHTB	Aggregated Figures (A)	Change (A) - (B)	First Quarter of Fiscal 2005 (B)	Fiscal 2005
Credit-related Costs	24	6.1	13.8	(4.7)	15.1	(14.8)	29.9	63.9

* Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Provision for General Reserve for Possible Losses on Loans [10]
+ Reversal of Reserves for Possible Losses on Loans, etc. [19] + Credit Costs for Trust Accounts [4]

2. Unrealized Gains/Losses on Securities

CONSOLIDATED

(1) Other Securities (which have readily determinable fair values)

(Billions of yen)

		As of June 30, 2006				As of June 30, 2005				(Reference) As of March 31, 2006			
		Book Value (=Fair Value)	Unrealized Gains (Losses)			Book Value (=Fair Value)	Unrealized Gains (Losses)			Book Value (=Fair Value)	Unrealized Gains (Losses)		
				Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	Other Securities	31,813.7	1,616.4	2,173.1	556.6	33,213.8	974.2	1,162.5	188.2	32,435.0	2,149.7	2,575.9	426.2
	Stocks	5,065.0	2,053.6	2,108.0	54.3	4,048.1	991.6	1,088.6	96.9	5,453.5	2,462.3	2,492.7	30.3
	Bonds	20,244.8	(270.5)	0.8	271.3	22,367.8	(29.6)	17.6	47.2	20,109.3	(260.6)	1.1	261.7
	Other	6,503.9	(166.6)	64.2	230.9	6,797.9	12.2	56.2	44.0	6,872.0	(52.0)	82.0	134.0

* In addition to "Securities" indicated on the consolidated balance sheets, NCDs in "Cash and Due from Banks" and certain "Other Debt Purchased" are also included.
* Fair value of stocks is determined based on the average quoted market prices over the month preceding the balance sheet date, and fair value of securities other than stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
* Net Unrealized Gains(Losses) include ¥(82.3) billion, ¥98.2 billion and ¥(51.6) billion which were recognized in the Income Statement for the first quarter of Fiscal 2006 and 2005, and for the fiscal year ended March 31, 2006, respectively, by applying the fair-value hedge method and other.

(2) Bonds Held to Maturity (which have readily determinable fair values)

(Billions of yen)

	As of June 30, 2006				As of June 30, 2005				(Reference) As of March 31, 2006			
	Book Value	Unrealized Gains (Losses)			Book Value	Unrealized Gains (Losses)			Book Value	Unrealized Gains (Losses)		
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	1,349.6	(18.0)	0.0	18.0	1,517.9	7.9	10.4	2.5	1,536.1	(15.6)	0.0	15.7

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks (including figures for their former revitalization subsidiaries as of June 30, 2005)

(1) Other Securities (which have readily determinable fair values)

(Billions of yen)

		As of June 30, 2006				As of June 30, 2005				(Reference) As of March 31, 2006			
		Book Value (=Fair Value)	Unrealized Gains (Losses)			Book Value (=Fair Value)	Unrealized Gains (Losses)			Book Value (=Fair Value)	Unrealized Gains (Losses)		
				Gains	Losses			Gains	Losses			Gains	Losses
MHBK	Other Securities	15,723.9	231.1	393.8	162.7	16,774.6	116.7	198.1	81.4	16,491.5	335.8	478.9	143.1
	Stocks	1,101.5	347.7	371.1	23.3	825.8	156.7	191.0	34.2	1,193.1	437.7	450.2	12.4
	Bonds	14,253.2	(134.2)	0.4	134.6	15,508.5	(30.3)	4.6	35.0	14,603.1	(129.1)	0.4	129.6
	Other	369.1	17.6	22.3	4.7	440.1	(9.6)	2.4	12.1	695.2	27.2	28.3	1.0
MHCB	Other Securities	14,002.9	1,160.1	1,510.3	350.1	14,452.7	703.8	801.5	97.6	13,845.0	1,542.8	1,787.5	244.6
	Stocks	3,527.4	1,438.1	1,465.1	27.0	2,861.6	680.0	739.7	59.7	3,779.2	1,712.0	1,731.6	19.6
	Bonds	4,823.0	(103.3)	0.2	103.6	5,782.2	0.6	11.5	10.8	4,354.7	(96.9)	0.5	97.5
	Other	5,652.5	(174.5)	44.8	219.4	5,808.9	23.2	50.3	27.0	5,711.0	(72.1)	55.3	127.5
MHTB	Other Securities	1,495.1	143.0	181.9	38.9	1,453.8	99.8	107.4	7.5	1,546.0	179.4	218.2	38.8
	Stocks	375.0	180.6	181.2	0.5	300.1	103.3	105.7	2.4	411.1	216.6	216.8	0.1
	Bonds	967.6	(32.2)	0.0	32.3	917.8	(0.3)	1.0	1.3	998.1	(33.8)	0.1	34.0
	Other	152.3	(5.3)	0.6	5.9	235.8	(3.1)	0.6	3.7	136.7	(3.3)	1.2	4.6
Total	Other Securities	31,222.0	1,534.3	2,086.1	551.8	32,681.2	920.4	1,107.1	186.7	31,882.6	2,058.1	2,484.8	426.6
	Stocks	5,003.9	1,966.4	2,017.4	51.0	3,987.6	940.1	1,036.5	96.4	5,383.6	2,366.4	2,398.7	32.3
	Bonds	20,043.9	(269.8)	0.8	270.6	22,208.6	(30.0)	17.2	47.2	19,956.0	(259.9)	1.1	261.1
	Other	6,174.1	(162.2)	67.8	230.1	6,484.9	10.3	53.4	43.0	6,542.9	(48.3)	84.8	133.2

* NCDs and certain other securities are also included.
* Fair value of stocks is determined based on the average quoted market prices over the month preceding the date above, and fair value of securities other than stocks is determined at the quoted market price if available, or other reasonable value at the date above.
* Net Unrealized Gains(Losses) include ¥(82.3) billion, ¥98.2 billion and ¥(51.6) billion which were recognized as Income/Losses for the first quarter of Fiscal 2006 and 2005, and for the fiscal year ended March 31, 2006, respectively, by applying the fair-value hedge method and other.

(2) Bonds Held to Maturity (which have readily determinable fair values)

(Billions of yen)

	As of June 30, 2006				As of June 30, 2005				(Reference) As of March 31, 2006			
	Book Value	Unrealized Gains (Losses)			Book Value	Unrealized Gains (Losses)			Book Value	Unrealized Gains (Losses)		
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	1,349.6	(18.0)	0.0	18.0	1,517.9	7.9	10.4	2.5	1,536.1	(15.6)	0.0	15.7
MHCB	-	-	-	-	-	-	-	-	-	-	-	-
MHTB	-	-	-	-	-	-	-	-	-	-	-	-
Total	1,349.6	(18.0)	0.0	18.0	1,517.9	7.9	10.4	2.5	1,536.1	(15.6)	0.0	15.7

(3) Investments in Subsidiaries and Affiliates (which have readily determinable fair values)

(Billions of yen)

	As of June 30, 2006				As of June 30, 2005				(Reference) As of March 31, 2006			
	Book Value	Unrealized Gains (Losses)			Book Value	Unrealized Gains (Losses)			Book Value	Unrealized Gains (Losses)		
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	67.0	78.8	78.8	-	67.0	33.1	33.1	-	67.0	129.0	129.0	-
MHCB	11.6	29.5	29.5	-	11.6	17.7	17.7	-	11.6	41.0	41.0	-
MHTB	-	-	-	-	-	-	-	-	-	-	-	-
Total	78.7	108.4	108.4	-	78.7	50.9	50.9	-	78.7	170.0	170.0	-

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair values), unrealized gains/losses were recognized as Income/Losses by applying the fair-value hedge method and other. They were excluded from unrealized gains/losses on Other Securities.

These adjusted unrealized gains/losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

(Billions of yen)

	As of June 30, 2006			As of June 30, 2005	(Reference) As of March 31, 2006
	Unrealized Gains (Losses)				
		Change from June 30, 2005	(Reference) Change from March 31, 2006	Unrealized Gains (Losses)	Unrealized Gains (Losses)
Other Securities	1,698.7	822.8	(502.6)	875.9	2,201.4
Stocks	2,053.6	1,061.9	(408.7)	991.6	2,462.3
Bonds	(237.4)	(109.5)	(3.0)	(127.9)	(234.4)
Other	(117.3)	(129.5)	(90.8)	12.2	(26.4)

Non-Consolidated

Aggregated Figures of the 3 Banks
(including figures for their former revitalization subsidiaries as of June 30, 2005)

(Billions of yen)

	As of June 30, 2006			As of June 30, 2005	(Reference) As of March 31, 2006
	Unrealized Gains (Losses)				
		Change from June 30, 2005	(Reference) Change from March 31, 2006	Unrealized Gains (Losses)	Unrealized Gains (Losses)
Other Securities	1,616.6	794.4	(493.1)	822.2	2,109.8
Stocks	1,966.4	1,026.3	(399.9)	940.1	2,366.4
Bonds	(236.8)	(108.4)	(2.9)	(128.3)	(233.8)
Other	(113.0)	(123.4)	(90.2)	10.3	(22.7)

3. Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(Billions of yen)

	As of June 30, 2006			As of June 30, 2005			(Reference) As of March 31, 2006		
	Deferred Hedge Gains	Deferred Hedge Losses	Net Deferred Hedge Gains (Losses)	Deferred Hedge Gains	Deferred Hedge Losses	Net Deferred Hedge Gains (Losses)	Deferred Hedge Gains	Deferred Hedge Losses	Net Deferred Hedge Gains (Losses)
MHBK	121.6	283.2	(161.5)	215.9	226.5	(10.6)	130.9	294.0	(163.1)
MHCB	469.0	607.6	(138.6)	573.8	542.3	31.4	458.3	610.4	(152.1)
MHTB	50.5	55.4	(4.9)	50.1	56.9	(6.7)	49.9	54.3	(4.4)
Total	641.2	946.3	(305.1)	839.9	825.9	14.0	639.1	958.8	(319.6)

Note: The above figures reflect all derivative transactions qualifying for hedge accounting (Deferred method).

4. Disclosure of Categories under the Financial Reconstruction Law ("FRL")

CONSOLIDATED

(Billions of yen)

		As of June 30, 2006 (A)	Change (A) - (B)	(Reference) Change (A) - (C)	As of June 30, 2005 (B)	(Reference) As of March 31, 2006 (C)
Consolidated	Claims against Bankrupt and Substantially Bankrupt Obligors	141.8	(80.8)	(15.1)	222.6	156.9
	Claims with Collection Risk	341.2	(460.9)	(21.6)	802.2	362.9
	Claims for Special Attention	552.4	56.0	(15.2)	496.4	567.7
	Total	1,035.4	(485.7)	(52.1)	1,521.2	1,087.5
Trust Account	Claims against Bankrupt and Substantially Bankrupt Obligors	-	(2.2)	-	2.2	-
	Claims with Collection Risk	28.9	26.7	28.9	2.1	-
	Claims for Special Attention	0.1	(5.0)	0.1	5.1	0.0
	Total	29.0	19.4	29.0	9.6	0.0
Total (Consolidated + Trust Account)	Claims against Bankrupt and Substantially Bankrupt Obligors	141.8	(83.1)	(15.1)	224.9	156.9
	Claims with Collection Risk	370.1	(434.2)	7.2	804.3	362.9
	Claims for Special Attention	552.6	51.0	(15.1)	501.5	567.7
	Total	1,064.5	(466.2)	(23.0)	1,530.8	1,087.6

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

Aggregated Figures of the 3 Banks
(including figures for their former revitalization subsidiaries as of June 30, 2005)

(Billions of yen)

		As of June 30, 2006 (A)	Change (A) - (B)	(Reference) Change (A) - (C)	As of June 30, 2005 (B)	(Reference) As of March 31, 2006 (C)
MHBK	Claims against Bankrupt and Substantially Bankrupt Obligors	93.3	(5.1)	(4.7)	98.5	98.1
	Claims with Collection Risk	238.0	(178.8)	(16.4)	416.9	254.5
	Claims for Special Attention	238.6	(18.4)	(7.1)	257.1	245.8
	Total	570.1	(202.4)	(28.3)	772.6	598.5
MHCB	Claims against Bankrupt and Substantially Bankrupt Obligors	22.5	(54.8)	(6.5)	77.4	29.1
	Claims with Collection Risk	86.9	(212.1)	(3.4)	299.1	90.3
	Claims for Special Attention	245.2	40.2	(7.2)	205.0	252.5
	Total	354.7	(226.8)	(17.2)	581.6	372.0
MHTB	**Banking Account**					
	Claims against Bankrupt and Substantially Bankrupt Obligors	3.3	(3.5)	(0.2)	6.8	3.5
	Claims with Collection Risk	9.6	(45.6)	(0.6)	55.2	10.3
	Claims for Special Attention	67.0	34.3	(1.2)	32.6	68.2
	Total	80.0	(14.7)	(2.1)	94.7	82.2
	Trust Account					
	Claims against Bankrupt and Substantially Bankrupt Obligors	-	(2.2)	-	2.2	-
	Claims with Collection Risk	28.9	26.7	28.9	2.1	-
	Claims for Special Attention	0.1	(5.0)	0.1	5.1	0.0
	Total	29.0	19.4	29.0	9.6	0.0
Total (Banking Account + Trust Account)	Claims against Bankrupt and Substantially Bankrupt Obligors	119.2	(65.8)	(11.6)	185.1	130.8
	Claims with Collection Risk	363.5	(409.8)	8.3	773.4	355.2
	Claims for Special Attention	551.1	51.1	(15.5)	500.0	566.7
	Total	1,034.0	(424.5)	(18.7)	1,458.6	1,052.8
	Non-performing loan ratio	*1.42%*	*(0.75%)*	*0.00%*	*2.18%*	*1.41%*

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

5. Overview of Domestic Deposits

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(Billions of yen)

		As of June 30, 2006 (A)	Change (A)-(B)	As of June 30, 2005 (B)	(Reference) As of March 31, 2006
MHBK		51,968.7	1,479.4	50,489.3	52,321.6
	Individual deposits	*30,369.5*	*633.0*	*29,736.5*	*29,945.9*
MHCB		10,695.6	464.2	10,231.3	10,928.1
	Individual deposits	*7.1*	*(2.1)*	*9.2*	*8.8*
MHTB		2,649.5	278.0	2,371.4	2,482.0
	Individual deposits	*1,794.2*	*26.4*	*1,767.7*	*1,755.5*
Total		65,313.9	2,221.7	63,092.1	65,731.8
	Individual deposits	*32,171.0*	*657.4*	*31,513.6*	*31,710.2*

Note: Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1) Deposits

Aggregated Figures of the 3 Banks

(Billions of yen)

	As of June 30, 2006 (A)	Change (A)-(B)	As of June 30, 2005 (B)	(Reference) As of March 31, 2006
MHBK	52,023.3	1,487.6	50,535.7	52,368.3
MHCB	19,013.6	2,290.3	16,723.3	18,807.1
MHTB	2,649.5	276.4	2,373.0	2,492.6
Total	73,686.5	4,054.4	69,632.1	73,668.1

(2) Loans

Aggregated Figures of the 3 Banks (including figures for their former revitalization subsidiaries as of June 30, 2005)

(Billions of yen)

	As of June 30, 2006 (A)	Change (A)-(B)	As of June 30, 2005 (B)	(Reference) As of March 31, 2006
MHBK	33,184.0	1,026.0	32,157.9	34,188.5
MHCB	27,729.2	3,202.1	24,527.1	28,263.5
MHTB	3,497.0	193.5	3,303.4	3,532.6
Total	64,410.2	4,421.7	59,988.5	65,984.7

Note: Loans to MHFG of ¥1,638.0 billion from MHBK (¥728.0 billion) and MHCB (¥910.0 billion), of ¥965.0 billion from MHBK (¥623.0 billion) and MHCB (¥342.0 billion) are included as of June 30, 2006 and as of March 31,2006, respectively.

7. Capital Adequacy Ratio

CONSOLIDATED

(%, Billions of yen)

			As of June 30, 2006	(Reference) As of March 31, 2006
MHFG	BIS standard	Capital Adequacy Ratio	11.51%	11.62%
		Tier 1 Ratio	6.24%	5.89%
		Tier 1	4,788.5	4,555.9
		Tier 2 (included in Capital)	4,160.3	4,554.0
		Deductions from Capital	112.4	116.7
		Capital	8,836.4	8,993.2
		Risk-adjusted Assets	76,718.9	77,338.3

			As of June 30, 2006	(Reference) As of March 31, 2006
MHBK	Domestic standard	Capital Adequacy Ratio	10.50%	10.28%
		Tier 1 Ratio	6.16%	5.76%
	(Reference) BIS standard	Capital Adequacy Ratio	11.08%	10.90%
		Tier 1 Ratio	6.15%	5.69%
MHCB	BIS standard	Capital Adequacy Ratio	12.44%	12.87%
		Tier 1 Ratio	7.14%	6.92%
MHTB	BIS standard	Capital Adequacy Ratio	14.29%	14.42%
		Tier 1 Ratio	7.85%	7.56%

MIZUHO

Channel to Discovery

The 8th Japanese Financial Conference

September 2006

Mizuho Financial Group

RECEIVED
2006 SEP 15 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


Mizuho Financial Group, Inc.
Global Retail Group
Mizuho Bank (BK)
Mizuho Investors Securities
UC Card
Mizuho Capital
Global Corporate Group
Mizuho Corporate Bank (CB)
Mizuho Securities
Shinko Securities*
Global Asset & Wealth Management Group
Mizuho Trust & Banking (TB)
Mizuho Private Wealth Management
Trust & Custody Services Bank
Asset Management Companies (DKA FIMCO DIAM*)
Group Strategy Affiliates
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute

* An affiliate under the equity method

Definitions

3 Banks: Aggregated figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.
Figures before the first quarter of fiscal 2006 are the aggregated figures for the 3 Banks as identified above and their financial subsidiaries for corporate revitalization. (On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank.)

2 Banks: Aggregated figures for Mizuho Bank and Mizuho Corporate Bank on a non-consolidated basis.
Figures before the first quarter of fiscal 2006 are the aggregated figures for the 2 Banks as identified above and their financial subsidiaries for corporate revitalization. (On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank.)

Agenda

1. Mizuho in a New Phase P.3-4
2. Recent Developments P.5-7
3. Enhancement of the Group's Comprehensive Profitability P.8-12
4. Mizuho Bank's Retail Banking Strategies P.13-21
5. Capital Management P.22-24
6. In Closing P.25

1. Mizuho in a New Phase

Management Focuses

■ "Enhancement of the Group's Comprehensive Profitability" Supported by "Sophisticated Management Control", and "Disciplined Capital Management"



Enhancement of the Group's Comprehensive Profitability
Entered a New Phase in Management Strategies of Top-line Growth
Established "Mizuho with Financial Soundness"
Implemented a Series of Management Reforms
April 2002
Establishment of Mizuho Bank and Mizuho Corporate Bank through Corporate Splits and Mergers
March 2003
Business Reorganization & Capital Raising of Approx. JPY 1.1Tn
FY2004
Progress in 4 Management Issues
✓ Repayment of Public Funds
✓ Completion of IT Systems Integration
✓ Resolution of Financial Issues
✓ Acceleration of Cost Reduction
April 2005
"Channel to Discovery" Plan Medium-Term Business Plan
FY2005
Positive Turnaround of Top-line
July 2006
Full Repayment of Public Funds
Plan to List on New York Stock Exchange (during FY2006)

	Mizuho Stock Price* (JPY)
Jun. 30, 2006	969,000
Mar. 31, 2006	963,000
Sep. 30, 2005	722,000
Mar. 31, 2005	507,000
Mar. 31, 2004	448,000
Mar. 31, 2003	96,800
Mar. 29, 2002	302,000

* Closing price on TSE. The stock price of Mizuho Holdings, Inc. until Mar. 5, 2003

2. Recent Developments

1Q of FY2006 Results (1)

Mizuho Financial Group (Consolidated Basis)

(JPY Bn)	1Q FY2006	1Q FY2005	Change
Consolidated Gross Profits	476.0	475.3	0.6
G&A Expenses	-262.0	-269.0	6.9
Consolidated Net Business Profits *1	205.4	211.0	-5.6
Credit Costs	15.1	27.7	-12.6
Net Gains related to Stocks *2	41.7	36.1	5.5
Ordinary Profits	251.3	233.2	18.1
Net Income	230.8	173.3	57.5
EPS (Diluted Net Income for the 1Q per Share of Common Stock) *3 (JPY)	18,277	12,130	6,146
ROE *4	19.9%	17.6%	2.2%
	Jun. 2006	Mar. 2006	Change
BIS Capital Ratio	11.51%	11.62%	-0.11%
Tier 1 Capital Ratio	6.24%	5.89%	0.35%

Aggregated Figures of 3 Banks (Non-Consolidated Basis)

(JPY Bn)	1Q FY2006	1Q FY2005	Change
Gross Profits	387.0	404.5 *5	-17.5
G&A Expenses	-208.1	-198.7	-9.4
Net Business Profits	178.8	206.2 *5	-27.3
Credit Costs	15.1	29.9	-14.8
Net Gains related to Stocks	37.1	18.9	18.2
Ordinary Profits	209.1	190.5 *5	18.6
Net Income	222.9	167.9 *5	54.9

*1 Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments
*2 Figure of 1Q for FY2006 included gains of JPY 13.7 billion on sale of stocks associated with credit and alternative investments, which we made as part of our efforts to diversify sources of our market-related income. Figure of 1Q for FY2005 included gains of JPY 12.1 billion on sale of common stock of our subsidiary.
3 Fully diluted EPS : Diluted Net Income for the 1Q per Share of Common Stock
[* Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year.]
*4 Return on Equity = Annualized Net Income** / [{(Total Shareholders' Equity + Total Valuation and Translation Adjustments) <beginning>*** + (Total Shareholders' Equity + Total Valuation and Translation Adjustments) <period-end>***} / 2] X 100)
[** Net Income for the 1Q of FY2006 (Apr. 1 – Jun. 30, 2006) X 365 / 91]
[*** Figures other than June 30, 2006 calculated using former "Total Shareholders' Equity" data]
*5 Figures of 1Q for FY2005 excluded JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization.

1Q of FY2006 Results (2)

■ Steady Enhancement of the Group's Comprehensive Profitability

Consolidated Gross Profits & Net Income



(JPY Bn)
Consolidated Gross Profits
Net Income
(Consolidated)
500
400
300
200
100
0
475.3
173.3
476.0
230.8
+0.6
+57.5
1Q FY2005
1Q FY2006

Net Interest Income & Loan Balance



(JPY Bn)
Consolidated Net Interest Income
Loan Balance (period-end, right axis)*
(JPY Tn)
300
280
260
240
220
0
70
65
60
55
50
0
62.8
59.9
62.7
274.9
254.8
255.9
1Q FY2004
1Q FY2005
1Q FY2006

* Loan Balance : 3 Banks, excluding Trust Account and loans to Mizuho Financial Group, Inc. (JPY 1.6 Tn as of Jun.30, 2006)

Net Fee and Commission Income



(Consolidated)
(JPY Bn)
100
50
0
90.9
104.2
116.2
+13.2
+11.9
1Q FY2004
1Q FY2005
1Q FY2006

G&A Expenses (3 Banks)



(JPY Bn)
Strategic Expenses
Base Expenses
210
200
190
180
170
160
0
209.6
-13.1
2.2
196.5
+9.4
-5.4
17.0
191.1
208.1
1Q FY2004
1Q FY2005
1Q FY2006

3. Enhancement of the Group's Comprehensive Profitability

Retail Banking Expansion and Synergy Enhancement

■ Increased Profitability in both Retail Banking and International Banking

Consolidated Net Business Profits*


(JPY Bn)
(Aggregate of each Global Group's figure)
+20%
1,000
800
600
400
200
0
83
391
394
GAWG
GCG
GRG
106
424
515
FY2004
FY2005
* Figures for FY2005 exclude the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn

Global Retail Group Net Business Profits


(JPY Bn)
(BK + Financial Subsidiary for Corporate Revitalization + IS)
500
400
300
200
100
0
414
+12%
359
+16%
473*
Profits from Customer Groups
FY2003
FY2004
FY2005
* Excludes the effect of the disposition of Unrealized Losses on bond portfolios of JPY 75Bn

Net Business Profits of International Banking *


(JPY Bn)
(CB + Financial Subsidiaries for Corporate Revitalization)
FY2005 Rate of Increase
+51%
40
30
20
10
0
17
21
27
33
1H FY04
2H FY04
1H FY05
2H FY05
* Based on managerial accounting

Note: Each Global Group's Consolidated Net Business Profits

Note: IS: Mizuho Investors Securities (Non-Consolidated Ordinary Profits)

GRG (Global Retail Group) : Mizuho Bank's Consolidated Net Business Profits
GCG (Global Corporate Group) : Mizuho Corporate Bank's Consolidated Net Business Profits,
GAWG (Global Asset & Wealth Management Group) : Mizuho Trust & Banking's Consolidated Net Business Profits + Ordinary Profits of Trust & Custody Services Bank, 3 asset management companies and Mizuho Private Wealth Management

■ Increased Synergies through Strengthened Group Cooperation

Retail Securities Business (Mizuho Investors Securities)


(Non-Consolidated)
(JPY Bn)
□ Ordinary Profits
30
20
10
0
Approx. 4 times
FY2003
FY2004
FY2005
of Planet Booths* 11
41
73
(as of the end of each fiscal year)
* Consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank Branches

Wholesale Securities Business (Mizuho Securities)


(Non-Consolidated)
(JPY Bn)
□ Ordinary Profits
+56%
60
40
20
0
FY2003
FY2004
FY2005

Trust & Asset Management Business (Mizuho Trust & Banking)


(Non-Consolidated, based on managerial accounting)
(JPY Bn)
□ Profits from Trust & Asset Management Businesses
+18%
100
80
60
40
20
0
FY2003
FY2004
FY2005

Strategic Focuses of 3 Global Groups

Global Retail Group

Mizuho Bank

Segment	Area	Focus
Individuals	Mass-retail	■ Increase MMC members
Individuals	Loans to Individuals	■ Increase loans in alliance with Orient Corporation (Orico) ■ Strengthen housing loans including "FLAT 35"
Individuals	Consulting	■ Increase sales of investment products
Individuals	Branch Network	■ Redevelop branch network
SMEs	Upper-middle Corporations	■ Strengthen made-to-order solutions and advisory services ■ Capture business opportunities with large-sized loans
SMEs	Middle Corporations	■ Increase loans with higher risk-adjusted returns ■ Further strengthen solution businesses
SMEs	Small Corporations	■ Increase loans originated through Business Finance Centers

Mizuho Investors Securities

Pursuit of Group Synergies	■ Increase "Planet Booths*" * Consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank Branches ■ Strengthen customer referrals and securities brokerage business

Global Corporate Group

Mizuho Corporate Bank

Syndicated Loans	■ Promote "Originate to Distribute" business model
International Banking	■ Enhance profitability from overseas operations ■ Strengthen overseas network
Pursuit of Group Synergies	■ Further strengthen cooperation with Mizuho Securities

Mizuho Securities

Equity-related	■ Strengthen trading business and underwriting business
Investment Banking	■ Strengthen M&A and securitization businesses
Pursuit of Group Synergies	■ Capture profit opportunities through group synergies and strategic alliances

Global Asset & Wealth Management Group

Mizuho Trust & Banking

Trust & Asset Management	■ Pursue sustainable growth in profits from Trust & Asset Management businesses ■ Proactively allocate resources to growth areas
Pursuit of Group Synergies	■ Further utilize trust agency system ■ Further strengthen cooperation with Mizuho Bank and Mizuho Corporate Bank

Mizuho Private Wealth Management

Private Banking	■ Provide comprehensive and integrated services

Pursuit of Group Synergies

■ Enhance the Group's Comprehensive Profitability by Utilizing the Large Customer Base

- Promote Close Cooperation between Banks and Securities Companies in the Group and Provide Products and Services by Group Companies to the Large Customer Base of the 2 Banks


Global Retail Group
Mizuho Bank
Individual and SME customers
➢ Individual deposit accounts : approx. 26 million
➢ SME borrowers : approx. 100 thousand
Mizuho Investors Securities
UC Card
Mizuho Capital
Close Cooperation between Banks and Securities Companies
Shinko Securities
Global Corporate Group
Mizuho Corporate Bank
Large corporations and overseas customers
➢ Business relationship with approx. 70% of all the listed companies in Japan
Mizuho Securities
Provision of Products and Services by Group Companies
Global Asset & Wealth Management Group
Mizuho Trust & Banking
Mizuho Private Wealth Management
Trust & Custody Services Bank
3 Asset Management Companies
Group Strategy Affiliates
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute

Group Synergy Expansion

Group Synergies in Net Fee & Commission Income

Increase in profits of group companies including Mizuho Trust & Banking



(JPY Bn)
140
120
100
80
60
0
Consolidated
2 Banks (Mizuho Bank (BK) + Mizuho Corporate Bank (CB))
90.9
34.3
56.6
104.2
43.1
61.1
116.2
44.4
71.7
1Q FY2004
1Q FY2005
1Q FY2006

Examples of Synergies Pursued

Mizuho Trust & Banking



(JPY Bn)
Gross Profits from real estate businesses
Gross Profits through Group Synergies
40
30
20
10
0
47%
FY2003
FY2004
FY2005

Mizuho Securities



(No. of Deals)
Number of deals with lead manager status in fixed income and equity-related products from CB's customers
140
120
0
FY2003
FY2004
FY2005

Mizuho Investors Securities



(JPY Tn)
AUM* acquired through cooperation with BK
Total AUM* of Mizuho Investors Securities
AUM* acquired through cooperation with BK
8
6
4
2
0
30%
Mar. 2004
Mar. 2005
Mar. 2006

* Assets under management

4. Mizuho Bank's Retail Banking Strategies

Achievements in Retail Banking Business at Mizuho Bank

■ Steady Progress in the Performances for Targeted Products in Retail Banking Business

Number of MMC Members


(Million)
(commenced in Aug. 2004)
Exceeded 2 million members in Jul. 2006
2
1
0
0.05
0.53
1.94
Sep. 2004
Jun. 2005
Jun. 2006

Balance of Captive Loans guaranteed by Orico


(JPY Bn)
(Comprehensive Business Alliance with Orico in Jul. 2004)
500
400
300
200
100
0
69.6
237.0
454.0
Sep. 2004
Jun. 2005
Jun. 2006

Balances of Residential Housing Loans and Flat 35*


(including balance of securitized loans**)
(JPY Tn)
Flat 35
Residential Housing Loans
9.5
9.0
8.5
≈
0
Jun. 2004
Jun. 2005
Jun. 2006

* Flat 35: Securitization-type housing loan in alliance with the Government Housing Loan Corp.
** Housing loans of approx. JPY 310Bn were securitized in 1H of FY2004

Balances of Investment Products and JGBs Sold to Individuals & Balance of Individual Deposits


(JPY Tn)
JGBs sold to Individuals
Foreign Currency Deposits
Investment Trusts (excluding MMF & Gov. Bond Fund)
Individual Annuities
Individual Deposits
30
29
28
3
2
1
0
Jun. 2004
Jun. 2005
Jun. 2006

Retail Banking Initiatives at Mizuho Bank



Enhance Profitability of "Mass-retail Market"
Strengthen Individual Loans
Enhance Consulting Functions
Major Products
Mizuho Mileage Club (MMC)
Captive Loans, Residential Housing Loans, Flat 35
Investment Trusts, Individual Annuities, Foreign Currency Deposits, JGBs Sold to Individuals
Personnel
Specialist sales staff for promoting MMC
Send sales staff to 100 branches per business day
Sales Staff at Housing Loan Centers
356
466
Plan 600
Financial Consultants
893
More than 2,000
Sales Network
Centers for Business with Employees of Corporate Customers
6 centers
Housing Loan Centers
82
88
90
Plan 100
Premium Salons
26
150
155
Plan 250
Planet Booths*
41
73
76
Plan 100
* Consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank Branches
Redevelop Branch Network
New type (retail only) branches
1
Plan** 100
** From FY2006 onward, including the conversions of sub-branches into branches
Mar. 2005 Results
Mar. 2006 Results
Jun. 2006 Results
Mar. 2007 Plans

Enhance Profitability of “Mass-Retail Market” (1) - Mizuho Mileage Club

The Membership Service Platform: ATM Card with Credit Card Function with No Annual Fee



Encourage “mass-retail customers” to upgrade their status to “targeted customers”
Increase sales of investment products and loans to individuals
Mileage Function
Retention of Customers
Cross-Sell
Mizuho Mileage Club (MMC)
ATM Card with Credit Card Function (Revolving Credit Function)
Purchase Records of Credit Card
Profits from Credit Card Business
Improve profitability from business with “mass-retail customers”



MMC Membership & Revenue
(No. of Members: Million)
(Revenue: JPY Bn)
Number of Members
Revenue*
0.32
1.47
FY04
FY05
FY06
(Plan)
3
2
1
0
10
5
0

* Mizuho Bank's share of the total credit card revenue (including cross-selling to Credit Saison's customers)

Increase the Number of MMC Members and Further Improve MMC Card Functions

Increase the Number of MMC Members

- **Promote conversions of members of the former membership program (Mizuho Value Program) to MMC**
 - Number of Mizuho Value Program members: approx. 7 million
- **Promote new members acquisition activities by specialist sales staff**
 - Utilize the expertise of Credit Saison in acquiring new MMC members at Mizuho Bank branches
- **Expand application channels**
 - Applications via internet (Jan. 2006)
- **Promote MMC membership when new customers open accounts**
 - New customers: more than 1 million/year

Improve Card Functions

- **Promote business alliances with top brands**
 - Credit Saison: MMC <Saison> (Apr. 2005)
 - AMEX (Jan. 2006)
 - JR-East: Mizuho Suica Card (Mar. 2006)
 - NTT DoCoMo: “iD” service (scheduled for 2006)
- **Expand affiliations with partner companies***
 - Added Nifty, Hakuyosha (both in Apr. 2006), The Lotte Group in South Korea, and Prince Hotels (both in Jun. 2006)
 → 18 partner companies in total

* Partner companies provide services including bonus points offering for using Mizuho Mileage Club Card (credit card) at their franchises and point exchange service between MMC points and their own programs' points

Enhance Profitability of "Mass-Retail Market" (2) - Alliance with Credit Saison

Develop the Most Powerful Credit Card Business Framework and Promote Cross-selling

Develop a "Specialized + Allied" business model through business integration and aggregation



Mizuho Bank
Promote Alliance
Other Credit Card Companies
Outsourcing Aggregation
New UC Card*
Card Issuance
Member Store Management
Processing
Next-Generation Joint Mission-Critical System
Comprehensive Strategic Business Alliance (Dec. 2004)
Equity Participation
Integration
Aggregation
Outsourcing
Credit Saison
Card Issuance
Member Store Management
Processing
Goals
The most powerful third-party processor
The largest issuer in Japan

* Realigned from the direct subsidiary of Mizuho Financial Group, Inc. to that of Mizuho Bank (Oct. 2005)

- Oct. 2005: Began outsourcing of the processing business to UC Card.
- Jan. 2006: Merger of Credit Saison and the card issuing business of UC Card ➔ One of the largest issuers in Japan (Number of members: approx. 23 million)
- 1H FY2006: Began aggregation of member store management business to UC Card.
- Mar. 2006: Business alliance in promoting the mobile phone credit card service "iD": 4-way alliance between NTT DoCoMo, Credit Saison, UC Card, and Mizuho Bank ➔ Plan to provide "iD" service from 2H of FY2006

Cross-sell banking products to Credit Saison customers + Increase MMC membership using Credit Saison's marketing capability



Sales of Mizuho Bank products to Credit Saison customers
Credit Saison members (Approx. 23 million**)
Mizuho Bank Individual deposit accounts (Approx. 26 million)
Promote new MMC <Saison> membership initiatives by utilizing Credit Saison's expertise

** As of Jun. 30, 2006, including UC Card members

Strengthen Loan Business for Individuals (1) - Alliance with Orico

Further Strengthen Captive Loans


Customers
Expand Convenient Financing Sources
Captive Loans
Mizuho
Increase Profitability by Strengthening the Loan Business to Individuals
Guarantee
Orico
Increase Profitability through Guarantee Business with no Funding

Expand Market through Expansion of the Affiliated Merchant Network

Strengthen Mizuho's Captive Loans at Orico's existing affiliated merchants

+

Expand new affiliated merchants by utilizing Mizuho's corporate customer base


Number of affiliated merchants resulting from referrals by Mizuho (cumulative)
(Referrals)
6,000
5,000
4,000
3,000
2,000
1,000
0
Approx.800
Approx. 6,000
Mar. 2005
Jun. 2006

Seek further growth

Increase affiliated merchants through referrals by Mizuho Bank and Mizuho Corporate Bank
Newly affiliated merchants: approx. 5,200 (since FY2005)

Orico's affiliated merchants: approx. 600,000 retailers

Commenced Sales of Mizuho-Orico Card Loan Products (Jan. 2006)


(Annual Income)
Mega bank card loans
Joint ventures between mega banks and consumer finance companies
Consumer finance companies

Specify Targeted Segments

Respond to needs from low credit risk customers and middle credit risk customers, respectively

Increase exposure to middle credit risk customers to whom Mizuho and Orico seek further market penetration

Platinum Plan: Product with competitive interest rates for low credit risk customers (Interest rate: 7.6%)*

Casual Plan: Product with simple application procedure for middle credit risk customers (Interest rate: 11.6% / 16.6% depending on the credit limits)*

*As of Aug. 2006

Balance of Unsecured Loans to Individuals


(JPY Bn)
Other Unsecured Loans
Captive Loans in alliance with Orico
1,000
500
0
185.5
237.0
454.0
Mar. 2005
Mar. 2006
Jun. 2006
Mar. 2007 (Plan)

Retail Banking Strategies

Strengthen Loan Business for Individuals (2) - Housing Loans

Enhance Sales Channels

Real Estate Broker Channel (approx. 60%)

Enhancement of Housing Loan Centers

- Expand Housing Loan Centers
 Establish 100 Housing Loan Centers and deploy 600 RMs
 → a system that enables effective coverage of major developers and major domestic markets
- Leverage Mizuho's Corporate Customer Base
- Strengthen RMs
 Strengthen RMs through external recruiting and training program

Strengthen Origination Capacity

Corporate Customer Channel

Enhance sales to employees of corporate customers

Strengthen business with employees of Mizuho's corporate customers (approx. 4,000 targeted companies)

Bank Branch Channel (approx. 40%)

Pursue refinancing opportunities with other bank's borrowers while defending against refinancing offered by other banks

- Strengthen loan consultation capabilities (Extend business hours including weekends)
- Add loan balance, in addition to origination amount, to targets of each branch
- Strengthen consulting and sales capacity of branches by improving efficiency in operations
- Continue to offer strategic interest rates to promote refinancing from other banks

Increase Value of Bank Branch Channel for Customers

Strengthen Products

Respond to customer needs for medium to long-term fixed interest rates

- [New Customers] Promote sales of "Flat 35"
- [Refinancing] Respond to refinancing needs with Mizuho's products

Flat 35 Origination Amount



(JPY Bn)
100
50
0
1H FY04
2H FY04
1H FY05
2H FY05
1Q FY06

Flat 35 Market Share*



BTMU 11%
SMBC 13%
Mizuho (BK) 76%

(The Japan Financial News Report)
* Number of new loans in 1Q of FY2006

Balances of Residential Housing Loans and Flat 35 (including balance of securitized loans)**



(JPY Tn)
Flat 35
10
9
0
Jun. 2004
Jun. 2005
Jun. 2006
Mar. 2007
(Plan)

** Housing loans of approx. JPY 310Bn were securitized in 1H of FY2004

Enhance Consulting Functions

Increase Sales of Investment Products by Enhancing Consulting Functions to Targeted Customers


Approx. 850 Thousand Targeted Customers
AUM: JPY 500M or more → PBs
AUM: JPY 100M or more → PBs
AUM: JPY 30M or more → 1st Class FCs
AUM: JPY 10M or more → 2nd/3rd Class FCs

Establishment of a Full-Fledged Private Banking Company

■ **"Mizuho Private Wealth Management"**
(Established in Oct. 2005, started operations in Nov. 2005, with a staff of 60)

Further Improvement of Products and Increase of Sales to High Net Worth Customers

■ **Enhance Marketing Capabilities**
- Introduce PB consulting system, and increase the number of consultants including external hires (40 staff)
- Develop tailored PB products (hedge funds investment trusts, wrap accounts, etc.)


Balances of Investment Products and JGBs sold to Individuals
(JPY Tn)
JGBs sold to Individuals
Foreign Currency Deposits
Investment Trusts (excluding MMF & Gov. Bond Fund)
Individual Annuities
5
4
3
2
1
0
Jun. 2004
Jun. 2005
Jun. 2006
Mar. 2007 (Plan)

Establishment of the Best Consulting Functions

■ **Strengthen Product Strategies**
- Develop and expand sales of products affiliated with three U.S. banks (Total balance as of Mar. 2006: approx. JPY 37Bn)
- Introduction of new products in light of market trends
- Increase sales of retail-targeted JGBs
 Total sales for FY2005: approx. JPY 530Bn
 (Approx. JPY310 Bn increase from FY2004)

■ **Enhance services to targeted customers that support the consulting function**
- Increase Mizuho Premium Club membership (Mar. 2005)
- Strengthen initiatives for the retired employees market mainly consisting of baby-boomers
- Enhance the consulting function by taking retail-targeted JGB holdings as an opportunity
- Strengthen initiatives for securities referrals and trust banking agencies (testamentary trusts, etc.)

■ **Enhance Consulting Channels**
- Enhance capabilities of 2,000 Financial Consultants (FCs)
- Accelerate installation of Premium Salons
- Enhance channels to promote group synergies such as Planet Booths*

	Mar. 2005	Mar. 2006	Mar. 2007 (Plan)
FCs	893	More than 2,000	Further Strengthen FCs of 2,000
Premium Salons	26	150	250
Planet Booths*	41	73	100

* Consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank Branches

Redevelop Branch Network

From Cost Reduction Oriented Approach to Earning Maximization Oriented Approach → Review Existing Branches and Consider Opening New Type (Retail Only) Branches



Current branch network
(Example)
Residential district
Full Service Branch
Full Service Branch
Full Service Branch
Full Service Branch



Specify market characteristics, and measure market potential utilizing the "Branch Analysis Method & System"
(Example)
Regions where mostly retirees aged 50s-60s reside
Uncovered-Area
Regions where mostly office workers aged 30s-40s reside



New branch network
- Introducing the Area Branch System -
(Example)
Branches focusing on asset management consultation
Area Member Branch
Area Member Branch
Open New Branches in Previously Uncovered Area
Optimize Scale
Change Branch Format
Centralize Operations & Back Office Functions
Area Core Branch (Full retail service)
Area Member Branch
Area Member Branch
Branches focusing on housing loan consultation
Image of increase in retail only branches (including opening of new type branches)
Opening of new type (retail only) branches (max. 100 branches*)
Shifting of the existing full service branches into retail only branches
Existing retail only branches
* Including the conversions of sub-branches into branches

The Aim of Restructuring the Current Branch Network

- Expand covered-market through opening new type (retail only) branches and converting sub-branches into branches
- Effectively strengthen the ability to attain customers, through branch redesigning and business promotion in tune with the market
- Strengthen the ability to respond to customers' needs by enhancing business promotion and introducing the Area Branch System

Enhance attaining of customers through stronger consulting functions

5. Capital Management

Disciplined Capital Management

Full Repayment of Public Funds (July 2006) and Repurchase & Cancellation of Treasury Stock (July 2006)

➢ **Full repayment of public funds**

- Repurchased and cancelled the remaining preferred shares of public funds of JPY 600.0 Bn (on an issued-price basis) in July 2006
- Completed the repayment of all public funds, the original amount of which was JPY 2,949.0 Bn, including the subordinated bonds (pubic funds)

➢ **Repurchase and cancellation of treasury stock**

- Repurchased and cancelled 131,800 shares of our common stock held by our 100% subsidiary, Mizuho Financial Strategy Co., Ltd. (treasury stock: JPY 129.9 Bn) in July 2006
- Aim to repurchase and cancel the remaining treasury stock (261,040 shares) after FY2006

Composition of Consolidated Tier 1 Capital



(JPY Bn)
Public Funds
Preferred Shares issued to Private Sector
5,000
4,000
3,000
2,000
1,000
0
1,949.0
985.9
1,006.2
1,466.4
980.4
1,725.2
600.0
980.4
2,975.5
600.0
980.4
3,208.1
Repaid in full on July 4, 2006
Mar. 2004
Mar. 2005
Mar. 2006
Jun. 2006

Returns to Shareholders

FY2005 (Actual)	**Public Fund Preferred Shares Repurchased: JPY 943.6Bn**
	Dividends Paid*: JPY 79.8Bn
	Sale of Treasury Stock: -JPY 531.6Bn
FY2006 (Up to date)	**Public Fund Preferred Shares Repurchased: JPY 603.4Bn**
	Dividends Paid*: JPY 66.4Bn
	Repurchase of Treasury Stock: JPY 129.9Bn

* Common share dividends paid (excluding dividends on treasury stock (including the shares held by Mizuho Financial Strategy)) + Private preferred share dividends paid+ Public Fund preferred share dividends paid

Capital and Dividend Policies

Completion of Repayment of Public Funds  Moving forward to the Final Stage of Addressing Our Capital Structure Issues with Priority

Review Our Policy in View of Global Banks

Priority List for Capital Management

1. Completion of repayment of public funds **Completed** → Completed the repayment of all public funds on July 4, 2006
2. Remaining treasury stock held by Mizuho Financial Strategy (392 thousand shares) → Repurchased and cancelled a portion of treasury stock, and aim to repurchase and cancel the remaining treasury stock (261 thousand shares) after FY2006
3. Convertible preferred shares issued to the private sector (JPY 943.7Bn: Conversion period to commence from July 2008) → Consider to eliminate dilutive effects after the commencement of conversion period

Review Dividend Policy in Balance with Pursuit of Growth Opportunities

- Flexibly make dividend payments & conduct share repurchases → Aim to manage with the intent to provide returns to shareholders
- Strengthen capital base to support our growth strategies → Aim to raise our consolidated Tier 1 capital ratio to 7% over time

6. In Closing

This presentation material contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, and the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.